      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 2, 1997
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                               HENRY SCHEIN, INC.

             (Exact name of registrant as specified in its charter)

           DELAWARE                          5047                  11-3136595
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
     of incorporation or         Classification Code Number)     Identification
        organization)                                               Number)

              STANLEY M. BERGMAN                                 BRUCE J. HABER
           CHAIRMAN, CHIEF EXECUTIVE                           PRESIDENT AND CHIEF
             OFFICER AND PRESIDENT                              EXECUTIVE OFFICER
              HENRY SCHEIN, INC.                             MICRO BIO-MEDICS, INC.
                135 DURYEA ROAD                                846 PELHAM PARKWAY
           MELVILLE, NEW YORK 11747                       PELHAM MANOR, NEW YORK 10803
                (516) 843-5500                                   (914) 738-8400
  (Address, including zip code, and telephone        (Name, address, including zip code, and
        number, including area code, of             telephone number, including area code, of
   registrant's principal executive offices)                   agent for service)

                                   COPIES TO:

 ROBERT A. CANTONE, ESQ.         MARK E. MLOTEK, ESQ.             STEVEN MORSE, ESQ.
    PROSKAUER ROSE LLP         VICE PRESIDENT, GENERAL       LAW OFFICES OF LESTER MORSE,
      1585 BROADWAY             COUNSEL AND SECRETARY                    P.C.
 NEW YORK, NEW YORK 10036         HENRY SCHEIN, INC.             111 GREAT NECK ROAD
      (212) 969-3000               135 DURYEA ROAD            GREAT NECK, NEW YORK 11021
                               MELVILLE, NEW YORK 11747             (516) 487-1446
                                    (516) 843-5500

                         ------------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

    The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                 PROPOSED            PROPOSED
                                                                 MAXIMUM             MAXIMUM
        TITLE OF EACH CLASS OF             AMOUNT TO BE       OFFERING PRICE        AGGREGATE           AMOUNT OF
     SECURITIES TO BE REGISTERED          REGISTERED(1)         PER SHARE         OFFERING PRICE     REGISTRATION FEE
Common Stock, par value $.01 per
  share...............................   3,400,000 shares       $30.69(2)        $104,346,000(2)        $31,620(4)
Warrants to Purchase Common Stock.....        6,200               --(3)               --(3)               --(3)

(1) The number of shares of Common Stock (the "Schein Common Stock"), par value $.01 per share, of Henry Schein, Inc. ("Schein") being registered is based on the approximate maximum number of shares issuable to the shareholders of Micro Bio-Medics, Inc. ("MBM") in connection with the merger of a wholly-owned subsidiary of Schein with and into MBM or upon the exercise of certain warrants issued by MBM that will be assumed by Schein in connection with the Merger, which assumed warrants are being registered hereby.

(2) Estimated solely for purposes of calculating the registration fee and based, pursuant to Rule 457(f)(1) of the Securities Act of 1933, upon the average of the high and low prices of the Schein Common Stock on the Nasdaq National Market ($30.69) on June 24, 1997.

(3) Pursuant to Rule 457(g) of the Securities Act of 1933, the registration fee for the Warrants is based on the market value of the shares issuable upon exercise, which shares are included in the 3,400,000 shares being registered, and no seperate value has been attributed to the Warrants for purposes of the registration fee.

(4) Fees aggregating $18,709.75 was previously paid by MBM pursuant to Rule 14a-6 of the Securities Exchange Act of 1934 in connection with the filing of the preliminary Proxy Statement/Prospectus on April 22, 1997 and revised preliminary Proxy Statement/Prospectus on June 16, 1997. Pursuant to Rule 457(b) under the Securities Act of 1933, as amended, such fee is being credited against the registration fee, and, accordingly, an additional $13,003.75 is being paid in connection with this Registration Statement.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             MICRO BIO-MEDICS, INC.
                               846 PELHAM PARKWAY
                          PELHAM MANOR, NEW YORK 10803

Dear Shareholder:

    You are cordially invited to attend a Special Meeting of Shareholders of Micro Bio-Medics, Inc. ("MBM"), which will be held at 9:00 a.m. on Friday, August 1, 1997, at the Ramada Hotel, One Ramada Plaza, New Rochelle, New York.

    At the Special Meeting, holders of MBM Common Stock will be asked to consider a proposal to approve and adopt an Agreement and Plan of Merger providing for a merger in which MBM would become a wholly owned subsidiary of Henry Schein, Inc. ("Schein"). Pursuant to the merger, each share of MBM Common Stock will be converted into the right to receive 0.62 shares of Common Stock of Schein.

    The proposed merger is described in the accompanying Proxy
Statement/Prospectus, the forepart of which includes a summary of the terms of the merger and certain other information relating to it. I urge you to review carefully the Proxy Statement/Prospectus and the Annexes thereto.

    THE BOARD OF DIRECTORS OF MBM HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF MBM AND ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD UNANIMOUSLY APPROVED THE AGREEMENT AND PLAN OF MERGER PROVIDING FOR THE MERGER AND RECOMMENDS THAT THE HOLDERS OF MBM COMMON STOCK VOTE IN FAVOR OF THE AGREEMENT AND PLAN OF MERGER AT THE SPECIAL MEETING.

    I hope you will attend the Special Meeting. However, whether or not you plan to attend, please complete, sign and date the accompanying proxy card promptly and return it in the enclosed prepaid envelope. If you are present at the meeting you may, if you wish, withdraw your proxy and vote in person.

    MBM has retained D.F. King & Co., Inc. of New York, New York, a proxy solicitation firm, to solicit proxies in connection with the Special Meeting. For assistance with voting please call D.F. King & Co., Inc. at 1-800-431-9642.

                                          Bruce J. Haber
                                          President

Pelham Manor, New York
July 2, 1997

                             MICRO BIO-MEDICS, INC.
                               846 PELHAM PARKWAY
                          PELHAM MANOR, NEW YORK 10803

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                                 AUGUST 1, 1997

                            ------------------------

To the Shareholders of
Micro Bio-Medics, Inc.:

    NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders (the "Special Meeting") of Micro Bio-Medics, Inc., a New York corporation ("MBM"), will be held on Friday, August 1, 1997, at the Ramada Hotel, One Ramada Plaza, New Rochelle, New York 10801, commencing at 9:00 a.m., local time, for the following purposes:

        1. To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger (the "Merger Agreement") dated as of March 7, 1997, as revised, among Henry Schein, Inc., a Delaware corporation ("Schein"), HSI Acquisition Corp., a New York corporation and a wholly owned subsidiary of Schein ("Merger Sub"), and MBM, providing for the merger of Merger Sub with and into MBM (the "Merger"). Pursuant to the Merger, MBM will become a wholly owned subsidiary of Schein, and each outstanding share of the Common Stock, par value $0.03, of MBM (the "MBM Common Stock") will be converted into the right to receive 0.62 shares of the Common Stock, par value $0.01, of Schein (the "Schein Common Stock"). A copy of the Merger Agreement is attached as Annex I to the accompanying Proxy Statement/Prospectus.

        2. To transact such other business as may properly come before the Special Meeting or any adjournment or postponement thereof.

    The Board of Directors has fixed the close of business on Tuesday, June 24, 1997 as the record date for the determination of shareholders entitled to notice of and to vote at the Special Meeting and any adjournment or postponement thereof.

    Whether or not you plan to attend the Special Meeting, please fill in, sign, date and return the enclosed form of proxy card promptly. A return envelope is enclosed for your convenience and requires no postage for mailing in the United States.

                                          By Order of the Board of Directors
                                          Renee Steinberg, Secretary

Pelham Manor, New York
July 2, 1997

                                   IMPORTANT

      Your vote is important. Please take a moment to sign, date and promptly mail your proxy in the postage paid envelope provided.

      If your shares are registered in the name of a broker, only your broker can execute a proxy and vote your shares and only after receiving your specific instructions. Please contact the person responsible for your account and direct him or her to execute a proxy on your behalf today. Then mail your proxy at once in the envelope provided. If you have any questions or need further assistance in voting, please call:

                             D.F. KING & CO., INC.
                                77 Water Street
                            New York, New York 10005
                            (212) 269-5550 (Collect)

                        CALL TOLL-FREE -- 1-800-431-9642

                             MICRO BIO-MEDICS, INC.

              PROXY STATEMENT FOR SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON AUGUST 1, 1997
                             ---------------------

                               HENRY SCHEIN, INC.

                                   PROSPECTUS

                                   FOR UP TO

               3,400,000 SHARES OF COMMON STOCK, $0.01 PAR VALUE

    This Proxy Statement/Prospectus relates to the proposed merger (the "Merger") of Micro Bio-Medics, Inc., a New York corporation ("MBM"), with HSI Acquisition Corp., a New York corporation ("Merger Sub") and a wholly owned subsidiary of Henry Schein, Inc., a Delaware corporation ("Schein"), pursuant to an Agreement and Plan of Merger dated as of March 7, 1997, as revised (the "Merger Agreement"). As a result of the Merger, MBM will become a wholly owned subsidiary of Schein. At the effective time of the Merger (the "Effective Time"), each outstanding share of the Common Stock, par value $0.03 per share, of MBM ("MBM Common Stock"), other than shares held by MBM shareholders who perfect their appraisal rights under the New York Business Corporation Law, will be converted into the right to receive 0.62 shares of the Common Stock, par value $0.01, of Schein ("Schein Common Stock") and each outstanding option and warrant to purchase MBM Common Stock will be automatically assumed by Schein and converted into an option or a warrant, as the case may be, to purchase shares of Schein Common Stock. This Proxy Statement/Prospectus also relates to the assumed warrants and the issuance of shares of Schein Common Stock pursuant to the exercise of such warrants (the shares issuable upon exercise of such options will be separately registered).

    Based upon the 0.62 share exchange ratio and the closing sales price of shares of Schein Common Stock on July 1, 1997 reported on the Nasdaq National Market ($32 7/16 per share), each such outstanding share of MBM Common Stock would have been converted into Schein Common Stock with a then-current market value of approximately $20.11 had the Merger been consummated on that date, and the aggregate then-current market value of the shares of Schein Common Stock issued in the Merger would have been approximately $103,831,119.

    MBM is soliciting proxies from its shareholders for use at the Special Meeting of Shareholders of MBM scheduled to be held on Friday, August 1, 1997 (the "Special Meeting") to consider the approval and adoption of the Merger Agreement. The Merger is expected to be consummated immediately after approval of the Merger Agreement by the shareholders of MBM.

    This Proxy Statement/Prospectus constitutes both the proxy statement of MBM relating to the solicitation of proxies by its Board of Directors for use at the Special Meeting and the prospectus of Schein with respect to the Shares of Schein Common Stock to be issued in the Merger upon the conversion of the outstanding shares of MBM Common Stock. This Proxy Statement/Prospectus and the enclosed forms of proxy are first being sent to holders of MBM Common Stock on or about July 3, 1997.

    SEE "RISK FACTORS" ON PAGE 22 FOR A DESCRIPTION OF CERTAIN FACTORS CONCERNING SCHEIN AND ITS OPERATIONS FOLLOWING THE MERGER.

THE SECURITIES TO WHICH THIS PROXY STATEMENT/PROSPECTUS RELATES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/ PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          The date of this Proxy Statement/Prospectus is July 2, 1997.

                            ------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION, OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT/ PROSPECTUS, IN CONNECTION WITH THE SOLICITATION AND THE OFFERING MADE BY THIS PROXY STATEMENT/PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES IN ANY JURISDICTION IN WHICH SUCH SOLICITATION OR OFFERING MAY NOT LAWFULLY BE MADE.

    NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL IMPLY THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF SCHEIN OR MBM SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                             AVAILABLE INFORMATION

    Schein and MBM are subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with the Exchange Act, Schein and MBM file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC").

    Schein has filed, through the Electronic Data Gathering, Analysis and Retrieval System ("EDGAR"), a Registration Statement on Form S-4 (the "Registration Statement") with the SEC under the Securities Act of 1933 (the "Securities Act") with respect to the shares of Schein Common Stock to be issued upon consummation of the Merger and upon the exercise of the Converted Warrants (as defined herein). This Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. Copies of the Registration Statement (including such omitted portions) are available from the SEC upon payment of prescribed rates. For further information, reference is made to the Registration Statement and the exhibits filed therewith. Statements contained in this Proxy Statement/ Prospectus relating to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

    This filed material can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the SEC:
Chicago Regional Office (Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661) and New York Regional Office (Seven World Trade Center, New York, New York 10048). Copies of such material may be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W, Washington, D.C. 20549, at prescribed rates. In addition, such material can be inspected at the offices of the National Association of Securities Dealers, Inc. (the "NASD"), 1735 K Street, N.W., Washington, DC 20006. Material filed electronically through EDGAR may also be accessed through the SEC's home page on the World Wide Web at http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents are incorporated by reference in this Proxy Statement/Prospectus:

    (a) Schein's Annual Report on Form 10-K for the year ended December 28, 1996 (File No. 0-27028);

    (b) Schein's Amended Annual Report on Form 10-K/A for the year ended December 28, 1996;

    (c) Schein's Current Report on Form 8-K dated June 24, 1997;

    (d) Schein's Quarterly Report on Form 10-Q for the period ended March 29, 1997;

    (e) Schein's Registration Statement on Form 8-A dated October 27, 1995;

    (f) MBM's Annual Report on Form 10-K for the year ended November 30, 1996 (File No. 0-12665);

    (g) MBM's Amended Annual Report on Form 10-K/A for the year ended November 30, 1996; and

    (h) MBM's Quarterly Report on Form 10-Q for the period ended February 28, 1997.

    All reports and definitive proxy or information statements filed by Schein or MBM pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Proxy Statement/ Prospectus and prior to the date of the Special Meeting shall be deemed to be incorporated by reference into this Proxy Statement/Prospectus from the dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated in this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus. All information appearing in this Proxy Statement/Prospectus or in any document incorporated herein by reference is not necessarily complete and is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated by reference herein and should be read together with such information and documents.

    All information contained in this Proxy Statement/Prospectus relating to Schein or Merger Sub has been supplied by Schein, and all information relating to MBM has been supplied by MBM.

    THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF ANY SUCH DOCUMENTS (EXCLUDING EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION INCORPORATED HEREIN) ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER OF MBM COMMON STOCK TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED UPON REQUEST. WITH RESPECT TO SCHEIN'S DOCUMENTS, REQUESTS SHOULD BE DIRECTED TO SCHEIN AT 135 DURYEA ROAD, MELVILLE, NEW YORK 11747, ATTN: MARK E. MLOTEK (TELEPHONE: (516) 843-5500). WITH RESPECT TO MBM'S DOCUMENTS, REQUESTS SHOULD BE DIRECTED TO MBM AT 846 PELHAM PARKWAY, PELHAM MANOR, NEW YORK 10803, ATTN: GARY BUTLER (TELEPHONE: (914) 738-8400). IN ORDER TO ENSURE TIMELY DELIVERY OF SUCH DOCUMENTS, ANY REQUEST SHOULD BE MADE BY JULY 17, 1997.

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----

SUMMARY....................................................................................................           7
  Special Meeting..........................................................................................           7
  Required Vote............................................................................................           7
  Proxies..................................................................................................           8
  Certain Significant Considerations.......................................................................           8
  The Merger...............................................................................................           8
  Option and Proxy Agreement...............................................................................          13
  Regulatory Matters.......................................................................................          13
  Certain Tax Consequences of the Merger...................................................................          13
  Anticipated Accounting Treatment.........................................................................          14
  Appraisal Rights.........................................................................................          14
  Comparison of Stockholder Rights.........................................................................          14
  Market Price Data........................................................................................          14
  Certain Significant Considerations.......................................................................          15
  Summary Consolidated Historical Financial Information and Operating Data.................................          15
  Schein Summary Consolidated Historical Financial Information and Operating Data..........................          16
  MBM Summary Consolidated Historical Financial Information................................................          19
  Summary Unaudited Pro Forma Combined Financial Information...............................................          20
  Comparative Unaudited Per Share Data.....................................................................          21
RISK FACTORS...............................................................................................          22
  Fixed Exchange Ratio.....................................................................................          22
  Interests of Certain Persons in the Merger...............................................................          22
  Option and Proxy Agreement...............................................................................          22
  Difficulty of Integration of Operations Following the Merger.............................................          23
  Competition..............................................................................................          23
  Expansion of Schein Through Acquisitions and Joint Ventures..............................................          23
  Minority Status of Former MBM Shareholders; Control by Insiders..........................................          24
  Fluctuations in Quarterly Earnings.......................................................................          24
  Practice Management Software and Other Value Added Products..............................................          24
  Foreign Operations.......................................................................................          25
  Dependence on Senior Management..........................................................................          25
  Changes in Healthcare Industry...........................................................................          25
  Government Regulation....................................................................................          25
  Risk of Product Liability Claims and Insurance...........................................................          26
  Cost of Shipping.........................................................................................          26
  Reliance on Telephone and Computer Systems...............................................................          26
  State Sales Tax Collection...............................................................................          26
  Potential Volatility of Market Value of Schein Common Stock..............................................          26
  Anti-takeover Provisions; Possible Issuance of Preferred Stock...........................................          26
  Shares Eligible for Future Sales.........................................................................          27
  Reorganization...........................................................................................          28
THE SPECIAL MEETING........................................................................................          29
  Special Meeting..........................................................................................          29
  Record Date; Shares Entitled to Vote.....................................................................          29
  Required Vote............................................................................................          30
  Proxies; Proxy Solicitation; Revocation of Proxies.......................................................          30
  Miscellaneous............................................................................................          31

                                                                                                                PAGE
                                                                                                                -----
THE MERGER.................................................................................................          31
  Background of the Merger.................................................................................          31
  Consideration and Recommendation of the Merger by the MBM Board..........................................          34
  Opinion of Houlihan Lokey................................................................................          37
  Schein's Reasons for the Merger..........................................................................          41
  Effective Time...........................................................................................          42
  Exchange Ratio...........................................................................................          42
  Exchange Agent; Exchange Procedures; Distributions with Respect to Unexchanged Shares; No Further
    Ownership Rights in MBM Common Stock; No Fractional Shares of Schein Common Stock......................          42
  Admission for Trading on Nasdaq National Market..........................................................          43
  Cessation of Nasdaq National Market Trading and Deregistration of MBM Common Stock After the Merger......          44
  Certain Significant Considerations.......................................................................          44
  Certain Tax Consequences of the Merger...................................................................          44
  Anticipated Accounting Treatment.........................................................................          45
  Appraisal Rights.........................................................................................          45
  Option and Proxy Agreement...............................................................................          47
  Interests of Certain Persons in the Merger...............................................................          49
  Operations After the Merger..............................................................................          51
  Dividends................................................................................................          51
  Treatment of MBM Stock Options and Warrants..............................................................          51
  Right of the MBM Board to Withdraw Recommendation........................................................          52
  Regulatory Filings and Approvals.........................................................................          52
  Resale of Schein Common Stock Received in the Merger.....................................................          53
DESCRIPTION OF SCHEIN......................................................................................          54
  General..................................................................................................          54
  Reorganization...........................................................................................          55
  Management of Schein.....................................................................................          57
DESCRIPTION OF MBM.........................................................................................          59
COMPARATIVE STOCK PRICES AND DIVIDENDS.....................................................................          61
  Schein Common Stock......................................................................................          61
  MBM Common Stock.........................................................................................          62
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS................................................          62
SCHEIN CONSOLIDATED SELECTED HISTORICAL FINANCIAL INFORMATION AND OPERATING DATA...........................          70
SCHEIN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS...............          73
  Overview.................................................................................................          73
  Recent Developments......................................................................................          74
  Results of Operations....................................................................................          75
  Inflation................................................................................................          79
  Risk Management..........................................................................................          79
  Liquidity and Capital Resources..........................................................................          80
MBM CONSOLIDATED SELECTED HISTORICAL FINANCIAL INFORMATION.................................................          82
MBM MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS..................          84
  Results of Operations....................................................................................          84
  Gross Profit/Operating Expenses..........................................................................          84
  Interest and Financing Costs (Net of Interest Income)....................................................          85

                                                                                                                PAGE
                                                                                                                -----
  Liquidity and Capital Resources..........................................................................          85
TERMS OF THE MERGER AGREEMENT..............................................................................          86
  The Merger; Exchange and Conversion of Shares............................................................          86
  Exchange of Share Certificates...........................................................................          87
  Treatment of MBM Stock Options and Warrants..............................................................          88
  Effective Time...........................................................................................          88
  Termination Rights.......................................................................................          88
  Certain Fees and Expenses................................................................................          90
  Conditions to the Merger.................................................................................          90
  Representations and Warranties...........................................................................          91
  Indemnification; Officers' and Directors' Liability Insurance............................................          92
  Certain Covenants of MBM.................................................................................          92
  Certain Covenants of Schein..............................................................................          93
  Certain Covenants of MBM and Schein......................................................................          93
  No Solicitation of Other Offers..........................................................................          94
  Amendments...............................................................................................          94
COMPARISON OF STOCKHOLDER RIGHTS...........................................................................          95
  General..................................................................................................          95
  Authorized Capital Stock.................................................................................          95
  Directors................................................................................................          95
  Annual and Special Meetings of Shareholders..............................................................          96
  Amendment of By-Laws.....................................................................................          97
  Amendment of Certificate of Incorporation................................................................          97
  Mergers and Business Combinations; Sales of Assets.......................................................          98
  Dividends, Redemptions, and Repurchases..................................................................          99
  Shareholders Lists; Inspections Rights...................................................................          99
  Transactions with Interested Directors...................................................................          99
  Indemnification; Limitation of Liability.................................................................         100
  Appraisal Rights.........................................................................................         101
  Issuance of Rights or Options to Purchase Shares to Directors, Officers and Employees....................         102
  Loans to Directors.......................................................................................         102
  Anti-Greenmail...........................................................................................         102
EXPERTS....................................................................................................         103
LEGAL MATTERS..............................................................................................         103
  ANNEX I--Agreement and Plan of Merger
  ANNEX II--Opinion of Houlihan, Lokey, Howard & Zukin, Inc.
  ANNEX III--Section 623 of the New York Business Corporation Law

                                    SUMMARY

    THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS. REFERENCE IS MADE TO, AND THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, THE MORE DETAILED INFORMATION CONTAINED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS, IN THE ATTACHED ANNEXES AND IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE. SHAREHOLDERS ARE URGED TO READ CAREFULLY THIS PROXY STATEMENT/PROSPECTUS AND THE ATTACHED ANNEXES IN THEIR ENTIRETY.

    This Proxy Statement/Prospectus relates to the proposed merger (the "Merger") of Micro Bio-Medics, Inc., a New York corporation ("MBM"), with HSI Acquisition Corp., a New York corporation ("Merger Sub") and a wholly owned subsidiary of Henry Schein, Inc., a Delaware corporation ("Schein"), pursuant to an Agreement and Plan of Merger dated as of March 7, 1997, as revised (the "Merger Agreement"). As a result of the Merger, MBM will become a wholly owned subsidiary of Schein. At the effective time of the Merger (the "Effective Time"), each outstanding share of Common Stock, par value $.03, of MBM (the "MBM Common Stock"), other than Shares held by MBM shareholders who perfect their appraisal rights under the New York Business Corporation Law (the "NYBCL"), will be converted into the right to receive 0.62 shares of Common Stock, par value $0.01, of Schein (the "Schein Common Stock"). The exchange ratio of 0.62 shares of Schein Common Stock for each share of MBM Common Stock, as set forth in the Merger Agreement, is hereinafter referred to as the "Exchange Ratio".

    Based upon the 0.62 Exchange Ratio and the closing sales price of shares of Schein Common Stock on July 1, 1997 ($32 7/16), as reported on the Nasdaq National Market, each such outstanding share of MBM Common Stock would have been converted into Schein Common Stock with a then-current market value of approximately $20.11 had the Merger been consummated on that date, and the aggregate then-current market value of the shares of Schein Common Stock issued in the Merger would have been approximately $103,831,119.

SPECIAL MEETING

    A Special Meeting of the shareholders of MBM will be held at 9:00 a.m., local time, on Friday, August 1, 1997 (the "Special Meeting"), at the Ramada Hotel, One Ramada Plaza, New Rochelle, New York 10801. Only holders of record of MBM Common Stock at the close of business on Tuesday, June 24, 1997 (the "Record Date"), will be entitled to notice of, and to vote at, the Special Meeting. At the Special Meeting, the holders of MBM Common Stock will be asked to consider and vote upon the approval of the Merger Agreement, a copy of which is attached as Annex I to this Proxy Statement/Prospectus. MBM will be the surviving corporation in the Merger (the "Surviving Corporation") and will become a wholly owned subsidiary of Schein. The holders of MBM Common Stock will also transact such other business as may properly come before the Special Meeting.

REQUIRED VOTE

    The affirmative vote of the holders of two-thirds (66 2/3%) of the outstanding shares of MBM Common Stock will be required for the approval of the Merger Agreement. As an inducement for Schein to enter into the Merger Agreement, the members of MBM's Board of Directors have entered into an Option and Proxy Agreement with Schein pursuant to which such individuals have, among other things, irrevocably appointed Schein their lawful agent, attorney and proxy to vote substantially all of the shares of MBM Common Stock that they beneficially own (approximately 10.0% of the outstanding shares) in favor of the Merger Agreement and the Merger. See "THE MERGER--Option and Proxy Agreement" and "THE SPECIAL MEETING--Required Vote".

    The approval of Schein's stockholders is not required to effect the Merger.

PROXIES

    MBM shareholders are requested to complete, sign, date and return promptly the enclosed proxy card in the postage-paid envelope provided for this purpose to ensure that their shares are voted. A holder of shares of MBM Common Stock may revoke a proxy by submitting a later dated proxy with respect to the same shares at any time prior to the vote on the approval of the Merger Agreement, by delivering written notice of revocation to American Stock Transfer & Trust Company, the Transfer Agent for the MBM Common Stock, at 40 Wall Street, New York, New York 10005, Attention: Proxy Department, at any time prior to such vote or by attending the Special Meeting and voting in person. Mere attendance at the Special Meeting will not in and of itself revoke a proxy. See "SPECIAL MEETING".

CERTAIN SIGNIFICANT CONSIDERATIONS

    In considering whether to approve the Merger, the shareholders of MBM should carefully consider the factors described under "RISK FACTORS" as well as the fact that (i) the Exchange Ratio is fixed and will not be adjusted based upon changes in the market price of the shares of Schein Common Stock, which at the Effective Time may vary significantly from the most recent market price set forth in this Proxy Statement/Prospectus or the market price on the date of the opinion of Houlihan Lokey referred to below or on the date of the Special Meeting and (ii) certain members of MBM's management and financial advisors have interests in the Merger in addition to their interests as shareholders of MBM. For certain information about these factors and the consideration given to them by the Board of Directors of MBM, see "--Consideration and Recommendation of the Merger by the Board of Directors of MBM" and "--Interests of Certain Persons in the Merger" in this Summary, "RISK FACTORS--Potential Volatility of Market Value of Schein Common Stock Prices" and "THE MERGER--Background of the Merger", "--Consideration and Recommendation of the Merger by the MBM Board", "--Opinion of Houlihan Lokey" and "--Interests of Certain Persons in the Merger."

THE MERGER

    THE PARTIES. Schein is the largest direct marketer of healthcare products and services to office-based healthcare practitioners in the combined North American and European markets. Schein has operations in the United States, Canada, the United Kingdom, The Netherlands, Belgium, Germany, France, the Republic of Ireland and Spain. Schein sells products and services to over 230,000 customers, primarily dental practices and dental laboratories, as well as physician practices, veterinary clinics and institutions. In 1996, Schein sold products to over 65% of the estimated 100,000 dental practices in the United States. Schein's principal executive offices are located at 135 Duryea Road, Melville, New York 11747, telephone number (516) 843-5500. As used in this Proxy Statement/Prospectus, "Schein" refers to Henry Schein, Inc., its subsidiaries and 50% owned companies, and its predecessor, unless otherwise indicated.

    Merger Sub, a New York corporation, is a wholly owned subsidiary of Schein formed solely for the purpose of effecting the Merger.

    MBM distributes medical supplies to physicians and hospitals in the New York metropolitan area, as well as to healthcare professionals in the sports medicine, emergency medicine, school health, industrial safety, government and laboratory markets nationwide. MBM's principal executive offices are located at 846 Pelham Parkway, Pelham Manor, New York 10803, telephone number (914) 738-8400. As used in this Proxy Statement/Prospectus, "MBM" refers to MBM and its subsidiaries, unless otherwise indicated.

    EXCHANGE RATIO. At the Effective Time, each outstanding share of MBM Common Stock, other than shares as to which the holders have perfected their appraisal rights under the NYBCL, will be converted into the right to receive 0.62 shares of Schein Common Stock. No fractional shares of Schein Common Stock will be issued in the Merger and the holders of shares of MBM Common Stock will be entitled to a cash payment in lieu of any such fractional shares of Schein Common Stock that would otherwise be issued in the Merger.

    CONSIDERATION AND RECOMMENDATION OF THE MERGER BY THE BOARD OF DIRECTORS OF MBM. THE BOARD OF DIRECTORS OF MBM (THE "MBM BOARD") HAS UNANIMOUSLY ADOPTED THE MERGER AGREEMENT, DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF MBM AND ITS SHAREHOLDERS, AND RECOMMENDS THAT THE SHAREHOLDERS OF MBM VOTE FOR THE APPROVAL OF THE MERGER AGREEMENT. In reaching its decision to adopt the Merger Agreement and recommend the Merger, the MBM Board considered a number of factors. The favorable factors considered were the Exchange Ratio, the treatment under the Merger Agreement of options and warrants to purchase MBM Common Stock, the anticipated qualification of the Merger as a tax free reorganization for Federal income tax purposes and for "pooling-of-interests" accounting, the growth prospects for the business of MBM that could result from the Merger, the trend toward consolidation in the industry in which MBM operates, the similar business strategies of Schein and MBM, Schein's complementary product lines, the potential benefits of being part of a larger and more diversified company and the strategic alternatives to the potential Merger. The MBM Board also recognized that the Merger could present certain disadvantages for MBM and its shareholders and, in connection therewith, considered the potential volatility of the market values of the Schein Common Stock, the management challenges presented by the tasks of combining the operations of Schein and MBM and achieving any synergistic benefits, the inability of former shareholders of MBM, as a group, to control the management of Schein as a result of their minority interest in Schein upon completion of the Merger and the potential business risks associated with Schein's operations outside of the United States, including currency exchange rate fluctuations and regulations. The MBM Board concluded that, as a result of the Merger, the shareholders of MBM should have increased investment liquidity, the combined companies may have greater growth opportunities, the Merger may be an effective response to the industry trend toward consolidation, the similar business strategies of the management of Schein and MBM and Schein's acquisition experience may facilitate integration of MBM and Schein and becoming part of a larger and more diversified company may hold certain benefits for MBM. Based on the foregoing and the opinion of Houlihan, Lokey, Howard & Zukin, Inc. ("Houlihan Lokey"), an investment banking firm (See "THE MERGER--Opinion of Houlihan Lokey"), the MBM Board concluded that, the consideration offered in the merger is fair and the merger is in the best interests of the shareholders of MBM. THERE CAN BE NO ASSURANCE, HOWEVER, THAT ANY OR ALL OF THE POTENTIAL RESULTS DESCRIBED ABOVE WILL BE ACHIEVED IF THE MERGER IS CONSUMMATED. See "THE MERGER--Background of the Merger" and "--Consideration and Recommendation of the Merger by the MBM Board".

    OPINION OF HOULIHAN LOKEY. Houlihan Lokey delivered its opinion on March 7, 1997 to the MBM Board that the consideration to be received in the Merger by the public holders of MBM Common Stock is fair to such holders from a financial point of view. The full text of Houlihan Lokey's written opinion, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II to this Proxy Statement/Prospectus and is incorporated herein by reference. HOLDERS OF MBM COMMON STOCK ARE STRONGLY URGED TO READ SUCH OPINION IN ITS ENTIRETY. See "THE MERGER--Opinion of Houlihan Lokey".

    INTERESTS OF CERTAIN PERSONS IN THE MERGER. As of the Record Date, the directors and executive officers of MBM beneficially owned an aggregate of 419,272 shares of MBM Common Stock and options to purchase an aggregate of 1,471,332 shares of MBM Common Stock at a weighted average exercise price of $7.28 per share. Pursuant to the Merger Agreement, MBM's directors and executive officers will receive the same consideration for their shares of MBM Common Stock as the other MBM shareholders, and all outstanding options to purchase MBM Common Stock, including those owned by MBM's directors and executive officers, will be converted into options to purchase Schein Common Stock as described below under "TERMS OF THE MERGER--Treatment of MBM Stock Options and Warrants." Because the Merger Agreement provides that the non-employee members of the MBM Board will cease to serve as directors as of the Effective Time, the condition to the exercise of certain options owned by such non-employee directors that the optionee must be serving as a director at the time of exercise will be deleted as of the Effective Time. Pursuant to the Merger Agreement, MBM's 1996 Directors' Retirement Plan will be terminated, effective as of the Effective Time, and no benefits will be paid thereunder.

    In connection with the termination of his existing employment agreement with MBM, Bruce J. Haber, MBM's President and a member of the MBM Board, will receive an aggregate of $3,000,000 in installments, plus interest (subject to increase in the event of the imposition of certain future tax liabilities), in lieu of the payments and other rights to which he would have been entitled under such agreement. Mr. Haber has entered into a new employment agreement with Schein (effective as of the Effective Time) pursuant to which, as revised, he will serve as an Executive Vice President of Schein and President of Schein's medical products group and Schein has agreed to use its reasonable best efforts to cause Mr. Haber to be elected to Schein's Board of Directors. Mr. Haber's employment agreement with Schein has a term of five years from the Effective Time and provides for, among other things, base salary at an annual rate (subject to annual increases) of $400,000 and annual incentive compensation of up to $200,000 (subject to increase for years after 1997 ), contingent upon the achievement of performance targets; and annual grants of Schein Common Stock purchase options with a value of up to $170,000 (determined using the Black-Scholes valuation method) in each year (subject to cost of living increases), contingent upon the achievement of the same performance targets to which the payment of incentive compensation is contingent, as well as Mr. Haber's participation in benefit plans and programs and receipt of a car allowance and other benefits and perquisites provided by Schein to its most senior executives. If Mr. Haber's Employment Agreement is not extended at the end of its five year term, Mr. Haber will be entitled to continue to receive his base salary at the then current rate for an additional year. At the Effective Time, Mr. Haber will receive additional options having a value (on that date) of $1,000,000 (determined using the Black Scholes valuation method) to purchase Schein Common Stock, which options will vest over a five year period (subject to acceleration in certain circumstances) and will receive restricted shares of Schein Common Stock with a fair market value of $1,000,000, which shares will vest over a ten year period (subject to acceleration in certain circumstances). See "THE MERGER--Interests of Certain Persons in the Merger". If Mr. Haber's employment is terminated by him or Schein within two years after a change in control of Schein, Mr. Haber will be entitled to receive a lump sum payment equal to (i) the product of the aggregate amount of base salary and car allowance paid to him during the three months preceding such termination and the number of months which he was employed by Schein or MBM (with a maximum benefit of 36 months' base salary and car allowance) and (ii) three times the higher of his last annual bonus or his last bonus prior to the change in control, but only to the extent that such payments would not, in the aggregate, constitute "parachute payments" for United States Federal income tax purposes.

    K. Deane Reade, Jr., a director of MBM, is the President and a director and stockholder of Bangert, Dawes, Reade, Davis & Thom Incorporated ("BDRD&T"), an investment banking firm that has acted as a financial advisor to MBM in the past and is also acting in that capacity in connection with the Merger. BDRD&T will receive a fee upon consummation of the Merger of $1,230,000. Inasmuch as Mr. Reade is a director of MBM and is president, a director and stockholder of BDRD&T, MBM retained Houlihan Lokey, a firm which had no previous relationship with MBM or with Schein, to render an opinion as to the fairness, from a financial point of view, of the consideration to be received by the shareholders of MBM (other than the officers and directors of MBM) in connection with the proposed Merger as contemplated in the Merger Agreement. See "THE MERGER--Opinion of Houlihan Lokey".

    Schein and the members of the MBM Board have entered into an Option and Proxy Agreement, as revised (the "Option and Proxy Agreement"), pursuant to which such directors have granted to Schein (i) an irrevocable proxy to vote all of the shares of MBM Common Stock (excluding certain shares) that they have the right to vote in favor of the Merger Agreement and against any other Acquisition Transaction (as defined in the Merger Agreement) and (ii) an irrevocable option to purchase all shares of MBM Common Stock (excluding certain shares) owned by them in the event that MBM becomes obligated to pay the Termination Fee (as defined below under "--Certain Fees, Expenses and Liquidated Damages"). See "--Option and Proxy Agreement".

    The Merger Agreement also contains certain provisions relating to indemnification and liability insurance for officers and directors. See "THE MERGER--Interests of Certain Persons in the Merger".

    SECURITY OWNERSHIP OF CERTAIN PERSONS. As of the Record Date, there were 5,162,759 shares of MBM Common Stock outstanding, of which 549,998 shares (approximately 10.7% of the outstanding shares of MBM Common Stock) were beneficially owned or voted by directors and executive officers of MBM and their affiliates. See "SECURITY OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND OWNERS OF 5% OR MORE OF MBM COMMON STOCK". All such directors and executive officers and their affiliates have indicated to MBM that they intend to vote or direct the vote of all such shares in favor of the approval of the Merger Agreement. In addition, each member of the MBM Board has entered into an Option and Proxy Agreement. See "--Option and Proxy Agreement."

    TREATMENT OF MBM STOCK OPTIONS AND WARRANTS. At the Effective Time, each outstanding option and warrant to purchase MBM Common Stock will be automatically assumed by Schein and converted into an option ("Converted Option") or a warrant ("Converted Warrant"), as the case may be, to purchase shares of Schein Common Stock in an amount and at an exercise price determined by adjusting the original terms of the option or warrant to reflect the Exchange Ratio.

    As of the Record Date, there were outstanding options and warrants to purchase an aggregate of approximately 1,812,134 shares of MBM Common Stock. Assuming all such options and warrants remain outstanding at the Effective Time, an aggregate of approximately 1,123,523 shares of Schein Common Stock would thereafter be issuable upon the exercise of such Converted Options and Converted Warrants.

    CONDITIONS TO THE MERGER. The obligations of Schein, Merger Sub and MBM to consummate the Merger are subject to the satisfaction or waiver of various conditions, including, without limitation, MBM shareholder approval of the Merger Agreement and the admission for trading (subject to official notice of issuance) on the Nasdaq National Market of the shares of Schein Common Stock to be issued in connection with the Merger. See "TERMS OF THE MERGER AGREEMENT--Conditions to the Merger".

    NO SOLICITATION. The Merger Agreement provides that neither MBM, its subsidiaries or affiliates, nor any of their respective directors, officers, employees, affiliates, agents or representatives shall, among other things, directly or indirectly, solicit, initiate, facilitate or encourage (including by way of furnishing or disclosing non-public information) any inquiries or the making of any proposal with respect to, or which may reasonably be expected to lead to, an Acquisition Transaction (as defined in the Merger Agreement), or negotiate, or otherwise engage in discussions with any person, with respect to any Acquisition Transaction, or endorse any Acquisition Transaction; provided, however, that MBM may, in response to an unsolicited written proposal from a third party, furnish information to and engage in discussions with such third party, but in each case only if (i) the Board of Directors of MBM determines in good faith by a majority vote, after consultation with MBM's financial advisor and after reviewing the advice of outside counsel to MBM, that such action is reasonably likely to be required by the fiduciary duties of the Board of Directors and (ii) prior to taking such action, MBM (x) provides reasonable notice to Schein to the effect that it is taking such action and (y) receives from such person (and delivers to Schein) an executed confidentiality agreement in reasonably customary form. In the Merger Agreement, MBM agrees to immediately advise Schein in writing of any inquiries or proposals with respect to an Acquisition Transaction, and the terms thereof, including the identity of such third party, and to update on an ongoing basis or upon Schein's request, the status thereof. See "TERMS OF THE MERGER AGREEMENT--No Solicitation of Other Offers".

    RIGHT OF THE MBM BOARD TO WITHDRAW RECOMMENDATION. Under the Merger Agreement, the MBM Board may not, among other things, (i) withdraw or modify, in a manner adverse to Schein or Merger Sub, the MBM Board's approval or recommendation of the Merger Agreement or the Merger, (ii) approve or recommend any Acquisition Transaction, or (iii) cause MBM to enter into any agreement with respect to any Acquisition Transaction. Notwithstanding the foregoing, if the MBM Board determines in good faith by majority vote, after consultation with MBM's financial advisor and after reviewing the advice of outside counsel to MBM, that such action is reasonably likely to be required by its fiduciary duties, the MBM Board may withdraw or modify its approval or recommendation of the Merger Agreement or the Merger, approve or recommend an Acquisition Transaction, or cause MBM to enter into an agreement with respect to an Acquisition Transaction, provided, in each case, that the MBM Board determines that the Acquisition Transaction is more favorable to the shareholders of MBM than the Merger. The Merger Agreement requires MBM to provide reasonable prior notice to Schein or Merger Sub to the effect that it is taking such action. See "THE MERGER--Right of the MBM Board to Withdraw Recommendation".

    TERMINATION. The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time and regardless of whether the shareholders of MBM shall have approved the Merger Agreement and the Merger (if applicable) (i) by mutual written consent of Schein and MBM, (ii) by either Schein or MBM (except in certain circumstances) if the Merger shall not have been consummated before September 30, 1997, or if any permanent injunction or action by any Governmental Entity (as defined in the Merger Agreement) shall have become final and nonappealable, (iii) by Schein, if (a) the Special Meeting is canceled or otherwise not held (except in certain circumstances) prior to August 31, 1997, (b) there has been a breach of any representations or warranties of MBM set forth in the Merger Agreement, the effect of which, individually or together with all other such breaches, is a material adverse effect on the financial condition, results of operations, business, assets, liabilities, prospects or properties of MBM and its subsidiaries, taken as a whole, or the ability of MBM to consummate the Merger and the other transactions contemplated by the Merger Agreement, (c) there has been a breach in any material respect of any of the covenants or agreements set forth in the Merger Agreement on the part of MBM, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by Schein to MBM, (d) the Board of Directors of MBM (1) withdraws or amends or modifies in a manner materially adverse to Schein or Merger Sub its recommendation or approval to shareholders in respect of the Merger Agreement or the Merger, (2) makes any recommendation with respect to an Acquisition Transaction (including making no recommendation or stating an inability to make a recommendation), other than a recommendation to reject such Acquisition Transaction, or (3) takes any action that violates the non-solicitation provisions of the Merger Agreement, (e) subject to certain exceptions, any person or group ("Acquiring Person") other than Schein, or any affiliate or subsidiary of Schein, shall have become the beneficial owner of more than 20% of the outstanding voting equity of MBM (either on a primary or a fully diluted basis), or (f) any other Acquisition Transaction shall have occurred with any Acquiring Person other than Schein, or any affiliate or subsidiary of Schein, or (iv) by MBM, if (a) there has been a breach of any representations or warranties of Schein set forth in the Merger Agreement the effect of which, individually or together with all other such breaches, is a material adverse effect on the financial condition, results of operations, business, assets, liabilities, prospects or properties of Schein and its subsidiaries taken as a whole, or the ability of Schein to consummate the Merger and the other transactions contemplated by the Merger Agreement, (b) there has been a breach in any material respect of any of the covenants or agreements set forth in the Merger Agreement on the part of Schein, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by MBM to Schein or (c) such termination is necessary to allow MBM to enter into an Acquisition Transaction permitted under the Merger Agreement. See "TERMS OF THE MERGER AGREEMENT--Termination Rights".

    CERTAIN FEES, EXPENSES AND LIQUIDATED DAMAGES. If the Merger Agreement is terminated as provided above (i) by Schein due to the MBM Board having withdrawn or modified its recommendation or approval with respect to the Merger Agreement or the Merger or having made a recommendation to shareholders with respect to an Acquisition Transaction, or an Acquiring Person having become the owner of 20% or more of MBM's outstanding voting equity or any other Acquisition Event occurs, (ii) by MBM, in order to enter into an Acquisition Agreement permitted by the Merger Agreement, (iii) by either Schein or MBM due to the Merger not being consummated before September 30, 1997, (iv) by Schein due to the Special

Meeting not occurring prior to August 31, 1997, or (v) by Schein due to a material breach or misrepresentation and, in the case of a termination described in these clauses (iii) through (v), within one year of such termination MBM or any of its subsidiaries shall have consummated an Acquisition Transaction or have entered into a definitive agreement with respect thereto; then MBM shall pay to Schein a termination fee of $5,000,000 (the "Termination Fee") plus an amount equal to Schein's out-of-pocket expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby, including, without limitation, legal, professional and service fees and expenses. If the Merger Agreement terminates under the circumstances described in clauses (iv) and (v) and an Acquisition Transaction does not occur within six months of such termination, MBM is required to pay to Schein the amount of $3,000,000 as liquidated damages. If MBM terminates the Merger Agreement due to a misrepresentation or breach by Schein, then Schein is required to pay to MBM the amount of $3,000,000 as liquidated damages.

OPTION AND PROXY AGREEMENT

    Schein and the members of the MBM Board have entered into an Option and Proxy Agreement, as revised (the "Option and Proxy Agreement"), pursuant to which such directors have granted to Schein (i) an irrevocable proxy to vote all of the shares of MBM Common Stock (excluding certain shares) that they have the right to vote in favor of the Merger Agreement and against any other Acquisition Transaction and (ii) an irrevocable option to purchase all shares of MBM Common Stock (excluding certain shares) owned by them in the event that MBM becomes obligated to pay the Termination Fee. Under the Option and Proxy Agreement, Schein has the right to require the members of the MBM Board to exercise or convert all of their respective options, warrants or other rights or securities that are exercisable for, or convertible into, shares of MBM Common Stock. As of the date of this Proxy Statement/ Prospectus, the members of the MBM Board beneficially owned or had the right to vote an aggregate of 512,496 shares of MBM Common Stock (approximately 10.0% of the outstanding shares), and owned, in the aggregate, options to purchase an aggregate of 1,098,333 shares of MBM Common Stock. See "THE SPECIAL MEETING--Required Vote" and "THE MERGER--Option and Proxy Agreement".

REGULATORY MATTERS

    ANTITRUST. The Merger is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules and regulations thereunder, which provide that certain transactions may not be consummated until required information and material have been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") and certain waiting periods have expired or been terminated. MBM and Schein filed the required information and material with the Antitrust Division and the FTC on April 16, 1997. Early termination of the statutory waiting period under the HSR Act was granted on April 28, 1997. See "THE MERGER--Regulatory Filings and Approvals--Antitrust".

CERTAIN TAX CONSEQUENCES OF THE MERGER

    The Merger is intended to qualify as a "tax-free reorganization" for United States Federal income tax purposes. Accordingly, no gain or loss will be recognized for United States Federal income tax purposes by the MBM shareholders as a result of the exchange of shares of MBM Common Stock for shares of Schein Common Stock. However, cash received by MBM shareholders in lieu of fractional shares of Schein Common Stock may give rise to taxable gain or loss.

    Each shareholder of MBM is urged to consult his or her tax advisor to determine the specific tax consequences of the Merger to such shareholder. The obligations of both MBM and Schein to consummate the Merger are subject to the opinion of MBM's tax counsel to the effect that the Merger will be a "tax-free reorganization" for United States Federal income tax purposes not being withdrawn or modified in any material respects. For a further discussion of the tax consequences of the Merger, See "THE MERGER--Certain Tax Consequences of the Merger".

ANTICIPATED ACCOUNTING TREATMENT

    Schein and MBM believe that the Merger will qualify as a "pooling of interests" for accounting and financial reporting purposes. It is a condition to Schein's obligation to consummate the Merger that BDO Seidman, LLP, the independent auditors for Schein, and Miller, Ellin & Company, the independent auditors for MBM, issue their opinions that, subject to customary qualifications, the Merger qualifies as a "pooling of interests" for financial reporting purposes in accordance with generally accepted accounting principles. See "THE MERGER--Anticipated Accounting Treatment".

    Although Schein may waive this condition to the consummation of the Merger and Schein or MBM may waive the tax opinion condition to the consummation of the Merger described in "--Certain Tax Consequences of the Merger", neither Schein nor MBM anticipates waiving these conditions, and will not do so without resoliciting the holders of MBM Common Stock for their approval of the Merger on the basis of such waiver or waivers.

APPRAISAL RIGHTS

    Holders of MBM Common Stock may demand an appraisal by the appropriate New York State court of the "fair value" of their shares of MBM Common Stock under
Section 623 of the NYBCL, in lieu of accepting the conversion of such shares of Schein Common Stock at the Exchange Ratio. A shareholder of MBM Common Stock electing to demand an appraisal must deliver to MBM before the taking of the vote on the Merger, a written demand for appraisal of such shareholder's Shares. A proxy or vote against the Merger or an abstention or broker non-vote will not constitute such a demand. A vote in favor of the Merger by a shareholder will have the effect of waiving his or her appraisal rights. Schein will not be obligated to consummate the Merger if appraisal rights are demanded with respect to more than 9% of the outstanding shares of MBM Common Stock. See "THE MERGER--Appraisal Rights".

    Under Section 623 of the NYBCL, a corporation must notify each of its shareholders entitled to appraisal rights as of the record date of the meeting that such appraisal rights are available and include in such notice a copy of
Section 623. THIS PROXY STATEMENT CONSTITUTES SUCH NOTICE TO THE HOLDERS OF SHARES OF MBM COMMON STOCK. Holders of shares of MBM Common Stock wishing to exercise appraisal rights are urged to review carefully the information set forth in "THE MERGER--Appraisal Rights" and the complete text of Section 623, which is attached as Annex III to this Proxy Statement/Prospectus.

COMPARISON OF STOCKHOLDER RIGHTS

    If the Merger is consummated, shareholders of MBM will become stockholders of Schein, a Delaware corporation, which will result in their rights as shareholders being governed by Delaware law and Schein's Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws, rather than New York law (MBM is a New York corporation) and MBM's Certificate of Incorporation, as amended, and By-Laws, as amended. It is not practical to describe all the differences between Delaware law and New York law and between Schein's governing documents and MBM's governing documents. A summary of certain of such differences is set forth in "COMPARISON OF STOCKHOLDER RIGHTS", including, without limitation, differences with respect to the size of the board of directors, the calling of special meetings of stockholders, the required stockholder vote for the approval of certain transactions, the amendment of the governing documents, and appraisal rights.

MARKET PRICE DATA

    Both the Schein Common Stock (symbol: HSIC), and the MBM Common Stock (symbol: MBMI) are admitted for trading on the Nasdaq National Market.

    The following table sets forth the high and low sales prices per share of the Schein Common Stock and the MBM Common Stock (on a historical and equivalent per share basis) on the Nasdaq National Market on March 6, 1997, the last trading day prior to public announcement of the signing of the Merger Agreement:

                                                               HIGH        LOW
                                                              -------    -------
Schein Common Stock.......................................... $28 7/8    $28
MBM Common Stock.............................................  16 3/8     15 3/4
Equivalent share basis(1)....................................  17 7/8     17 3/8

------------------------

(1) Equivalent share basis is determined by multiplying the applicable Schein Common Stock price by 0.62 to reflect the terms of the Merger Agreement.

CERTAIN SIGNIFICANT CONSIDERATIONS

    In considering whether to approve and adopt the Merger Agreement providing for the Merger, shareholders of MBM should carefully consider those factors described under "RISK FACTORS" as well as the fact that the Exchange Ratio is fixed and will not be adjusted based on changes in the price of the Schein Common Stock. The price of the Schein Common Stock at the Effective Time may vary from the price as of the date of the Proxy Statement/Prospectus or the date on which shareholders of MBM vote on the Merger due to changes in the business, operations or prospects of Schein, market assessments of the likelihood that the Merger will be consummated and the timing thereof, general market and economic conditions, and other factors.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION AND OPERATING DATA

    The following tables present summary consolidated selected historical financial information and operating data of Schein and MBM. Schein and MBM's consolidated historical financial information and operating data for each of the annual periods presented have been derived from their respective audited consolidated financial statements previously filed with the SEC. Schein and MBM's historical consolidated financial information for the three months ended March 29, 1997 and March 30, 1996, and February 28, 1997 and February 29, 1996, respectively, have been derived from Schein and MBM's unaudited consolidated financial statements for such quarterly periods previously filed with the SEC. The summary consolidated selected historical financial information and operating data should be read in conjunction with the consolidated selected historical financial information and operating data presented elsewhere in this Proxy Statement/Prospectus. Schein's Selected Operating Data has not been audited. See "SCHEIN CONSOLIDATED SELECTED HISTORICAL FINANCIAL INFORMATION AND OPERATING DATA" and "MBM CONSOLIDATED SELECTED HISTORICAL FINANCIAL INFORMATION."

SCHEIN SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION AND OPERATING DATA
          (in thousands, except per share and selected operating data)

                                                                         YEARS ENDED
                                             --------------------------------------------------------------------
                                               DECEMBER      DECEMBER      DECEMBER      DECEMBER      DECEMBER
                                                 28,           30,           31,           25,           26,
                                                 1996          1995          1994          1993          1992
                                             ------------  ------------  ------------  ------------  ------------
STATEMENT OF OPERATIONS DATA:
Net sales..................................  $    840,122  $    623,302  $    490,834  $    417,838  $    363,477
Gross profit...............................       253,109       195,854       145,966       122,884       106,215
Selling, general and administrative
  expenses.................................       220,500       174,867       131,009       111,214        96,853
Special charges (1)........................            --        20,797        23,603         6,057         7,510
Operating income (loss)....................        32,609           190        (8,646)        5,613         1,852
Net income (loss)..........................  $     22,523  $     (8,801) $    (10,065) $      4,125  $        487
PRO FORMA INCOME DATA (2):
Pro forma operating income.................  $     32,609  $     20,987  $     14,957
Pro forma net income.......................  $     21,326  $     10,289  $      7,483
Pro forma net income per common share......  $       0.98  $       0.71  $       0.57
Pro forma average shares outstanding.......        21,794        14,517        13,197
SELECTED OPERATING DATA:
Number of orders shipped...................     3,079,000     2,630,000     2,275,000     2,044,000     1,824,000
Average order size.........................  $        273  $        237  $        216  $        204  $        199
BALANCE SHEET DATA (AT PERIOD END):
Working capital............................  $    204,575  $    104,455  $     76,814  $     74,167  $     28,066
Total assets...............................       467,450       299,364       191,373       161,437       138,043
Total debt.................................        39,746        43,049        61,138        56,712        41,526
Redeemable stock (3).......................            --            --        14,745            --            --
Minority interest..........................         5,289         4,547         1,823         1,051           411
Stockholders' equity.......................       292,016       143,865        40,266        43,896        39,927

                                                                                         THREE MONTHS ENDED
                                                                                   ------------------------------
                                                                                   MARCH 29, 1997  MARCH 30, 1996
                                                                                   --------------  --------------
STATEMENT OF OPERATIONS DATA:
Net sales........................................................................    $  240,499      $  187,339
Gross profit.....................................................................        71,722          56,506
Selling, general and administrative expenses.....................................        64,782          51,396
Merger costs(4)..................................................................         2,527              --
Operating income.................................................................         4,413           5,110
Net income.......................................................................    $    1,499      $    2,716
Net income per common share......................................................    $     0.06      $     0.14
Average shares outstanding.......................................................        23,678          19,740

                                                                                                    MARCH 29, 1997
                                                                                                    --------------
BALANCE SHEET DATA (AT PERIOD END):
Working capital...................................................................................    $  201,446
Total assets......................................................................................       438,553
Total debt........................................................................................        38,736
Minority interest.................................................................................         5,119
Stockholders' equity..............................................................................       293,581

------------------------

(1) Includes: (a) for 1995, non-cash special management compensation charges of $17.5 million arising from final mark-to-market adjustments (reflecting an increase in estimated market value from 1994 to the initial public offering price of $16.00 per share of Schein Common Stock) for stock grants made to an executive officer of Schein in 1992 and other stock issuances made to certain other senior management of Schein (because of certain repurchase features which expired with the initial public offering), an approximate $2.8 million non-cash special management compensation charge (also based on the initial public offering price of $16.00 per share) relating to compensatory options granted in 1995, and a cash payment of $0.5 million for additional income taxes resulting from such stock issuances; (b) for 1994 special professional fees of $2.0 million incurred by Schein in connection with the reorganization of Schein's ownership, including various agreements entered into in connection therewith, between 1992 and 1994, non-cash special management compensation arising from accelerated amortization of deferred compensation arising from the 1992 stock grants to an executive officer of Schein of $17.3 million, which included a 1994 mark-to-market adjustment (because of the repurchase features referred to above) of $9.1 million, due to the resolution, with the closing of such reorganization, of certain contingencies surrounding the issuance of the stock grants, non-cash special management compensation charges of $1.6 million (net of prior accruals of approximately $1.9 million under an executive incentive plan) arising from stock issuances to certain other senior management of Schein, valued at $3.5 million, and cash payments for income taxes of approximately $2.4 million resulting from these stock issuances and $0.3 million for additional income taxes resulting from the 1992 stock grants; (c) for 1993, special professional fees of $2.2 million relating to such reorganization, special contingent consideration of $0.7 million paid in connection with an acquisition and $2.5 million resulting from the buyout of employees' rights to future income contained in their employment agreements, and non-cash special management compensation charges of $0.6 million in amortization of deferred compensation arising from the 1992 stock grants; and (d) for 1992, special professional fees of $2.2 million relating to such reorganization, and cash payments of $5.3 million for income taxes resulting from stock grants made to an executive officer of Schein. See "Description of Schein" and "Schein Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

(2) Reflects the pro forma elimination of special charges incurred in 1995 and 1994 for special management compensation of $20.8 million and $21.6 million, respectively, and special professional fees incurred in 1994 of $2.0 million, arising from the reorganization referred to in note (1) above, and the related tax effects of $1.2 million and $5.8 million for 1995 and 1994, respectively, and provision for income taxes on previously untaxed earnings of Dentrix Dental Systems, Inc. ('Dentrix') as an S Corporation of $1.2 million, $0.5 million and $0.3 million for 1996, 1995 and 1994, respectively. See "Description of Schein" and "Schein Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview and Recent Developments."

(3) Redeemable stock includes stock issued for compensation which was subject to repurchase by Schein at fair market value in the event of termination of employment of the holder of such shares, as well as shares purchased by the trust for Schein's ESOP and allocable to the ESOP participants. With the completion of Schein's initial public offering, the stock issued for compensation and the ESOP Common Stock were no longer subject to repurchase. See "Description of Schein" and "Schein

    Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview and Recent Developments."

(4) During the three months ended March 29, 1997, Schein acquired all of the common stock of Dentrix, a provider of clinically-based dental practice management systems, with 1996 net sales of approximately $10.2 million, in exchange for 1,070,000 shares of Schein Common Stock. The Dentrix acquisition was accounted for as a pooling of interests, and, accordingly, the consolidated financial statements for all periods presented have been restated to include Dentrix. In connection with the Dentrix acquisition Schein incurred merger costs of approximately $2.5 million, or $0.11 per share, in the first quarter of 1997. Included in the merger costs are investment banking, legal, accounting and advisory fees and other nonrecurring costs associated with this acquisition.

           MBM SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION

                                                             YEARS ENDED NOVEMBER 30,
                                   ----------------------------------------------------------------------------
                                        1996            1995            1994           1993           1992
                                   --------------  --------------  --------------  -------------  -------------
STATEMENT OF OPERATIONS DATA:
Net sales........................  $  150,142,529  $  119,873,764  $  121,604,461  $  73,951,410  $  61,629,435
Gross profit.....................      30,937,027      25,566,621      26,680,772     17,604,057     14,342,026
Total expenses...................      27,871,492      23,651,732      24,047,152     15,548,838     12,157,153
Net income.......................  $    1,744,835  $    1,108,889  $    1,621,620  $   1,202,219  $   1,222,873
Net income per common share......  $         0.31  $         0.25  $         0.36  $        0.30  $        0.41
Average shares outstanding.......       5,816,469       5,121,634       4,896,518      4,734,746      3,481,415

BALANCE SHEET DATA (AT PERIOD
  END):
Working capital..................  $   28,112,222  $   29,965,266  $   30,141,450  $  20,965,370  $  15,819,417
Long-term debt (net of current
  maturities)....................       8,714,567      17,270,062      19,381,239      9,584,684      9,410,079
Total assets.....................      60,443,816      51,135,712      54,461,087     32,784,234     27,934,060
Stockholders' equity.............      31,391,765      21,064,152      18,067,056     16,193,524     10,461,736

                                                                      THREE MONTHS ENDED
                                                                 ----------------------------
                                                                 FEBRUARY 28,   FEBRUARY 29,
                                                                     1997           1996
                                                                 -------------  -------------
STATEMENT OF OPERATIONS DATA:
Net sales......................................................  $  38,004,627  $  29,887,421
Gross profit...................................................      7,333,777      6,295,512
Total expenses.................................................      6,956,941      6,143,896
Net income.....................................................  $     218,536  $      87,916
Net income per common share....................................  $        0.04  $        0.02
Average shares outstanding.....................................      6,149,343      5,499,024

BALANCE SHEET DATA (AT PERIOD END):
Working capital................................................  $  26,382,739
Long-term debt (net of current maturities).....................      6,966,659
Total assets...................................................     60,588,092
Stockholders' equity...........................................     31,668,076

SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

    The following tables present summary unaudited pro forma combined financial information after giving effect to the Merger under the pooling of interests method of accounting as if the Merger had been consummated as of the beginning of the periods presented. The tables have been derived from, or prepared on a basis consistent with, the unaudited pro forma combined information included in this Proxy Statement/Prospectus. The selected pro forma combined financial information should be read in conjunction with, and is qualified in its entirety by reference to, the unaudited pro forma combined condensed financial statements and the notes thereto. See "UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS." The following data are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred or that will occur after consummation of the Merger.

                                                                                MARCH 29, 1997
                                                                                --------------
                                                                                (IN THOUSANDS)

BALANCE SHEET DATA:
Working capital...............................................................    $  219,629
Total assets..................................................................       499,141
Total debt....................................................................        46,136
Stockholders' equity..........................................................       317,049

                                                              THREE MONTHS               YEARS ENDED
                                                                  ENDED      -----------------------------------
                                                                  MARCH       DECEMBER    DECEMBER     DECEMBER
                                                                   29,          28,          30,         31,
                                                                  1997          1996        1995         1994
                                                              -------------  ----------  -----------  ----------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales...................................................   $   278,504   $  990,265   $ 743,176   $  612,438
Operating income (loss) (1).................................         4,890       36,394       3,344       (4,969)
Net income (loss)...........................................   $     1,718   $   24,268   $  (7,692)  $   (8,444)
Net income per common share.................................   $      0.06
Weighted average common and common equivalent shares
  outstanding...............................................        27,490
Pro forma operating income (2)..............................                 $   36,394   $  24,141   $   18,634
Pro forma net income (3)....................................                 $   23,071   $  11,398   $    9,104
Pro forma net income per common share.......................                 $     0.91   $    0.66   $     0.57
Pro forma weighted average common and common equivalent
  shares outstanding........................................                     25,401      17,693       16,233

------------------------

(1) Includes merger costs of $2,527 in 1997 and special charges of $20,797 in 1995 and $23,603 in 1994.

(2) Reflects the pro forma elimination of the special charges.

(3) Reflects the pro forma elimination of the special charges and relative tax benefit and the provision for income taxes on previously untaxed earnings of Dentrix as an S Corporation.

                      COMPARATIVE UNAUDITED PER SHARE DATA

    The following table summarizes certain unaudited comparative per share data for Schein and MBM on a pro forma combined basis, on a pro forma equivalent basis and on a historical basis giving effect to the Merger as a "pooling of interests" for accounting purposes. Such information is derived from and should be read in conjunction with the Unaudited Pro Forma Combined Condensed Financial Information, including the notes thereto, contained elsewhere in this Proxy Statement/Prospectus. The unaudited pro forma statement presented is for comparative purposes only and is not necessarily indicative of future combined earnings or financial position or combined earnings or financial position that would have been reported had the Merger been completed at the beginning of the respective periods or as of the dates for which such unaudited pro forma information is presented. The MBM Per Share Equivalents are calculated by multiplying the Pro Forma Combined per share amounts by the Exchange Ratio of 0.62.

                                                                                     AT OR FOR THE PERIODS ENDED (1)
                                                                  AT OR FOR THE   -------------------------------------
                                                                  THREE MONTHS     DECEMBER     DECEMBER     DECEMBER
                                                                        ENDED         28,          30,          31,
                                                                 MARCH 29, 1997      1996         1995         1994
                                                                 ---------------  -----------  -----------  -----------
PRO FORMA COMBINED:
Net income per common share....................................     $    0.06      $    0.91    $    0.66    $    0.57
Book value per common share....................................     $   11.92
MBM PER SHARE EQUIVALENTS:
Net income per common share....................................     $    0.04      $    0.56    $    0.41    $    0.35
Book value per common share....................................     $    7.39
MBM -- HISTORICAL:
Net income per common share....................................     $    0.04      $    0.31    $    0.25    $    0.36
Book value per common share (2)................................     $    5.15
SCHEIN:
Net income per common share--Historical........................     $    0.06
Pro forma net income per common share (3)......................                    $    0.98    $    0.71    $    0.57
Book value per common share--Historical........................     $   12.59

------------------------

(1) Combines Schein's amounts at and for the three months ended in March with MBM's amounts at and for the three months ended in February, and the years ended in December with MBM's amounts at and for the years ended November 30.

(2) Includes additional shares assuming conversion of stock options and warrants utilizing the modified treasury stock method.

(3) For Schein, excludes special management compensation and related tax effects for 1995 and 1994, and special professional fees and related tax effects for 1994, and provides for provision for income taxes on previously untaxed earnings of Dentrix as an S Corporation.

Except for a dividend paid by Schein in 1992 and regular distributions made by Dentrix in the years prior to its business combination with Schein, neither Schein nor MBM has ever paid a cash dividend on their common stocks.

                                  RISK FACTORS

    IN ADDITION TO OTHER INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY BY THE HOLDERS OF SHARES OF MBM COMMON STOCK IN EVALUATING WHETHER TO APPROVE AND ADOPT THE MERGER AGREEMENT. THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 PROVIDES A "SAFE HARBOR" FOR FORWARD LOOKING STATEMENTS. ANY FORWARD LOOKING STATEMENTS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS, INCLUDING, WITHOUT LIMITATION, THOSE RELATING TO THE COMBINED OPERATIONS OF SCHEIN AND MBM AFTER THE MERGER, ARE SUBJECT TO, AMONG OTHER THINGS, THE FOLLOWING FACTORS.

FIXED EXCHANGE RATIO

    In considering whether to approve and adopt the Merger Agreement providing for the Merger, holders of shares of MBM Common Stock should carefully consider that the Exchange Ratio is fixed and will not be adjusted based on changes in the market price of the Schein Common Stock, and that the market price of the Schein Common Stock at the Effective Time may vary from the price as of the date of this Proxy Statement/Prospectus or the date on which holders of shares of MBM Common Stock vote on the Merger due to changes in the business, operations or prospects of Schein, market assessments of the likelihood that the Merger will be consummated and the timing thereof, general market and economic conditions, and other factors.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

    Bruce J. Haber, MBM's President and one of the four members of the MBM Board, has entered into an agreement with Schein with respect to the termination of his existing employment agreement with MBM pursuant to which he will receive an aggregate of $3,000,000 in installments, plus interest (subject to increase in the event of the imposition of certain future tax liabilities) in lieu of the payments and other rights to which he would have become entitled under such agreement, and has also entered into a new employment agreement with Schein which contains provisions for salary, incentive compensation, severance, certain rights upon a change in control, and grants of Schein Common Stock purchase options (including options with an aggregate value of $1,000,000 on the Effective Date). Additionally, pursuant to a restricted stock agreement with Schein, Mr. Haber will receive restricted shares of Schein Common Stock with a fair market value of $1,000,000 on the Effective Date. These three agreements all take effect at the Effective Time. BDRD&T, a firm of which K. Deane Reade, Jr., a director of MBM, is president and a director and stockholder, will receive a fee of $1,230,000 upon consummation of the Merger. The compensation to Mr. Haber and to BDRD&T is for services rendered or to be rendered to MBM or to the Surviving Corporation and accordingly, the holders of shares of MBM Common Stock (including Mr. Haber and Mr. Reade, as holders of shares of MBM Common Stock) will not receive any part of this compensation. The additional compensation to be received by Mr. Haber and, indirectly, Mr. Reade, may be deemed to give rise to additional and different interests of Mr. Haber and Mr. Reade in the Merger than those of the other directors and shareholders of MBM. Mr. Haber and Mr. Reade, as holders of shares of MBM Common Stock, will receive the same merger consideration as all other holders of shares of MBM Common Stock.

OPTION AND PROXY AGREEMENT

    Schein and the members of the MBM Board have entered into an Option and Proxy Agreement pursuant to which such directors have granted to Schein (i) an irrevocable proxy to vote all of the shares of MBM Common Stock (excluding certain shares) that they have the right to vote in favor of the Merger Agreement and against any other Acquisition Transaction and (ii) an irrevocable option to purchase all shares of MBM Common Stock (excluding certain shares) owned by them in the event that MBM becomes obligated to pay the Termination Fee. The arrangements under the Option and Proxy Agreement may be deemed to give rise to additional and different interests of the members of the MBM Board in the Merger than those of other shareholders of MBM. In particular, the Option and Proxy Agreement may be deemed to diminish or eliminate any economic interest that the members of the MBM Board would otherwise have, in their individual capacities as shareholders of MBM, in an Acquisition Transaction that was more favorable to the MBM shareholders than the Merger. Under the terms of the Merger Agreement, the MBM Board may terminate the Merger Agreement in order to permit MBM to enter into an Acquisition Transaction with a third party if it determines in good faith by majority vote, after consultation with its financial advisor, and after reviewing the advice of outside counsel to MBM, that such Acquisition Transaction is more favorable to the shareholders of MBM than the Merger and that such action is required by its fiduciary duties. See "TERMS OF THE MERGER AGREEMENT--Termination Rights."

DIFFICULTY OF INTEGRATION OF OPERATIONS FOLLOWING THE MERGER

    The Board of Directors of Schein (the "Schein Board") and the MBM Board have each given careful consideration to the Merger and believe it to be in the best interests of their respective stockholders. However, the Merger involves the combination of two companies that have operated independently. Accordingly, there can be no assurance that MBM can be successfully integrated into Schein or that Schein and its stockholders (including the shareholders of MBM who become stockholders of Schein) will ultimately realize any benefits from the Merger. The success of the combined company following the Merger will require the dedication of management resources which may temporarily detract from attention to the day to day business of Schein and MBM. There can be no assurance that such diversion of management resources will not adversely affect revenues or that other material adverse effects will not result from such activities.

COMPETITION

    The healthcare products distribution business is intensely competitive. Schein and MBM compete with numerous other companies, including several major manufacturers and distributors. Some of these competitors have greater financial and other resources than either Schein, MBM or the combined companies. Most of Schein's and MBM's products are available from several sources, and their customers tend to have relationships with several distributors. In addition, such competitors could obtain rights to market particular products to the exclusion of Schein or MBM. Manufacturers also could increase their efforts to sell directly to end-users, thereby by-passing distributors such as Schein or MBM. Consolidation among healthcare products distributors could result in existing competitors increasing their market position through acquisitions or joint ventures, which may materially adversely affect operating results. In addition, new competitors may emerge which could materially adversely affect Schein's or MBM's operating results. There can be no assurance the combined companies will not face increased competition in the future.

EXPANSION OF SCHEIN THROUGH ACQUISITIONS AND JOINT VENTURES

    Schein intends to expand in its domestic and international markets, in part, through acquisitions and joint ventures. However, Schein's ability to expand successfully through acquisitions and joint ventures will depend upon the availability of suitable acquisition or joint venture candidates at prices acceptable to Schein, Schein's ability to consummate such transactions and the availability of financing on terms acceptable to Schein. There can be no assurance that Schein will be effective in making acquisitions or joint ventures. Such transactions involve numerous risks, including possible adverse short-term effects on Schein's operating results or the market price of Schein's Common Stock. Certain of Schein's acquisitions and future acquisitions may also give rise to an obligation by Schein to make contingent payments or to satisfy certain repurchase obligations, which payments could have an adverse financial effect on Schein. In addition, integrating acquired businesses and joint ventures may result in a loss of customers or product lines of the acquired businesses or joint ventures, and also requires significant management attention and may place significant demands on Schein's operations, information systems and financial resources. Schein completed the acquisitions of (or entered into definitive agreements to acquire) seventeen other companies in 1996, and has acquired, or entered into definitive agreement(s) to acquire, fourteen companies so far in 1997. The failure to effectively integrate future acquired businesses and joint ventures with the combined companies' operations could adversely affect the combined companies.

MINORITY STATUS OF FORMER MBM SHAREHOLDERS; CONTROL BY INSIDERS

    Immediately after the consummation of the Merger, the former holders of MBM Common Stock will hold an aggregate of approximately 11.9% of the then outstanding shares of Schein Common Stock and will not be able to control, as a group, the management of Schein. In addition, immediately after the Merger, Stanley M. Bergman, Chairman of the Board, Chief Executive Officer and President of Schein, will own, directly or indirectly, approximately 5.4% of the outstanding shares of Schein Common Stock and, by virtue of a Voting Trust Agreement (which expires December 31, 1998 unless terminated earlier) with certain of Schein's current principal stockholders, will have the right to vote up to an aggregate of approximately 30.3% of the outstanding shares of Schein Common Stock. In addition, until December 31, 1998, under certain circumstances, Mr. Bergman has the right to direct the nomination of a majority of the nominees to Schein's Board and, from January 1, 1999 until December 31, 2003, Mr. Bergman has the right to direct the nomination of all, or, under certain circumstances, four (out of nine), of the nominees to the Schein Board, and in all such events certain of the current principal stockholders are required to vote for such nominees. Because of these voting arrangements, Mr. Bergman has significant influence over matters requiring the approval of the Schein Board or stockholders of Schein. Under certain circumstances, these voting arrangements may terminate prior to December 31, 1998. In that event, certain of Schein's current principal stockholders may be able to significantly influence all matters requiring stockholder approval, including the election of directors. See "DESCRIPTION OF SCHEIN-- Reorganization."

FLUCTUATIONS IN QUARTERLY EARNINGS

    Schein's business has been subject to seasonal and other quarterly influences. Net sales and operating profits have been generally higher in the fourth quarter due to the timing of sales of software, year-end promotions, and purchasing patterns of office-based healthcare practitioners and have been generally lower in the first quarter due primarily to increased purchases in the prior quarter. Quarterly results may also be adversely affected by a variety of other factors, including the timing of acquisitions and related costs, the release of software enhancements, promotions, adverse weather, and fluctuations in exchange rates associated with international operations.

PRACTICE MANAGEMENT SOFTWARE AND OTHER VALUE ADDED PRODUCTS

    During 1996, approximately $31.0 million, or 3.7%, and $21.4 million, or 8.5%, of Schein's net sales and gross profit, respectively, were derived from sales of Schein's Easy Dental-Registered Trademark- Plus, Dentrix Dental System, AVImark-Registered Trademark- practice management software, and other value added products to United States dental and veterinary office-based healthcare practitioners. Competition among companies supplying practice management software is intense and increasing. Schein's future sales of practice management software will depend, among other factors, upon the effectiveness of Schein's sales and marketing programs, Schein's ability to enhance its products and the ability to provide ongoing technical support. There can be no assurance that Schein will be successful in introducing and marketing software enhancements or new software, or that such software will be released on time or accepted by the market. Schein's software products, like software products generally, may contain undetected errors or bugs when introduced or as new versions are released. While Schein's current products have not experienced significant post-release software errors or bugs to date, there can be no assurance that problems will not occur in the future. Any such defective software may result in increased expenses related to the software and could adversely affect Schein's relationship with the customers using such software. Schein does not have any patents on its software and relies upon copyright, trademark and trade secret laws; there can be no assurance that such legal protections will be available or enforceable to protect its software products. Schein's software products are generally distributed under "shrink-wrap" licenses that are not signed by the customer and therefore may be unenforceable in certain jurisdictions.

FOREIGN OPERATIONS

    During 1996, approximately 17.5% and 18.1% of Schein's net sales and gross profit, respectively, were derived from sales to customers located outside the United States and Canada. Schein's international businesses are subject to a number of inherent risks, including difficulties in opening and managing foreign offices and distribution centers; establishing channels of distribution; fluctuations in the value of foreign currencies; import/export duties and quotas; and unexpected regulatory, economic and political changes in foreign markets. There can be no assurance that these factors will not adversely affect the combined companies' operating results.

DEPENDENCE ON SENIOR MANAGEMENT

    Schein's future performance will depend, in part, upon the efforts and abilities of certain members of its existing senior management, particularly Stanley M. Bergman, Chairman, Chief Executive Officer and President, James P. Breslawski, Executive Vice President, and Steven Paladino, Senior Vice President and Chief Financial Officer, as well as (if the Merger is consummated) those of Bruce J. Haber, who will serve as an Executive Vice President and President of Schein's medical products group. The loss of service of one or more of these persons could have an adverse effect on Schein's business. Schein has entered into employment agreements with Mr. Bergman and, as of the Effective Time, Mr. Haber. The success of certain acquisitions and joint ventures effected by Schein may depend, in part, on Schein's ability to retain key management of the acquired business or joint venture. MBM's future performance will depend, in part, upon the efforts and abilities of certain members of its existing senior management, including Mr. Haber.

CHANGES IN HEALTHCARE INDUSTRY

    In recent years, the healthcare industry has undergone significant change driven by various efforts to reduce costs, including potential national healthcare reform, trends toward managed care, cuts in Medicare, consolidation of healthcare distribution companies and collective purchasing arrangements by office-based healthcare practitioners. Schein's or MBM's inability to react effectively to these and other changes in the healthcare industry could adversely affect its operating results. Schein and MBM cannot predict whether any healthcare reform efforts will be enacted and what effect any such reforms might have on them or their respective customers and suppliers.

GOVERNMENT REGULATION

    Both Schein and MBM and their respective customers and suppliers are subject to extensive Federal and state regulation in the United States, as well as regulation by foreign governments, and neither Schein nor MBM can predict the extent to which future legislative and regulatory developments concerning their practices and products or the healthcare industry may affect them. In addition, both Schein and MBM, as marketers, distributors and manufacturers of healthcare products (including Schein through its 50%-owned company, HS Pharmaceutical, Inc., which distributes and manufactures generic pharmaceuticals), are required to obtain the approval of Federal and foreign governmental agencies, including the Food and Drug Administration, prior to marketing, distributing and manufacturing certain of those products, and it is possible that both Schein and MBM may be prevented from selling new manufactured products should a competitor receive prior approval. Further, Schein's and MBM's plants and operations are subject to review and inspection by local, state, Federal and (in the case of Schein) foreign governmental entities. The companies' suppliers are also subject to similar governmental requirements.

RISK OF PRODUCT LIABILITY CLAIMS AND INSURANCE

    The sale, manufacture and distribution of healthcare products involves a risk of product liability claims and adverse publicity. Although neither Schein nor MBM has been subject to a significant number of such claims or incurred significant liabilities due to such claims, there can be no assurance that this will continue to be the case. In addition, Schein and MBM maintain product liability insurance coverage and have certain rights to indemnification from third parties, but there can be no assurance that claims outside of or exceeding such coverage will not be made, that the combined companies will be able to continue to obtain insurance coverage or that they will be successful in obtaining indemnification from such third parties. The combined companies also may not be able to maintain existing coverage or obtain, if they determine to do so, insurance providing additional coverage at reasonable rates.

COST OF SHIPPING

    Shipping is a significant expense in the operation of both Schein's and MBM's business. Schein and MBM ship almost all of their orders by United Parcel Service and other delivery services, and typically bear the cost of shipment. Accordingly, any significant increase in shipping rates could have an adverse effect on Schein's and MBM's operating results. Similarly, strikes or other service interruptions by such shippers could adversely affect Schein's and MBM's ability to deliver products on a timely basis.

RELIANCE ON TELEPHONE AND COMPUTER SYSTEMS

    Both Schein and MBM believe that their success depends, in part, upon their telesales and direct marketing efforts and their ability to provide prompt, accurate and complete service to their customers on a price-competitive basis. Any continuing disruption in either their computer system or their telephone system could adversely affect their ability to receive and process customer orders and ship products on a timely basis. Any such disruption could adversely affect their relations with their customers.

STATE SALES TAX COLLECTION

    As of June 1997, Schein collected sales tax and other similar taxes only on sales of products to residents of 31 states, and MBM collected such taxes on sales of products to residents of eight states. Various other states have sought to impose on direct marketers the burden of collecting state sales taxes on the sale of products shipped to those states' residents. A successful assertion by a state or states that either Schein or MBM should have collected or be collecting state sales taxes on the sale of products shipped to that state's residents could have an adverse effect on the combined companies.

POTENTIAL VOLATILITY OF MARKET VALUE OF SCHEIN COMMON STOCK

    As with the MBM Common Stock, the market prices of the Schein Common Stock may be subject to fluctuations in response to quarter-to-quarter variations in operating results, changes in earnings estimates by investment analysts or changes in business or regulatory conditions affecting Schein, its customers, its suppliers or its competitors. The stock market historically has experienced volatility which has particularly affected the market prices of securities of many companies in the healthcare industry and which sometimes has been unrelated to the operating performances of such companies. These market fluctuations may adversely affect the market price of the Schein Common Stock.

    From December 31, 1996 through July 1, 1997, the closing market price of the Schein Common Stock as reported on the Nasdaq National Market has ranged from a high of $37 to a low of $26 7/8.

ANTI-TAKEOVER PROVISIONS; POSSIBLE ISSUANCE OF PREFERRED STOCK

    Certain provisions of Schein's Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws as currently in effect may make it more difficult for a third party to acquire, or may discourage acquisition bids for, Schein and could limit the price that certain investors might be willing to pay in the future for shares of the Schein Common Stock. These provisions, among other things, (i) require the affirmative vote of the holders of at least 60% of the shares entitled to vote to approve a sale, lease, transfer or exchange of all or substantially all of the assets of Schein,
(ii) require the affirmative vote of the holders of at least 66 2/3% of the shares entitled to vote to remove a director or to fill a vacancy on the Schein Board, (iii) require the affirmative vote of the holders of at least 80% of the shares entitled to vote to amend or repeal certain provisions of the Amended and Restated Certificate of Incorporation and (iv) require the affirmative vote of at least 66 2/3% of the outstanding shares of Schein Common Stock to amend or repeal the Amended and Restated By-Laws of Schein. In addition, the rights of holders of Schein Common Stock will be subject to, and may be adversely affected by, the rights of any holders of Preferred Stock that may be issued in the future and that may be senior to the rights of the holders of Schein Common Stock. Under certain conditions, Section 203 of the Delaware General Corporation Law would prohibit Schein from engaging in a "business combination" with an "interested stockholder" (in general, a stockholder owning 15% or more of Schein's outstanding voting stock) for a period of three years. In addition, Schein's 1994 Stock Option Plan and 1996 Non-Employee Director Stock Option Plan provide for accelerated vesting of stock options upon a change in control of Schein, and in certain instances, agreements between Schein and its executive officers provide for increased severance payments if such executive officers are terminated without cause within two years after a change in control of Schein. At the Annual Meeting of Stockholders of Schein to be reconvened on July 15, 1997, the holders of Schein Common Stock will be asked to vote on proposed amendments to Schein's Certificate of Incorporation and By-Laws that would permit the Schein Board to fix the number of directors by resolution from time to time (within certain limits), to fill vacancies and to amend By-Law provisions adopted by stockholders, and would decrease to 66 2/3% the 80% supermajority voting requirement with respect to future amendments of the provisions of Schein's Certificate of Incorporation relating to the numbers and powers of directors. See "COMPARISON OF STOCKHOLDER'S RIGHTS."

    The foregoing, together with certain provisions in Schein's Amended and Restated Certificate of Incorporation, including a provision thereof requiring the approval of holders of 60% of the outstanding stock of Schein entitled to vote prior to consummation of a merger or sale of substantially all the assets of Schein, may make it more difficult for a third party to acquire, or may discourage acquisition bids for Schein and could limit the price that certain investors might be willing to pay in the future for shares of Schein Common Stock.

SHARES ELIGIBLE FOR FUTURE SALES

    Future sales of substantial amounts of Common Stock (including shares issued upon the exercise of stock options) by Schein's current stockholders (including certain executive officers, employees and affiliates of Schein) after the Merger, or the perception that such sales could occur, could adversely affect the market price for the Schein Common Stock. Approximately 8,003,679 shares of Schein Common Stock that are owned by certain of Schein's current stockholders, constituting approximately 33.9% of the shares of Schein Common Stock outstanding immediately prior to the Merger, may be eligible for immediate resale in the public market pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). In connection with the reorganization described "--Reorganization" below, Schein entered into a Registration Rights Agreement with certain of the current stockholders. Schein has granted certain registration rights in connection with certain acquisitions, and may grant additional registration rights in connection with future acquisitions.

    In addition, all of the shares of Schein Common Stock received by holders of MBM Common Stock in the Merger will have been registered under the Securities Act and will be freely transferable, except that persons who are deemed to be affiliated with MBM prior to the Effective Time will enter into agreements with Schein prohibiting such persons from disposing of any of the shares of Schein Common Stock until after the publication of operating results including the combined operations of Schein and MBM for a period of at least 30 days subsequent to the consummation of the Merger, at which time such shares may be resold by such persons in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act (or Rule 144 in the case of such persons who become affiliates of Schein) or as otherwise permitted by the Securities Act. Persons who may be deemed to be affiliates of MBM or Schein generally include individuals or entities that control, are controlled by, or are under common control with, such party and may include certain officers and directors of such party as well as principal stockholders of such party. In addition, approximately 1,123,523 shares of Schein Common Stock will be issuable upon the exercise of outstanding options and warrants to purchase MBM Common Stock that will be assumed by Schein. Schein intends to file a registration statement under the Securities Act covering shares issuable upon the exercise of these options and, initially, the Registration Statement of which this Proxy Statement/ Prospectus forms a part registers the issuance of the assumed warrants and shares issuable upon the exercise of such warrants. See "THE MERGER--Treatment of MBM Stock Options and Warrants".

REORGANIZATION

    In connection with the reorganization of Schein's ownership and the various agreements entered into in connection therewith between 1992 and 1994 (the "Reorganization"), certain stockholders of Schein made customary representations, warranties and covenants and provided for indemnification with respect to the structure of the transaction and for breaches of such representations, warranties and covenants. No claims for such indemnification have arisen to date. Applicable accounting rules provide that certain amounts paid or assumed by such stockholders on behalf of Schein in satisfaction of indemnity obligations may be required to be recorded by Schein for financial reporting purposes as an expense. Accordingly, although any such payment or assumption may not materially impact Schein's cash flow, Schein's results of operations would be negatively impacted in the period incurred. In addition, there can be no assurance that such stockholders will have the resources in the future to meet their respective indemnification obligations, if any, under such agreements.

                              THE SPECIAL MEETING

SPECIAL MEETING

    This Proxy Statement/Prospectus is being furnished to holders of shares of MBM Common Stock in connection with the solicitation by the MBM Board of proxies for use at the Special Meeting to be held on Friday, August 1, 1997, at 9:00 a.m., local time, at the Ramada Hotel, One Ramada Plaza, New Rochelle, New York 10801.

    At the Special Meeting, holders of MBM Common Stock will consider and vote upon a proposal to approve the Merger Agreement. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into MBM and MBM will become a wholly owned subsidiary of Schein. Each share of MBM Common Stock issued and outstanding immediately prior to the Merger (other than shares held by shareholders who perfect their appraisal rights under Section 623 of the NYBCL) will be converted into the right to receive 0.62 shares of Schein Common Stock.

    No certificates representing fractional shares of Schein Common Stock shall be issued upon the surrender for exchange of MBM Certificates. Each holder of shares of MBM Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Schein Common Stock (after taking into account all MBM Certificates delivered by such holder) will receive, in lieu thereof, cash (without interest) in an amount determined by multiplying (i) the fractional interest to which such holder would otherwise be entitled and (ii) the average of the per share closing prices for Schein Common Stock on the Nasdaq National Market for the five trading days immediately preceding the Effective Time. In no event shall a holder of MBM Common Stock receive cash in lieu of fractional Shares of Schein Common Stock in an amount greater than the value of one full share of Schein Common Stock.

    THE MBM BOARD HAS UNANIMOUSLY ADOPTED THE MERGER AGREEMENT, DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF MBM AND ITS SHAREHOLDERS, AND RECOMMENDS THAT THE HOLDERS OF MBM COMMON STOCK VOTE FOR THE APPROVAL OF THE MERGER AGREEMENT. SEE "THE MERGER--BACKGROUND OF THE MERGER" AND "--RECOMMENDATION OF THE MBM BOARD AND MBM REASONS FOR THE MERGER".

    The Schein Board has approved the Merger Agreement and the Merger and the issuance of shares of Schein Common Stock in the Merger, and the Board of Directors of Merger Sub, and Schein, as the sole stockholder of Merger Sub, have respectively adopted and approved the Merger Agreement and the Merger. Approval of the Merger Agreement and the Merger by Schein stockholders is not required to effect the Merger.

RECORD DATE; SHARES ENTITLED TO VOTE

    The close of business on June 24, 1997 has been fixed as the Record Date for determining the holders of MBM Common Stock who are entitled to notice of and to vote at the Special Meeting. As of the Record Date, there were 5,162,759 shares of MBM Common Stock outstanding and entitled to vote, and such shares were held by approximately 700 holders of record. The holders of record on the Record Date of MBM Common Stock are entitled to one vote per share of MBM Common Stock on each matter submitted to a vote at the Special Meeting. The presence in person or by proxy of the holders of a majority of the outstanding MBM Common Stock entitled to vote is necessary to constitute a quorum for the transaction of business at the Special Meeting.

    Proxies relating to "street name" shares that are properly executed and returned by brokers will be counted as shares present for purposes of determining the presence of a quorum, but will not be treated as shares having voted at the Special Meeting as to the Merger Agreement if authority to vote has been withheld by the broker (a "broker non-vote"). Abstentions will be recorded as such by the inspectors of election for the Special Meeting. In light of the treatment of broker non-votes and abstentions and the fact that the affirmative vote required to approve the Merger Agreement is two-thirds of the total number of outstanding shares of MBM Common Stock on the Record Date, broker non-votes and abstentions will have the same effect as votes against approval of the Merger Agreement.

REQUIRED VOTE

    The affirmative vote of holders of two-thirds (66 2/3%) of the outstanding shares of the MBM Common Stock is required for approval of the Merger Agreement. As of June 24, 1997, the MBM directors and executive officers and their affiliates as a group beneficially owned or voted shares representing approximately 10.7% of the outstanding shares of MBM Common Stock. Each of the directors and executive officers of MBM has advised MBM that he/she intends to vote or direct the vote of all such shares over which he/she has voting control, subject to and consistent with any fiduciary obligations in the case of shares held as a fiduciary, for approval and adoption of the Merger Agreement and the Merger. In addition, as an inducement for Schein to enter into the Merger Agreement, the members of the MBM Board have entered into the Option and Proxy Agreement with Schein pursuant to which such directors have granted to Schein
(i) an irrevocable proxy to vote all of the shares of MBM Common Stock (excluding certain shares) that they have the right to vote in favor of the Merger Agreement and against any other Acquisition Transaction and (ii) an irrevocable option to purchase all shares of MBM Common Stock (excluding certain shares) owned by them in the event that MBM becomes obligated to pay the Termination Fee. Under the Option and Proxy Agreement, Schein has the right to require the members of the MBM Board to exercise or convert all of their respective options, warrants or other rights or securities that are exercisable for, or convertible into, shares of MBM Common Stock. As of the date of this Proxy Statement/Prospectus, the members of the MBM Board beneficially owned or had the right to vote an aggregate of 512,496 shares of MBM Common Stock (approximately 10.0% of the outstanding shares), and owned, in the aggregate, options or warrants to purchase an aggregate of 1,098,333 shares of MBM Common Stock. See "THE MERGER--Option and Proxy Agreement".

PROXIES; PROXY SOLICITATION; REVOCATION OF PROXIES

    Shares of MBM Common Stock represented by properly executed, unrevoked proxies received at or prior to the Special Meeting will be voted at the Special Meeting in accordance with the instructions contained therein. Shares of MBM Common Stock represented by properly executed, unrevoked proxies for which no instruction is given will be voted FOR approval of the Merger Agreement. MBM shareholders are requested to complete, sign, date and return promptly the enclosed proxy card in the postage-paid envelope provided for this purpose to ensure that their shares are voted. A holder of shares of MBM Common Stock may revoke a proxy by submitting a later dated proxy with respect to the same shares at any time prior to the vote on the approval of the Merger Agreement, by delivering written notice of revocation to American Stock Transfer & Trust Company, the Transfer Agent for the MBM Common Stock, at 40 Wall Street, New York, NY 10005, Attention: Proxy Department at any time prior to such vote or by attending the Special Meeting and voting in person. Mere attendance at the Special Meeting will not in and of itself revoke a proxy.

    If the Special Meeting is postponed or adjourned for any reason, when the Special Meeting is convened or reconvened, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the meeting (except for any proxies which have been effectively revoked or withdrawn), notwithstanding that they may have been effectively voted on the same or any other matter at a previous meeting.

    The cost of the solicitation of proxies by MBM Board of Directors for use at the Special Meeting will be borne by MBM. In addition to solicitation by mail, directors, officers and employees of MBM may solicit proxies by telephone, telegram or otherwise. Such directors, officers and employees of MBM will not be additionally compensated for such solicitation but may be reimbursed by MBM for out-of-pocket expenses incurred in connection therewith. Brokerage firms, fiduciaries and other custodians who forward soliciting material to the beneficial owners of shares of Common Stock held of record by them will be reimbursed for their reasonable expenses incurred in forwarding such material. In addition, MBM has retained D.F. King & Co., Inc. of New York, New York, a proxy solicitation organization, to assist in the solicitation of proxies. The fee payable to D.F. King & Co., Inc. for its services will be $4,000, plus expenses, and $3.00 for each incoming telephone call received, or outgoing telephone call made by it in connection with such solicitation.

MISCELLANEOUS

    Representatives of Miller, Ellin & Company, MBM's independent auditors, are expected to be present at the Special Meeting. Such representatives will be afforded an opportunity to make a statement, if they desire to do so, and are expected to be available to respond to appropriate questions.

                                   THE MERGER

BACKGROUND OF THE MERGER

    In December, 1995, Mark M. Mlotek, Vice President, General Counsel, Secretary and a director of Schein, and Bruce J. Haber, President, Chief Executive Officer and a director of MBM, had a telephone conference during which Mr. Mlotek suggested to Mr. Haber that they meet. Mr. Mlotek and Mr. Haber met on December 21, 1995, during which meeting Mr. Mlotek indicated to Mr. Haber that, since the Reorganization (see "DESCRIPTION OF SCHEIN"), Schein's business strategy has been to expand through acquisitions and joint ventures as well as internal development. In connection therewith, Mr. Mlotek explained to Mr. Haber that Schein identifies and evaluates potential acquisition or joint venture candidates from time to time, and that MBM had been so identified. No specific terms of a potential acquisition were discussed, but both Mr. Mlotek and Mr. Haber indicated that their respective companies would be willing to continue discussions at a future date.

    In March, 1996, Mr. Mlotek telephoned Mr. Haber inviting him to meet with Mr. Mlotek, Stanley M. Bergman, Chairman of the Board of Directors, Chief Executive Officer and President of Schein, and other representatives of Schein to discuss whether a basis existed to explore a potential transaction between the two companies. The meeting between representatives of Schein and MBM took place on March 21, 1996. Mr. Haber and senior executives of Schein were present, as were representatives of Tanner & Co., Inc. ("Tanner & Co."), financial adviser to Schein, and K. Deane Reade, Jr., a director of MBM and the President and a director and stockholder of BDRD&T. BDRD&T is a financial advisor to MBM. (See " -- Interests of Certain Persons in Merger.")

    At the March 21, 1996 meeting, Schein's and MBM's representatives exchanged general information regarding their respective company's businesses and their views of the industry in which they operate. There was a general discussion of respective growth strategies and Schein's representatives reiterated the business strategy explained to Mr. Haber by Mr. Mlotek in the December 21, 1995 meeting. This discussion led to whether Schein and MBM had a mutual interest in exploring an acquisition of MBM by Schein through a stock-for-stock merger. Both Schein's and MBM's representatives indicated that any such interest would be conditioned upon such merger qualifying for "pooling of interests" accounting treatment. Schein's representatives advised MBM's representatives that, because of the Reorganization, Schein could not initiate a "pooling of interests" transaction prior to October, 1996. There was no discussion of any material terms of any such merger at this meeting. As a result of this meeting and a meeting between Mr. Bergman and Mr. Haber held on April 29, 1996, it was determined that discussions should continue to determine whether a basis existed for a merger at such time as a "pooling of interests" accounting treatment would be available for such potential merger.

    During the period from April through September, 1996, Mr. Reade and representatives of Tanner & Co. had telephone conferences regarding the terms and conditions of a confidentiality agreement to be entered into between MBM and Schein, which agreement was executed on November 8, 1996. Additionally, on September 27, 1996, Mr. Haber and Mr. Bergman met and generally discussed the possibility of a merger between MBM and Schein.

    During this same period, MBM investigated other business strategies, including whether potential merger opportunities with other companies might exist as well as growth possibilities as an independent company through certain acquisitions or by availing itself of additional funding through the capital markets. In particular, commencing in the Spring of 1996 and continuing through the Summer of 1996, MBM had discussions with another publicly held distributor of medical supplies about a possible merger. These discussions terminated when fluctuations in the respective market prices of the Common Stock of MBM and the other entity made any such business combination economically unfeasible and before any discussions were held regarding the pricing terms of the possible merger. During the Autumn of 1996, MBM also explored with an underwriting firm the feasibility of a public offering of shares of MBM Common Stock as a means of increasing both shareholder liquidity and MBM's working capital for acquisitions and other general corporate purposes. MBM determined not to pursue the public offering alternative because it believed that a public offering would not have enabled MBM to position itself in the medical supply industry, taking into account the trend to consolidation in that industry, as beneficially from the point of view of MBM's shareholders as would the Merger. Additionally, the public offering would not have afforded MBM's shareholders the opportunities for international growth, decreases in business volatility or efficiencies which, the MBM Board believes, may result from the Merger. (See "--Considerations and Recommendations of the Merger by the MBM Board.")

    On November 6, 1996, Mr. Haber and Mr. Bergman and other representatives of Schein had a meeting to consider further whether a potential merger was in the mutual interest of MBM and Schein. Previously, Mr. Reade and representatives of Tanner & Co. had exchanged certain financial information and general views regarding such potential merger.

    On November 20, 1996, Mr. Haber and Mr. Reade met with Mr. Bergman and other representatives of Schein and further discussions were held regarding the structure of a potential merger between MBM and Schein as well as the responsibilities that Mr. Haber would assume if such merger were to be consummated and the employment arrangements for Mr. Haber. Subsequently, MBM and BDRD&T entered into an engagement agreement for investment banking services to be rendered by BDRD&T to MBM in connection with such potential merger.

    During the period from November, 1996 through January, 1997, several discussions were held between representatives of MBM and Schein regarding the potential merger. On January 24, 1997, the MBM Board held a meeting at which Mr. Haber and Mr. Reade reported to the MBM Board on their discussions with Schein. The MBM Board authorized Mr. Haber and Mr. Reade to continue discussions with Schein to determine if a basis exists for a merger on terms and conditions that would be in the best interests of MBM's shareholders and to proceed with due diligence review of Schein.

    Discussions regarding the potential merger, including the ratio at which shares of Schein Common Stock would be exchanged for shares of MBM Common Stock in such merger, the treatment of outstanding MBM options and warrants, and various employment and compensation issues, continued between MBM and Schein and their respective financial advisors during the period from late January, 1997 through February, 1997. During this period, Schein and MBM conducted reviews of each other's operations and financial condition, and, in late January, 1997, drafts of the definitive agreements were prepared by counsel to Schein and delivered to MBM. MBM commenced its review of such agreements through its counsel and proceeded to negotiate certain terms and conditions of such agreements through its counsel.

    The MBM Board met again on February 25, 1997 and Mr. Haber and Mr. Reade reported on the subject matter of the discussions held to such date with Schein and indicated to the MBM Board that there appeared to be a basis upon which MBM and Schein could enter into definitive agreements with respect to a merger, although further negotiations of certain material terms and conditions (including the exchange ratio) as well as additional due diligence would be required. The MBM Board directed Mr. Haber and Mr. Reade to proceed with the discussions with Schein and to continue their due diligence regarding Schein.

    Mr. Reade and the firm of BDRD&T assisted MBM in identifying and analyzing alternative strategies, in identifying entities with which MBM might engage in a business combination, in analyzing the respective values of such entities, including Schein, in structuring the terms of the transaction with Schein, in performing due diligence of Schein and in negotiating the terms and conditions of the proposed merger. Royce Investment Group ("Royce") assisted MBM from time to time during the months prior to the execution and delivery of the Merger Agreement in providing information regarding stock prices, trends and volatility, and in evaluating the market reaction of the financial and business community in connection with the proposed merger. However, inasmuch as Mr. Reade was (and remains) a director of MBM and the president and a director and shareholder of BDRD&T and BDRD&T would receive a fee for its services upon consummation of the Merger, and Royce would also receive a fee for its services upon consummation of the Merger, the MBM Board determined that a firm that had no previous relationship with either MBM or Schein and whose compensation was not dependent on the consummation of the Merger should render an opinion as to the fairness, from a financial point of view, of the consideration to be received by the shareholders of MBM (other than the officers and directors of MBM) in connection with the proposed Merger as contemplated in the Merger Agreement. Schein also insisted that MBM obtain such an opinion from an entity which had no previous relationship with either MBM or Schein. Accordingly, on February 26, 1997, MBM engaged Houlihan Lokey to review the potential merger and to render such an opinion. Houlihan Lokey was only engaged for purposes of such review and opinion and did not advise MBM regarding alternative strategies or business combinations, nor did it consider alternative transaction structures, terms or conditions of the proposed merger with Schein. (See "-- Opinion of Houlihan Lokey".)

    At the regular meeting of the Schein Board held on February 27, 1997, Mr. Bergman and other senior executive officers of Schein gave a presentation to the Schein Board regarding MBM and the potential merger, which presentation included, among other things, financial, strategic and due diligence analyses and reports. Tanner & Co. also made a presentation to the Schein Board in its capacity as financial advisor. It was the consensus of the Schein Board at this meeting that the negotiations with MBM should continue.

    Subsequent to the dates of the respective meetings of the MBM Board and the Schein Board held in February, 1997, Mr. Haber and Mr. Reade and MBM's counsel continued discussions with Schein, its counsel and Tanner & Co. and proceeded to continue to negotiate certain of the terms and conditions of the definitive agreements.

    On March 1, 1997 the MBM Board met again to review the status of the negotiations with Schein, to review the due diligence with respect to Schein presented by Mr. Haber and Mr. Reade and to review an explanation from Mr. Reade regarding the methodology to be used by Houlihan Lokey regarding its opinion on the fairness of the Merger from a financial point of view. The MBM Board again authorized Mr. Haber and Mr. Reade to continue negotiations with Schein.

    On March 6, 1997, Mr. Haber, Mr. Reade and legal counsel to MBM met with Schein, Tanner & Co. and legal counsel to Schein to complete negotiations and finalize the definitive agreements relating to the proposed merger. Late on March 6, 1997, the parties reached tentative agreement regarding the Exchange Ratio (see "THE MERGER--Exchange Ratio"). The Exchange Ratio was determined after negotiations in which representatives of MBM, Schein, Tanner & Co. and BDRD&T participated. In arriving at the Exchange Ratio, the parties' negotiating positions were influenced by Schein's insistence that the Merger be accretive to its earnings per share and by MBM's desire that its shareholders realize a premium over the current market price of the MBM Common Stock in connection with any acquisition by Schein of all of the outstanding equity interests in MBM. Late on March 6, 1997, MBM received the oral opinion of Houlihan Lokey to the effect that, based on the draft agreements reviewed by them, the consideration to be received by the public holders of MBM Common Stock in the Merger was fair to such holders from a financial point of view. Houlihan Lokey confirmed its opinion in writing on March 7, 1997 and subsequently confirmed such opinion as of that date after reviewing the revised definitive agreements. A meeting of the MBM Board was held on March 7, 1997 during which meeting the MBM Board reviewed the terms and conditions of the definitive agreements, the recent due diligence regarding Schein and the opinion of Houlihan Lokey. At such meeting, the MBM Board approved the Merger Agreement and the Merger and the related agreements and transactions. In a special meeting held on the same date, the Schein Board, after further presentations by its management, Tanner & Co. and counsel to Schein, approved the Merger Agreement and the Merger and the related agreements and transactions. The Merger Agreement was signed by MBM and Schein on March 7, 1997. Subsequent to that date, the Merger Agreement and various related agreements were revised to reflect certain agreements among the respective parties thereto on March 7, 1997 that were not fully or accurately reflected in such agreements as initially executed. None of such revisions to the Merger Agreement were material.

    Several weeks after March 7, 1997, MBM was contacted by a third party who claims to be owed a brokerage commission in an unspecified amount in connection with the Merger as a result of the introduction of Mr. Haber to an executive of Schein in 1990. MBM intends vigorously to resist such claim.

CONSIDERATION AND RECOMMENDATION OF THE MERGER BY THE MBM BOARD

    At the meeting of the MBM Board held on March 7, 1997, the MBM Board determined that, based upon its deliberations and the opinion of Houlihan Lokey regarding the fairness of the Merger to the public shareholders of MBM from a financial point of view, the terms of the Merger are fair to, and in the best interests of, MBM and its shareholders and adopted the Merger Agreement and authorized and directed the appropriate officers of MBM to execute the Merger Agreement on behalf of MBM. The MBM Board also unanimously resolved to recommend to the shareholders of MBM that they approve the Merger.

    In the meetings of the MBM Board held on January 24, February 25, March 1, and March 7, 1997, the MBM Board as part of its deliberations and approval of the Merger considered the following factors:

    - The Exchange Ratio and the different concerns of MBM and of Schein which led to negotiation and the establishment of the Exchange Ratio as a fixed exchange ratio. See "THE MERGER-- Background of the Merger".

    - The treatment under the Merger Agreement of options and warrants to purchase MBM Common Stock. See "THE MERGER--Treatment of MBM Stock Options and Warrants".

    - The anticipated qualification of the Merger as a tax free reorganization for federal income tax purposes and for "pooling-of-interests" accounting. See "THE MERGER--Certain Tax Consequences of the Merger" and "Anticipated Accounting Treatment".

    - The growth prospects for the business of MBM that could result from MBM becoming part of a larger company pursuant to the Merger because the increased purchasing power of the combined entity should enable MBM to offer products to its customers on a more desirable basis.

    Furthermore, a larger company with greater capitalization should be perceived by customers as more capable of servicing larger customers which operate in a more broadly based geographic area. Additionally, the MBM Board believed that, as a larger and more diversified company, MBM would be in a better position than it would as an independent company to reduce the costs of doing business and to reduce the market and product volatility which may result in an ability to sustain profit margins that are superior to those of smaller companies operating within MBM's industry.

    - The trend toward consolidation in the industry in which MBM operates. In particular, the MBM Board believed that this consolidation would result in fewer and more expensive acquisition candidates thereby decreasing acquisitions as a commercially viable method to expand MBM's business. Ultimately, it was the opinion of the MBM Board that consolidation would yield a smaller number of larger companies as participants in the industry. The MBM Board considered the Merger as a strategic response to this industry trend that would be in the best interests of the shareholders of MBM. Specifically, the MBM Board considered that MBM's access to debt and equity capital resources should be substantially increased by being part of a larger company. Additionally, the MBM Board believed that, as a larger company after consummation of the Merger, it should be in a significantly better position to be among the surviving companies after the conclusion of the consolidation trend than would be the case if it were to remain an independent company.

    - The similar business strategies of Schein and MBM. Specifically, both entities seek to expand through acquisitions and joint ventures as well as internal development, and both entities seek to provide logistical efficiencies which create added value for customers by using centralized rather than localized distribution facilities.

    - The other product businesses of Schein and particularly the dental products distribution business which, combined with the medical products distribution business of MBM, could result in economies of scale in the distribution of product and may result in less business volatility because of a diversified product offering.

    - The strategic alternatives to the proposed merger with Schein available to MBM. See "THE MERGER--Background of the Merger".

    - The anticipated market reaction of the business and financial community to the proposed Merger.

    The MBM Board also recognized that the Merger could hold certain disadvantages for MBM and its shareholders. Specifically, the MBM Board considered the following:

    - The potential volatility of the market values of the Schein Common Stock. See "RISK FACTORS-- Potential Volatility of Market Value of Schein Common Stock".

    - The challenges presented to management (and consequent use of executive time) by the task of combining the operations of Schein and MBM and achieving potential synergistic benefits. In particular, these challenges involve integrating the personnel of MBM and Schein, which have different corporate cultures, and of integrating business and computer systems of MBM and Schein involving inventory, purchasing, sales, distribution, personnel practices and other functions. In reviewing this issue, the MBM Board took into account the significant number of acquisitions that Schein has consummated.

    - The inability of the former shareholders of MBM, as a group, to control the management of Schein as a result of their minority interest in Schein upon completion of the Merger. See "RISK FACTORS--Minority Status of Former MBM Shareholders: Control by Insiders".

    - The potential business risks associated with Schein's operations outside the United States as they may be affected by economic, political and military conditions in foreign countries, currency exchange fluctuations and exchange control regulations.

    In its deliberations, the MBM Board did not undertake a separate analysis of each of the above factors nor did the MBM Board reach a separate conclusion with respect to each such factor in its determination of the fairness of the terms of the Merger. The consideration of such factors resulted from the information obtained with respect to such factors being added to the collective business knowledge, experience and understanding of the MBM Board so as to enable the MBM Board to apply such information to its deliberative processes. In view of the above, and the variety of factors considered by the MBM Board in reaching its conclusion as to the fairness of the Merger, the MBM Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination as to the fairness of the terms of the Merger.

    After deliberations based upon a review of the foregoing factors, the MBM Board concluded that the following may result from the Merger. The shareholders of MBM should have increased investment liquidity because Schein has a larger number of shareholders, its trading volume is greater than MBM's and Schein Common Stock is the subject of more market makers with greater capital resources and more industry analysts than MBM Common Stock. MBM's business may have greater growth opportunities resulting from larger capital availability and other resources for working capital and other purposes, including acquisitions. Additionally, the Merger might provide opportunities to grow MBM's business internationally. The Merger may be an effective response to industry trends which indicate consolidation of companies operating within the industry and increasing product pricing pressure resulting in a reduction of profit margins. It appeared to the MBM Board that the management of Schein and MBM hold similar business strategies which may facilitate the integration of MBM and Schein after the Merger. As part of a larger and a more diversified company, MBM's business may be less volatile as a result of the combined companies' greater breadth of product offerings with broader geographic coverage, domestically as well as internationally. Additionally, such a larger and more diversified company should present opportunities for efficiencies achievable through the elimination of certain expenses that should be redundant as a result of the Merger. There can be no assurance that any of the foregoing factors will, in fact, result from the Merger and, if such factors do result from the Merger, the extent to which the shareholders of MBM will receive any benefits therefrom.

    The MBM Board evaluated the foregoing potential benefits that may result from the Merger in relation to the foregoing potential disadvantages that the MBM Board also recognized might result from the Merger, and concluded that, upon balance, the potential benefits outweighed the potential disadvantages. Based upon this conclusion and the opinion of Houlihan Lokey that the consideration to be received by the public shareholders of MBM in connection with the Merger is fair to such shareholders from a financial point of view, the MBM Board considered the Merger to be in the best interests of the shareholders of MBM. See "--Opinion of Houlihan Lokey".

    During its deliberations, the MBM Board was cognizant that certain members of the MBM Board had interests in the Merger in addition to their interests as shareholders of MBM. Such additional interests concerned certain compensation that such individuals would receive upon consummation of the Merger or as a result of post-consummation services to the Surviving Corporation and Schein. The MBM Board viewed such compensation as being earned by such individuals in their respective capacities other than as shareholders of MBM. See "--Interests of Certain Persons in the Merger".

    Furthermore, the MBM Board recognized that the execution and delivery of the Option and Proxy Agreement by each of the Members of the MBM Board decreased or eliminated their individual economic interests, as shareholders of MBM, in an Acquisition Transaction that might be more favorable to the other shareholders of MBM than the Merger. See "RISK FACTORS - Option and Proxy Agreement". After reviewing their fiduciary duties with outside counsel, the MBM Board determined that, given their determination that the Merger was fair to, and in the best interests of, MBM and its shareholders, and that Schein was requiring that each member of the MBM Board execute and deliver the Option and Proxy Agreement as a condition to Schein's execution and delivery of the Merger Agreement, that it was appropriate and in the best interests of MBM and its shareholders for the individual members of the MBM Board to enter into the Option and Proxy Agreement. The Option and Proxy Agreement provides that none of the MBM directors are making any agreement in their respective capacities as directors of MBM and that they are executing and delivering the Option and Proxy Agreement solely in their capacity as the record and beneficial owner of shares of MBM Common Stock. Accordingly, the MBM Board does not believe that the Option and Proxy Agreement has had or will have any effect on the ability of the MBM Board to discharge its fiduciary obligations under applicable state law.

    In light of the relationship of Mr. Reade to MBM and to BDRD&T, however, the MBM Board concluded that it required an opinion from an entity that had no previous relationship with MBM regarding the consideration to be received by the shareholders of MBM from a financial point of view and, therefore, MBM engaged Houlihan Lokey for the purposes of rendering such an opinion. See "-- Background of the Merger" and "--Opinion of Houlihan Lokey". As noted above, Houlihan Lokey has rendered its opinion to the MBM Board as of March 7, 1997. It is not contemplated that Houlihan Lokey will render a supplemental opinion regarding the fairness of the Merger as of any date other than March 7, 1997. Although the MBM Board was cognizant of the possibility of changing circumstances between the date of the opinion of Houlihan Lokey, March 7, 1997, and the consummation of the Merger, the MBM Board concluded that, particularly inasmuch as the merger transaction contemplated a fixed Exchange Ratio -- which the MBM Board believes to be more favorable to the shareholders of MBM than any adjustable ratio that would have been agreed to by Schein -- it was not practicable to obtain supplemental opinions in respect of such possible changing circumstances. The MBM Board viewed the conditions to the consummation of the Merger and the rights of the parties to the Merger Agreement to terminate the Merger Agreement (including for the purpose of effecting other transactions under certain circumstances), which had been negotiated at arm's-length between MBM and Schein, to be reasonable under the circumstances. See "TERMS OF THE MERGER AGREEMENT--Termination Rights, Condition to the Merger".

    The Merger Agreement also requires that MBM does not solicit any inquiries or the making of any proposal with respect to any merger, consolidation, other business combination or acquisition involving MBM or any subsidiary of MBM. See "TERMS OF THE MERGER AGREEMENT--No Solicitation of Other Offers". This provision was required by Schein as a condition for it to enter into the Merger Agreement, and the MBM Board viewed such provision to be reasonable given the substantial efforts that would be required by MBM and Schein to consummate the Merger and given the view by the MBM Board that the Merger is in the best interests of the shareholders of MBM.

    Additionally, the foregoing deliberations by the MBM Board regarding the Merger were based upon the premise that the Merger would be eligible for "pooling-of-interests" accounting treatment. Such accounting treatment had been a prerequisite for the commencement of substantive discussions between MBM and Schein regarding the proposed Merger. See "--Background of the Merger". Accounting for the Merger as a "pooling-of-interests" was considered by the MBM Board to be beneficial to the shareholders of MBM because it would permit Schein, subsequent to the consummation of the Merger, to account for the Merger in a manner which would enable it to consummate the transaction on the basis of an Exchange Ratio that is more favorable to the shareholders of MBM than would otherwise be the case. See "-- Anticipated Accounting Treatment".

OPINION OF HOULIHAN LOKEY

    In connection with the Merger, MBM has retained Houlihan Lokey, an investment banking firm which had no prior relationship with MBM or Schein, to render an opinion as to the fairness, from a financial point of view, of the consideration to be received by the shareholders of MBM (other than the officers and directors of MBM) in connection with the proposed Merger as contemplated in the Merger Agreement. MBM has agreed to pay Houlihan Lokey a fee of $150,000 for Houlihan Lokey's services in connection with the fairness opinion. No portion of Houlihan Lokey's fees is contingent upon the successful completion of the Merger or any related transactions. In connection therewith, Houlihan Lokey has delivered to MBM its written opinion dated March 7, 1997 to the effect that, based upon and subject to certain matters discussed therein, the consideration to be received by the shareholders of MBM in connection with the Merger is fair to them from a financial point of view. Said opinion was based on, among other things, the drafts of the Merger Agreement and other agreements available to Houlihan Lokey at that time. Subsequently, Houlihan Lokey confirmed such opinion (as of March 7, 1997), based solely upon a review of the definitive Merger Agreement and other agreements as revised, in a letter dated

April 18, 1997. This supplemental letter does not purport to consider the fairness of the Merger at any time other than March 7, 1997 and should not be viewed or construed as doing so; it only considered the impact of the revised definitive agreements upon Houlihan Lokey's opinion as of March 7, 1997. References herein to Houlihan Lokey's opinion refer to such opinion as confirmed in such supplemental letter.

    In formulating its opinion, Houlihan Lokey made such reviews, analyses, and inquiries as it deemed necessary and appropriate under the circumstances without placing any specific weight on any of the items listed below. Among other things, Houlihan Lokey:

    1. reviewed the MBM's annual reports to shareholders and on Form 10-K for the five fiscal years ended 1995, draft Form 10-K for the fiscal year ended November 30, 1996, and quarterly reports on Form 10-Q for the three quarters ended August 31, 1996, and MBM-prepared draft financial statements for the fiscal year ended November 30, 1996, which the MBM's management identified as being the most current financial statements available at such time;

    2. reviewed Schein's annual reports to shareholders and on Form 10-K for the fiscal year ended 1995, quarterly reports on form 10-Q for the three quarters ended September 28, 1996, Prospectus dated June 21, 1996, and draft financial statements for the fiscal year ended December 28, 1996, which Schein's management has identified as being the most current financial statements available;

    3.  reviewed copies of the following agreements:

       a.  Agreement and Plan of Merger;

       b.  Option and Proxy Agreement;

       c. Form of Affiliate Agreement to be executed by affiliates of MBM, as revised;

       d.  Employment Agreement between Bruce J. Haber and Schein;

       e. Form of Option Agreement between Bruce J. Haber and Schein pursuant to Schein's 1994 Stock Option Plan, as revised;

       f. Agreement between Schein and Bruce J. Haber relating to the termination of his prior employment agreement with MBM, as revised;

       g. Form of Restricted Stock Agreement between Bruce J. Haber and Schein, as revised; and

       h. Form of Agreement between Bruce J. Haber and Schein with respect to the termination of his employment under certain circumstances.

    4. met with certain members of the senior management of MBM to discuss the transaction, the operations, financial condition, future prospects and projected operations and performance of MBM, and had discussions with representatives of MBM's investment bankers and counsel to discuss certain matters;

    5. met with certain members of the senior management of Schein to discuss the transaction, the operations, financial condition, future prospects and projected operations and performance of Schein;

    6.  visited certain facilities and business offices of MBM and Schein;

    7. reviewed forecasts and projections prepared by MBM's management with respect to MBM for the fiscal year ending November 30, 1997;

    8. reviewed forecasts and projections prepared by Schein's management with respect to Schein for the fiscal year ending December 27, 1997;

    9. reviewed the historical market prices and trading volume for MBM's and Schein's publicly traded securities;

    10. reviewed certain other publicly available financial data for certain companies that it deemed comparable to MBM and Schein, and publicly available prices and premiums paid in other transactions that it considered similar to the Merger transaction; and

    11. conducted such other studies, analyses and inquiries as Houlihan Lokey has deemed appropriate.

    Houlihan Lokey's opinion is necessarily based on business, economic, market and other conditions as they existed and could be evaluated by them at the date of their opinion. In rendering its opinion, Houlihan Lokey assumed and relied upon, without independent verification, that the financial results, forecasts and projections provided to them have been reasonably prepared and reflect the best available estimates of the historical and future financial results and conditions of Schein and MBM. Houlihan Lokey did not independently verify the accuracy or completeness of the information supplied to it with respect to Schein or MBM and does not assume responsibility for such information. Houlihan Lokey did not make any physical inspection or independent appraisal of the specific properties or assets of Schein or MBM. Houlihan Lokey was not asked to, and did not, solicit indications of interest from other parties relating to possible mergers with either Schein or MBM or any acquisition of assets. Houlihan Lokey was not involved in the negotiations leading to the Merger Agreement which ultimately determined the Exchange Ratio to be used in the Merger. Houlihan Lokey was not asked to consider the relative merits of the Merger as compared to any other business strategy which might exist for either Schein or MBM. Houlihan Lokey's opinion does not address whether or not the transaction is fair to Schein's shareholders. No other limitations were imposed with respect to the investigation made or procedures to be followed by Houlihan Lokey in rendering its opinion. There has been no prior relationship between Houlihan Lokey and either Schein or MBM.

    The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and application of those methods to the particular circumstances and is therefore not readily susceptible to summary description. In its analysis, Houlihan Lokey made numerous assumptions with respect to Schein, MBM, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Schein and MBM. The estimates contained in such analyses are not necessarily indicative of actual values or predictive of future results or values, which may be more or less favorable than suggested by such analyses. Analyses relating to the value of businesses or securities are not appraisals; accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

    Houlihan Lokey estimated the value of MBM's shares and Schein's shares by a comparative market multiple analysis. In this approach, the values of MBM and Schein were estimated by calculating capitalization rates for certain income and cash flows of a peer group of companies and then applying selected capitalization multiples based on a comparative financial analysis of MBM and Schein to the peer group. Houlihan Lokey also considered the publicly traded values of the MBM Common Stock and the Schein Common Stock. Houlihan Lokey also considered the potential synergies of the post-Merger company.

    The capitalization rate is an expression of what investors believe to be a fair and reasonable rate of return for the particular security, given the inherent risk of ownership. It incorporates expectations of growth and rests on the assumption that some level of earnings will be generated by the enterprise into perpetuity. The capitalization rates employed were selected through the market comparison method, whereby companies having their stock traded in the public market were selected for comparison purposes and used as a basis for choosing reasonable capitalization rates for MBM and Schein.

    The following paragraphs summarize the material analyses performed by Houlihan Lokey in arriving at the opinion:

    ANALYSIS OF SELECTED PUBLICLY TRADED COMPANIES IN THE MEDICAL AND DENTAL SUPPLY INDUSTRY. Using publicly available information, Houlihan Lokey reviewed the stock prices, market multiples, and certain financial statistics and ratios of the following companies: Allegiance Corporation, Gulf South Medical Supply, Moore Medical, Owens & Minor, Physician Sales & Services, MBM, and Schein (collectively, the "Medical Tier"). Houlihan Lokey believes these companies are engaged in lines of business that are generally similar to those of MBM. Houlihan Lokey also reviewed the stock prices, market multiples, and certain financial statistics and ratios of the following companies: Dentsply International, Patterson Dental, Sullivan Dental Products, Inc. and Schein (collectively, the "Dental Tier"), which, together with the Medical Tier, Houlihan Lokey believes are engaged in lines of business that are generally similar to those of Schein.

    Houlihan Lokey calculated the equity value (shares outstanding multiplied by the recent public share price) and the total invested capital ("TIC", which is the equity value determined above, plus all interest bearing liabilities at book value) for each of the companies in the Medical Tier and the Dental Tier. Houlihan Lokey then calculated various market multiples for the companies in the Medical Tier and Dental Tier. For the Medical Tier, the TIC as a multiple of the latest twelve months revenues ranged from 0.17 to 2.42 and had a median of 0.60; the TIC as a multiple of the latest twelve months earnings before interest, taxes, depreciation and amortization ("EBITDA") ranged from 5.4 to 20.7 and had a median of 14.8; the TIC as a multiple of the latest twelve months earnings before interest and taxes ("EBIT") ranged from 8.2 to 23.4 and had a median of 19.2; the price to latest twelve months earnings multiple ranged from 11.8 to
37.6 and had a median of 35.0; and the price as a multiple of latest twelve months cash flow ranged from 6.9 to 33.2 and had a median of 22.9.

    For the Dental Tier, the TIC as a multiple of the latest twelve months revenues ranged from 0.56 to 2.37 and had a median of 1.04; the TIC to latest twelve months EBITDA multiple ranged from 8.5 to 16.9 and had a median of 12.5; the TIC as a multiple of the latest twelve months EBIT ranged from 9.8 to 20.7 and had a median of 14.3; the price as a multiple of latest twelve months earnings ranged from 16.4 to 34.8 and had a median of 22.7; and the price to latest twelve months cash flow multiple ranged from 13.0 to 24.7 and had a median of 18.0.

    Houlihan Lokey also calculated future multiples for the peer group of companies. For the Medical Tier, the TIC as a multiple of next fiscal year EBITDA ranged from 5.6 to 13.6 and had a median of 10.6; the TIC to next fiscal year EBIT multiple ranged from 6.9 to 16.1 and had a median of 12.3; the price as a multiple of next fiscal year earnings ranged from 9.0 to 27.2 and had a median of 20.0; and the price as a multiple of next fiscal year cash flow ranged from 5.5 to 22.2 and had a median of 15.0.

    For the Dental Tier, the TIC as a multiple of next fiscal year EBITDA ranged from 7.9 to 13.6 and had a median of 10.1; the TIC as a multiple of next fiscal year EBIT ranged from 9.0 to 16.1 and had a median of 11.3; the price to next fiscal year earnings multiple ranged from 15.2 to 27.2 and had a median of 18.4; and the price to next fiscal year cash flow ranged from 12.2 to 20.7 and had a median of 15.1.

    Based upon recent public stock prices as of March 6, 1997, the implied public multiples for MBM were as follows: the TIC as a multiple of latest twelve months revenues was 0.60; the TIC to latest twelve month EBITDA multiple was
14.8 and TIC to latest twelve month EBIT was 19.2; MBM's price to latest twelve month earnings multiple was 37.6 and price to latest twelve month cash flow was 22.9.

    Based upon recent public stock prices as of March 6, 1997, the implied public multiples for Schein were as follows: the TIC as a multiple of latest twelve months revenues was 0.86; the TIC to latest twelve month EBITDA multiple was 16.9 and TIC to latest twelve month EBIT was 20.7; Schein's price to latest twelve month earnings multiple was 34.8 and price to latest twelve month cash flow was 24.7.

    Finally, in this comparative market multiple analysis, Houlihan Lokey performed comparative qualitative and quantitative analyses of MBM and Schein relative to their respective peer groups of companies. Based on these analyses, Houlihan Lokey determined that MBM's and Schein's public stock prices as of

March 6, 1997 of $15.75 and $28.50, respectively, reasonably reflected the per share fair market value of each company.

    However, because the comparative market multiple analysis did not include the benefit from any potential synergies resulting from the Merger, Houlihan Lokey also considered the potential additional value of these synergies based on discussions with MBM management. Houlihan Lokey capitalized estimated synergies ranging from $2 million to $5 million at a multiple range of 5 to 15 times. This calculation resulted in incremental value to current MBM shareholders of $0.24 to $1.79 per share.

    Houlihan Lokey then compared the value of MBM Common Stock to the sum of (i) the Exchange Ratio of 0.62 multiplied by the value of Schein Common Stock and
(ii) the incremental value of synergies to current MBM shareholders, Houlihan Lokey concluded that the value of MBM Common Stock was less than the sum of (i) the Exchange Ratio of 0.62 multiplied by the value of Schein Common Stock and
(ii) the incremental value of synergies. Based on these analyses, Houlihan Lokey determined that the consideration to be received by the public shareholders of MBM in connection with the Transaction is fair to them from a financial point of view.

    The summary of Houlihan Lokey's analyses set forth above does not purport to be a complete description of the analyses underlying the opinion. Rather, the summary set forth above attempts to describe the material points of more detailed analyses performed by Houlihan Lokey in arriving at its fairness opinion. In arriving at its opinion, Houlihan Lokey did not attribute any particular weight to any analysis or factor considered by it, but rather made the qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Houlihan Lokey believes that its analyses and the summary set forth herein must be considered as a whole, and that selecting portions of its analyses, without considering all factors and analyses, could create a misleading or incomplete view of the processes underlying the analyses set forth in the Houlihan Lokey opinion.

    The full text of Houlihan Lokey's opinion, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached hereto as Annex II. Holders of MBM Common Stock are urged to read the opinion carefully and in its entirety. The opinion is directed only to the fairness of the Merger from a financial point of view, does not address any other aspect of the Merger and does not constitute a recommendation to any shareholder as to how such shareholder should vote at the meeting at which the proposed Merger is to be voted upon. The summary of the opinion of Houlihan Lokey set forth in this Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion.

SCHEIN'S REASONS FOR THE MERGER

    Schein's business strategy includes continued acquisitions of companies whose businesses are complementary to Schein's. In recent years, the healthcare industry has undergone significant change driven by various efforts to reduce costs, including potential national healthcare reform, trends toward managed care, cuts in Medicare, consolidation of healthcare distribution companies and collective purchasing arrangements by office-based healthcare practitioners. These trends, combined with increased consolidation among distributors, including through acquisitions or joint ventures, could adversely affect Schein's operating results unless Schein is able to maintain or increase its market share.

    Consequently, Schein identifies and analyzes potential acquisition candidates on an ongoing basis. MBM was identified as an attractive candidate for a business acquisition. Schein believes that the Merger will substantially broaden its market presence in the medical products distribution market, add additional senior management strength and enable it to compete more effectively in the overall healthcare products distribution market. Given that the product lines of the two companies are largely complementary, the Merger will permit Schein to offer a broad base of health products in the medical distribution market and should enable Schein to compete effectively in such market.

EFFECTIVE TIME

    The Merger will become effective at such time as a Certificate of Merger is duly filed with the Secretary of State of the State of New York, or at such other time as Schein and MBM agree should be specified in such certificate. The Merger Agreement provides that Merger Sub and MBM will execute and file such certificate or other appropriate documents as soon as practicable after the last of the conditions to the Merger have been fulfilled. See "TERMS OF THE MERGER AGREEMENT--Conditions to the Merger".

EXCHANGE RATIO

    At the Effective Time, each share of MBM Common Stock issued and outstanding immediately prior to the Effective Time, other than shares of MBM Common Stock held by MBM shareholders who perfect their appraisal rights under Section 623 of the NYBCL, will be converted into the right to receive 0.62 shares of Schein Common Stock.

    Based upon the 0.62 Exchange Ratio and the closing sales price of shares of Schein Common Stock on July 1, 1997, as reported on the Nasdaq National Market ($32- 7/16 per share), each such outstanding share of MBM Common Stock would have been converted into Schein Common Stock with a then-current market value of approximately $20.11 had the Merger been consummated on that date, and the aggregate then-current market value of the shares of Schein Common Stock issued in the Merger would have been $103,831,119.

    As of the Effective Time, all shares of MBM Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares of MBM Common Stock shall cease to have any rights with respect thereto, except the right to receive shares of Schein Common Stock and any cash in lieu of fractional shares of Schein Common Stock to be issued or paid in consideration therefor upon surrender of such certificate, in each case without interest. Any treasury shares of MBM Common Stock will automatically be canceled and retired and will cease to exist as of the Effective Time.

EXCHANGE AGENT; EXCHANGE PROCEDURES; DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES; NO FURTHER OWNERSHIP RIGHTS IN MBM COMMON STOCK; NO FRACTIONAL SHARES OF SCHEIN COMMON STOCK

    EXCHANGE AGENT. The Merger Agreement requires Schein to deposit as of the Effective Time, with Continental Stock Transfer & Trust Company (the "Exchange Agent"), for the benefit of the holders of shares of MBM Common Stock, the shares of Schein Common Stock issuable in exchange for MBM Common Stock.

    EXCHANGE PROCEDURES. As soon as reasonably practicable after the Effective Time, Schein shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of MBM Common Stock (the "MBM Certificates"), whose shares were converted into the right to receive shares of Schein Common Stock pursuant to the Merger, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the MBM Certificates to the Exchange Agent, and shall be in such form and have such other provisions as Schein may reasonably specify) and (ii) instructions for use in effecting the surrender of the MBM Certificates in exchange for certificates representing shares of Schein Common Stock. Upon surrender of an MBM Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such MBM Certificate shall be entitled to receive in exchange therefor certificates representing shares of Schein Common Stock (rounded down to the nearest whole share) which such holder has the right to receive after taking into account all the shares of MBM Common Stock then held by such holder under all such MBM Certificates so surrendered, cash in lieu of fractional shares of MBM Common Stock and any dividends or other distributions to which such holder is entitled, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of MBM Common Stock that is not registered in the transfer records of MBM, a certificate representing shares of Schein Common Stock may be issued to a person other than the person in whose name the MBM Certificate so surrendered is registered, if, upon presentation to the Exchange Agent, such MBM Certificate is properly endorsed or otherwise is in proper form for transfer and the person requesting such payment pays any transfer or other taxes required by reason of the issuance of shares of Schein Common Stock to a person other than the registered holder of such MBM Certificate or establishes to the satisfaction of Schein that such tax has been paid or is not applicable. Until so surrendered, each MBM Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender a certificate representing shares of Schein Common Stock, cash in lieu of any fractional shares of Schein Common Stock and any dividends or other distributions to which such holder is entitled pursuant to the Merger Agreement. No interest will be paid or will accrue on any cash payable pursuant to the Merger Agreement.

    MBM SHAREHOLDERS SHOULD NOT FORWARD MBM CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED TRANSMITTAL FORMS. MBM SHAREHOLDERS SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

    DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES. No dividends or other distributions with respect to shares of Schein Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered MBM Certificate with respect to the shares of Schein Common Stock represented thereby and no cash payment in lieu of fractional shares of Schein Common Stock shall be paid to any such holder until the holder of record of such MBM Certificate shall surrender such MBM Certificate. Following surrender of any such MBM Certificate, there shall be paid to the record holder of the shares of Schein Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Schein Common Stock and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Schein Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time, but prior to such surrender, and a payment date subsequent to such surrender payable with respect to such whole shares of Schein Common Stock.

    NO FURTHER OWNERSHIP RIGHTS IN MBM COMMON STOCK. All shares of Schein Common Stock issued upon the surrender for exchange of shares of MBM Common Stock in accordance with the terms of the Merger Agreement (including any cash paid) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of MBM Common Stock, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of MBM Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, MBM Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in the Merger Agreement.

    NO FRACTIONAL SHARES OF SCHEIN COMMON STOCK. No certificates representing fractional shares of Schein Common Stock shall be issued upon the surrender for exchange of MBM Certificates. Each holder of shares of MBM Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Schein Common Stock (after taking into account all MBM Certificates delivered by such holder) will receive, in lieu thereof, cash (without interest) in an amount determined by multiplying (i) the fractional interest to which such holder would otherwise be entitled and (ii) the average of the per share closing sales prices for Schein Common Stock on the Nasdaq National Market for the five trading days immediately preceding the Effective Time. In no event shall a holder of MBM Common Stock receive cash in lieu of fractional Shares of Schein Common Stock in an amount greater than the value of one full share of Schein Common Stock.

ADMISSION FOR TRADING ON NASDAQ NATIONAL MARKET

    The outstanding shares of Schein Common Stock are presently admitted for trading on the Nasdaq National Market. It is a condition to each party's obligation to effect the Merger that the shares of Schein

Common Stock issuable to MBM's shareholders pursuant to the Merger Agreement shall have been admitted for trading on the Nasdaq National Market, subject to official notice of issuance. See "TERMS OF THE MERGER AGREEMENT--Conditions to the Merger".

CESSATION OF NASDAQ NATIONAL MARKET TRADING AND DEREGISTRATION OF MBM COMMON
  STOCK AFTER THE MERGER

    If the Merger is consummated, the MBM Common Stock will cease to be traded on the Nasdaq National Market and will be deregistered under the Exchange Act. After such delisting and deregistration, MBM will no longer be subject to any reporting obligations under the Exchange Act.

CERTAIN SIGNIFICANT CONSIDERATIONS

    In considering whether to approve and adopt the Merger Agreement providing for the Merger, shareholders of MBM should carefully consider those factors described under "RISK FACTORS" as well as the fact that the Exchange Ratio is fixed and will not be adjusted based on changes in the price of the Schein Common Stock, and the price of the shares of Schein Common Stock at the Effective Time may vary from the price as of the date of this Proxy Statement/Prospectus or the date on which shareholders of MBM vote on the Merger due to changes in the business, operations or prospects of Schein, market assessments of the likelihood that the Merger will be consummated and the timing thereof, general market and economic conditions, and other factors.

CERTAIN TAX CONSEQUENCES OF THE MERGER

    Neither MBM nor Schein has requested or will receive an advance ruling from the Internal Revenue Service ("IRS") as to any of the federal income tax consequences to holders of MBM Common Stock of the Merger or of any of the federal income tax consequences to MBM or Schein of the Merger. Instead MBM will rely upon the opinion of Cummings & Lockwood, special tax counsel to MBM, as to all of the material federal income tax consequences of the Merger to MBM and its shareholders in their capacities as shareholders of MBM. The opinion of Cummings & Lockwood is based entirely upon the Internal Revenue Code of 1986, as amended (the "Code"), regulations now in effect thereunder, current administrative rulings and practice, and judicial authority, all of which are subject to change, as well as various representations and certificates of officers of MBM and Schein and of the other appropriate persons, and is subject to various assumptions and qualifications. Unlike a ruling from the IRS, an opinion is not binding on the IRS and there can be no assurance, and none is hereby given, that the IRS will not take a position contrary to one or more positions reflected herein or that the opinion will be upheld by the courts if the positions set forth therein are challenged by the IRS.

    In the opinion of Cummings & Lockwood, which opinion is based upon various representations and subject to various assumptions and qualifications, each as more fully set forth in such opinion letter, the following federal income tax consequences will result from the Merger:

    1. The Merger of Merger Sub with and into MBM, with MBM surviving, will qualify as a reorganization under Section 368(a) of the Code. MBM, Schein and Merger Sub will each be a party to a reorganization within the meaning of Section 368(b) of the Code.

    2. No gain or loss will be recognized by a shareholder of MBM upon the exchange of their MBM Common Stock for the right to receive Schein Common Stock and the exercise of such right by a shareholder of MBM.

    3. The aggregate tax basis of the Schein Common Stock received by a shareholder of MBM in the exchange (including any fractional shares which the shareholder otherwise might be entitled to receive) will be the same as the basis of the MBM stock exchanged therefor.

    4. The holding period of the Schein Common Stock to be received by an MBM shareholder will include the holding period of the MBM shares surrendered by the shareholder in the exchange, provided the MBM stock was held as a capital asset on the date of the exchange.

    5. Cash received by a shareholder of MBM in lieu of a fractional share of Schein Common Stock will be treated as if the fractional shares were received in exchange for such fractional shares, and not as a dividend. Any gain or loss recognized as a result of the receipt of such cash will be capital gain or loss, if such stock was held as a capital asset at the time of the exchange, equal to the difference between the cash received and the shareholder's basis in MBM Common Stock for which such fractional share interest is received.

    6.  MBM will recognize no gain or loss as a result of the Merger.

    The opinion of Cummings & Lockwood (which Cummings & Lockwood is not required to reissue or reconfirm at the Effective Time) is rendered solely with respect to certain United States federal income tax consequences of the Merger under the Code, and does not extend to the income or other potential tax consequences of the Merger under the laws of any State or any political subdivision of any State or any other jurisdiction nor does it extend to any tax effects or consequences of the Merger to Schein, Merger Sub or MBM other than those expressly stated in the opinion. Furthermore, no opinion is expressed as to the United States federal or state tax treatment of the transaction under any other provisions of the Code and regulations, or about the tax treatment of any conditions existing at the time of, or effects resulting from, the transaction that is not specifically covered by the opinion. No legal opinion as to tax consequences of any nature has been rendered by Proskauer Rose LLP, legal counsel to Schein, or Lester Morse P.C. or Otterbourg, Steindler, Houston & Rosen, P.C., legal counsel to MBM. See "Legal Matters".

    THE FOREGOING CONSTITUTES THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER WITHOUT REGARD TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH SHAREHOLDER OF MBM. SHAREHOLDERS OF MBM ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

ANTICIPATED ACCOUNTING TREATMENT

    The Merger is designed to qualify as "pooling of interests" for accounting and financial reporting purposes. Under this method of accounting, the recorded assets and liabilities of MBM and Schein will be carried forward to Schein at their recorded amounts; income of Schein will include income of Schein and MBM for the entire fiscal year in which the Merger occurs; and the reported income of the separate corporations for prior periods will be combined and restated as income of the combined company. The obligations of Schein and Merger Sub to consummate the Merger are subject to the receipt by Schein of the opinions of BDO Seidman, LLP, the independent auditors of Schein and Miller, Ellin & Company, the independent auditors of MBM (whose opinion shall be addressed to MBM), that, subject to customary qualifications, the Merger qualifies as a "pooling of interests" for financial reporting purposes in accordance with generally accepted accounting principles. See "TERMS OF THE MERGER AGREEMENT-- Conditions to the Merger".

APPRAISAL RIGHTS

    Pursuant to Section 910 of the NYBCL, a holder of shares of MBM Common Stock may demand payment of the "fair value" of such holder's shares in lieu of accepting the payment to be made pursuant to the Merger. Any holder of shares of MBM Common Stock wishing to exercise such appraisal rights must fully comply with Section 623 of the NYBCL. A holder may not exercise appraisal rights with respect to less than all of the shares of MBM Common Stock owned by such holder.

    The following is a summary of Section 623 and the procedures that must be followed to perfect appraisal rights thereunder. The complete text of Section 623 is set forth as Annex III to this Proxy Statement/Prospectus. Under Section 623, a corporation must notify each of its shareholders entitled to appraisal rights as of the record date of the meeting that such appraisal rights are available and include in such notice a copy of Section 623.

    THIS PROXY STATEMENT CONSTITUTES SUCH NOTICE TO THE HOLDERS OF SHARES OF MBM COMMON STOCK. HOLDERS OF SHARES OF MBM COMMON STOCK WISHING TO EXERCISE APPRAISAL RIGHTS ARE URGED TO REVIEW CAREFULLY THE COMPLETE TEXT OF SECTION 623.

    Each holder of shares of MBM Common Stock electing to demand payment of the "fair value" of such holder's shares of MBM Common Stock if the Merger is consummated must deliver to MBM, before the taking of the vote on the Merger, a written objection to the Merger with respect to such holder's shares. Such objection must include a notice of such holder's election to dissent, the name and residence address of the holder, the number of shares of MBM Common Stock as to which the dissent applies and a demand for payment of the "fair value" of such shares if the action is taken. A proxy or vote against the Merger or an abstention will not constitute such a demand; a holder of shares of MBM Common Stock electing to take such action must do so by a separate written demand. Such demands should be mailed or delivered to MBM at 846 Pelham Parkway, Pelham Manor, New York, NY 10803, Attention: Bruce J. Haber, President.

    Upon consummation of the Merger, the dissenting holder shall cease to have any of the rights of a shareholder except the right to be paid the "fair value" of his shares of MBM Common Stock. Within ten days after the Effective Time, the Surviving Corporation will notify each former holder of shares of MBM Common Stock who has made a proper written demand and who has not voted in favor of or consented to the Merger as of the Effective Time. A vote in favor of the Merger by a holder of shares of MBM Common Stock will have the effect of waiving shareholder's appraisal rights.

    The right of appraisal may be lost if the procedural requirements of Section 623 are not followed exactly. If the right of appraisal is lost, the former holder of shares of MBM Common Stock will be entitled to receive the merger consideration, without interest, for each share of MBM Common Stock owned at the Effective Time upon surrender of the MBM Certificates representing such shares.

    At the time of filing the notice of election to dissent or within one month thereafter, a holder of shares of MBM Common Stock shall submit the MBM Certificates representing such shares to MBM or the Exchange Agent. Schein will note conspicuously thereon that a notice of election has been filed and return the MBM Certificates to the shareholder. Any holder of shares of MBM Common Stock who fails to submit his MBM Certificates for such notation will, at the Surviving Corporation's option exercised by written notice to such shareholder within 45 days from the date of filing of such notice of election to dissent, lose his, her or its dissenter's rights unless a court otherwise directs.

    Within 15 days after the expiration of the period within which holders of shares of MBM Common Stock may file their notices of election to dissent, or within fifteen days after the consummation of the Merger as to which objection has been filed, whichever is later (but in no case later than 90 days from the Special Meeting authorization date), the Surviving Corporation must make a written offer by registered mail to each shareholder who has filed such notice of election to pay for his shares of MBM Common Stock at a specific price which MBM considers to be their "fair value." Such offer must be accompanied by a statement setting forth the aggregate number of shares with respect to which notices of election to dissent have been received and the aggregate number of holders of such shares. If the Merger has been consummated, such offer must also be accompanied by (1) advance payment to each such shareholder who submitted his, her or its MBM Certificates to MBM of an amount equal to 80% of the amount of such offer or (2) as to each shareholder who has not yet submitted his, her or its MBM Certificates, a statement that advance payment to such holder of an amount equal to 80% of the amount of such offer will be made by the Surviving Corporation promptly upon submission of his, her or its MBM Certificates. Every advance payment or statement as to advance payment must include advice to the shareholder to the effect that acceptance of such payment does not constitute a waiver of any dissenters' rights. If the Merger has not been consummated upon the expiration of the 90-day period after it was authorized by the holders of MBM Common Stock, the offer may be conditioned upon the consummation of the Merger. Such offer must be made at the same price per share of MBM Common Stock to all dissenting shareholders of the same class. If within 30 days after the making of such offer, MBM and any shareholder agree upon the price to be paid for his, her or its shares, payment therefor must be made within 60 days after the making of such offer or the consummation of the corporate action to which such shareholder objected, whichever is later, upon the surrender of the MBM Certificates representing such shares.

    A notice of election may be withdrawn by the dissenting shareholder at any time prior to such holder's acceptance in writing of an offer made by the Surviving Corporation, but in no case later than 60 days from the date of the consummation of the Merger. Upon expiration of such time, withdrawal of a notice of election will require the written consent of the Surviving Corporation. If a notice of election is withdrawn, a shareholder will have such rights as provided in Section 623.

    The following procedures apply if MBM fails to make such offer within such period of fifteen days, or if it makes the offer and any dissenting MBM Shareholder fails to agree with it within the period of 30 days thereafter upon the price to be paid for their shares of MBM Common Stock:

    (1) MBM must, within 20 days after the expiration of whichever is applicable of the two periods last mentioned, institute a special proceeding in the appropriate New York State court to determine the rights of dissenting holders of MBM Common Stock and to fix the "fair value" of their shares of MBM Common Stock.

    (2) If MBM fails to institute such proceeding within such period of 20 days, any dissenting holder of MBM Common Stock may institute such proceeding for the same purpose not later than 30 days after the expiration of such 20-day period. If such proceeding is not instituted within such 30-day period, all dissenter's rights will be lost unless the court otherwise directs.

    (3) All dissenting shareholders, excepting those who have agreed with MBM upon the price to be paid for their shares of MBM Common Stock, must be made parties to such proceeding, which will have the effect of an action QUASI IN REM against their shares. The jurisdiction of the court will be plenary and exclusive.

    (4) The court will fix the value of the shares of MBM Common Stock, which will be the "fair value" as of the close of business on the day prior to the date of the Special Meeting, considering the nature of the transaction giving rise to the shareholders' right to receive payment for shares of MBM Common Stock, and its effects on MBM and its shareholders, the concepts and methods then customary in the relevant securities and financial markets for determining fair values of shares of a corporation engaging in a similar transaction under comparable circumstances and all other relevant factors.

    Within 60 days after final determination of the proceeding, the Surviving Corporation must pay to each dissenting shareholder the amount found to be due such holder, upon surrender of the Certificates representing such shares. Both the Surviving Corporation and the dissenting shareholder will, generally, bear their respective costs and expenses in the proceeding.

    The foregoing does not purport to be a complete statement of the provisions of Section 623 and is qualified in its entirety by reference to said section, which is reproduced in full in Annex III to this Proxy Statement/Prospectus.

    ANY HOLDER OF SHARES OF MBM COMMON STOCK WHO WISHES TO EXERCISE APPRAISAL RIGHTS BUT WHO DOES NOT FOLLOW THE PROCEDURES PROVIDED UNDER SECTION 623 IN A PROPER AND TIMELY MANNER WILL BE UNABLE TO PERFECT APPRAISAL RIGHTS. IN THAT CASE, THE SHARES OF MBM COMMON STOCK OWNED BY SUCH SHAREHOLDER IMMEDIATELY PRIOR TO THE EFFECTIVE TIME WILL BE CONVERTED INTO THE RIGHT TO RECEIVE SHARES OF SCHEIN COMMON STOCK AT THE EXCHANGE RATIO, WITHOUT INTEREST, PURSUANT TO THE MERGER.

OPTION AND PROXY AGREEMENT

    As an inducement to Schein to enter into the Merger Agreement each of the four members of the MBM Board, Bruce J. Haber, Marvin S. Caligor, K. Deane Reade, Jr. and Renee Steinberg (each an "Optionor," and collectively, the "Optionors"), entered into the Amended and Restated Option and Proxy Agreement. Pursuant to the Option and Proxy Agreement, each Optionor has granted to Schein an option (collectively, the "Options") to purchase all but not less than all of that Optionor's shares of MBM Common Stock (exclusive of certain shares of MBM Common Stock beneficially owned by one Optionor that are currently held in pension plans and approximately 20,000 shares currently held by that Optionor in margin accounts subject to the terms thereof (the "Excluded Shares")). Except as otherwise described below, the consideration for the purchase of each Optionor's shares of MBM Common Stock shall be the issuance to such Optionor of the number of shares of Schein Common Stock into which such Optionor's shares of MBM Common Stock would have been converted in the Merger pursuant to the Exchange Ratio had the Effective Time (as defined in the Merger Agreement) occurred at the time of the exercise of the Options. Each of the Optionors has also agreed not to dispose of any of the shares of MBM Common Stock owned by such Optionor prior to the termination of the Option and Proxy Agreement.

    Each Optionor has also agreed to exercise all options, warrants or other rights to acquire any shares of MBM Common Stock, and to convert or exchange any securities or other rights that are convertible into or exchangeable for shares of MBM Common Stock, whether now owned or hereafter acquired by such Optionor (collectively, "Rights"), in connection with any exercise by Schein of the Options in order to permit the acquisition by Schein of the shares of MBM Common Stock receivable upon such exercise, conversion or exchange (the "Additional MBM Common Shares") pursuant to the exercise of the Options. To the extent that an Optionor is obligated to pay any consideration in connection with the exercise, conversion or exchange of such Optionor's Rights (the "Rights Consideration"), such Rights Consideration shall be paid in such form as is permitted under the Rights as Schein shall direct. If payment of the Rights Consideration is to be made in cash, Schein shall advance such payment and credit the amount so advanced against the purchase price of the Additional MBM Common Shares acquired upon such exercise; if payment of an Optionor's Rights Consideration may be made by delivery of shares of MBM Common Stock, at Schein's direction such Optionor shall deliver that number of shares owned by him or her in payment (or partial payment, as the case may be) of the Rights. If any Right is to be exercised by means of a "cashless exercise," the Optionor exercising such Right shall cause the net number of shares from such cashless exercise to be issued and delivered to Schein. In the event that Schein funds any Rights Consideration payment on behalf of Optionor (i) the number of shares of Schein Common Stock to be issued by Schein in respect of the Additional Shares that were acquired pursuant to the payment of such Rights Consideration shall be reduced by that number of shares (rounded to the nearest whole share) as is equal to the quotient obtained by dividing the aggregate amount of Rights Consideration so paid by Schein by the closing sales prices of the Schein Common Stock on the last trading date prior to the exercise of the Options; and (ii) if the funding of the Rights Consideration payment on behalf of such Optionor subjects such Optionor to income tax in respect of such payment, Schein shall pay to such Optionor the amount of such income tax, provided such Optionor shall cooperate with Schein (at Schein's expense) in disputing the imposition of such income tax; and provided further, that if Schein determines in good faith that there is a basis for disputing all or any amount of the income tax imposed, Schein shall be entitled to direct any such dispute, but shall indemnify the Optionor against any additional income tax for which he or she may become liable as a result.

    Each Optionor further agrees not to acquire any Right that provides, whether contingent or otherwise, for any reduction in the amount of the Rights Consideration payable upon the exercise, conversion or exchange of such Right, whether or not such reduction is contingent or fixed as to occurrence or amount, and shall immediately decline in writing any such Right that may be granted to him or her.

    The Options may be exercised (during the exercise periods provided in the Option and Proxy Agreement) only if the Merger Agreement terminates under the circumstances under which MBM would be obligated to pay the Termination Fee to Schein, including as a result of MBM's Board withdrawing its recommendation to MBM's shareholders that the Merger be approved or the consummation, under certain circumstances, by MBM of an Acquisition Transaction (as defined below) with any person other than Schein or the Merger Sub. See "TERMS OF THE MERGER AGREEMENT--Certain Fees, Expenses and Liquidation Damages".

    Pursuant to the Option and Proxy Agreement, each Optionor has irrevocably agreed to constitute and appoint Schein or any designee of Schein as the lawful agent, attorney and proxy of such Optionor to vote all of his or her shares of MBM Common Stock (excluding the Excluded Shares but including additional shares as to which one Optionor has an irrevocable proxy to vote) at any meeting or in connection with any written consent of MBM's shareholders (i) in favor of the Merger, (ii) in favor of the Merger Agreement, as it may be modified or amended from time to time, (iii) against any Acquisition Transaction (other than the Merger) or other proposal which provides for any merger, sale of assets or other business combination between MBM and any other person or entity or which would make it impractical for Schein to effect a merger or other business combination of MBM with Schein or Merger Sub, and (iv) against any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of MBM under the Merger Agreement or which would result in any of MBM's obligations under the Merger Agreement not being fulfilled. An "Acquisition Transaction" means any merger, consolidation or other business combination involving MBM or any subsidiary of MBM (excluding certain acquisitions by MBM expressly permitted under the Merger Agreement) or the acquisition of all or any significant assets or capital stock of MBM and its subsidiaries, taken as a whole.

    The Option and Proxy Agreement terminates on the earlier of (i) the Effective Time or (ii) the termination of the last period of time during which Schein could have exercised the Options; provided, however, that the appointment of Schein or any designee of Schein as agent, attorney and proxy automatically terminates upon the termination of the Merger Agreement.

    As of the date of this Proxy Statement/Prospectus, the Optionors own or had the right to vote, in the aggregate, 512,496 shares of MBM Common Stock (approximately 10.0% of the outstanding shares), and owned, in the aggregate, options to purchase an aggregate of 1,098,333 shares of MBM Common Stock.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

    As of the Record Date, the directors and executive officers of MBM owned an aggregate of 419,272 shares of MBM Common Stock and options or warrants to purchase an aggregate of 1,471,332 shares of MBM Common Stock at a weighted average exercise price of $7.28 per share. Pursuant to the Merger Agreement, MBM's directors and executive officers will receive the same consideration for their shares of MBM Common Stock as the other MBM shareholders, and all outstanding options and warrants to purchase MBM Common Stock will be converted into options and warrants to purchase Schein Common Stock as described under "TERMS OF THE MERGER -- Treatment of MBM Stock Options and Warrants." Pursuant to the Merger Agreement, MBM's 1996 Directors' Retirement Plan has been terminated, effective as of the Effective Time, and no benefits will be paid thereunder.

    Bruce J. Haber, MBM's President, has entered into a Termination of Employment Agreement with Schein dated as of March 7, 1997, as revised (the "Termination of Employment Agreement"), pursuant to which, among other things, Mr. Haber's existing employment agreement will automatically terminate as of the Effective Time and Schein will cause MBM to pay to Mr. Haber an aggregate of $3,000,000 (the "Contract Termination Payment") in lieu of the payments and other rights to which he would have been entitled under such agreement. Payment of such amount will be made in equal installments of $600,000, plus interest, with the first installment being made at the Effective Time. If Mr. Haber's employment agreement with Schein discussed below is terminated by Schein without cause or is terminated by Mr. Haber for breach, Mr. Haber dies or becomes disabled, or certain events involving a potential change of control of Schein occur, then the aggregate unpaid amount, plus accrued interest, will become due and payable. The Contract Termination Payment is subject to increase in the event of the imposition of certain future tax liabilities.

    Mr. Haber has also entered into a new employment agreement with Schein, as revised, (effective as of the Effective Time) pursuant to which, he will serve as an Executive Vice President of Schein and President of Schein's medical products group (the "New Employment Agreement"). The New Employment Agreement has a term of five years from the Effective Time and provides for, among other things, the grant to Mr. Haber of Schein Common Stock purchase options with a value at the Effective Time of $1,000,000 (using the Black-Scholes valuation method); base salary at an annual rate (subject to annual increases) of $400,000; annual incentive compensation (subject to increase) of up to $200,000, contingent upon the achievement of performance targets; and annual grants of Schein Common Stock Purchase options with a value at the time of grant of $170,000, determined using the Black-Scholes valuation method, (subject to cost of living increases), in each year, contingent upon the achievement of the same performance targets to which the payment of incentive compensation is contingent. The options to be granted to Bruce Haber under the New Employment Agreement at the Effective Time will vest over a five year period from the date of the grant; each of the options, if any, to be granted thereunder annually will vest over a three year period from the date of grant. Both vesting periods are subject to acceleration in the discretion of Schein's Chief Executive Officer or upon the occurrence of certain events. The New Employment Agreement also provides for, among other things, participation in all benefit, welfare and perquisite plans, policies and programs as are provided from time to time to the most senior executives of Schein, term life insurance and an automobile allowance. If Mr. Haber's employment is terminated by Schein without cause or by Mr. Haber after a material breach by Schein that is not cured within 30 days after notice from Mr. Haber, Mr. Haber will be entitled to receive accrued and unpaid salary through the date of termination, a pro rata bonus for that portion of the current year prior to the date of termination, continuation of his base pay for the remaining term of the New Employment Agreement (but in no event less than 18 months), and continued participation, for a period of one year after such termination, by Mr. Haber, his spouse and his dependent children in all health and medical plans, benefits and policies of Schein then applicable to its most senior executive officers. If Mr. Haber's Employment Agreement is not extended at the end of its five year term, Mr. Haber will be entitled to continue to receive his base salary at the then current rate for an additional year.

    At the Effective Time, Mr. Haber will receive, pursuant to restricted stock agreement between him and Schein, restricted shares of Schein Common Stock with a fair market value of $1,000,000, which shares will vest in equal amounts and become non-forfeitable over a ten year period contingent upon Mr. Haber's continued employment with Schein; provided, however, that such shares will become fully vested if (i) Mr. Haber's employment is terminated by Schein without cause or by Mr. Haber after a material breach by Schein that is not cured within 30 days after notice from Mr. Haber, (ii) Mr. Haber dies or becomes disabled, (iii) Mr. Haber's employment terminates prior to the expiration of such 10 year period as a result of Schein's failure to offer to renew any employment agreement with Mr. Haber upon the expiration of its term, or (iv) certain events involving a change in control of Schein occur. If Mr. Haber's employment is terminated by him or Schein within two years after the occurrence of certain events involving a change in control of Schein, Mr. Haber will be entitled to receive a lump sum payment equal to (i) the product of the aggregate amount of base salary and car allowance paid to him during the three months preceding such termination and the number of months for which he was employed by Schein or MBM (with a maximum benefit of 36 months' base salary and car allowance) and (ii) three times the higher of his last annual bonus or his last bonus prior to the change in control, but only to the extent that all such payments would not be subject to an excise tax.

    K. Deane Reade, Jr. is a director of MBM, and President and a director and stockholder of BDRD&T. BDRD&T will receive a fee upon consummation of the Merger of approximately $1,230,000.

    Schein and the members of the MBM Board have entered into the Option and Proxy Agreement pursuant to which such directors have granted to Schein (i) an irrevocable proxy to vote all of the shares of MBM Common Stock (excluding certain shares) that they have the right to vote in favor of the Merger Agreement and against any other Acquisition Transaction and (ii) an irrevocable option to purchase all shares of MBM Common Stock (excluding certain shares) owned by them in the event that MBM becomes obligated to pay the Termination Fee. Under the Option and Proxy Agreement, Schein has the right to require the members of the MBM Board to exercise or convert all of their respective options, warrants or other rights or securities that are exercisable or convertible into shares of MBM Common Stock. Schein required that the MBM directors enter into the Option and Proxy Agreement simultaneously with Schein and MBM entering into the Merger Agreement. The Option and Proxy Agreement provides that none of the MBM directors are making any agreement in their respective capacities as directors of MBM and that they are executing and delivering the Option and Proxy Agreement solely in their capacity as the record and beneficial owner of shares of MBM Common Stock. Nonetheless, the execution and delivery of the

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
Option and Proxy Agreement by the members of MBM Board may be deemed to give rise to additional and different interests of the members of the MBM Board in the merger than those of other shareholders of MBM. See "--Option and Proxy Agreement."

    MBM shall also pay a fee of $500,000 to Royce Investment Group, Inc. ("Royce") for financial advice, including in connection with the Merger. Royce held warrants to purchase an aggregate of 48,210 shares of MBM Common Stock that it received for acting as the standby underwriter in connection with a rights offering made by MBM to its shareholders in 1992. These warrants have been exercised but the shares of MBM Common Stock have not yet been issued. Royce provided financial advice to MBM regarding stock prices, trends and volatility and the anticipated market reaction of the business and financial community to the Merger generally. The fee to Royce represents consideration for such advisory services in connection with the Merger.

    Pursuant to the Merger Agreement, Schein has agreed, for a period of six years after the Effective Time, to cause the Surviving Corporation to, indemnify, defend and hold harmless the present and former directors, officers, employees and agents of MBM and its Subsidiaries (each, an "Indemnified Party") against any and all losses, costs, damages, claims and liabilities (including reasonable attorneys' fees) arising out of the Indemnified Party's service or services as a director, officer, employee or agent of MBM or, if at MBM's request, of another corporation, partnership, joint venture, trust or other enterprise occurring at or prior to the Effective Time (including the transactions contemplated by or related to the Merger Agreement) to the fullest extent permitted under New York Law and MBM's Articles of Incorporation and Bylaws as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any litigation, action, claim or proceeding and whether or not Schein or the Surviving Corporation is insured against any such matter. Schein also agreed to maintain in effect or cause the Surviving Corporation to maintain in effect (for at least six years from the Effective Time in the case of claims made policies) directors' and officers' liability insurance policies providing coverage in an aggregate amount of at least $10,000,000 and with a carrier(s) having a rating by A.M. Best ("Best"), an independent nationally recognized insurance publishing and rating service, at least equal to the Best rating of the current carrier(s) covering directors and officers of MBM serving as of or after December 1, 1990 with respect to claims arising from occurrences prior to or at the Effective Time (including the transactions contemplated by or related to the Merger Agreement).

OPERATIONS AFTER THE MERGER

    At the Effective Time, Merger Sub will be merged with and into MBM, and MBM, as the Surviving Corporation in the Merger, will become a wholly owned subsidiary of Schein. Schein plans to cause MBM and Medical Products Group to be managed as a single unit under the direction of Bruce J. Haber, MBM's President, and become part of the same consolidated tax return group.

DIVIDENDS

    MBM has never paid a cash dividend on the MBM Common Stock and Schein has not paid a cash dividend on the Schein Common Stock, except for a dividend paid prior to its initial public offering. Schein does not anticipate paying any cash dividends on the Schein Common Stock in the foreseeable future; it intends to retain its earnings to finance the expansion of its business and for general corporate purposes. Any payment of dividends will be at the discretion of Schein's Board of Directors and will depend upon the earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to payment of dividends and other factors. Schein's revolving credit agreement and the note issued in connection with Schein's acquisition of a Netherlands company limit the distribution of dividends without the prior written consent of the lenders.

TREATMENT OF MBM STOCK OPTIONS AND WARRANTS

    At the Effective Time, each outstanding option and warrant to purchase MBM Common Stock will be automatically assumed by Schein and converted into an option ("Converted Option") or a warrant

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
("Converted Warrant"), as the case may be, to purchase shares of Schein Common Stock in an amount and at an exercise price determined by adjusting the original terms of the option or warrant to reflect the Exchange Ratio.

    As of the Record Date, there were outstanding options and warrants to purchase an aggregate of approximately 1,812,134 shares of MBM Common Stock. Assuming all such options and warrants remain outstanding at the Effective Time, an aggregate of approximately 1,123,523 shares of Schein Common Stock would thereafter be issuable upon the exercise of such Converted Options and Converted Warrants.

    Except as noted above and the elimination of the requirement that options granted to non-employee directors of MBM may be exercised only while they continue to serve on the MBM Board, the terms and conditions of the Converted Options and the Converted Warrants will not be modified as a result of the Merger. Schein intends to register the issuance of shares of Schein Common Stock pursuant to the exercise of the Converted Options on Form S-8 upon the consummation of the Merger.

    This Proxy Statement/Prospectus also relates to the issuance of the 6,200 Converted Warrants and the up to 6,200 shares of Schein Common Stock (subject to adjustments pursuant to antidilution provisions) that are issuable upon the exercise of the Converted Warrants. The MBM warrants with respect to which the Converted Warrants will relate were issued in December 1993 in connection with the acquisition of a business by MBM. Pursuant to the terms of the MBM warrants, the Converted Warrants will be exercisable, in whole or in part, at any time (and from time to time) prior to the close of business November 30, 2003 at a purchase price of $12.90 per share of Schein Common Stock (subject to adjustment pursuant to antidilution provisions) by submitting the Converted Warrant and the completed and executed Subscription Form annexed thereto, together with payment in full of the exercise price of the shares of Schein Common Stock being purchased, to the Secretary of MBM at MBM's principal office.

RIGHT OF THE MBM BOARD TO WITHDRAW RECOMMENDATION

    Under the Merger Agreement, the MBM Board may not, among other things, (i) withdraw or modify, in a manner adverse to Schein or Merger Sub, the MBM Board's approval or recommendation of the Merger Agreement or the Merger, (ii) approve or recommend any Acquisition Transaction, or (iii) cause MBM to enter into any agreement with respect to any Acquisition Transaction. Notwithstanding the foregoing, if the MBM Board determines in good faith by majority vote, after consultation with MBM's financial advisor and after reviewing the advice of outside counsel to MBM, that such action is reasonably likely to be required by its fiduciary duties, the MBM Board may withdraw or modify its approval or recommendation of the Merger Agreement or the Merger, approve or recommend an Acquisition Transaction, or cause MBM to enter into an agreement with respect to an Acquisition Transaction provided, in each case that the MBM Board determines that the Acquisition Transaction is more favorable to the shareholders of MBM than the Merger. The Merger Agreement requires MBM to provide reasonable prior notice to Schein or Merger Sub to the effect that it is taking such action.

REGULATORY FILINGS AND APPROVALS

    ANTITRUST. The Merger is subject to the requirements of the HSR Act and the rules and regulations thereunder, which provide that certain transactions may not be consummated until required information and materials have been furnished to the Antitrust Division and the FTC and certain waiting periods have expired or been terminated. Schein and MBM filed the required information and materials with the Antitrust Division and the FTC on April 16, 1997. Early termination of the statutory waiting period under the HSR Act was granted on April 28, 1997.

    The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the Merger. At any time before or after the Effective Time, either the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, or certain other persons could take action under the antitrust laws, including seeking to enjoin the Merger.

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
RESALE OF SCHEIN COMMON STOCK RECEIVED IN THE MERGER

    All Schein Common Stock received by holders of MBM Common Stock in the Merger will have been registered under the Securities Act and will be freely transferable, except that Schein Common Stock received by persons who are deemed to be affiliated to MBM (for purposes of Rule 145 under the Securities Act or for purposes of qualifying the Merger for "pooling of interests" accounting treatment under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations) prior to the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act (or Rule 144 in the case of such persons who become affiliates of Schein) or as otherwise permitted by the Securities Act. Persons who may be deemed to be affiliates of MBM or Schein generally include individuals or entities that control, are controlled by, or are under common control with, such party and may include certain officers and directors of such party as well as principal shareholders of such party. The rights of affiliates of MBM to receive Schein Common Stock in the Merger are conditioned upon the execution by each of such affiliates of a written agreement to the effect that such person will not offer or sell or otherwise dispose of any of the Schein Common Stock issued to such person in the Merger either in violation of Securities Act or the rules and regulations promulgated thereunder or at any time during the period beginning 30 days before the Merger and ending when financial results covering at least 30 days of post-merger operations of the combined entity have been published. The Schein Common Stock received in the Merger by such affiliates will bear a restrictive legend to such effect.

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
                             DESCRIPTION OF SCHEIN

GENERAL

    Schein is the largest direct marketer of healthcare products and services to office-based healthcare practitioners in the combined North American and European markets. Schein has operations in the United States, Canada, the United Kingdom, The Netherlands, Belgium, Germany, France, the Republic of Ireland and Spain. Schein sells products and services to over 230,000 customers, primarily dental practices and dental laboratories, as well as physician practices, veterinary clinics and institutions. In 1996, Schein sold products to over 65% of the estimated 100,000 dental practices in the United States. Schein believes that there is strong awareness of the "Henry Schein" name among office-based healthcare practitioners due to its more than 60 years of experience in distributing healthcare products. Through its comprehensive catalogs and other direct sales and marketing programs, Schein offers its customers a broad product selection of both branded and private brand products which include approximately 50,000 stock keeping units ("SKUs") in North America and approximately 40,000 SKUs in Europe at published prices that Schein believes are below those of many of its competitors. Schein also offers various value-added products and services, such as practice management software. As of December 28, 1996, Schein had sold over 18,000 dental practice management software systems, more than any of its competitors. On February 28, 1997, Schein acquired all of the outstanding common stock of Dentrix Dental Systems, Inc., a provider of clinically-based dental practice management systems, with 1996 net sales of approximately $10.2 million and a 3,500 installed user base. This transaction has been accounted for as a "pooling of interests".

    During 1996 Schein distributed over 9.0 million pieces of direct marketing materials (such as catalogs, flyers and order stuffers) to approximately 500,000 office-based healthcare practitioners. Schein supports its direct marketing efforts with approximately 450 telesales representatives who facilitate order processing and generate sales through direct and frequent contact with customers and with over 300 field sales consultants. Schein utilizes database segmentation techniques to more effectively market its products and services to customers. In recent years, Schein has continued to expand its management information systems and has established strategically located distribution centers in the United States and Europe to enable it to better serve its customers and increase its operating efficiency. Schein believes that these investments, coupled with its broad product offerings, enable Schein to provide its customers with a single source of supply for substantially all their healthcare product needs and provide them with convenient ordering and rapid, accurate and complete order fulfillment. Schein estimates that approximately 99% of all orders in the United States and Canada received before 7:00 p.m. and 4:00 p.m., respectively, are shipped on the same day the order is received and approximately 90% of orders are received by the customer within two days of placing the order. In addition, Schein estimates that approximately 99% of all items ordered in the United States and Canada are shipped without back ordering.

    Schein believes that there has been consolidation among healthcare products distributors serving office-based healthcare practitioners and that this consolidation will continue to create opportunities for Schein to expand through acquisitions and joint ventures. In recent years, Schein has acquired or entered into joint ventures with a number of companies engaged in businesses that are complementary to those of Schein. Schein's acquisition and joint venture strategies include acquiring additional sales that will be channeled through Schein's existing infrastructure, acquiring access to additional product lines, acquiring regional distributors with networks of field sales consultants and international expansion. Schein entered into or completed seventeen acquisitions during the year ended December 28, 1996. The businesses acquired included 10 dental and three medical companies, a veterinary supply distributor, and three international dental companies with aggregate net sales in their last fiscal year ends of approximately $104.0 million, all of which were accounted for as purchase transactions. Of these, fifteen were for majority ownership (100% in nine of the transactions). In 1995, Schein acquired the distribution business of The Veratex Corporation, a national direct marketer of dental, medical and veterinary products, and Schein

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Dental Equipment Corp., a distributor and manufacturer of large dental equipment. Schein also completed the majority acquisition of 11 other companies and a 50% acquisition of one other company during 1995.

REORGANIZATION

    Schein was formed on December 23, 1992 as a wholly-owned subsidiary of Schein Holdings, Inc. ("Schein Holdings"). At that time, Schein Holdings conducted the business in which Schein is now engaged and in addition owned 100% of the outstanding capital stock of Schein Pharmaceutical, Inc. ("Schein Pharmaceutical"), a company engaged in the manufacture and distribution of multi-source pharmaceutical products.

    In December 1992, Schein Holdings separated Schein's business from Schein Pharmaceutical by transferring to Schein all of the assets and liabilities of the healthcare distribution business now conducted by Schein including Schein Holdings' 50% interest in HS Pharmaceutical, Inc., a manufacturer and distributor of generic pharmaceuticals ("HS Pharmaceutical"). No other assets or liabilities, including the assets and liabilities associated with Schein Pharmaceutical's business, were transferred to Schein. In connection with that transaction, Schein agreed to indemnify Schein Holdings for all of the liabilities assumed by Schein, and Schein Holdings agreed to indemnify Schein for the liabilities associated with Schein Pharmaceutical's business of manufacturing and distributing generic pharmaceuticals. Other than certain common stockholders, there is no affiliation between Schein and Schein Pharmaceutical, and all transactions between Schein and Schein Pharmaceutical are on an arm's-length basis.

    In February 1994 Schein, Schein Holdings, Stanley M. Bergman, Marvin H. Schein, Pamela Joseph, Pamela Schein, Steven Paladino, James P. Breslawski, Martin Sperber (the Chief Executive Officer of Schein Pharmaceutical) and certain other parties entered into a number of reorganization agreements. In September 1994, pursuant to the reorganization agreements, all of the Schein Common Stock held by Schein Holdings was distributed to certain of the current stockholders of Schein. Marvin H. Schein, Pamela Schein and Pamela Joseph have agreed to severally indemnify Schein against certain potential costs and claims, if any, which might be incurred by Schein in the future from the transactions related to the Reorganization. Schein and Schein Pharmaceutical also agreed that after September 1994 Schein would be entitled to use the "Henry Schein" name in activities involving non-pharmaceutical products and pharmaceuticals for dental and veterinary purposes, which activities may include marketing, distributing, labeling, packaging, manufacturing (such as HS Pharmaceutical's manufacturing of generic pharmaceuticals and Schein Dental Equipment's manufacturing of large dental equipment, which are the principal manufacturing activities currently conducted by Schein, its subsidiaries and 50%-or-less owned entities) and selling such products. Schein and Schein Pharmaceutical also agreed that after September 1994, Schein Pharmaceutical would be entitled to use the "Schein Pharmaceutical" name in similar activities involving pharmaceuticals for non-dental human treatment. Schein Pharmaceutical is not permitted to use the name "Henry Schein."

    One of the Reorganization agreements, a Voting Trust Agreement (the "Voting Trust"), gives Stanley M. Bergman (or his successor trustee) the right to vote all of the shares of Schein Common Stock owned by certain stockholders of the Company, which will be approximately 30.3% of the outstanding shares of Schein Common Stock immediately after the consummation of the Merger. Another of the Reorganization agreements, the Amended and Restated HSI Agreement (the "Global Agreement"), provides that the Schein Board of Directors consist of up to 11 members, and that until the earlier of January 1, 1999 or the termination of the Voting Trust, Mr. Bergman (or his successor trustee) has the right to nominate all but three of the nominees to the Board of Directors. Marvin H. Schein, Pamela Joseph and Pamela Schein have the right to serve as or nominate the remaining three directors. In general, from the earlier of January 1, 1999 or the termination of the Voting Trust until the earlier of January 1, 2004 or the first date on which Marvin H. Schein and his family group no longer beneficially own at least 25% of the outstanding Schein Common Stock that they owned immediately after the Reorganization or the date of certain changes in Schein management, Mr. Bergman (or his successor trustee) has the right to nominate all of the nominees to the Board of Directors, provided, that if Marvin H. Schein does not approve such nominations, Mr. Bergman (or his successor trustee) and Mr. Schein will each nominate four nominees (of which one will be an independent nominee) and the ninth nominee will be selected by the two independent nominees. As a result of the foregoing, until December 31, 1998, Mr. Bergman, as a practical matter, will be able to significantly influence all matters requiring stockholder approval, including the election of directors, and until January 1, 2004, Mr. Bergman will have the ability to significantly influence the election of all or a substantial number of the directors of Schein.

    The Global Agreement also requires the parties to the Voting Trust and Marvin H. Schein to vote in favor of the individuals so nominated until the earlier of January 1, 1999 or the termination of the Voting Trust, and to vote their shares in favor of the nominees of Stanley M. Bergman until January 1, 2004. The Voting Trust terminates on December 31, 1998, but is subject to earlier termination if, among other things, Stanley M. Bergman ceases to be employed by or serve as a director of Schein (unless certain other members of current management are serving as senior executives of Schein) or Schein consummates a business combination which results in Marvin H. Schein (including his family members) owning less than 5% of the voting securities of the surviving corporation.

    As described below under "COMPARISON OF STOCKHOLDER RIGHTS--Directors", Schein is submitting to its shareholders a proposed amendment to its Amended and Restated Certificate of Incorporation providing for, among other things, an expanded Schein Board (although there is no current intention to add any individual to the Schein Board except Bruce Haber). It is anticipated that the Voting Trust and the Global Agreement will be amended to reflect such amendment, if adopted.

    The Global Agreement affords Marvin H. Schein or his designee the right to serve on each committee of the Board of Directors to which the Board of Directors has delegated decision-making authority and the right to call a special meeting of the Board of Directors. The Global Agreement also limits Schein's ability to adopt a shareholder rights plan or "fair price amendment," if such plan or amendment would affect Marvin H. Schein or Pamela Schein (including their respective family members), as long as Marvin H. Schein or Pamela Schein own certain specified percentages of the outstanding Schein Common Stock. The Global Agreement also limits the ability of Marvin H. Schein, Pamela Schein and Pamela Joseph to participate in any solicitation of proxies or any election contest.

    The Global Agreement places certain restrictions on the ability of the parties thereto to transfer any of the shares of Common Stock owned by them and further provides that Schein may not, prior to the earlier of December 31, 2003 or the first date on which neither Marvin H. Schein nor Pamela Schein (including their respective family members) own at least 5% of the outstanding shares of Common Stock, (i) issue in one or more private transactions securities having more than 20% of the total votes that can be cast in any election of directors of Schein without first offering Marvin H. Schein and Pamela Schein (including their respective family members) the right to purchase such securities; (ii) issue securities in connection with a business combination having more than 20%, or resulting in a person owning more than 20%, of the total votes that can be cast in any election of directors without the consent of Marvin H. Schein; or
(iii) issue preferred stock having the right to cast more than 20% of the total votes that can be cast in any election of directors of Schein. In addition, certain members of management have agreed not to transfer their shares until November 3, 1998, subject to acceleration in Mr. Bergman's discretion. Restrictions on the ability of stockholders to transfer their stock may make it more difficult for a third party to acquire, or may discourage acquisition bids for, Schein, and could limit the price that certain investors might be willing to pay in the future for Schein Common Stock.

    The Global Agreement provides that Schein will indemnify each of the other parties to the Reorganization agreements, and their family groups, from damages resulting from (i) claims asserted by third parties relating to the Reorganization agreements and (ii) any material breach of a representation, warranty or covenant made by Schein in any of the Reorganization agreements. Marvin H. Schein has agreed to consult with Pamela Schein prior to the exercise of certain of his rights of approval and consent under the Reorganization agreements.

MANAGEMENT OF SCHEIN

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information regarding the directors and executive officers of Schein. Mr. Haber will become an Executive Vice President of Schein and the President of Schein's Medical Group upon the consummation of the Merger.

NAME                               AGE                            POSITION
-----------------------------  -----------  -----------------------------------------------------

CORPORATE

Stanley M. Bergman...........          47   Chairman, Chief Executive Officer, President and
                                            Director

James P. Breslawski..........          43   Executive Vice President and Director

Gerald A. Benjamin...........          44   Senior Vice President--Administration and Customer
                                              Satisfaction and Director

Leonard A. David.............          48   Vice President--Human Resources, Special Counsel and
                                              Director

Diane Forrest................          50   Senior Vice President--Information Services and Chief
                                              Information Officer

Stephen R. LaHood............          49   Senior Vice President--Distribution Services

Mark E. Mlotek...............          41   Vice President, General Counsel, Secretary and
                                            Director

Steven Paladino..............          40   Senior Vice President, Chief Financial Officer and
                                            Director

BUSINESS UNITS

Larry M. Gibson..............          50   President--Practice Management Technologies Division

James W. Stahly..............          48   President--North American Dental Group

Michael Zack.................          44   Senior Vice President--International Group

OTHER DIRECTORS

Barry J. Alperin.............          56   Director

Pamela Joseph................          54   Director

Donald J. Kabat..............          61   Director

Marvin H. Schein.............          55   Founder, Schein Dental Equipment and Director

Irving Shafran...............          53   Director

BACKGROUND OF DIRECTORS AND EXECUTIVE OFFICERS

    STANLEY M. BERGMAN has been Chairman, Chief Executive Officer and President since 1989, and a director of Schein since 1982. Mr. Bergman held the position of Executive Vice President of Schein and Schein Pharmaceutical, Inc., from 1985 to 1989 and Vice President of Finance and Administration of Schein from 1980 to 1985. Mr. Bergman is a certified public accountant.

    JAMES P. BRESLAWSKI has been Executive Vice President of Schein since 1990, with primary responsibility for the North American Dental Group, the Veterinary Group and corporate creative services, and a director of Schein since 1990. Between 1980 and 1990, Mr. Breslawki held various positions with Schein, including Chief Financial Officer, Vice President of Finance and Administration and Controller. Mr. Breslawski is a certified public accountant.

    GERALD A. BENJAMIN has been Senior Vice President of Administration and Customer Satisfaction since 1993, including responsibility for the worldwide human resource function, and has been a director of Schein since September 1994. Prior to holding his current position, Mr. Benjamin was Vice President of Distribution Operations of Schein from 1990 to 1992 and Director of Materials Management of Schein from 1988 to 1990. Before joining Schein, Mr. Benjamin was employed for 13 years in various management positions at Estee Lauder, where his last position was Director of Materials Planning and Control.

    LEONARD A. DAVID has been Vice President of Human Resources and Special Counsel since January 1995. Mr. David held the office of Vice President, General Counsel and Secretary from 1990 to 1995 and practiced corporate and business law for eight years prior to joining Schein. Mr. David has been a director of Schein since September 1994.

    DIANE FORREST joined Schein in 1994 as Senior Vice President of Information Services and Chief Information Officer. Prior to joining Schein, Ms. Forrest was employed by Tambrands Inc. as Vice President of Information Services from 1987 to 1994, KPMG Peat Marwick as Senior Manager in the management consulting division from 1982 to 1987 and Nabisco Brands, Inc. as Corporate Manager of Manufacturing Systems from 1978 to 1982.

    STEPHEN R. LAHOOD joined Schein in 1992 as Senior Vice President of Distribution Services and also responsible for purchasing. Prior to joining Schein, Mr. LaHood was employed by Lex/Schweber Electronics Inc. as Vice President of Operations and Quality from 1988 to 1991. Mr. LaHood also spent ten years at Johnson & Johnson Products, Inc., where his last position was Manager of Corporate Business Planning and thereafter, seven years at Schering-Plough Corporation where his last position was Senior Director of Manufacturing Operations.

    MARK E. MLOTEK joined Schein in December 1994 as Vice President, General Counsel and Secretary, and became a director of Schein in September 1995. Prior to joining Schein, Mr. Mlotek was a partner in the law firm of Proskauer Rose Goetz & Mendelsohn LLP, counsel to Schein, specializing in mergers and acquisitions, corporate reorganizations and tax law from 1989 to 1994.

    STEVEN PALADINO has been Senior Vice President and Chief Financial Officer of Schein since 1993, and has been a director of Schein since 1992. From 1990 to 1992, Mr. Paladino served as Vice President and Treasurer and from 1987 to 1990 served as Corporate Controller of Schein. Before joining Schein, Mr. Paladino was employed as a public accountant for seven years and most recently was with the international accounting firm of BDO Seidman, LLP. Mr. Paladino is a certified public accountant.

    LARRY M. GIBSON joined Schein as President of the Practice Management Technologies Division on February 24, 1997 concurrent with the acquisition of Dentrix Dental Systems, Inc. Before joining Schein, Mr. Gibson was founder, Chairman and CEO of Dentrix, started in 1980. Prior to his employment with Dentrix, Mr. Gibson was employed by Weidner Communication Systems from 1978.

    JAMES W. STAHLY joined Schein in 1994 as President of the North American Dental Group of Schein. Before joining Schein, Mr. Stahly was employed by Fox Meyer Corporation for seven years where his last position was Senior Vice President--Hospital and Alternate Care Sales. Prior to his employment with Fox Meyer, Mr. Stahly spent 16 years at McKesson Drug Company.

    MICHAEL ZACK has been responsible for the International Group of Schein since 1989. Mr. Zack was employed by Polymer Technology (a subsidiary of Bausch & Lomb) as Vice President of International Operations from 1984 to 1989 and by Gruenthal GmbH as Manager of International Subsidiaries from 1975 to 1984.

    BARRY J. ALPERIN has been a director of Schein since May 1996. Mr. Alperin has also been a private consultant since August 1995. Mr. Alperin served as a director of Hasbro, Inc. from 1986 through

May 1996 and as Vice Chairman of Hasbro, Inc. from 1990 through July 1995. Mr. Alperin served as Co-Chief Operating Officer of Hasbro, Inc. from 1989 through 1990 and as its Senior Vice President and Executive Vice President from 1985 through 1989. Mr. Alperin recently served as Chairman of the Board for Toy Manufacturers of America, an industry trade association. Mr. Alperin currently serves as a director for Seaman Furniture Co., Inc. and K'nex Industries, Inc.

    PAMELA JOSEPH has been a director of Schein since September 1994. For the past five years Ms. Joseph has been a self-employed artist, and is president of MA Nose Studios, Inc. Ms. Joseph is also a trustee of Alfred University.

    DONALD J. KABAT has been a director of Schein since May 1996. From 1992 until the present, Mr. Kabat has served as President of D.K. Consulting Services, Inc. and Chief Financial Officer of Central Park Skaters, Inc. From 1970 to 1992, Mr. Kabat was a partner in Andersen Consulting, an affiliate of Arthur Andersen, LLP.

    MARVIN H. SCHEIN has been a director of Schein since September 1994 and has provided consulting services to Schein since 1982. Mr. Schein founded Schein Dental Equipment and had been its President for more than 15 years. Prior to founding Schein Dental Equipment, Mr. Schein held various management and executive positions with Schein.

    IRVING SHAFRAN has been a director of Schein since September 1994 and was nominated by Pamela Schein as her designee for director of Schein. Mr. Shafran has been an attorney in private practice for more than twenty-five years. From 1992 through mid-1995, Mr. Shafran was a partner in the law firm of Anderson Kill Olick and Oshinsky, PC.

    BRUCE J. HABER will serve as Executive Vice President and President of Schein's Medical Group commencing as of the Effective Time. Moreover, Schein has agreed to use its reasonable best effort to cause Bruce Haber to be elected to Schein's Board of Directors. Bruce Haber has been President of MBM since 1983 and a director of MBM since 1981.

    Schein's Board of Directors is currently composed of eleven directors, six of whom are employees of Schein. Directors serve until the next annual stockholders' meeting or until their successors have been duly elected and qualified.

                               DESCRIPTION OF MBM

    MBM is a New York company which was incorporated in 1971. MBM distributes medical supplies to physicians and hospitals in the New York metropolitan area, as well as to health care professionals in the sports medicine, emergency medicine, school health, industrial safety, government and laboratory markets nationwide. MBM depends upon the continued supply of the products it distributes, however, it does not depend upon any single source. MBM has neither encountered nor does it anticipate any difficulty in obtaining the necessary products.

    CALIGOR DIVISION. MBM's Caligor division is a physician and hospital supplier in the New York metropolitan area, serving over 12,000 physicians and laboratories. It also serves nursing homes and industrial medical departments. Caligor provides its physicians and hospitals with a comprehensive selection of supplies and related logistical and software services. The division's estimated 50,000 supplies range from bandages and pharmaceuticals to sophisticated diagnostic equipment, while the services range from equipment repair to the complete design and installation of new offices, waiting rooms, exam rooms and laboratories. The Caligor division's logistical and software services include "stockless" inventory services for hospitals which allow the customer to reduce on-hand inventory by up to ninety percent and significantly reduce operating expenses. Over the past few years, the Caligor Division has been able to acquire a number of smaller distributors, resulting in significant economies of scale and improved operating efficiencies. Caligor has increased its market share in these new territories with the same combination of sales force support, direct mail, catalogs and telemarketing sales that it uses in existing territories.

    MBM DIVISION. The MBM Division distributes sports medicine supplies, school nurse supplies, medical equipment and rehabilitation equipment to over 10,000 schools, colleges, municipalities, emergency medical units and professional sports teams around the country, including many of the major and minor league baseball, basketball, football and hockey teams. Revenues derived from municipalities and school districts are derived from competitive bidding. Like the Caligor Division, MBM Division serves its customers with a comprehensive line of supplies and services, ranging from the delivery of athletic tape to an NFL team on the road to the complete design, furnishing and stocking of a training room, sports medicine clinic, or school nurse office. MBM Division markets its product line primarily via three catalogs which it distributes to customers and prospective customers each year. These catalogs are supported by direct mail, telemarketing, professional journal advertising, national and local trade show exhibitions, and an inside sales and customer service staff.

    HEALER PRODUCTS DIVISION. MBM Healer Products Division is an assembler and wholesaler of first aid kits and private label medical products. These products, in turn, are marketed by MBM's other divisions, and sold to numerous outside markets through a network of commissioned sales agents. The first aid and medical kits are produced in a variety of forms and sizes, but are generally designed for use in government, industry, schools, emergency medical organizations, hospitals, homes and recreational facilities. The Healer Products Division also produces specialized kits for volunteer ambulance corps, emergency squads, corporate offices, construction operations, restaurants, retail stores, boats, athletic activities, motor vehicles, and sales promotion purposes as well as for specific medical problems such as burns, poisoning, insects stings, traumatic accidents, obstetrical emergencies and eye injuries. Many of the products contained in the kits are generic and are marketed under MBM's private label. The use of private-label generic products permits attractive pricing for MBM and its customers and creates a consistent, positive brand image among customers.

                     COMPARATIVE STOCK PRICES AND DIVIDENDS

    Both the Schein Common Stock (symbol: HSIC), and the MBM Common Stock (symbol: MBMI) are admitted for trading on the Nasdaq National Market.

    The following table sets forth the high and low sales prices per share of the Schein Common Stock and the MBM Common Stock (on a historical and equivalent per share basis) on the Nasdaq National Market on March 6, 1997, the last trading day prior to public announcement of the signing of the Merger Agreement:

                         HIGH        LOW
                      ----------  ----------
Schein Common
  Stock.............  $      287/8 $      28
MBM Common Stock....         163/8        153/4
Equivalent share
  basis (1).........         177/8        173/8

------------------------

(1) Equivalent share basis is determined by multiplying the applicable Schein Common Stock price by 0.62 to reflect the terms of the Merger Agreement.

SCHEIN COMMON STOCK

    The Schein Common Stock is quoted through the Nasdaq National Market Stock Market under the symbol "HSIC." The following table sets forth for the periods indicated the high and low reported sales prices of the Common Stock on the Nasdaq National Market System from November 3, 1995, the date of the commencing of Schein's initial public offering.

                         HIGH        LOW
                      ----------  ----------
YEAR ENDED DECEMBER
  30, 1995:
Fourth Quarter (from
  November 3,
  1995).............  $      291/2 $      203/8
YEAR ENDED DECEMBER
  28, 1996:
First Quarter.......         303/4        231/2
Second Quarter......         431/2        271/2
Third Quarter.......         401/4        311/4
Fourth Quarter......         411/4        323/4
YEAR ENDING DECEMBER
  27, 1997:
First Quarter.......         39          241/2
Second Quarter
  (through June 30,
  1997).............         37          267/8

    On March 6, 1997, there were approximately 150 holders of record of Schein Common Stock. On March 6, 1997, the last full trading day before the announcement of the Merger, the last reported sales price was $28 1/2.

    Schein does not anticipate paying any cash dividends on the Schein Common Stock in the foreseeable future; it intends to retain its earnings to finance the expansion of its business and for general corporate purposes. Any payment of dividends will be at the discretion of the Schein Board and will depend upon the earnings, financial condition, capital requirements, level of indebtedness, and contractual restrictions with respect to payment of dividends and other factors. Schein's revolving credit agreement and the note issued in connection with an acquisition in the Netherlands limit the distributions of dividends without the prior written consent of the lenders.

MBM COMMON STOCK

    The MBM Common Stock is traded on the Nasdaq National Market under the symbol "MBMI". The following table sets forth, for the periods indicated, the high and low sales prices of the MBM Common Stock as reported on the Nasdaq National Market.

                      HIGH        LOW
                     -------    -------
YEAR ENDED NOVEMBER
  30, 1995:
First Quarter....... $10        $ 9 7/16
Second Quarter......  12 5/8      9 5/16
Third Quarter.......  13 7/8     11 1/4
Fourth Quarter......  14         12

YEAR ENDED NOVEMBER
  30, 1996:
First Quarter.......  14 3/4     12 1/4
Second Quarter......  17         13 7/8
Third Quarter.......  21         14 3/8
Fourth Quarter......  18 1/4     16 1/8

YEAR ENDING NOVEMBER
  30, 1997:
First Quarter.......  18 1/8     15 3/4
Second Quarter......  20         14 3/4
Third Quarter
  (through July 1,
  1997).............  21 1/2     18 1/4

    On March 6, 1997, the last full trading day prior to the announcement of the Merger Agreement, the last reported sales price was $15 3/4. As of March 6, 1997, there were approximately 685 record holders of MBM Common Stock. No cash dividends have been paid by MBM on the MBM Common Stock and no such payment is anticipated in the foreseeable future.

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

    The following unaudited pro forma combined condensed financial statements give effect to the Merger using the "pooling of interests" method of accounting, after giving effect to the pro forma adjustments described in the accompanying notes. These unaudited pro forma combined condensed financial statements have been prepared from, and should be read in conjunction with, the historical consolidated financial statements and notes thereto of Schein and MBM, which are incorporated by reference in this Proxy Statement/Prospectus.

    The unaudited pro forma statements are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred had the Merger been consummated at the dates indicated, nor is it necessarily indicative of future operating results or financial position of the merged companies.

    The Unaudited Pro Forma Combined Condensed Balance Sheet gives effect to the Merger as if it had occurred on March 29, 1997, combining the balance sheets of Schein at March 29, 1997 with that of MBM as of February 28, 1997. The Unaudited Pro Forma Combined Condensed Statements of Operations give effect to the Merger as if it had occurred at the beginning of the earliest period presented, combining the results of Schein for each year in the three-year period ended December 28, 1996 and three months ended March 29, 1997 with those of MBM for each year in the three-year period ended November 30, 1996 and the three months ended February 28, 1997.

    As a result of the Merger, the merged companies will incur certain acquisition and transition related costs in connection with consummating the transaction and integrating the operations of Schein and MBM. The acquisition and transition related costs consist principally of professional and registration fees, employment contract termination costs, systems modification costs and other costs associated with the integration of the two businesses resulting from the Merger. While the exact timing, nature and amount of these acquisition and transition related costs are subject to change, Schein anticipates that a one-time pretax charge of approximately $9.0 million for direct incremental acquisition-related costs will be recorded in the quarter in which the Merger is consummated. The estimate is comprised of the following amounts:

                                                                                      (IN
                                                                                  THOUSANDS)
                                                                                 -------------
Professional services..........................................................    $   4,000
Employment contract termination costs..........................................        3,000
Registration and other regulatory costs........................................        1,000
Taxes and other................................................................        1,000
                                                                                      ------
                                                                                   $   9,000
                                                                                      ------
                                                                                      ------

    The direct incremental acquisition-related costs have been reflected as an increase in accounts payable and accrued expenses in the Unaudited Pro Forma Combined Condensed Balance Sheet as of March 29, 1997. The after-tax cost of this anticipated charge ($8.2 million) has been reflected as a reduction in retained earnings in the Unaudited Pro Forma Combined Condensed Balance Sheet as of March 29, 1997.

    In addition to the one-time pretax charge of approximately $9.0 million for direct incremental acquisition-related costs, Schein also expects to record additional special costs associated with systems modifications and other integration related charges after the Merger. Such pretax charges are currently not estimatable, but could be in the range of $5.0 million to $10.0 million. The ultimate amount of such costs and the periods in which they will be charged to expense will vary depending on a number of factors, including the timing and extent of the integration of the businesses.

    The unaudited pro forma combined condensed financial statements do not reflect the special costs associated with systems modifications and other integration related charges described above to be incurred during the remainder of 1997 and thereafter, or any of the anticipated recurring expense savings.

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

                                 MARCH 29, 1997

                                 (IN THOUSANDS)

                                                    HISTORICAL    HISTORICAL       PRO FORMA       PRO FORMA
                                                      SCHEIN         MBM          ADJUSTMENTS       COMBINED
                                                    -----------   ----------   -----------------   ----------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.......................   $   16,911    $   355       $--               $ 17,266
  Accounts receivable, net........................      143,353     30,694        --                174,047
  Inventories.....................................      118,760     15,355        --                134,115
  Deferred income taxes...........................        6,347        782        --                  7,129
  Other...........................................       29,378        970        --                 30,348
                                                    -----------   ----------     ------            ----------
        Total current assets......................      314,749     48,156        --                362,905
  Property and equipment, net.....................       38,374      3,665        --                 42,039
  Goodwill and other intangibles, net.............       56,014      8,605        --                 64,619
  Investments and other...........................       29,416        162        --                 29,578
                                                    -----------   ----------     ------            ----------
                                                     $  438,553    $60,588       $--               $499,141
                                                    -----------   ----------     ------            ----------
                                                    -----------   ----------     ------            ----------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable
    and accrued expenses..........................   $   98,274    $21,340       $9,000(2b)        $127,814
                                                                                   (800)(2c)
  Bank credit lines...............................        6,826      --           --                  6,826
  Current maturities of long-term debt............        8,203        433        --                  8,636
                                                    -----------   ----------     ------            ----------
        Total current liabilities.................      113,303     21,773        8,200             143,276
  Long-term debt..................................       23,707      6,967        --                 30,674
  Other liabilities...............................        2,843        180        --                  3,023
  Minority interest...............................        5,119      --           --                  5,119
  Common stock....................................          233        152         (117)(2a)            268
  Additional paid-in capital......................      255,308     21,012          116(2a)         276,436
  Retained earnings...............................       40,810     10,505       (8,200)(2b)(2c)     43,115
  Treasury stock..................................       (1,156)        (1)           1(2a)          (1,156)
  Foreign currency translation adjustment.........       (1,614)     --           --                 (1,614)
                                                    -----------   ----------     ------            ----------
        Total stockholders' equity................      293,581     31,668       (8,200)            317,049
                                                    -----------   ----------     ------            ----------
                                                     $  438,553    $60,588       $--               $499,141
                                                    -----------   ----------     ------            ----------
                                                    -----------   ----------     ------            ----------

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                   FOR THE THREE MONTHS ENDED MARCH 29, 1997

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                            HISTORICAL  HISTORICAL    PRO FORMA
                                                                              SCHEIN        MBM       COMBINED
                                                                            ----------  -----------  -----------
Net sales.................................................................  $  240,499   $  38,005    $ 278,504
Cost of sales.............................................................     168,777      30,671      199,448
                                                                            ----------  -----------  -----------
Gross profit..............................................................      71,722       7,334       79,056
Selling, general and administrative expenses..............................      64,782       6,857       71,639
Merger costs..............................................................       2,527      --            2,527
                                                                            ----------  -----------  -----------
Operating income..........................................................       4,413         477        4,890
Interest income (expense)--net............................................        (325)       (100)        (425)
Other--net................................................................         (73)     --              (73)
                                                                            ----------  -----------  -----------
Income before taxes on income, minority interest and equity in earnings of
  affiliates..............................................................       4,015         377        4,392
Taxes on income...........................................................       2,480         158        2,638
Minority interest in net income of subsidiaries...........................         (14)     --              (14)
Equity in earnings of affiliates..........................................         (50)     --              (50)
                                                                            ----------  -----------  -----------
Net income................................................................  $    1,499   $     219    $   1,718
                                                                            ----------  -----------  -----------
                                                                            ----------  -----------  -----------
Net income per common share (1)...........................................  $     0.06   $    0.04    $    0.06
                                                                            ----------  -----------  -----------
                                                                            ----------  -----------  -----------
Weighted average common and common equivalent shares outstanding (1)......      23,678       6,149       27,490
                                                                            ----------  -----------  -----------
                                                                            ----------  -----------  -----------

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 28, 1996

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                               HISTORICAL  HISTORICAL   PRO FORMA
                                                                                 SCHEIN       MBM       COMBINED
                                                                               ----------  ----------  -----------
Net sales....................................................................  $  840,122  $  150,143   $ 990,265
Cost of sales................................................................     587,013     119,206     706,219
                                                                               ----------  ----------  -----------
Gross profit.................................................................     253,109      30,937     284,046
Selling, general and administrative expenses.................................     220,500      27,152     247,652
                                                                               ----------  ----------  -----------
Operating income.............................................................      32,609       3,785      36,394
Interest income (expense)--net...............................................        (863)       (719)     (1,582)
Other--net...................................................................         771      --             771
                                                                               ----------  ----------  -----------
Income before taxes on income, minority interest and equity in earnings of
  affiliates.................................................................      32,517       3,066      35,583
Taxes on income..............................................................      11,343       1,321      12,664
Minority interest in net income of subsidiaries..............................         246      --             246
Equity in earnings of affiliates.............................................       1,595      --           1,595
                                                                               ----------  ----------  -----------
Net income...................................................................  $   22,523  $    1,745   $  24,268
                                                                               ----------  ----------  -----------
                                                                               ----------  ----------  -----------
PRO FORMA:
  Historical net income......................................................  $   22,523  $    1,745   $  24,268
  Pro forma adjustment:
  Provision for income taxes on previously untaxed earnings of an
    acquisition..............................................................      (1,197)     --          (1,197)
                                                                               ----------  ----------  -----------
Pro forma net income.........................................................  $   21,326  $    1,745   $  23,071
                                                                               ----------  ----------  -----------
                                                                               ----------  ----------  -----------
Pro forma net income per common share (1)....................................  $     0.98  $     0.31   $    0.91
Pro forma weighted average common and common equivalent shares outstanding
  (1)........................................................................      21,794       5,817      25,401
                                                                               ----------  ----------  -----------
                                                                               ----------  ----------  -----------

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 30, 1995

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                               HISTORICAL  HISTORICAL   PRO FORMA
                                                                                 SCHEIN       MBM       COMBINED
                                                                               ----------  ----------  -----------
Net sales....................................................................  $  623,302  $  119,874   $ 743,176
Cost of sales................................................................     427,448      94,307     521,755
                                                                               ----------  ----------  -----------
Gross profit.................................................................     195,854      25,567     221,421
Selling, general and administrative expenses.................................     174,867      22,413     197,280
Special charges..............................................................      20,797      --          20,797
                                                                               ----------  ----------  -----------
Operating income.............................................................         190       3,154       3,344
Interest income (expense)--net...............................................      (5,283)     (1,239)     (6,522)
Other--net...................................................................         390      --             390
                                                                               ----------  ----------  -----------
Income (loss) before taxes on income, minority interest and equity in
  earnings of affiliates.....................................................      (4,703)      1,915      (2,788)
Taxes on income..............................................................       5,126         806       5,932
Minority interest in net income of subsidiaries..............................         509      --             509
Equity in earnings of affiliates.............................................       1,537      --           1,537
                                                                               ----------  ----------  -----------
Net income (loss)............................................................  $   (8,801) $    1,109   $  (7,692)
                                                                               ----------  ----------  -----------
                                                                               ----------  ----------  -----------
PRO FORMA:
  Historical net income (loss)...............................................  $   (8,801) $    1,109   $  (7,692)
  Pro forma adjustments:
  Special management compensation and professional fees......................      20,797      --          20,797
  Tax effect of above........................................................      (1,174)     --          (1,174)
  Provision for income taxes on previously untaxed earnings of an
    acquisition..............................................................        (533)     --            (533)
Pro forma net income.........................................................  $   10,289  $    1,109   $  11,398
                                                                               ----------  ----------  -----------
                                                                               ----------  ----------  -----------
Pro forma net income per common share(1).....................................  $     0.71  $     0.25   $    0.66
                                                                               ----------  ----------  -----------
                                                                               ----------  ----------  -----------
Pro forma weighted average common and common equivalent shares
  outstanding(1).............................................................      14,517       5,122      17,693
                                                                               ----------  ----------  -----------
                                                                               ----------  ----------  -----------

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1994

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                               HISTORICAL  HISTORICAL   PRO FORMA
                                                                                 SCHEIN       MBM       COMBINED
                                                                               ----------  ----------  -----------
Net sales....................................................................  $  490,834  $  121,604   $ 612,438
Cost of sales................................................................     344,868      94,924     439,792
                                                                               ----------  ----------  -----------
Gross profit.................................................................     145,966      26,680     172,646
Selling, general and administrative expenses.................................     131,009      23,003     154,012
Special charges..............................................................      23,603      --          23,603
                                                                               ----------  ----------  -----------
Operating income (loss)......................................................      (8,646)      3,677      (4,969)
Interest income (expense)--net...............................................      (3,524)     (1,044)     (4,568)
Other--net...................................................................         542      --             542
                                                                               ----------  ----------  -----------
Income (loss) before taxes on income, minority interest and equity in
  earnings of affiliates.....................................................     (11,628)      2,633      (8,995)
Taxes on income (recovery)...................................................      (1,630)        952        (678)
Minority interest in net income of subsidiaries..............................         561      --             561
Equity in earnings of affiliates.............................................         494      --             494
Cumulative effect of accounting change for income taxes prior to 1994........      --             (60)        (60)
                                                                               ----------  ----------  -----------
Net income (loss)............................................................  $  (10,065) $    1,621   $  (8,444)
                                                                               ----------  ----------  -----------
                                                                               ----------  ----------  -----------
PRO FORMA:
  Historical net income (loss)...............................................  $  (10,065) $    1,621   $  (8,444)
  Pro forma adjustments:
  Special management compensation and professional fees......................      23,603      --          23,603
  Tax effect of above........................................................      (5,749)     --          (5,749)
  Provision for income taxes on previously untaxed earnings of an
    acquisition..............................................................        (306)     --            (306)
                                                                               ----------  ----------  -----------
Pro forma net income.........................................................  $    7,483  $    1,621   $   9,104
                                                                               ----------  ----------  -----------
                                                                               ----------  ----------  -----------
Pro forma net income per common share(1).....................................  $     0.57  $     0.36   $    0.57
                                                                               ----------  ----------  -----------
                                                                               ----------  ----------  -----------
Pro forma weighted average common and common equivalent shares
  outstanding(1).............................................................      13,197       4,897      16,233
                                                                               ----------  ----------  -----------
                                                                               ----------  ----------  -----------

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                         CONDENSED FINANCIAL STATEMENTS
                                 (IN THOUSANDS)

NOTE 1--EXCHANGE RATIO

    Under the Merger Agreement, each outstanding share of MBM Common Stock will be converted into 0.62 shares of Schein Common Stock. This exchange ratio was used in computing share and per share amounts in the accompanying unaudited pro forma combined condensed financial statements.

    The computation of earnings per share was also adjusted to reflect the incremental net income ($59 in 1996, $191 in 1995 and $146 in 1994) resulting from MBM's use of the modified treasury stock method.

NOTE 2--PRO FORMA ADJUSTMENTS

    (a) A pro forma adjustment has been made to reflect the issuance of shares in the exchange ratio stated in Note 1 above and the cancellation of MBM treasury stock, in accordance with the Merger Agreement.

    (b) A pro forma adjustment has been made for certain acquisition-related costs and expenses including as described in the fourth paragraph under "Unaudited Pro Forma Combined Condensed Financial Statements."

    (c) A pro forma adjustment has been made for the estimated tax effects of the adjustments discussed in (b) above.

               SCHEIN CONSOLIDATED SELECTED HISTORICAL FINANCIAL
                         INFORMATION AND OPERATING DATA

    The following consolidated selected financial data with respect to Schein's financial position and its results of operations for each of the five years in the period ended December 28, 1996 set forth below has been derived from Schein's audited consolidated financial statements, which have previously been filed with the SEC. The related financial information for the three months ended March 29, 1997 and March 30, 1996 have been derived from the unaudited statements of Schein and, in Schein's opinion, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information. The results for the three months ended March 29, 1997 are not necessarily indicative of the results that may be expected for any other period. The consolidated selected financial data presented below should be read in conjunction with such audited consolidated financial statements and related notes and the other information set forth in this Proxy Statement/Prospectus or incorporated by reference herein. See "SCHEIN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS." The Selected Operating Data and Net Sales by Market Data presented below have not been audited.

                                                                                        YEARS ENDED
                                                         -------------------------------------------------------------------------
                                                         DECEMBER 28,   DECEMBER 30,   DECEMBER 31,   DECEMBER 25,   DECEMBER 26,
                                                             1996           1995           1994           1993           1992
                                                         -------------  -------------  -------------  -------------  -------------
                                                               (IN THOUSANDS, EXCEPT PER SHARE AND SELECTED OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
Net sales..............................................   $   840,122    $   623,302    $   490,834    $   417,838    $   363,477
Cost of sales..........................................       587,013        427,448        344,868        294,954        257,262
                                                         -------------  -------------  -------------  -------------  -------------
Gross profit...........................................       253,109        195,854        145,966        122,884        106,215
Selling, general and administrative expenses...........       220,500        174,867        131,009        111,214         96,853
Special management compensation(1).....................       --              20,797         21,596            617          5,283
Special contingent consideration(2)....................       --             --             --               3,216        --
Special professional fees(3)...........................       --             --               2,007          2,224          2,227
                                                         -------------  -------------  -------------  -------------  -------------
Operating income (loss)................................        32,609            190         (8,646)         5,613          1,852
Interest income........................................         2,558            552            251            856          1,210
Interest expense.......................................        (3,421)        (5,835)        (3,775)        (3,228)        (2,971)
Other income (expense)--net............................           771            390            542           (634)           255
                                                         -------------  -------------  -------------  -------------  -------------
Income (loss) before taxes on income (recovery),
  minority interest and equity in earnings of
  affiliates...........................................        32,517         (4,703)       (11,628)         2,607            346
Taxes on income (recovery).............................        11,343          5,126         (1,630)         1,351            622
Minority interest in net income (loss) of
  subsidiaries.........................................           246            509            561            318           (249)
Equity in earnings of affiliates.......................         1,595          1,537            494          1,296            514
                                                         -------------  -------------  -------------  -------------  -------------
Income (loss) before cumulative effect of accounting
  change...............................................        22,523         (8,801)       (10,065)         2,234            487
Cumulative effect of accounting change.................       --             --             --               1,891        --
                                                         -------------  -------------  -------------  -------------  -------------
Net income (loss)......................................   $    22,523    $    (8,801)   $   (10,065)   $     4,125    $       487
                                                         -------------  -------------  -------------  -------------  -------------
                                                         -------------  -------------  -------------  -------------  -------------
PRO FORMA INCOME DATA (4):
Pro forma operating income.............................   $    32,609    $    20,987    $    14,957
Pro forma net income...................................   $    21,326    $    10,289    $     7,483
Pro forma net income per common share..................   $      0.98    $      0.71    $      0.57
Pro forma average shares outstanding...................        21,794         14,517         13,197
SELECTED OPERATING DATA:
Number of orders shipped...............................     3,079,000      2,630,000      2,275,000      2,044,000      1,824,000
Average order size.....................................   $       273    $       237    $       216    $       204    $       199
NET SALES BY MARKET DATA(5):
Dental(6)..............................................   $   435,643    $   327,697    $   274,337    $   253,223    $   234,655
Medical................................................       191,186        125,565         89,789         71,021         51,923
Veterinary.............................................        35,329         29,330         27,872         24,312         19,481
Technology(7)..........................................        30,965         33,007         14,909          9,866          6,377
International(8).......................................       146,999        107,703         83,927         59,416         51,041
                                                         -------------  -------------  -------------  -------------  -------------
                                                          $   840,122    $   623,302    $   490,834    $   417,838    $   363,477
                                                         -------------  -------------  -------------  -------------  -------------
                                                         -------------  -------------  -------------  -------------  -------------
BALANCE SHEET DATA (AT PERIOD END):
Working capital........................................   $   204,575    $   104,455    $    76,814    $    74,167    $    28,066
Total assets...........................................       467,450        299,364        191,373        161,437        138,043
Total debt.............................................        39,746         43,049         61,138         56,712         41,526
Redeemable stock (9)...................................       --             --              14,745        --             --
Minority interest......................................         5,289          4,547          1,823          1,051            411
Stockholders' equity...................................       292,016        143,865         40,266         43,896         39,927

               SCHEIN CONSOLIDATED SELECTED HISTORICAL FINANCIAL
                         INFORMATION AND OPERATING DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                         THREE MONTHS ENDED
                                                                                   ------------------------------
                                                                                   MARCH 29, 1997  MARCH 30, 1996
                                                                                   --------------  --------------
STATEMENT OF OPERATIONS DATA:

Net sales........................................................................    $  240,499      $  187,339
Gross profit.....................................................................        71,722      $   56,506
Selling, general and administrative expenses.....................................        64,782      $   51,396
Merger costs (10)................................................................         2,527          --
Operating income.................................................................         4,413      $    5,110
Net income.......................................................................    $    1,499      $    2,716
Net income per common share......................................................    $     0.06      $     0.14
Average shares outstanding.......................................................        23,678      $   19,740

BALANCE SHEET DATA (AT PERIOD END):

Working capital..................................................................    $  201,446
Total assets.....................................................................       438,553
Total debt.......................................................................        38,736
Minority interest................................................................         5,119
Stockholders' equity.............................................................       293,581

------------------------

(1) Includes: (a) for 1995, non-cash special management compensation charges of $17.5 million arising from final mark-to-market adjustments (reflecting an increase in estimated market value from 1994 to the initial public offering price of $16.00 per share of Schein Common Stock) for stock grants made to an executive officer of Schein in 1992 and other stock issuances made to certain other senior management of Schein (because of certain repurchase features which expired with Schein's initial public offering), an approximate $2.8 million non-cash special management compensation charge (also based on the initial public offering price of $16.00 per share) relating to compensatory options granted in 1995, and a cash payment of $0.5 million for additional income taxes resulting from such stock issuances; (b) for 1994, non-cash special management compensation arising from accelerated amortization of deferred compensation arising from the 1992 stock grants to an executive officer of Schein of $17.3 million, which included a 1994 mark-to-market adjustment (because of the repurchase features referred to above) of $9.1 million, due to the resolution, with the closing of the Reorganization, of certain contingencies surrounding the issuance of the stock grants, non-cash special management compensation charges of $1.6 million (net of prior accruals of approximately $1.9 million under an executive incentive plan) arising from stock issuances to certain other senior management of Schein, valued at $3.5 million, and cash payments for income taxes of approximately $2.4 million resulting from these stock issuances and $0.3 million for additional income taxes resulting from the 1992 stock grants; (c) for 1993, non-cash special management compensation charges of $0.6 million in amortization of deferred compensation arising from the 1992 stock grants; and (d) for 1992, cash payments of $5.3 million for income taxes resulting from stock grants made to an executive officer of Schein. See "SCHEIN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Overview".

(2) Includes $0.7 million paid in connection with an acquisition and $2.5 million resulting from the buyout of employees' rights to future income contained in their employment agreements. See "SCHEIN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
    OPERATIONS--Overview."

(3) Includes special professional fees incurred by Schein in connection with the Reorganization. See "SCHEIN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Overview".

(4) Reflects the pro forma elimination of special charges incurred in 1995 and 1994 for special management compensation of $20.8 million and $21.6 million, respectively, and special professional fees incurred in 1994 of $2.0 million, arising from the Reorganization, and the related tax effects of $1.2 million and $5.8 million for 1995 and 1994, respectively, and provision for income taxes on previously untaxed earnings of Dentrix Dental Systems, Inc. ("Dentrix") as an S Corporation of $1.2 million, $0.5 million and $0.3 million for 1996, 1995 and 1994, respectively. See "SCHEIN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Overview and Recent Developments."

(5) Restated to conform to 1996 presentation.

(6) Dental consists of Schein's dental business in the United States and Canada.

(7) Technology consists of Schein's practice management software business and certain other value-added products and services.

(8) International consists of Schein's business (substantially all dental) outside the United States and Canada, primarily Europe.

(9) Redeemable stock includes stock issued for compensation which was subject to repurchase by Schein at fair market value in the event of termination of employment of the holder of such shares, as well as shares purchased by the trust for Schein's ESOP and allocable to the ESOP participants. With the completion of Schein's initial public offering, the stock issued for compensation and the ESOP Common Stock were no longer subject to repurchase. See "SCHEIN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS-- Overview".

(10) During the three months ended March 29, 1997, Schein acquired all of the common stock of Dentrix, a provider of clinically-based dental practice management systems, with 1996 net sales of approximately $10.2 million, in exchange for 1,070,000 shares of Schein Common Stock. The Dentrix acquisition was accounted for as a pooling of interests, and, accordingly, the consolidated financial statements for the periods presented have been restated to include Dentrix. In connection with the Dentrix acquisition, Schein incurred merger costs of approximately $2.5 million, or $0.11 per share, in the first quarter of 1997. Included in the merger costs are investment banking, legal, accounting and advisory fees and other nonrecurring costs associated with this acquisition.

                 SCHEIN MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS OF SCHEIN'S CONSOLIDATED FINANCIAL CONDITION AND CONSOLIDATED RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH SCHEIN'S CONSOLIDATED HISTORICAL FINANCIAL STATEMENTS AND NOTES THERETO. See "SCHEIN'S CONSOLIDATED SELECTED HISTORICAL FINANCIAL DATA".

OVERVIEW

    Schein's results of operations in recent years have been significantly impacted by strategies and transactions undertaken by Schein to expand its business, both domestically and internationally, in part to address significant changes in the healthcare industry, including potential national healthcare reform, trends toward managed care, cuts in Medicare, consolidation of healthcare distribution companies and collective purchasing arrangements. Schein's results of operations in recent years have also been impacted by the Reorganization.

    From 1992 through 1994, Schein was a party to a series of transactions leading to the Reorganization that resulted in, among other things, Schein being separated from Schein Holdings and the distribution of shares of the Schein Common Stock to its then current stockholders. In December 1992, an executive officer of Schein received certain stock grants in Schein and Schein Pharmaceutical, Inc. valued at approximately $6.2 million and $2.6 million, respectively, and cash of approximately $5.3 million to pay income taxes on the stock grants received. These stock grants were subject to the occurrence of certain future events, including the fulfillment of the employment term by the executive officer. Accordingly, these stock grants, totaling $8.8 million, were treated as deferred compensation while the cash payments were charged to earnings as special management compensation in the year ended December 26, 1992. During 1993, Schein amortized the deferred compensation relating to stock grants by Schein to the executive officer resulting in a charge to earnings of $0.6 million. In 1994, the contingencies relating to the stock granted to the executive officer were eliminated, such that these shares became fully vested. Accordingly, deferred compensation of $8.8 million, less the 1993 amortization of $0.6 million, plus a mark-to-market adjustment (because of certain repurchase features) of approximately $9.1 million, along with a $0.3 million cash payment for income taxes relating to the 1992 stock grants, was expensed in 1994 as special management compensation.

    In addition, in connection with the Reorganization, certain senior management of Schein were issued shares of Schein Common Stock in 1994 and 1995 to extinguish an obligation under a pre-existing long-term incentive plan and to provide them with an ownership interest in Schein. In connection with the issuance of the shares, a cash payment for income taxes relating to such stock issuances of approximately $2.4 million was paid. This cash bonus, plus $3.5 million, the fair value of the related stock issued, net of amounts accrued under the long-term incentive plan of approximately $1.9 million, resulted in an additional special management compensation charge to Schein of approximately $4.0 million in 1994. Charges to earnings for the year ended 1995 related to a mark-to-market adjustment (because of certain repurchase features) for stock grants made to an executive officer of Schein and the stock issuances of the other senior management of approximately $17.5 million and cash payments of $0.5 million for income taxes related to the stock issuances.

    Additionally, Schein has granted certain employees options for shares of Schein Common Stock, which became exercisable upon Schein's initial public offering on November 3, 1995, at which time substantially all such options vested. Non-recurring special compensation charges for the options issued to employees recorded in the fourth quarter of 1995 amounted to approximately $2.8 million. In addition, Schein recorded an approximate $1.1 million related tax benefit.

    Special charges for special management compensation and special professional fees incurred in connection with the Reorganization aggregated $20.8 million and $23.6 million for 1995 and 1994, respectively.

RECENT DEVELOPMENTS

    Since December 28, 1996, Schein has acquired (i) in a pooling of interests transaction, all of the outstanding common stock of Dentrix Dental Systems, Inc. ("Dentrix"), a provider of clinically-based dental practice management systems with 1996 net sales of approximately $10.2 million, and (ii) a purchase transaction, the business of Smith Holden, the longest operating dental supply company in the United States, with 1996 net sales of approximately $14.2 million. Additionally, on March 7, 1997, Schein entered into the Merger Agreement, and on June 27, 1997 Schein acquired Roane-Barker, Inc., a medical and laboratory supplies and equipment distributor in the Southeast with net sales of approximately $25.0 for the fiscal year ended May 31, 1997, in a pooling of interests transaction.

    MBM distributes medical supplies to physicians and hospitals in the New York metropolitan area, as well as to healthcare professionals in sports medicine, emergency medicine, school health, industrial safety, government and laboratory markets nationwide. MBM had net sales of approximately $150.0 million and earnings of approximately $1.7 million for its fiscal year ended November 30, 1996. Upon completion of the acquisition, Schein believes that it will become North America's largest distributor of healthcare products to office-based healthcare practitioners and a leading provider of healthcare products and services to the U.S. physician market.

    The completion of the transaction is subject to the satisfaction of customary closing conditions, including, among others, MBM shareholder approval. The transaction is expected to be completed by mid-1997 although no assurances can be given in this regard. For a more complete description of the terms of the Merger Agreement, reference is made to the Exhibits of Schein's Form 10-K. Schein has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission with respect to the securities to be issued in connection with the Merger Agreement.

    In connection with the Dentrix acquisition, Schein incurred merger costs of approximately $2.5 million, or $0.11 per share, in the first quarter of 1997. Included in the merger costs are investment banking, legal, accounting and advisory fees and other nonrecurring costs associated with the merger. Additional merger costs are expected to be incurred during 1997 relating to integrating this acquisition.

    Excluding the non-recurring merger costs of $2.5 million, or $0.11 per share, for the Dentrix acquisition, pro forma net income and pro forma net income per common share would have been $4.0 million and $0.17, respectively. The financial statements include adjustments to give effect to the acquisition of Dentrix, effective February 28, 1997, which was accounted for under the pooling of interests method.

    Prior to its acquisition by Schein, Dentrix elected to be treated as an S Corporation under the Internal Revenue Code, and accordingly, its earnings were not subject to taxation at the corporate level. Pro forma adjustments have been made to reflect a provision for income taxes on such previously untaxed earnings for each period presented.

RESULTS OF OPERATIONS

    The following table sets forth for the periods indicated the percentage of net sales by market of Schein and the percentage change in such items for the three months ended March 29, 1997 and March 30, 1996, and for the years ended 1996, 1995 and 1994.

                                                                                                          PERCENTAGE
                                                                                                           INCREASE
                                                    PERCENTAGE OF NET SALES                               (DECREASE)
                          ---------------------------------------------------------------------------  -----------------
                                                                                                         THREE MONTHS
                                                                                                             ENDED
                                                                                                           MARCH 29,
                                                                                                            1997 TO
                             THREE MONTHS ENDED                        YEARS ENDED                       THREE MONTHS
                          ------------------------  -------------------------------------------------        ENDED
                           MARCH 29,    MARCH 30,    DECEMBER 28,     DECEMBER 30,     DECEMBER 31,        MARCH 30,
                             1997         1996           1996             1995             1994              1996
                          -----------  -----------  ---------------  ---------------  ---------------  -----------------
NET SALES BY MARKET(1):
Dental(2)...............        52.4%        50.5%          51.8%            52.6%            55.9%             33.4%
Medical.................        23.3         21.4           22.8             20.1             18.3              39.6
Veterinary..............         4.1          4.5            4.2              4.7              5.7              16.9
Technology(3)...........         3.3          4.2            3.7              5.3              3.0              (1.6)
International(4)........        16.9         19.4           17.5             17.3             17.1              12.2
                               -----        -----          -----            -----            -----
                               100.0%       100.0%         100.0%           100.0%           100.0%             28.4



                            1996 TO      1995 TO
                             1995         1994
                          -----------  -----------
NET SALES BY MARKET(1):
Dental(2)...............        32.9%        19.5%
Medical.................        52.3         39.8
Veterinary..............        20.5          5.2
Technology(3)...........        (6.2)       121.4
International(4)........        36.5         28.3

                                34.8         27.0

------------------------

(1) Restated to conform to 1996 presentation.

(2) Dental consists of Schein's dental business in the United States and Canada.

(3) Technology consists of Schein's practice management software business and certain other value-added products and services.

(4) International consists of Schein's business (substantially all dental) outside the United States and Canada, primarily in Europe.

THREE MONTHS ENDED MARCH 29, 1997 COMPARED TO THREE MONTHS ENDED MARCH 30, 1996

    Net sales increased $53.2 million, or 28.4%, to $240.5 million for the three months ended March 29, 1997 from $187.3 million for the three months ended March 30, 1996. Schein estimates that overall approximately 17.1% of the increase was due to internal growth, while the remaining 11.3% was due to acquisitions. Of the $53.2 million increase, approximately $31.6 million represented a 33.4% increase in Schein's dental business, $15.9 million represented a 39.6% increase in its medical business, $4.4 million represented a 12.2% increase in its international business, and $1.4 million represented a 16.9% increase in Schein's veterinary business. Technology net sales decreased $0.1 million, or 1.6%. The increase in dental net sales was primarily the result of the continuing favorable impact of Schein's integrated sales and marketing approach (which coordinates the efforts of its field sales consultants with its direct marketing and telesales personnel), acquisitions, continued success in Schein's target marketing programs and increased sales in the large dental equipment market. The increase in medical net sales was primarily due to acquisitions, increased net sales to renal dialysis centers and net sales to customers enrolled in the AMA Purchase Link program. In the international market, the increase in net sales was due equally to acquisitions and increased unit volume growth. Unfavorable exchange rate translation adjustments resulted in a net sales decrease of approximately $1.4 million. Had net sales for the international market been translated at the same exchange rates in effect during 1996, net sales would have increased by an additional 4.0%. In the veterinary market, the increase in net sales was primarily due to increased account penetration with corporate accounts. In the technology market, sales were essentially unchanged from the prior year's quarter.

    Gross profit increased by $15.2 million, or 26.9%, to $71.7 million for the three months ended March 29, 1997 from $56.5 million for the three months ended March 30, 1996, while gross profit margin decreased to 29.8% from 30.2%. The $15.2 million increase in gross profit was primarily due to increased sales volume and acquisitions. The decrease in gross profit margin was primarily due to lower technology sales as a percentage of total net sales and other sales mix changes.

    Selling, general and administrative expenses increased by $13.4 million, or 26.1%, to $64.8 million for the three months ended March 29, 1997 compared to $51.4 million for the three months ended March 30, 1996. Selling and shipping expenses increased by $8.2 million, or 23.8%, to $42.7 million for the three months ended March 29, 1997 from $34.5 million for the three months ended March 30, 1996. As a percentage of net sales, selling and shipping expenses decreased 0.6% to 17.8% for the three months ended March 29, 1997 from 18.4% for the three months ended March 30, 1996. This decrease was primarily due to leveraging of Schein's distribution infrastructure, partially offset by an increase in selling expenses. General and administrative expenses increased $5.2 million, or 30.8%, to $22.1 million for the three months ended March 29, 1997 from $16.9 million for the three months ended March 30, 1996, primarily as a result of acquisitions. As a percentage of net sales, general and administrative expenses increased 0.2% to 9.2% for the three months ended March 29, 1997 from 9.0% for the three months ended March 30, 1996.

    Other income (expense)-net decreased by $0.2 million, or 33.3%, to ($0.4) million for the three months ended March 29, 1997 from ($0.6) million for the three months ended March 30, 1996. This decrease was primarily due to a decrease in average borrowings, which were partially paid off with proceeds from Schein's follow-on offering in June 1996, combined with an increase in imputed interest income arising from non-interest bearing extended payment term sales.

    For the three months ended March 29, 1997, Schein's effective tax rate was 61.8%, excluding merger costs, substantially all of which are not deductible for income tax purposes, Schein's effective tax rate would have been 37.9%. The difference between the effective tax rate and the federal statutory rate relates primarily to a favorable tax treatment for certain donated inventory. For the three months ended March 30, 1996, Schein's effective rate was 43.7%, which was higher than the federal statutory rate primarily due to state income taxes and the non-deductible net operating losses of certain foreign subsidiaries.

1996 COMPARED TO 1995

    Net sales increased $216.8 million, or 34.8%, to $840.1 million in 1996 from $623.3 million in 1995. Of the $216.8 million increase, approximately $107.9 million represented a 32.9% increase in Schein's dental business, $65.6 million represented a 52.3% increase in its medical business, $39.3 million represented a 36.5% increase in its international business and $6.0 million represented a 20.5% increase in Schein's veterinary business, offset by a $2.0 million, or 6.2%, decrease in its technology business. The dental net sales increase was primarily the result of Schein's continued emphasis on its integrated sales and marketing approach (which coordinates the efforts of its field sales consultants with its direct marketing and telesales personnel), expansion into the U.S. market for large dental equipment and acquisitions. Of the approximately $65.6 million increase in medical net sales, approximately $20.9 million, or 31.9%, represents incremental net sales to renal dialysis centers, with the effects of acquisitions and increased outbound telesales activity primarily accounting for the balance of the increase in medical net sales. In the international market, the increase in net sales was due to acquisitions, primarily in France, and increased account penetration in Germany and the United Kingdom. Unfavorable exchange rate translation adjustments resulted in a net sales decrease of approximately $4.4 million. Had net sales for the international market been translated at the same exchange rates in effect during 1995, net sales would have increased by an additional 4.1%. In the veterinary market, the increase in net sales was due to the full year impact of new product lines introduced in the fourth quarter of 1995, increased account penetration and continued volume growth to customers of a veterinary-sponsored purchasing service. As anticipated, net sales in

Schein's technology group was below last year's sales volume levels due to unusually high sales volume in the fourth quarter of 1995 due to the introductory launch, at that time, of Schein's Easy Dental-Registered Trademark-Plus Windows-Registered Trademark- based product; offset due to increase in sales of Dentrix software systems.

    Gross profit increased by $57.2 million, or 29.2%, to $253.1 million in 1996, from $195.9 million in 1995, while gross profit margin decreased by 1.3% to 30.1% from 31.4% for the same period. The decrease in gross profit margin was primarily due to product mix as fewer high margin Easy
Dental-Registered Trademark- Plus for Windows-Registered Trademark- products were sold in 1996. Excluding gross profit margin for Schein's technology group, which was 69.0% for 1996 as compared to 79.3% for 1995, gross profit margins were relatively unchanged at 28.6% for 1996 as compared to 28.7% for 1995.

    Selling, general and administrative expenses increased by $45.6 million, or 26.1%, to $220.5 million in 1996 from $174.9 million in 1995. Selling and shipping expenses increased by $38.2 million, or 33.6%, to $151.8 million in 1996 from $113.6 million in 1995. As a percentage of net sales, selling and shipping expenses decreased 0.1% to 18.1% in 1996 from 18.2% in 1995. The decrease in selling and shipping expenses as a percentage of net sales was primarily due to reductions in sales promotions offered by Schein's technology group in conjunction with the introductory promotion of Easy
Dental-Registered Trademark- Plus for Windows-Registered Trademark- version which occurred during 1995. These introductory promotional expenses represented 0.6% of net sales in 1995. Excluding these expenses from 1995, selling and shipping expenses, as a percentage of net sales, would have been 0.4% higher than last year. This increase was due primarily to various promotional programs and incremental field sales and marketing personnel. General and administrative expenses increased $7.4 million, or 12.1%, to $68.7 million in 1996 from $61.3 million in 1995, primarily as a result of acquisitions. As a percentage of net sales, general and administrative expenses decreased 1.6% to 8.2% in 1996 from 9.8% in 1995 due primarily to the relatively fixed nature of general and administrative expenses when compared to the 34.8% increase in sales volume for the same period.

    Net interest expenses decreased $4.4 million to $0.9 million in 1996 from $5.3 million in 1995. This decrease primarily resulted from the use of the proceeds of Schein's follow-on offering in June 1996 to reduce debt and an increase in interest income arising from the temporary investment of proceeds in excess of debt and imputed interest income arising from non-interest bearing extended payment term sales, offset in part by an increase in average interest rates.

    For 1996, Schein's provision for taxes was $11.3 million, while the pre-tax income was $32.6 million. On a pro forma basis, adjusting for a provision for taxes on the previously untaxed earnings of Dentrix included in 1996 results, Schein's effective tax rate would have been 38.6%. The difference between Schein's effective tax rate and the Federal statutory rate relates primarily to state income taxes offset by tax-exempt interest on municipal securities. In 1995, Schein's provision for taxes was $5.1 million, while the pre-tax loss was $4.7 million. The difference between the tax provision and the amount that would have been recoverable by applying the statutory rate to pre-tax loss was attributable substantially to the non-deductibility for income tax purposes of the $17.5 million appreciation in the value of the stock issued to an executive officer and other senior management of Schein. On a pro forma basis, excluding special charges, and adjusting for a provision for taxes on the previously untaxed earnings of Dentrix including in 1995 results, taxes on income for 1995 were $6.8 million, resulting in an effective tax rate of 42.5%. The difference between the pro forma effective tax rate and the Federal statutory rate relates primarily to state income taxes and currently non-deductible net operating losses of certain foreign subsidiaries, primarily in France, which are not included in Schein's consolidated tax return.

    In the fourth quarter of 1996 Schein made adjustments which increased net income by approximately $2.4 million. These adjustments, which related predominately to estimated reserves for premium coupon redemptions, finance charges receivable and income taxes, resulted from management's updated evaluations of historical trends (reflecting changes in business practices and other factors) and other assumptions underlying such estimates. The amounts of such reserves in prior quarters were based on reasonable estimates reflecting available facts and circumstances.

1995 COMPARED TO 1994

    Net sales increased $132.5 million, or 27.0%, to $623.3 million in 1995 from $490.8 million in 1994. Of the $132.5 million increase, approximately $53.4 million represented a 19.5% increase in Schein's dental business, $35.8 million represented a 39.8% increase in its medical business, $23.8 million represented a 28.3% increase in its international business, $18.1 million represented a 121.4% increase in its technology business and $1.4 million represented a 5.2% increase in Schein's veterinary business. The dental net sales increase, after taking into consideration acquisitions, was primarily due to Schein's increase in field sales consultants and telesales personnel, database marketing programs and promotional activities. Of the approximately $35.8 million increase in medical net sales, approximately $17.0 million, or 47.5%, represents incremental net sales to renal dialysis centers, with the effects of acquisitions and increased telesales personnel accounting for the other major increase in net sales. In the international market, the increase in net sales was due to the full year benefit of an acquisition made in France in July 1994, acquisitions made in 1995, increased unit volume growth and favorable exchange rate translation adjustments. The increase in net sales for Schein's technology market was primarily the result of an increase in unit sales due to the release of the new Windows-Registered Trademark- version of Easy
Dental-Registered Trademark- Plus software in December 1995 and substantial price increases. The increased pricing on the Easy Dental-Registered Trademark-Plus software product was accompanied by substantial sales promotions and related expense, offset by increased Dentrix software sales. In the veterinary market, Schein now earns a commission on certain products which the manufacturer now sells direct. Including those sales on a basis similar to 1994, sales to the veterinary market would have increased by approximately 19.0%.

    Gross profit increased by $49.9 million, or 34.2%, to $195.9 million in 1995, from $146.0 million in 1994, while gross profit margin increased by 1.7% to 31.4% from 29.7% for the same period. Of the 1.7% increase in gross profit margin, approximately 82.4%, or 1.4%, was primarily attributed to increased sales volume of Schein's Easy Dental-Registered Trademark- Plus software, which carried a higher gross profit margin than other products sold by Schein. The higher net sales volume for Schein's technology business, up 121.4% to $33.0 million from $14.9 million for the same period last year, was primarily due to the release of the new Windows-Registered Trademark- version of Easy Dental-Registered Trademark- Plus software, which increased unit sales, coupled with substantial price increases. The increased pricing on the Easy Dental-Registered Trademark- Plus software product was accompanied with substantial sales promotions. The balance of the change in gross profit margin was due to changes in product mix.

    Selling, general and administrative expenses increased by $43.9 million, or 33.5%, to $174.9 million in 1995 from $131.0 million in 1994. Selling and shipping expenses increased by $35.3 million, or 45.1%, to $113.6 million in 1995 from $78.3 million in 1994. As a percentage of net sales, selling and shipping expenses increased 2.2% to 18.2% in 1995 from 16.0% in 1994. The increase in selling and shipping expenses as a percentage of net sales was primarily due to substantial sales promotions offered by Schein's technology group in conjunction with the promotion of Easy Dental-Registered Trademark-Plus software and the new Windows-Registered Trademark- version released in December 1995, which accounted for approximately 0.9% of the 2.2% increase in selling and shipping expenses as a percentage of net sales. The balance of the increase was due primarily to various promotional programs and incremental field sales and marketing personnel. General and administrative expenses increased $8.6 million, or 16.3%, to $61.3 million in 1995 from $52.7 million in 1994, primarily as a result of acquisitions. As a percentage of net sales, general and administrative expenses decreased 0.9% to 9.8% in 1995 from 10.7% in 1994 due primarily to the relatively fixed nature of general and administrative expenses when compared to the 27.0% increase in sales volume for the same period.

    Interest expense--net increased $1.8 million, or 51.4%, to $5.3 million in 1995 from $3.5 million in 1994. This increase was due to two factors: average interest rates rose to 8.3% in 1995 from 6.4% in 1994, and Schein's average borrowings increased by $11.6 million in 1995 as compared to 1994 as a result of higher working capital requirements and financing of acquisitions.

    Equity in earnings of affiliates increased by $1.0 million, or 200.0%, to $1.5 million in 1995 from $0.5 million in 1994. This increase in equity in earnings of affiliates was primarily due to an increase in earnings of one unconsolidated affiliate which was the result of increased sales volume and the acquisition of another unconsolidated affiliate during the fourth quarter of 1995.

    In 1995, Schein's provision for taxes was $5.1 million, while the pre-tax loss was $4.7 million. The difference between the tax provision and the amount that would have been recoverable by applying the statutory rate to pre-tax loss was attributable substantially to the non-deductibility for income tax purposes of the $17.5 million appreciation in the value of the stock issued to an executive officer and other senior management of Schein. On a pro forma basis, to give effect to special charges, and adjusting for a provision for taxes on the previously untaxed earnings of Dentrix included in 1995 results, taxes on income for 1995 were $6.8 million, resulting in an effective tax rate of 42.5%. The difference between the pro forma effective tax rate and the Federal statutory rate relates primarily to state income taxes and currently non-deductible net operating losses of certain foreign subsidiaries, primarily in France, which are not included in Schein's consolidated tax return. In 1994, the income tax recovery was $1.6 million, while the pre-tax loss was $11.6 million. The effective tax rate of Schein for 1994 differed from the Federal statutory rate, primarily due to non-deductible special charges of approximately $9.1 million arising from the appreciation in the value of stock issued to an executive officer of Schein and currently non-deductible net operating losses of certain foreign subsidiaries.

INFLATION

    Schein's Management does not believe inflation had a material adverse effect on the financial statements for the periods presented.

RISK MANAGEMENT

    Schein has operations in the United States, Canada, the United Kingdom, The Netherlands, Belgium, Germany, France, the Republic of Ireland and Spain. Each of Schein's operations endeavors to protect its margins by using foreign currency forward contracts to hedge the estimated foreign currency payments to foreign vendors. The total U.S. dollar equivalent of all foreign currency forward contracts hedging vendor payments was $5.0 million as of the 1996 fiscal year end.

    Schein considers its investment in foreign operations to be both long-term and strategic. As a result, Schein does not hedge the long-term translation exposure to its balance sheet. Schein experienced a negative translation adjustment of $0.5 million in 1996 and a positive translation adjustment of $0.3 million in 1995, which adjustments were reflected in the balance sheet as an adjustment to stockholders' equity. The cumulative translation adjustment at the end of 1996 showed a net negative translation adjustment of $0.6 million.

    Schein issues a Canadian catalog once a year with prices stated in Canadian dollars; however, orders are shipped from Schein's United States warehouses resulting in U.S. dollar costs for Canadian dollar sales. To minimize the exposure to fluctuations in foreign currency exchange rates, Schein enters into foreign currency forward contracts with major international banks and an unconsolidated 50%--owned company to convert estimated monthly Canadian dollar receipts into U.S. dollars. Schein usually enters into the forward contract prior to the issuance of its Canadian catalog and for the expected life of the catalog. As of December 28, 1996, Schein had 28 forward contracts outstanding for the forward sale of 5.2 million Canadian dollars. The last of the contracts expires on October 31, 1997, however, Schein anticipates entering into new contracts in the normal course of its business.

    Schein borrowed money in U.S. dollars under a term loan related to the acquisition of Van den Braak, a Netherlands company. Schein loaned the proceeds to Henry Schein B.V. in Netherland Guilders ("NLG") with principal and interest payable in NLGs. To minimize the resultant exposure to fluctuations in foreign currency exchange rates between the U.S. dollar and the Netherland Guilder, Schein entered into a series of foreign currency forward contracts to sell NLGs for U.S. dollars. As of December 28, 1996, Schein had 5 contracts outstanding for the forward sale of NLG 7.1 million. The last contract expires on October 31, 1997.

    Schein entered into two interest rate swaps with major financial institutions to exchange variable rate interest for fixed rate interest. The net result was to substitute a weighted average fixed interest rate of 7.81% for the variable LIBOR rate on $13.0 million of Schein's debt. The interest rate swaps expire in October and November of 2001.

LIQUIDITY AND CAPITAL RESOURCES

    Schein's principal capital requirements have been to fund (a) working capital needs resulting from increased sales, extended payment terms on various products and special inventory forward buy-in opportunities, (b) acquisitions, and (c) capital expenditures. Since sales have been strongest during the fourth quarter and special inventory forward buy-in opportunities are most prevalent just before the end of the year, Schein's working capital requirements have been generally higher from the end of the third quarter to the end of the first quarter of the following year. Schein has financed its business primarily through its revolving credit facilities and stock issuances.

    Net cash used in operating activities for the three months ended March 29, 1997 of $17.3 million resulted primarily from a net increase in working capital of $21.6 million offset, in part, by net income adjusted for non-cash charges relating primarily to depreciation and amortization of approximately $4.5 million. The increase in working capital was primarily due to (i) a decrease in accounts payable and other accrued expenses of $28.6 million resulting primarily from payments to vendors for inventory purchased as part of Schein's year-end inventory forward buy-in program and, (ii) a $3.0 million increase in accounts receivable resulting from increased sales and extended payment terms, offset by,
(i) a $9.5 million decrease in inventory, and (ii) a $0.4 million decrease in other current assets. Schein anticipates future increases in working capital as a result of its continued sales growth.

    Net cash used in operating activities for the year ended December 28, 1996 of $30.1 million resulted primarily from a net increase in working capital of $63.0 million offset in part by net income, adjusted for non-cash charges relating primarily to depreciation and amortization and deferred income taxes of $30.5 million and $2.4 million, respectively. The increase in working capital was primarily due to (i) a $43.1 million increase in accounts receivable resulting primarily from increased net sales (80.7%) and extended payment terms (10.9%), and a decrease in the percentage of customers who make payment with their orders (5.7%), (ii) a $23.1 million increase in inventories primarily due to year-end inventory buying opportunities and (iii) an $8.6 million increase in loans and other receivables offset in part by an increase in accounts payable and other accrued expenses of $11.8 million. Schein anticipates future increases in working capital as a result of its continued sales growth, extended payment terms and special inventory buying opportunities.

    Net cash used in investing activities for the three months ended March 29, 1997 of $7.2 million resulted primarily from cash outlays for acquisitions of $4.4 million and capital expenditures of $2.4 million. The increased amount of capital expenditures over the comparable prior year period was due to the development of new computer systems, as well as expenditures for additional operating facilities. Schein expects that it will continue to invest in excess of $10.0 million per year in capital projects to modernize and expand its facilities and infrastructure systems.

    Net cash used in investing activities for the year ended December 28, 1996, of $49.4 million resulted primarily from cash used to make acquisitions of $32.5 million and capital expenditures of $11.5 million. During the past three years, Schein has invested more than $26.3 million in the development of new computer systems, and expenditures for new operating facilities. Schein expects that it will continue to invest in excess of $10.0 million per year in capital projects to modernize and expand its facilities and infrastructure systems.

    Net cash used in financing activities for the three months ended March 29, 1997 of $2.3 million resulted primarily from net payments on long-term debt and bank credit lines. A balloon payment of approximately $3.5 million is due on October 31, 1997 under a term loan associated with a foreign acquisition.

    Net cash provided by financing activities for the year ended December 28, 1996 of $114.4 million resulted primarily from net cash proceeds from a follow-on offering of Schein's Common Stock, which was completed on June 21, 1996 amounting to $124.1 million, partially offset by net debt repayments of approximately $5.6 million.

    A balloon payment of approximately $3.5 million is due on October 31, 1997 under a term loan associated with a foreign acquisition. In addition, with respect to certain acquisitions and joint ventures, holders of minority interest in the acquired entities or ventures have the right at certain times to require Schein to acquire their interest at either fair market value or a formula price based on earnings of the entity.

    Pursuant to a shareholders' agreement, certain minority shareholders of a subsidiary of Schein have advised Schein of their intention to exercise their option to sell their shares in the subsidiary to Schein. The value of the shares which will be put to Schein under the shareholders' agreement is estimated to be approximately $11.5 million and is expected to be payable in cash and term notes of approximately $3.0 million and $8.5 million, respectively. It is expected that the term notes will be payable upon demand at anytime within five years of issue, but no more than one-half after each of the first and second anniversaries of issue.

    Schein's cash and cash equivalents as of March 29, 1997 of $16.9 million are invested primarily in short-term tax-exempt securities rated AAA by Moodys (or an equivalent rating). These investments have staggered maturity dates, none greater than three months, and have a high degree of liquidity since the securities are actively traded in public markets.

    Schein entered into an amended revolving credit facility on January 31, 1997 that increased its main credit facility from $65.0 million to $100.0 million, extended the facility termination to January 30, 2002 and reduced the interest rate on Schein's borrowings under the facility. Borrowings under the credit facility were $19.5 million at March 29, 1997. Certain of Schein's subsidiaries have revolving credit facilities that total approximately $10.0 million under which $6.8 million have been borrowed at March 29, 1997.

    Since December 28, 1996, Schein has acquired (i) in a "pooling of interests" transaction, all of the outstanding common stock of Dentrix, a provider of clinically-based dental practice management systems, with 1996 net sales of approximately $10.2 million, and (ii) in a purchase transaction, the business of Smith Holden, Inc., the longest operating dental supply company in the United States, with 1996 net sales of approximately $14.2 million. The aggregate purchase price for acquisitions completed in the first quarter of 1997 was approximately $32.8 million, payable $28.4 million in stock and $4.4 million in cash. Additionally, on March 7, 1997, Schein entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Micro Bio-Medics, Inc. ("MBM") will merge into a wholly-owned subsidiary of Schein. As a result of the transaction, which has been approved by the Boards of Directors of MBM and Schein, each outstanding share of MBM's Common Stock will be exchanged at a fixed rate of 0.62 of a share of Schein's Common Stock.

    The completion of the transaction is subject to the satisfaction of customary closing conditions, including, among others, MBM shareholder approval. The transaction is expected to be completed by mid-1997 although no assurances can be given in this regard.

    The aggregate purchase price of the acquisitions completed during 1996 was approximately $38.8 million, payable $32.5 million in cash, $0.9 million in notes and $5.4 million in stock. The cash portion of the purchase price was primarily funded by proceeds from Schein's initial public offering, completed in November 1995, and a follow-on offering, completed in June 1996.

    Schein believes that its cash and cash equivalents of $16.9 million as of March 29, 1997, its anticipated cash flow from operations, its ability to access public debt and equity markets and the availability of funds under its existing credit agreements will provide it with sufficient liquidity to meet its currently foreseeable short-term and long-term capital needs.

           MBM CONSOLIDATED SELECTED HISTORICAL FINANCIAL INFORMATION

    The following consolidated selected historical financial information with respect to MBM's financial position and its results of operations for each of the five years in the period ended November 30, 1996 set forth below has been derived from the audited consolidated financial statements of MBM, which have previously been filed with the SEC. The related financial information for the three months ended February 28, 1997 and February 29, 1996 have been derived from the unaudited statements of MBM and, in MBM's opinion, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information. The results for the three month period ended February 28, 1997 are not necessarily indicative of the results that may be expected for the year ending November 30, 1997. The consolidated selected financial information presented below should be read in conjunction with such audited consolidated historical financial statements and related notes and the other information set forth in this Proxy Statement/Prospectus or incorporated herein by reference. See "MBM MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS".

                                                                              YEARS ENDED NOVEMBER 30,
                                                       -----------------------------------------------------------------------
                                                           1996           1995           1994           1993          1992
                                                       -------------  -------------  -------------  ------------  ------------
STATEMENT OF OPERATIONS DATA:
Net sales............................................  $ 150,142,529  $ 119,873,764  $ 121,604,461  $ 73,951,410  $ 61,629,435
Cost of goods sold...................................    119,205,502     94,307,143     94,923,689    56,347,353    47,287,409
                                                       -------------  -------------  -------------  ------------  ------------
Gross profit.........................................     30,937,027     25,566,621     26,680,772    17,604,057    14,342,026
                                                       -------------  -------------  -------------  ------------  ------------
Expenses:
  Selling, shipping and warehouse....................    17, 357,225     14,511,793     14,421,280     8,521,021     6,852,670
  General and administrative.........................      9,795,069      7,901,052      8,581,615     6,525,488     5,015,128
  Interest and financing costs -net..................        719,198      1,238,887      1,044,257       502,329       289,355
                                                       -------------  -------------  -------------  ------------  ------------
  Total expenses.....................................     27,871,492     23,651,732     24,047,152    15,548,838    12,157,153
                                                       -------------  -------------  -------------  ------------  ------------
Income before provision for income tax...............      3,065,535      1,914,889      2,633,620     2,055,219     2,184,873
Provision for income taxes...........................      1,320,700        806,000        952,000       853,000       962,000
                                                       -------------  -------------  -------------  ------------  ------------
Income before cumulative effect of accounting
  change.............................................      1,744,835      1,108,889      1,681,620     1,202,219     1,222,873
Cumulative effect of accounting change for income
  taxes prior to 1994................................       --             --              (60,000)      --            --
                                                       -------------  -------------  -------------  ------------  ------------
Net income...........................................  $   1,744,835  $   1,108,889  $   1,621,620  $  1,202,219  $  1,222,873
                                                       -------------  -------------  -------------  ------------  ------------
                                                       -------------  -------------  -------------  ------------  ------------
Earnings per common and common equivalent share
  before cumulative effect of accounting change......  $        0.31  $        0.25  $        0.37  $       0.30  $       0.41
Cumulative effect of accounting change for income
  taxes prior to 1994................................       --             --                (0.01)      --            --
                                                       -------------  -------------  -------------  ------------  ------------
Earnings per common and common equivalent share......  $        0.31  $        0.25  $        0.36  $       0.30  $       0.41
                                                       -------------  -------------  -------------  ------------  ------------
                                                       -------------  -------------  -------------  ------------  ------------
Average number of shares used to compute earnings per
  common and common equivalent share(1)..............      5,816,469      5,121,634      4,896,518     4,734,746     3,481,415
                                                       -------------  -------------  -------------  ------------  ------------
                                                       -------------  -------------  -------------  ------------  ------------
BALANCE SHEET DATA
  (AT PERIOD END):
Dividends paid.......................................           None           None           None          None          None
Working Capital......................................  $  28,112,222  $  29,965,266  $  30,141,450  $ 20,965,370  $ 15,819,417
Long-Term Debt (net of current maturities)...........      8,714,567     17,270,062     19,381,239     9,584,684     9,410,079
Total Assets.........................................     60,443,816     51,135,712     54,461,087    32,784,234    27,934,060
Stockholders' Equity.................................     31,391,765     21,064,152     18,067,056    16,193,524    10,461,736
Stockholders' Equity Per Share (1)...................  $        5.40  $        4.11  $        3.69  $       3.42  $       3.01
Tangible Book Value Per Share (1)....................  $        3.98  $        3.14  $        2.92  $       3.13  $       2.72

------------------------

(1) Includes additional shares assuming conversion of stock options and warrants utilizing the modified treasury stock method.

           MBM CONSOLIDATED SELECTED HISTORICAL FINANCIAL INFORMATION

                                                                                          THREE MONTHS ENDED
                                                                                     ----------------------------
                                                                                     FEBRUARY 28,   FEBRUARY 29,
                                                                                         1997           1996
                                                                                     -------------  -------------
STATEMENT OF OPERATIONS DATA:
Net sales..........................................................................  $  38,004,627  $  29,887,421
Cost of goods sold.................................................................     30,670,850     23,591,909
                                                                                     -------------  -------------
Gross profit.......................................................................      7,333,777      6,295,512
                                                                                     -------------  -------------
Expenses:
  Selling, shipping and warehouse..................................................      4,501,452      3,823,293
  General and administrative.......................................................      2,355,750      2,006,500
  Interest and financing costs--net................................................         99,739        314,103
                                                                                     -------------  -------------
  Total expenses...................................................................      6,956,941      6,143,896
                                                                                     -------------  -------------
Income before provision for income tax.............................................        376,836        151,616
Provision for income taxes.........................................................        158,300         63,700
                                                                                     -------------  -------------
Net income.........................................................................  $     218,536  $      87,916
                                                                                     -------------  -------------
                                                                                     -------------  -------------
Earnings per common and common equivalent share....................................  $        0.04  $        0.02
                                                                                     -------------  -------------
                                                                                     -------------  -------------
Average number of shares used to compute earnings per common and common equivalent
  share............................................................................      6,149,343      5,499,024
                                                                                     -------------  -------------
                                                                                     -------------  -------------

BALANCE SHEET DATA (AT PERIOD END):
Dividends Paid.....................................................................           None           None
Working Capital....................................................................  $  26,382,739
Long-term Debt (net of current maturities).........................................      6,966,659
Total Assets.......................................................................     60,588,092
Stockholders' Equity...............................................................     31,668,076
Stockholders' Equity Per Share(1)..................................................  $        5.15
Tangible Book Value Per Share(1)...................................................  $        3.75

------------------------

(1) Includes additional shares assuming conversion of stock options and warrants utilizing the treasury stock method.

                  MBM MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

    For the three months ended February 28, 1997 net sales increased 27.2% from the three months ended February 29, 1996. The increase in net sales resulted from MBM's increased volume to hospitals, the acquisition of Stone Medical Supply Corporation ("Stone") and MBM's continuing effort to gain market penetration and sales volume from its existing customer base and the addition of new customers. For the three months ended February 28, 1997, the introduction of new products, changing prices and inflation had no material impact on MBM's operations.

    For fiscal 1996, net sales increased 25.3%. The increase in net sales resulted from MBM's increased volume to hospitals, the acquisition of Stone and its continuing effort to gain market penetration and sales volume to its existing customer base and the addition of new customers.

    For fiscal 1995, net sales decreased 1.4%. The decrease in net sales for the fiscal 1995 resulted in MBM's downsizing of unprofitable divisions acquired from Clark Surgical Corp. ("Clark") during the prior year. During 1996, 1995 and 1994, the introduction of new products, changing prices and inflation had no material impact on MBM's operations.

    Net income for the three months ended February 28, 1997 was .6% of net sales, versus .3% of net sales for the three months ended February 29, 1996. The increase for the three months ended February 28, 1997 was due to increased sales volume to hospitals, MBM's acquisition of Stone during the prior year's quarter and lower interest expense as a result of lower interest rates charged by financial institutions and lower debt.

    Net income for fiscal 1996 was 1.2% of net sales versus .9% of net sales in fiscal 1995. The increase for fiscal 1996 versus fiscal 1995 was due to increased sales volume to hospitals, MBM's acquisition of Stone, lower interest expense as a result of using the proceeds from the conversion of outstanding warrants to decrease long-term debt and decreases in the interest rates charged by financial institutions partially offset by a fourth quarter increase in provisions for estimated inventory obsolescence of approximately $400,000, net of taxes.

    Net income for fiscal 1995 was .9% of net sales versus 1.3% of net sales in fiscal 1994. Net income before the cumulative effect of accounting change in 1994 was 1.4% of net sales. The decrease for fiscal 1995 versus fiscal 1994 was due to increased interest rates charged by financial institutions, the downsizing of unprofitable divisions acquired from Clark during the prior year, a decrease in the overall consolidated gross profit percentage and an increase in the effective income tax rate for 1995.

GROSS PROFIT/OPERATING EXPENSES

    Gross profit for the three months ended February 28, 1997, expressed as a percent of net sales, decreased from 21.1% to 19.3% from the three months ended February 29, 1996 due to increased sales to hospitals and changes in the product mix.

    Gross profit for fiscal 1996 was 20.6% of net sales versus 21.3% of net sales in fiscal 1995. The decrease in gross profit was a result of increased sales to hospitals and changes in MBM's product mix. Gross profit for fiscal 1995 was 21.3% of net sales versus 21.9% of net sales in fiscal 1994. The decrease in gross profit was a result of changes in MBM's product mix.

    Selling, shipping and warehouse and general and administrative expenses, expressed as a percent of net sales, decreased 1.5% for the three months ended February 28, 1997 when compared to the prior period.

    Selling, shipping and warehouse and general and administrative expenses expressed as a percent of net sales decreased .6% for fiscal 1996 as compared to fiscal 1995. Selling, shipping and warehouse and general and administrative expenses expressed as a percent of net sales decreased .2% for fiscal 1995 as compared to fiscal 1994.

INTEREST AND FINANCING COSTS (NET OF INTEREST INCOME)

    Interest expense net of interest income for the three months ended February 28, 1997, expressed as a percent of net sales, decreased .8% from the three months ended February 29, 1996 as a result of using the proceeds from the conversion of outstanding warrants to decrease long-term debt and decreases in the interest rates charged by financial institutions.

    Interest expense net of interest income expressed as a percent of net sales decreased .6% for fiscal 1996 when compared to the prior year as a result of using the proceeds from the conversion of outstanding warrants to decrease long-term debt and decreases in the interest rates charged by financial institutions. Interest expense net of interest income expressed as a percent of net sales increased .1% for fiscal 1995 when compared to the prior year as a result of increases in the interest rates charged by financial institutions.

LIQUIDITY AND CAPITAL RESOURCES

    During the past three fiscal years and the fiscal quarter ended February 28, 1997, MBM continued to meet its cash needs via cash flow from operations and borrowings. During fiscal 1996, 1995 and 1994, MBM had an average of approximately $14,800,000, $10,500,000 and $11,000,000, respectively, of unused credit lines available each month over its normal operating requirements.

    MBM's management believes that its working capital of approximately $26,400,000 at February 28, 1996 provides sufficient liquidity for its short and long-term requirements and that MBM's long-term liquidity is not materially affected by any restrictive covenants contained in MBM's Revolving Credit Agreement. Further, MBM's management believes that MBM should not experience a problem in connection with the maintenance of such covenants and that its $25,000,000 line of credit provides MBM with the resources it reasonably expects to require to meet its cash commitments through fiscal 1997.

    For the three months ended February 28, 1997, MBM provided cash from operating activities. The increase in accounts payable of $2,041,623 and a decrease in accounts receivable of $584,520 over and above an increase in inventory of $1,866,774 contributed to MBM's cash. For the three months ended February 29, 1996, MBM provided cash from operating activities. The increase in accounts payable of $1,219,346 and a decrease in inventory of $310,648 over and above an increase in accounts receivable of $505,445 contributed to MBM's cash. During the three months ended February 28, 1997, MBM's financing activities used cash as a result of net repayments of $2,500,000 of the bank loan under its long-term credit agreement and $179,457 to repay other long-term debt. Cash of $931,549 was provided by entering into a capitalized lease agreement. During the three months ended February 29, 1996 MBM's financing activities used cash to repay $1,500,000 of the bank loan under its long-term credit agreement and $158,446 to repay other long-term debt. During the three months ended February 28, 1997 MBM's investing activities used cash for capital expenditures of $182,775 and $457,910 for payments of intangible assets. During the three months ended February 29, 1996, MBM's investing activities used cash for capital expenditures of $138,563 and $128,791 for payments of intangible assets.

    For fiscal 1996, MBM had increased sales and profitability which generated cash from operating activities. An increase in accounts payable of $5,785,344 and $710,872 in accrued expenses over and above an increase in accounts receivable of $4,381,287, $1,198,068 in inventory and $159,254 in prepaid expenses contributed to MBM's generation of cash. During fiscal 1996, MBM's financing activities used cash as a result of net repayments of $7,000,000 of the bank loan under its long-term credit agreement and $603,532 to repay other long-term debt. Cash was provided from the exercise of warrants of $3,586,059 and an additional $371,122 was provided from the proceeds of the exercising of employee stock options. For fiscal 1996, MBM used cash in investing activities to make capital expenditures of $664,433 and payments of intangible assets of $1,058,485.

    For fiscal 1995, MBM had profits which generated cash from operating activities. A decrease in inventory of $3,130,709 and accounts receivable of $1,098,227 over and above a decrease in accounts payable of $3,462,612 and a net increase in prepaid expenses and prepaid income taxes of $358,452 contributed to MBM's generation of cash. During fiscal 1995, MBM's financing activities used cash as a result of net repayments of $150,000 of the bank loan under its long-term credit agreement and $419,952 of other long-term debt. Cash was provided from the exercise of warrants of $300,601 and an additional $197,606 was provided from the exercise of employee stock options. For fiscal 1995, MBM used cash in investing activities of $931,466 for certain net assets of business acquired, $788,330 for capital expenditures and $1,488,654 for payments of intangible assets.

    For fiscal 1994, MBM had increased sales and profitability which generated cash flow from operating activities. An increase in accounts payable of $8,441,961 over and above increases in inventory of $2,506,516, accounts receivable of $1,055,450 and prepaid expenses of $265,042 contributed to MBM's generation of cash. During fiscal 1994, MBM's financing activities used cash as a result of net repayments of $3,224,695 of the bank loan under its long-term credit agreement and $380,085 of other long-term debt. Cash was provided from the exercise of warrants of $126,409 and an additional $125,503 was provided from the exercise of employee stock options. For fiscal 1994, MBM used cash in investing activities of $2,718,009 for certain net assets of businesses acquired, $713,484 for capital expenditures and $1,027,851 for payments of intangible assets. Cash of $1,000,000 was provided by the receipt of a note receivable. During 1994, MBM acquired the business and certain assets of Clark through an increase in MBM's line-of-credit and the use of same.

                         TERMS OF THE MERGER AGREEMENT

    THE FOLLOWING DESCRIPTION OF CERTAIN PROVISIONS OF THE MERGER AGREEMENT IS ONLY A SUMMARY AND DOES NOT PURPORT TO BE COMPLETE. THIS DISCUSSION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE COMPLETE TEXT OF THE MERGER AGREEMENT, WHICH IS ATTACHED TO THIS PROXY STATEMENT/PROSPECTUS AS ANNEX I AND INCORPORATED BY REFERENCE HEREIN.

THE MERGER; EXCHANGE AND CONVERSION OF SHARES

    Pursuant to and subject to the terms and conditions of the Merger Agreement, at the Effective Time Merger Sub will be merged with and into MBM. MBM will be the surviving corporation in the Merger (the "Surviving Corporation"). Each outstanding share of MBM Common Stock, other than shares as to which the holders have perfected their appraisal rights, shall automatically be converted into the right to receive 0.62 (the "Exchange Ratio") of a share of Schein Common Stock, payable upon the surrender of the certificates formerly representing such share of MBM Common Stock. All shares of MBM Common Stock that are held in MBM's treasury shall be canceled and retired prior to the Effective Time and no securities of Schein or other consideration shall be delivered in exchange therefor.

    Dissenting holders of shares of MBM Common stock who perfect their appraisal rights under Section 623 of the NYBCL will be entitled to payment by the Surviving Corporation of the appraised value of such shares to the extent permitted by and in accordance with Section 623 of the NYBCL. (See "THE MERGER -- Appraisal Rights").

    Based on the number of shares of MBM Common Stock outstanding as of the Record Date, approximately 3,200,910 shares of Schein Common Stock will be issued in the Merger (without taking into account the shares of Schein Common Stock that will be issuable upon the exercise of options or warrants to purchase shares of MBM Common Stock as described in "--Treatment of MBM Stock Options and

Warrants"), representing approximately 11.9% of the shares of Schein Common Stock to be outstanding immediately after the Effective Time.

    No fractional shares of Schein Common Stock will be issued in connection with the Merger. If a holder of shares of MBM Common Stock would otherwise be entitled at the Effective Time to a fraction of a share of Schein Common Stock, such stockholder will be entitled to receive from the Exchange Agent an amount in cash in lieu of such fractional share of MBM Common Stock, determined by multiplying (i) the fractional interest to which such holder would otherwise be entitled and (ii) the average of the per share closing prices for Schein Common Stock on the Nasdaq National Market for the five trading days immediately preceding the Effective Time. In no event shall a holder of MBM Common Stock receive cash in lieu of fractional shares of Schein Common Stock in an amount greater than the value of one full share of Schein Common Stock. The payment of cash in lieu of fractional shares is solely for purpose of avoiding the expense and inconvenience to Schein of issuing fractional shares and does not represent separately bargained-for consideration.

EXCHANGE OF SHARE CERTIFICATES

    At the Effective Time, certificates representing shares of MBM Common Stock ("MBM Certificates") will be deemed to represent solely the right to receive the number of shares of Schein Common Stock, or the amount of cash in lieu of any fractional shares of Schein Common Stock, determined as described above. Until shares of MBM Common Stock are converted into shares of Schein Common Stock, such shares of MBM Common Stock will have no voting rights with respect to matters considered by Schein's stockholders.

    As soon as practicable after the Effective Time, Schein will cause the Exchange Agent to mail or make available a notice and letter of transmittal to each holder of record of shares of MBM Common Stock at the Effective Time, specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the MBM Certificates to the Exchange Agent, and advising such record holder of the procedures for surrendering to the Exchange Agent any MBM Certificates for exchange.

    Each holder of shares of MBM Common Stock so converted, upon surrender to the Exchange Agent of one or more MBM Certificates for cancellation together with a properly completed letter of transmittal, will be entitled to receive (i) a certificate representing 0.62 of a share of Schein Common Stock with respect to each share of MBM Common Stock and (ii) cash in lieu of any fractional shares of Schein Common Stock, in an amount calculated as described above after giving effect to any tax withholdings. In the event of a transfer of ownership of MBM Common Stock which is not registered in the transfer records of MBM, a certificate representing the proper number of shares of Schein Common Stock may be issued to the transferee if the MBM Certificate representing such MBM Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer, and by evidence that any applicable stock transfer taxes have been paid.

    No dividends or other distributions declared on shares of Schein Common Stock, if any, will be paid to persons entitled to receive certificates representing shares of Schein Common Stock until such persons surrender their MBM certificates. Upon such surrender, there shall be paid, without interest, to the person in whose name the certificates representing such shares of Schein Common Stock shall be issued, all dividends and other distributions payable with respect to such securities which have a record date after the Effective Time and shall have become payable between the Effective Time and the time of such surrender. It is not anticipated that Schein will pay cash dividends in the foreseeable future. See "COMPARATIVE STOCK PRICES AND DIVIDENDS."

    Six months after the Effective Time, the Exchange Agent shall deliver to the Surviving Corporation all cash, certificates and other documents in its possession relating to the Merger, and any holders of MBM Common Stock who have not surrendered their certificates shall look only to the Surviving Corporation for any shares of Schein Common Stock, any dividends or distributions thereon, and any cash in lieu of fractional shares to which they are entitled. Notwithstanding the foregoing, neither the Exchange Agent nor any party to the Merger Agreement shall be liable to a holder of MBM Common Stock for any shares of Schein Common Stock, any dividends or distributions thereon or any cash in lieu of fractional shares delivered to a public official pursuant to applicable abandoned property laws.

TREATMENT OF MBM STOCK OPTIONS AND WARRANTS

    At the Effective Time, each outstanding option and warrant to purchase MBM Common Stock shall be assumed by Schein and converted automatically into an option ("Converted Option") or a warrant ("Converted Warrant"), as the case may be, to purchase shares of Schein Common Stock in an amount and at an exercise price determined as follows: (a) The number of shares of Schein Common Stock to be subject to such Converted Option or Warrant shall be equal to the product of the number of shares of MBM Common Stock remaining subject to the original option or warrant and the Exchange Ratio, provided that any fractional shares of Schein Common Stock resulting from such multiplication shall be rounded down to the nearest share; and (b) The exercise price per share of Schein Common Stock under such Converted Option or Warrant shall be equal to the exercise price per share of MBM Common Stock under the original option or warrant divided by the Exchange Ratio, provided that such exercise price shall be rounded down to the nearest cent.

    After the Effective Time, each Converted Option and Converted Warrants shall be exercisable and shall vest upon the same terms and conditions as were applicable to the related MBM stock option plans immediately prior to the Effective Time, except that all references to MBM shall be deemed to be references to Schein. Schein shall file with the SEC a registration statement on Form S-8 (or other appropriate form) and shall take any action required under state securities "blue sky" laws for purposes of registering all shares of Schein Common Stock issuable after the Effective Time upon exercise of the Converted Options. This Proxy Statement/Prospectus also relates to up to 6,200 shares of Schein Common Stock issuable upon exercise of the Converted Warrants.

    EACH VOTE BY A HOLDER OF MBM COMMON STOCK IN FAVOR OF THE MERGER SHALL BE DEEMED TO BE A VOTE BY SUCH HOLDER IN FAVOR OF THE CONVERSION OF THE OUTSTANDING OPTIONS TO PURCHASE MBM COMMON STOCK FOR THE PURPOSES OF ALL SHAREHOLDER CONSENT REQUIREMENTS UNDER APPLICABLE LAW.

EFFECTIVE TIME

    The Effective Time of the Merger, at which time the closing of the Merger will occur and the conversion of the shares of MBM Common Stock will become effective, will be the time of the filing of a Certificate of Merger with the Secretary of State of the State of New York or at such later time as is provided in the Certificate of Merger. This filing will occur as soon as practicable following the approval of the Merger Agreement by the shareholders of MBM and the satisfaction or waiver of other conditions precedent set forth in the Merger Agreement. The Effective Time is currently expected to take place on or about August 1, 1997. See "--Termination Rights" and "--Conditions to the Merger".

TERMINATION RIGHTS

    1. The Merger Agreement may be terminated at any time prior to the Effective Time by mutual consent of MBM, on the one hand, and of Schein, on the other hand, or by either Schein or MBM, if:

        (a) the Merger is not consummated before September 30, 1997, or the approval of shareholders of MBM shall not have been obtained (unless such failure to consummate the Merger or to obtain such shareholder approval is caused by the act or omission of the party seeking to terminate the Merger Agreement, which act or omission constitutes a breach of the Merger Agreement); or

        (b) there is any law or regulation of any competent authority that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree of any competent authority prohibiting such transaction is entered and such judgment, injunction, order or decree has become final and nonappealable (provided that the party seeking to terminate the Merger Agreement has used all reasonable efforts to remove such injunction or overturn such action); or

        (c) there is a material breach of any covenant or a breach of any representation or warranty in the Merger Agreement on the part of the other, which breach of representation or warranty, individually or together with all other such breaches, materially and adversely affects the financial condition, results of operations, business, assets, liabilities, prospects or properties of the breaching party; or

        (d) there is a breach in any material respect of any of the covenants or agreements set forth in the Merger Agreement which is not cured within 30 business days following receipt by the breaching party of notice of such breach.

    2. The Merger Agreement may be terminated by MBM if such termination is necessary to allow MBM to enter into an Acquisition Transaction (as defined below in "--No Solicitation of Other Offers") with any corporation, partnership, person, group or entity (the "Acquiring Person"). MBM may enter into such Acquisition Transaction only if (i) the Board of Directors of MBM determines in good faith by a majority vote, after consultation with its financial advisor, Houlihan Lokey, and after reviewing the advice of outside counsel to MBM, that the Acquisition Transaction is more favorable to the shareholders of MBM than the Merger with Schein and that such action is required by the fiduciary duties of the Board of Directors; and, (ii) prior to taking such action, MBM provides reasonable notice to Schein (see "No Solicitation of Other Offers").

    3. The Merger Agreement may be terminated by Schein if:

        (a) the Board of Directors of MBM (i) withdraws or amends or modifies in a manner materially adverse to Schein or Merger Sub its recommendation or approval in respect to the Merger Agreement or the Merger, (ii) makes any recommendation with respect to an Acquisition Transaction other than a recommendation to reject such Acquisition Transaction, or (iii) directly or indirectly solicits, initiates, facilitates or encourages any inquiries or the making of any proposal with respect to an Acquisition Transaction, or enters into any agreement with respect to such Acquisition Transaction or which would require it to abandon, terminate or fail to consummate the Merger or any transaction contemplated by the Merger Agreement; or

        (b) any Acquiring Person other than Schein or any affiliate or subsidiary of Schein becomes the beneficial owner of more than 20% of the outstanding voting equity of MBM (either on primary or a fully diluted basis); provided, however that "Acquiring Person" shall not include any corporation, partnership, person, other entity or group which beneficially owned as of March 7, 1997 (either on a primary or fully diluted basis) more than 20% of the outstanding voting equity of MBM and which has not after March 7, 1997 increased such ownership percentage by more than an additional 1% of the outstanding voting equity of MBM; or

        (c) any other Acquisition Transaction occurs with any Acquisition Person other than Schein, or any affiliate or subsidiary of Schein; or

        (d) the meeting of shareholders of MBM to vote upon the Merger Agreement is canceled or is otherwise not held prior to August 31, 1997 (except as a result of a judgment, injunction, order or decree of any competent authority or event or circumstances beyond the reasonable control of MBM).

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    4. Upon termination, the Merger Agreement shall become void and have no effect, and there shall be no liability thereunder on the part of Schein, Merger Sub or MBM, except as provided below:

        (a) the provisions governing access and information, expenses and recruitment shall survive any termination of the Merger Agreement;

        (b) if Schein terminates the Merger Agreement under the circumstances described in paragraph 1(c), 1(d) or 3(d) above, then MBM shall pay to Schein as liquidated damages and not as penalty three million dollars; if MBM terminates the Merger Agreement under the circumstances described in paragraph 1(c) or 1(d) above, then Schein shall pay to MBM as liquidated damages but not as a penalty three million dollars.

        (c) if Schein terminates the Merger Agreement in accordance with paragraphs 3(a), 3(b), or 3(c) above, or if either Schein or MBM terminates the Merger Agreement under the circumstances described in paragraph 1(a) above, or if Schein terminates under the circumstances described in paragraph 1(c), 1(d) or 3(d) above and within one year after any termination described in paragraph 1(a), 1(c), 1(d) or 3(d) above MBM enters into a definitive agreement or has consummated an Acquisition Transaction, or if MBM terminates the Merger Agreement under the circumstances described in paragraph 2 above, then MBM shall promptly pay Schein a termination fee of five million dollars, plus an amount equal to Schein's out-of-pocket expenses incurred in connection with the Merger Agreement and related transactions, including legal, professional and service fees and expenses (the "Expenses Amount"); provided that any liquidated damage amounts previously paid by MBM to Schein (described in paragraph 4(b) above) shall be credited against such termination fee.

CERTAIN FEES AND EXPENSES

    Except as provided in "Termination Rights" above, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such costs and expenses, except that (i) the filing fee in connection with filings under the HSR Act, (ii) the expenses incurred in connection with printing the Registration Statement and the Proxy Statement and
(ii) the filing fee with the SEC relating to the Registration Statement or the Proxy Statement will be shared equally by Schein and MBM.

CONDITIONS TO THE MERGER

    The parties' obligations to effect the Merger are subject to the satisfaction or waiver at or prior to the Effective Time of various conditions, including: (i) approval of the Merger Agreement by the requisite holders of the MBM Common Stock in accordance with applicable law; (ii) any waiting period (and any extension thereof) under the HSR Act applicable to the Merger having expired or been terminated; (iii) no preliminary or permanent injunction or other order having been issued by any court or by any governmental or regulatory agency, body or authority which enjoins, restrains or prohibits the consummation of the Merger or has the effect of making the Merger illegal and which is in effect at the Effective Time (each party has agreed to use its best efforts to have any such injunction or order lifted); (iv) the absence of any statute, rule, regulation, executive order, decree or order of any kind which prohibits the consummation of the Merger or has the effect of making the Merger illegal; (v) the authorization of the shares of Schein Common Stock issuable to the holders of MBM Common Stock for listing on the Nasdaq National Market; (vi) the effectiveness of the Registration Statement and the absence of any stop order or proceeding for a stop order; (vii) other than the filings of Merger documents in accordance with the NYBCL, all authorizations, consents or waivers having been obtained from any government bodies and authorities which are required in order to consummate the Merger and the other transactions contemplated by the Merger Agreement and the failure to obtain which would have a material adverse effect on the condition (financial or otherwise) of Schein and its subsidiaries taken as a whole after giving effect to the Merger; Schein shall have received all state securities or "blue sky" permits and other authorizations

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necessary to issue the shares of Schein Common Stock; (viii) MBM having received an opinion in form and substance satisfactory to it from Cummings & Lockwood, special tax counsel to MBM, to the effect that the Merger will be treated for United States Federal income tax purposes as a reorganization with the meaning of Section 368(a) of the Code; and (ix) no general suspension or limitation of trading having been imposed on Schein Common Stock or on securities generally on the Nasdaq National Market;

    Further conditions precedent to the obligations of Schein and Merger Sub to effect the Merger are: (i) the aggregate effect of all inaccuracies in the representations and warranties of MBM having no material and adverse effect on the value of MBM and its subsidiaries taken as a whole, and the representations and warranties of MBM that are qualified with reference to a material adverse effect on the value of MBM or its subsidiaries being true and correct; (ii) the performance in all material respects of all obligations of MBM contained in the Merger Agreement to be performed by it prior to the Effective Time; (iii) all persons who are "affiliates" of MBM for purposes of Rule 145 under the Securities Act having delivered a written agreement in form and substance satisfactory to Schein with respect to Rule 145 of the Securities Act and the pooling of interests requirements; (iv) Schein having received opinions from BDO Seidman, LLP and Miller, Ellin & Company, stating that the Merger qualifies for "pooling of interests" treatment for financial reporting purposes in accordance with GAAP; (v) Schein and Merger Sub having received letters of resignation addressed to MBM from the members of MBM's board of directors other than Bruce Haber, which resignations shall be effective as of the Effective Time; (vi) the aggregate number of shares of MBM Common Stock as to which appraisal rights are exercised not constituting more than 9% of the number of shares of MBM Common Stock outstanding as of immediately prior to the Effective Time; (vii) Schein having received opinions of Otterbourg, Steindler, Houston & Rosen, P.C. and Lester Morse, P.C.; and (viii) MBM's 1996 Directors' Retirement Plan having been terminated and neither MBM, Schein nor any of their respective subsidiaries having any liability or obligation to any person arising under or in respect of such plan.

    Further conditions precedent to the obligations of MBM to effect the Merger are: (i) the aggregate effect of all inaccuracies in the representations and warranties of Schein having no material and adverse effect on the value of Schein, and the representations and warranties of Schein that are qualified with reference to a material adverse effect on the value of Schein being true and correct; (ii) the performance in all material respects of all obligations of Schein and Merger Sub contained in the Merger Agreement to be performed or complied with prior to the Effective Time; and (iii) MBM having received an opinion of Proskauer Rose LLP.

    The waiver by MBM or Schein of any of the conditions to the consummation of the Merger that may be deemed to be material to a holder of MBM Common Stock in deciding whether to vote in favor of or against the Merger may require a resolicitation of the shareholders of MBM for the purpose of approving the Merger with such waiver. Neither MBM nor Schein, however, currently anticipates waiving any material conditions to its obligation to consummate the Merger.

REPRESENTATIONS AND WARRANTIES

    The Merger Agreement contains various customary representations and warranties relating to, among other things, (i) each of MBM's and Schein's organization, capital structure and similar corporate matters, (ii) the financial statements of each of MBM and Schein, (iii) the authorization of the Merger Agreement by each of MBM and Schein and related matters, (iv) the absence of any conflicts under charters or by-laws, receipt of required consents or approvals, and absence of violations of any instruments or law, (v) documents filed by MBM and Schein with the SEC and the accuracy of information contained therein, (vi) the absence of a material adverse change in the business, properties, assets, liabilities, operations, results of operations or condition (financial or otherwise) of MBM and its subsidiaries taken as a whole and Schein and its subsidiaries taken as a whole, each since certain specified dates, (vii) in the case of MBM, Employee Benefit Plans and ERISA matters, (viii) in the case of MBM, certain environmental matters, (x) litigation, (xi) compliance with law,
(xii) in the case of MBM, the shareholders' vote required

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and (xiii) broker's or finder's fees. The representations and warranties in the
Merger Agreement (other than those relating to broker's or finder's fees) will not survive the Effective Time.

INDEMNIFICATION; OFFICERS' AND DIRECTORS' LIABILITY INSURANCE

    MBM, the surviving corporation in the Merger, for a period of six years commencing at the Effective Time, will indemnify the directors, officers or employees of MBM with respect to acts and omissions occurring through the Effective Time, to the extent permitted by law and MBM's Certificate of Incorporation or By-Laws, and regardless of whether Schein or the Surviving Corporation is insured against any such matter. The Surviving Corporation or Schein shall maintain directors' and officers' liability insurance policies providing coverage of an aggregate amount of at least $10,000,000 and with a carrier(s) having a Best rating at least equal to the Best rating of the current carrier(s) covering directors and officers of MBM serving as of or after December 1, 1990 with respect to acts and omissions occurring prior to the Effective Time.

CERTAIN COVENANTS OF MBM

    MBM has agreed, among other things, that during the period from the date of the Merger Agreement until the Effective Time, MBM and its subsidiaries will conduct their operations in all material respects in the ordinary and usual course and will use their reasonable efforts to preserve intact their business organizations, to keep available the services of its present officers and key employees, and preserve the goodwill of those having business relationships with it. MBM has also agreed that neither it nor any of its subsidiaries will during such period (i) make any change in or amendment to its charter or by-laws; (ii) split, combine or reclassify any shares of its outstanding capital stock; (iii) declare, set aside or pay any dividend or other distribution in cash, stock or property; (iv) redeem or otherwise acquire any shares of its capital stock or shares of the capital stock of any of its subsidiaries; (v) sell any shares of, or options, warrants or other rights to acquire or convertible into any shares of, their capital stock, except for the issuance of shares of MBM Common Stock upon the exercise of MBM stock options and warrants outstanding on the date of the Merger Agreement, or amend any outstanding MBM stock option, MBM warrant or other right, except that MBM may amend the terms of certain MBM stock options annexed to the Merger Agreement under the heading "1987 Plan" to provide that the holders thereof may exercise such options prior to their expiration dates regardless of whether such holders are then serving as directors of MBM; (vi) merge or consolidate with another entity; (vii) acquire or purchase an equity interest in or a substantial portion of the assets of another corporation, partnership or other business organization (except for such potential acquisition, and on substantially such terms, as have been described in a letter executed and delivered by MBM and Schein simultaneously with the execution and delivery of the Merger Agreement and provided that MBM keeps Schein informed as to the status of all negotiations with respect thereto (including any termination of such negotiations) and gives Schein prior notice of the consummation of any such acquisition and the signing of any agreement with respect thereto) or otherwise acquire any assets outside the ordinary and usual course of business and consistent with past practice or otherwise enter into any material contract, commitment or transaction outside the ordinary and usual course of business consistent with past practice; (vii) sell, lease, license, waive, release, transfer, encumber or otherwise dispose of any of its assets outside the ordinary and usual course of business and consistent with past practice; (viii) incur, assume or prepay any material indebtedness or any other material liabilities other than in the ordinary course of business and consistent with past practice; (ix) assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other person other than a subsidiary of MBM or customers, in each case in the ordinary course of business and consistent with past practice; (x) make, extend or modify in any material respect any loans, advances or capital contributions to, or investments in, any other person, other than to subsidiaries of MBM or loans to employees of MBM or any of its subsidiaries, in an aggregate amount not exceeding $25,000, for such reasons, and on such terms and conditions, as are consistent with past practice; (xi) authorize or make capital expenditures in excess of certain amounts; (xii) permit any insurance policy naming MBM or any of its subsidiaries a beneficiary or a

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loss payee to be canceled or terminated other than in the ordinary course of business; (xiii) adopt, enter into, terminate or amend (except as may be required by applicable law) any MBM arrangement for the current or future benefit or welfare of any director, officer or current or former employee; (xiv) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee (except for normal increases in compensation in the ordinary course of business consistent with past practice and accrued and unpaid bonuses in respect of MBM's fiscal year ended November 30, 1996 that are consistent with past practice and have been properly accrued and reflected on MBM's books and records); (xv) take any action to fund or in any other way secure, or to accelerate or otherwise remove restrictions with respect to, the payment of compensation or benefits under any employee plan, stock option plan, agreement, contract, or arrangement; (xvi) take any action with respect to, or make any material change in, its accounting or tax policies or procedures, except as required by law or to comply with GAAP; (xvii) take any action which would jeopardize the treatment of Schein's acquisition of the MBM as a "pooling of interests" for accounting purposes; or (xviii) take any action which would jeopardize qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code. In addition, MBM, acting through its Board of Directors, shall promptly call, give notice and as soon as practicable following the date of effectiveness of the Registration Statement of which this Proxy Statement/ Prospectus is a part, hold a meeting of the MBM Shareholders for the purpose of voting to approve and adopt the Merger Agreement and the transactions contemplated thereby.

CERTAIN COVENANTS OF SCHEIN

    Schein has agreed that during the period from the date of the Merger Agreement until the Effective Time, unless MBM shall otherwise agree in writing, Schein shall conduct its business and the business of its subsidiaries in a manner designed, in the good faith judgment of its Board of Directors, to enhance the long-term value of the Schein Common Stock and the business prospects of Schein and its subsidiaries. Schein has also agreed that neither Schein nor any of its subsidiaries shall (i) issue or sell any shares of, or options, warrants or other rights to acquire or convertible into any shares of, its capital stock, except for shares of Schein Common Stock upon the exercise of Schein stock options, warrants or other rights outstanding as of March 7, 1997 or upon the exercise of options, warrants or other rights described in the immediately following clause; (ii) issue options, warrants or other rights pursuant to existing employee benefit plans or arrangements other than in a manner consistent with past practice; (iii) issue shares of Schein Common Stock other than in connection with arms' length acquisitions with non-affiliates; and
(iv) split, combine or reclassify any shares of its outstanding capital stock, or declare, set aside or pay any dividend or other distribution payable in cash, stock or property, amend its charter, bylaws or other organizational documents, or redeem or otherwise acquire any shares of its capital stock. In addition, Schein will use its reasonable best efforts to cause the shares of Schein Common Stock (as well as the shares of Schein Common Stock issuable afer the Effective Time upon exercise of Schein stock options) to be listed for quotation and trading on the Nasdaq National Market.

CERTAIN COVENANTS OF MBM AND SCHEIN

    Prior to the Effective Time, each of MBM and Schein and their respective subsidiaries have agreed that they will afford to the other and to the other's representatives reasonable access to its properties, books and records during normal business hours and to furnish a copy of each report or document filed or received by it pursuant to the requirements of federal securities laws. Unless otherwise required by law, each of MBM and Schein agrees that it (and its respective subsidiaries and representatives) shall hold in confidence all non-public information so acquired in accordance with the terms of the confidentiality agreement between Schein and MBM executed in November 1996. In addition, both MBM and Schein have agreed to cooperate in filing the Registration Statement of which this Proxy Statement/Prospectus is a part and to use their best efforts to procure its effectiveness.

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NO SOLICITATION OF OTHER OFFERS

    Prior to the Effective Time, MBM agrees that neither it, any of its subsidiaries or its affiliates, nor any of the respective directors, officers, employees, affiliates, agents or representatives of the foregoing (including, without limitation, any investment banker, attorney or accountant retained by MBM or any of its subsidiaries) will, directly or indirectly, facilitate any inquiries or the making of any proposal with respect to any merger, consolidation or other business combination involving MBM or any subsidiary of MBM or the acquisition of all or any significant assets or capital stock of MBM or any subsidiary of MBM taken as a whole (an "Acquisition Transaction") or negotiate, explore or otherwise engage in discussions with any corporation, partnership, person, other entity or group (other than Schein and its representatives) with respect to any Acquisition Transaction, or enter into any agreement with respect to any such Acquisition Transaction or which would require it to fail to consummate the Merger or any other transaction contemplated by the Merger Agreement; provided, however, that (i) MBM may, in response to an unsolicited written proposal from a third party, furnish information to and engage in discussions with such third party (subject to the following conditions), and (ii) the Board of Directors of MBM may withdraw or modify its approval or recommendation of the Merger Agreement or the Merger, approve any Acquisition Transaction, or cause MBM to enter into any agreement with respect to any Acquisition Transaction (subject to the following conditions), in each case only if the Board of Directors of MBM determines in good faith, after consultation with its outside counsel and financial advisor, that such action is reasonably likely to be required by the fiduciary duties of the Board of Directors and, prior to taking such action, MBM (x) provides reasonable notice to Schein to the effect that it is taking such action and (y) receives from the Acquiring Person (and delivers to Schein) a confidentiality agreement in a customary form.

    MBM agrees that it, its subsidiaries and affiliates, and respective directors, officers, employees, agents and representatives of the foregoing, shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any third party with respect to any Acquisition Transaction. MBM will immediately advise Schein of any terms of any inquiries received by, proposals from, negotiations, or discussions with a third party with respect to an Acquisition Transaction, including the identity of such third party, and update on an ongoing basis or upon Schein's request, the status thereof, as well as any actions taken or other developments. In no event shall MBM (i) disclose any information received by it or any of its directors, officers, employees, agents or representatives pursuant to the Confidentiality Agreement or any other confidentiality or other similar agreement between MBM and Schein to any person in violation of such agreement and (ii) be obligated to disclose to Schein any confidential information provided to MBM by any third party in violation of any confidentiality agreement between MBM and such third party.

AMENDMENTS

    Any provision of the Merger Agreement may be amended or waived in writing by the appropriate parties thereto before the Effective Time (notwithstanding any stockholder approval), provided that after any such stockholder approval, no such amendment or waiver shall be made which by law requires further approval by such stockholders without such further approval.

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                        COMPARISON OF STOCKHOLDER RIGHTS

GENERAL

    If the Merger is consummated, shareholders of MBM will become holders of Schein Common Stock, which will result in their rights as shareholders being governed by the laws of the State of Delaware (rather than the law of New York which governs their rights as shareholders of MBM) and by Schein's Amended and Restated Certificate of Incorporation (the "Schein Certificate") and Amended and Restated By-Laws (the "Schein By-Laws") (rather than MBM's Certificate of Incorporation, as amended (the "MBM Certificate") and By-Laws, as amended (the "MBM By-Laws")). It is not practical to describe all the differences between Delaware law and New York law and between the Schein Certificate and Schein By-Laws and the MBM Certificate and MBM By-Laws. The following is a summary of certain differences which may affect the rights of shareholders of MBM. This summary is qualified in its entirety by reference to the full text of such documents. For information as to how such documents may be obtained, see "Available Information." Holders of MBM Common Stock should also consider the information set forth in "RISK FACTORS --Control by Insiders" in reviewing the following.

AUTHORIZED CAPITAL STOCK

    The authorized capital stock of Schein consists of 61,000,000 shares, consisting of 60,000,000 shares of Common Stock having a par value of $.01 per share and 1,000,000 shares of preferred stock having a par value of $.01 per share. As of the Record Date, approximately 23,570,819 shares of Schein Common Stock and no shares of Schein's preferred stock were outstanding. Holders of Schein Common Stock or preferred stock do not have preemptive rights.

    The authorized capital stock of MBM consists of 21,000,000 shares, consisting of 20,000,000 shares of Common Stock having a par value of $.03 per share, and 1,000,000 shares of preferred stock, having a par value of $1.00 per share. As of the Record Date, 5,162,759 shares of MBM Common Stock and no shares of MBM's preferred stock were outstanding. Holders of MBM Common Stock or preferred stock do not have preemptive rights.

    Under both the MBM Certificate and the Schein Certificate, the Board of Directors is authorized, subject to certain limitations by law, without further stockholder approval, to issue from time to time up to an aggregate of 1,000,000 shares of preferred stock in one or more series with such designations and such powers, preferences and rights, and such qualifications, limitations or restrictions as the Board may fix by resolution. Unless otherwise provided by board resolution, the consent of holders of any class or series of Preferred Stock shall not be required for the issuance by the Board of Directors of any other series of Preferred Stock. The Schein Certificate provides that no dividend may be declared on any series of Preferred Stock unless a dividend is declared on all shares of Preferred Stock of each other series entitled to cumulative dividend, then outstanding, which rank senior to or equally as to dividends with the series in question, and the MBM Board may provide for such priority in the payment of dividends in any series of preferred stock that it may designate. Neither Schein nor MBM anticipates paying cash dividends in the foreseeable future.

DIRECTORS

    The Schein Certificate currently provides that the Schein Board will consist of between five and eleven directors through December 31, 1998; thereafter the number of directors will be nine. A proposed amendment to the Schein Certificate and a conforming change to Schein's By-Laws (collectively, the "Proposed Amendment") will be submitted for shareholder approval on July 15, 1997. The Proposed Amendment would, among other things, provide for a Schein Board consisting of from five to 19 directors, with the actual number of directors being fixed from time to time by resolution of the Board of Directors, and that there shall not be fewer than five directors. The Schein By-Laws provide that a majority of the total number of directors constitutes a quorum for the transaction of business. In addition, the Schein By-

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Laws provide that a vacancy among the directors occurring for any reason may be filled by the affirmative vote of a majority of the directors then in office, although less than a quorum of the Board of Directors. In addition, the Schein By-Laws provide that any director may be removed with or without cause by the vote of the holders of at least two-thirds of the shares entitled to vote at a special meeting of the stockholders called for that purpose.

    The MBM By-Laws provide that the MBM Board will consist of three directors, unless otherwise determined by vote of a majority of the entire MBM Board. By unanimous written consent, the MBM Board has determined that the number of directors will be four. A majority of MBM's directors constitutes a quorum for the transaction of business. A vacancy among the directors occurring between annual meetings of the shareholders shall be filled for the unexpired term by a majority of the vote of the remaining directors, even though less than a quorum exists. Any directors may be removed by a vote of the shareholders at any meeting called for such purpose.

    The Proposed Amendment would give the Schein Board the flexibility to add one or more additional qualified individuals as directors without the need for a vacancy to exist as a result of the death, disability, removal or resignation of a current director. If the Proposed Amendment is adopted, Schein anticipates that this flexibility be used to appoint Bruce Haber, the President and Chief Executive Officer of MBM, to the Schein Board pursuant to the new employment agreement. See "THE MERGER--Interests of Certain Persons in the Merger".

ANNUAL AND SPECIAL MEETINGS OF SHAREHOLDERS

    Under the NYBCL and the Delaware General Corporation Law (the "DGCL"), special meetings of shareholders may be called by the board of directors and by such other person or persons authorized to do so by the corporation's certificate of incorporation or by-laws. The Schein Certificate provides that special meetings of stockholders may be called by the Chairman of the Board, the Board of Directors or by stockholders holding more than 10% of the outstanding shares entitled to vote. The MBM By-Laws provide that special meetings of shareholders may be called by the Board of Directors or the President, and must be called by the President at the request in writing by shareholders owning a majority of the outstanding shares entitled to vote. Consequently, it is easier for stockholders of Schein to call a special meeting than it is for the shareholders of MBM.

    The NYBCL provides that if, for a period of one month after the date fixed by or under the by-laws for the annual meeting of shareholders, or if no date has been fixed for a period of 13 months after the last annual meeting, there is a failure to elect a sufficient number of directors to conduct the business of the corporation, the board of directors shall call a special meeting for the election for directors. If the board fails to call such meeting within 14 days of expiration of that period of time, or if it is so called but there is a failure to elect such directors for a period of two months after the expiration of such period, the holders of 10% of the shares entitled to vote in an election of directors may demand the call of a special meeting for the election of directors. Under the DGCL, if an annual meeting is not held within 30 days of the date designated for such a meeting, or is not held for a period of 13 months after the last annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director. In both New York and Delaware, the number of shares represented at such meeting constitutes a quorum without regard to other provisions of law.

    Under the NYBCL and the DGCL, unless the certificate of incorporation provides otherwise, a majority of the shares entitled to vote constitutes a quorum, and shareholder action is generally by majority vote, except that directors are elected by a plurality vote and the NYBCL requires the vote of at least 66 2/3% of the outstanding shares in connection with certain mergers, consolidations and sales of assets (see "-- Mergers and Business Combinations; Sales of Assets"). The Schein Certificate and Schein By-Laws provide that a majority of the shares entitled to vote constitutes a quorum, and all action may be authorized by the vote of the majority of shares entitled to vote, unless otherwise provided in the Schein

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By-Laws or Schein Certificate. The Schein Certificate requires the affirmative vote of two-thirds of all outstanding shares entitled to vote to remove directors, 60% of all outstanding shares entitled to vote to approve certain mergers and sales of assets, 60% of the outstanding shares entitled to vote to amend or repeal the section of the Schein Certificate regarding mergers and sales of assets, and 80% of all outstanding shares entitled to vote to amend or repeal the sections of the Schein Certificate regarding (i) the number, election and powers of directors and (ii) the number of votes to which each share of Common Stock is entitled. The Proposed Amendment, however, would decrease the 80% supermajority vote for the amendment of the section of the Schein Certificate regarding the number and powers of directors to 66-2/3% of the outstanding shares entitled to vote. The MBM By-Laws provide that a majority of the shares entitled to vote constitutes a quorum, and the vote of a majority of shares is required for shareholder action. Because of the supermajority voting provisions of the Schein Certificate, it may be more difficult for Schein's stockholders to effect certain amendments to the Schein Certificate than it would be for the shareholders of MBM to effect similar changes to the MBM Certificate. See also "-- Amendment of By-Laws" and "-- Amendment of Certificate of Incorporation."

    Under the DGCL, unless otherwise provided by a corporation's certificate of incorporation, any action which is to be taken by stockholders may be taken without a meeting if such action is authorized by written consent signed by stockholders having not less than the minimum number of votes necessary to take such action at a meeting at which all shares were present and voting. The Schein Certificate does not otherwise provide. Under the NYBCL, any required or permitted action taken by shareholders may be taken without a meeting with the written consent of all outstanding shares entitled to vote, unless the certificate of incorporation otherwise provides for a lesser number. The MBM Certificate does not otherwise provide.

AMENDMENT OF BY-LAWS

    The DGCL reserves the power to amend, repeal, or adopt by-laws exclusively to the stockholders, unless the certificate of incorporation also confers such power upon the board of directors. The Schein Certificate currently confers such powers upon the Schein Board of Directors, provided, however, that (a) any by-law made, amended or repealed by the Board of Directors may be amended or repealed by the stockholders of Schein, and (b) the Board of Directors may not amend or repeal any by-law adopted by the stockholders of Schein and all of the current by-laws were adopted by Schein's stockholders. However, the Proposed Amendment would allow the Board of Directors to amend or repeal By-Laws that were adopted by the stockholders of Schein prior to the 1997 Annual Meeting of Stockholders. Under the Schein By-Laws, by-laws may be adopted, repealed or amended by a vote of two-thirds of the outstanding shares entitled to vote, or by a vote of two-thirds of the Board of Directors.

    Under the NYBCL, by-laws may be adopted, amended or repealed by vote of the holders of the shares at the time entitled to vote in the election of any directors. When so provided in the certificate of incorporation or a by-law adopted by the shareholders, by-laws may also be adopted, amended or repealed by the board by such vote as therein specified, but any by-law adopted by the board may be amended or repealed by the shareholders entitled to vote thereon. The MBM By-Laws provide that the By-Laws may be amended, repealed or adopted by vote of the holders of the shares at the time entitled to vote in the election of any directors. The MBM By-Laws may also be amended, repealed or adopted by the MBM Board but any by-law adopted by the MBM Board may be amended by the shareholders entitled to vote.

    Consequently, the Schein Board is and will be more restricted in its ability to amend Schein's By-laws than the MBM Board is in amending MBM's By-Laws even if the Proposed Amendment is adopted.

AMENDMENT OF CERTIFICATE OF INCORPORATION

    Under the DGCL, amendments to certificates of incorporation generally require the authorization of the board of directors and the approval of stockholders holding a majority of the outstanding shares entitled to vote on such amendment, unless a greater proportion is specified in the certificate of incorporation. In addition, amendments which make changes relating to the capital stock by increasing its par value or aggregate number of authorized shares, or otherwise adversely affecting the rights of a class, must be approved by the majority vote of each class or series of stock affected, even if such stock would not otherwise have voting rights. The Schein Certificate generally provides that the Schein Certificate may be amended upon the approval of a majority of Schein's stockholders holding a majority of the outstanding shares entitled to vote on such amendment; however, the Schein Certificate currently requires 60% of all outstanding shares entitled to vote to amend or repeal the section of the Schein Certificate regarding mergers and sales of assets, and 80% of all outstanding shares entitled to vote to amend or repeal the sections of the Schein Certificate regarding (i) the number and powers of directors and (ii) the number of votes to which each share of Common Stock is entitled. The Proposed Amendment would decrease the 80% "supermajority" voting requirement for the amendment of the section of the Schein Certificate regarding the number and powers of directors to 66 2/3% of the outstanding shares entitled to vote.

    Under the NYBCL, except for certain specified matters, an amendment to the certificate of incorporation requires the authorization of the board of directors and the approval of the holders of a majority of all outstanding shares entitled to vote unless the certificate of incorporation specifies a supermajority vote (which the MBM Certificate does not). In addition, certain specified amendments affecting the rights of a class of securities must be approved by vote of a majority of all outstanding shares of such class entitled to vote, even though they ordinarily would not have voting rights. Under the NYBCL, certain specified amendments to the certificate of incorporation may be made by the board of directors without shareholder approval.

    The supermajority approval requirements for amending certain provisions of the Schein Certificate may prevent the holders of a majority of the outstanding shares of Schein Common Stock from adopting an amendment to the Schein Certificate, whereas the vote of a majority of the outstanding shares of MBM Common Stock is (subject to any applicable class voting requirement) sufficient to adopt any amendment to the MBM Certificate that is presented to its shareholders for approval under the NYCBL.

MERGERS AND BUSINESS COMBINATIONS; SALES OF ASSETS

    Under the DGCL, when stockholder approval is required for a merger, or consolidation or a sale, lease or exchange of all or substantially all of a corporation's assets, such transaction must be approved by a majority of outstanding shares entitled to vote, unless a greater proportion is specified in the certificate of incorporation. The Schein Certificate provides that the vote of 60% or more of the outstanding stock entitled to vote is required to approve such action. Under the NYBCL, whenever shareholder approval is required for a merger or consolidation or sale, lease, exchange or disposition of all or substantially all of a corporation's assets, such transaction must be approved by two-thirds of the outstanding shares entitled to vote.

    Under the DGCL, unless required by a corporation's certificate of incorporation (the Schein Certificate does not contain such requirement), no vote of stockholders of the surviving corporation in a merger is required if (i) the agreement of merger does not amend the certificate of incorporation of the surviving corporation, (ii) each share of stock of such surviving corporation outstanding immediately prior to the effective date of the merger will be an identical outstanding or treasury share of the surviving corporation after such effective date, (iii) either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other securities or obligations to be issued or delivered under such plan, do not exceed 20% of the issuer's common shares outstanding immediately prior to the merger and (iv) certain other requirements are satisfied. The DGCL also provides that a Delaware corporation which is the record holder of at least 90% of each class of outstanding shares of a Delaware subsidiary may merge such subsidiary into such parent without approval of such subsidiary's stockholders or board of directors.

    Under the NYBCL, the vote of at least 66 2/3% of the outstanding shares of stock of each New York corporation that is a party to the merger is required to approve such merger. A New York corporation owning at least 90% of each class of outstanding shares of another New York corporation may merge such other corporation into itself without authorization of the shareholders of any such corporation.

    Under the DGCL, a "business combination" with an "interested stockholder" (as defined in the DGCL) of a publicly held Delaware corporation is subject to a three-year moratorium unless specified conditions are met. Under the NYBCL, certain types of a "business combination" with an "interested shareholder" (as defined in the NYBCL) of a New York corporation are subject to a five-year moratorium unless specified conditions are met.

DIVIDENDS, REDEMPTIONS, AND REPURCHASES

    Under the NYBCL and the DGCL, a corporation may generally pay dividends out of surplus. New York requires a board of directors to make certain disclosures when paying dividends out of any account other than earned surplus. The DGCL also permits a corporation, unless otherwise provided in its certificate of incorporation (which the Schein Certificate does not), to pay dividends, if there is no surplus, out of net profits for the fiscal year in which the dividends are declared and/or for the preceding fiscal year. Dividends out of net profits may not be paid when the capital of the corporation amounts to less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

SHAREHOLDERS LISTS; INSPECTIONS RIGHTS

    Under the DGCL and the Schein By-laws, stockholders have a right during regular business hours and for at least ten days prior to any stockholders meeting and during such meeting to examine a list of stockholders of Schein for any purpose germane to such meeting. Additionally, under the DGCL, any stockholder, following a written request, also has the right to inspect the corporation's books and records, including the stockholder list, during normal business hours for a proper purpose.

    Under the NYBCL, a person who has been a shareholder for at least six months preceding his or her demand, or any person holding, or authorized in writing by the holders of, at least 5% of any class of outstanding shares, upon at least five days' prior written demand, has the right to examine, during normal business hours, minutes of shareholder meetings and the record of shareholders unless such inspection is for a purpose which is in the interest of a business other than the corporation's and such shareholder has within five years sold or offered for sale any list of shareholders of any corporation.

TRANSACTIONS WITH INTERESTED DIRECTORS

    Generally, under the NYBCL and the DGCL, no contract or transaction between a corporation and one or more of its directors or between a corporation and another entity in which one or more of its directors are directors or officers or in which one or more of its directors have a material financial interest is void or voidable because of such relationship or interest, if (i) the material facts of the transaction and the director's interest are disclosed or known to the board of directors or a committee of the board of directors which authorizes, approves or ratifies the transaction by the vote of a majority of directors who have no direct or indirect interest in the transaction; (ii) the material facts of the transaction and the director's interest are disclosed or known to shareholders entitled to vote and they authorize, approve or ratify the transaction; or (iii) the transaction is fair to the corporation.

INDEMNIFICATION; LIMITATION OF LIABILITY

    Both Delaware and New York allow broad indemnification by a corporation of its officers, directors, employees and other agents and permit, with certain exceptions, corporations to provide in their certificate of incorporation or by-laws (which Schein and MBM have done) for elimination of liability of directors to the corporation or its shareholders for monetary damages for breach of such directors' fiduciary duty of care.

    The DGCL authorizes a Delaware corporation to indemnify any person who was, is, or is threatened to be made, a party in any civil, criminal, administrative or investigative pending or completed action, suit or proceeding (other than an action by or in the right of a corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity, for expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed action, suit or proceeding. With respect to actions by or in the right of a corporation, the DGCL authorizes indemnification of such person for expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit. To be entitled to indemnification, a person must have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful with respect to actions taken by or in the right of the corporation. With respect to actions by or in the right of the corporation, court approval is required for indemnification relating to any claim as to which a person has been adjudged liable to the corporation.

    The DGCL requires indemnification for expenses actually and reasonably incurred by any director, officer, employee or agent in connection with a proceeding against such person for actions in such capacity to the extent that the person has been successful on the merits or otherwise. Advancement of expenses (i.e., payment prior to a determination on the merits) is permitted, but not required, by the DGCL. A director or officer must undertake to repay such expenses if it is ultimately determined that he or she is not entitled to indemnification. The disinterested members of the board (or independent legal counsel or stockholders) must determine, in each instance where indemnification is not required by the DGCL, that such director, officer, employee or agent is entitled to indemnification. The DGCL provides that the statutory indemnification is not exclusive.

    The Schein Certificate provides that Schein will indemnify to the fullest extent permitted by the DGCL each director and officer made, or threatened to be made, a party to or who is involved in any action (civil, criminal or otherwise) by reason of the fact that he or she, or the person of whom he or she is the legal representative, is or was a director or officer of Schein or is or was serving at the request of Schein as a director or officer of another entity. The Schein Certificate also provides that a director will not have personal liability to Schein or any stockholder for monetary damages for breach of fiduciary duty as a director, but such provision does not eliminate or limit the liability of a director (i) for any breach of duty of loyalty to Schein or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under certain provisions of the DGCL regarding unlawful dividends, stock purchases or redemptions or (iv) for any transaction from which the director derived an improper personal benefit.

    Under the NYBCL, a corporation may indemnify any person made, or threatened to be made, a party to any action or proceeding except for shareholder derivative suits, by reason of the fact that he or she was a director or officer of the corporation, provided such director or officer acted in good faith for a purpose which he or she reasonably believed to be in the best interests of the corporation and, in criminal proceedings, in addition, had no reasonable cause to believe his or her conduct was unlawful. In the case of shareholder derivative suits, the corporation may indemnify any person who was a director or officer of the corporation if he or she acted in good faith for a purpose which he or she reasonably believed to be in the best interests of the corporation, except that no indemnification may be made for (i) a threatened action, or a pending action which is settled or otherwise disposed of, or (ii) any claim, issue or matter as to which such person has been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all circumstances, the person is fairly and reasonably entitled to an indemnity for such portion of the settlement amount and expenses as the court deems proper.

    Indemnification under the NYBCL is not exclusive of other indemnification rights to which a director or officer may be entitled, whether contained in the certificate of incorporation or by-laws, or when authorized by (i) such certificate of incorporation or by-laws, (ii) a resolution of shareholders or directors or (iii) an agreement providing for such indemnification, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he or she personally gained a financial profit or other advantage to which he or she was not legally entitled.

    Under the NYBCL, any person to whom such provisions regarding indemnification apply who has been successful on the merits or otherwise in the defense of a civil or criminal action or proceeding is entitled to indemnification. Except as provided in the preceding sentence, unless ordered by a court pursuant to the NYBCL, indemnification under the NYBCL pursuant to the above paragraphs may be made only if authorized in the specific case and after a finding that the director or officer met the requisite standard of conduct (i) by the board acting by a quorum of disinterested directors or (ii) if such quorum is not available, if so directed by either (A) the board upon the written opinion of counsel or (B) by shareholders.

    The MBM By-Laws provide that MBM will indemnify to the maximum extent possible under the NYBCL, each officer and director made, or threatened to be made, a party to any action (civil, criminal or otherwise) for liability arising out of his or her action in such capacity, provided that the Board of Directors has determined that such person acted in good faith, or in the case of a criminal action, that such person had no reasonable cause to believe that his action was unlawful. The MBM Certificate also provides that a director will not have personal liability to MBM or its shareholders for breach of fiduciary duty, but such provision does not eliminate or limit the liability of a director for acts or omissions made in bad faith which involve intentional violation of the law, or which violate certain provisions of the NYBCL concerning, among other things, unlawful dividends, redemptions, and loans.

APPRAISAL RIGHTS

    Under the DGCL, a stockholder of a corporation who does not vote in favor of certain mergers or consolidations and demands appraisal of his or her shares, under varying circumstances, may be entitled to dissenters' rights pursuant to which such stockholder may receive cash for the "fair value" of his or her shares (as determined by a Delaware court) in lieu of the consideration otherwise receivable in the transaction. Unless the corporation's certificate of incorporation provides otherwise (the Schein Certificate does not), such dissenters' rights are not available in certain circumstances, including (a) the sale of all or substantially all of the assets of a corporation, (b) the merger or consolidation by a corporation the shares of which are either listed on a national securities exchange (or designated as a national market security by the National Association of Securities Dealers, Inc.) or held of record by more than 2,000 holders, if a stockholder receives only shares of the surviving corporation or of any other corporation which are either listed on a national securities exchange (or so designated as stated above) or held of record by more than 2,000 holders, or cash in lieu of fractional shares or any combination of the foregoing or (c) to shareholders of a corporation surviving a merger if no vote of shareholders of the surviving corporation is required to approve the merger because the merger agreement does not amend the existing certificate of incorporation, each share of the surviving corporation outstanding prior to the merger is to be an identical outstanding or treasury share after the merger, and the number of shares to be issued in the merger does not exceed 20% of the shares of the surviving corporation outstanding immediately prior to the merger, and certain other conditions are met.

    Under the NYBCL, holders of shares have the right, in certain circumstances, to dissent from certain mergers, consolidations, sales and other dispositions of assets requiring shareholder approval and share exchanges and to demand payment in cash for their shares equal to the "fair value" of such shares in an action timely brought by the dissenters. For a description of the NYBCL regarding dissenters' rights, see "THE MERGER--Appraisal Rights."

ISSUANCE OF RIGHTS OR OPTIONS TO PURCHASE SHARES TO DIRECTORS, OFFICERS AND
  EMPLOYEES

    The DGCL does not contain any provision requiring the issuance of rights or options to officers, directors and employees to be approved by a stockholder vote. The NYBCL requires that the issuance to officers, directors or employees of rights or options to purchase shares must be authorized by a majority of all outstanding shares entitled to vote thereon. Consequently, stockholders of Schein have no right under state law to approve the grant of options and other rights to purchase shares of Schein Common Stock to Schein's officers and directors, although stockholder approval may be required by Nasdaq National Market rules or for tax law or other purposes.

LOANS TO DIRECTORS

    The DGCL allows loans to and guarantees of obligations of officers and directors without any stockholder approval. The NYBCL requires that any loan made by the corporation to any director must be authorized by a vote of the shareholders. For the purposes of this authorization, the shares held by the director who would be the borrower in the transaction are not entitled to vote. Consequently, Schein may make loans to its officers and directors without stockholder approval.

ANTI-GREENMAIL

    The DGCL does not contain any provisions prohibiting the selective repurchase by a corporation of its stock at a premium over market price ("greenmail"). Delaware courts have permitted the repurchase of shares at a premium in certain cases.

    Section 513 of the NYBCL provides that no domestic corporation may purchase more than 10% of its stock from a shareholder who has held the shares for less than two years at any price which is higher than the market price unless such transaction is approved by both the corporation's board of directors and a majority of the shares entitled to vote or the corporation offers to purchase shares from all shareholders on the same terms. Consequently, there is no statutory prohibition against the payment of greenmail by Schein, as there is in the case of MBM.

                                    EXPERTS

    The consolidated financial statements and schedule included in Schein's Annual Report on Form 10-K, Amended Annual Report on Form 10-K/A and Form 8-K dated June 24, 1997 for the year ended December 28, 1996, which are incorporated by reference in this Proxy Statement/Prospectus, have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods indicated in their reports with respect thereto and are incorporated herein in reliance upon such reports given the authority of said firm as experts in accounting and auditing.

    The consolidated financial statements and schedule included in MBM's Annual Report on Form 10-K and Amended Annual Report on Form 10-K/A for the year ended November 30, 1996 have been audited by Miller, Ellin & Company, independent certified public accountants, to the extent and for the periods indicated in their report with respect thereto and are incorporated herein in reliance upon such report given the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

    The validity of the shares of Schein Common Stock to be issued pursuant to this Proxy Statement/ Prospectus will be passed upon for Schein by Proskauer Rose LLP, counsel to Schein. Certain U.S. tax matters will be passed upon for MBM by Cummings & Lockwood, special tax counsel to MBM.

    Shareholders wishing to present proposals for action by the shareholders at the next Annual Meeting of MBM's Shareholders (assuming that the Merger is not consummated prior thereto) must present such proposals at the principal offices of MBM not later than December 24, 1997. It is suggested that any such proposals be submitted by certified mail, return receipt requested.

                                                                         ANNEX I

                            AGREEMENT AND PLAN OF MERGER
                                  BY AND AMONG
                              HENRY SCHEIN, INC.,
                             HSI ACQUISITION CORP.
                                      AND
                             MICRO BIO-MEDICS, INC.
                              DATED MARCH 7, 1997
                                   AS REVISED

                               TABLE OF CONTENTS

ARTICLE I  THE MERGER...................................................................        I-7
    Section 1.1      The Merger.........................................................        I-7
    Section 1.2      Effective Time of the Merger.......................................        I-7
    Section 1.3      Closing............................................................        I-7

ARTICLE II  THE SURVIVING CORPORATION...................................................        I-8
    Section 2.1      Certificate of Incorporation.......................................        I-8
    Section 2.2      By-Laws............................................................        I-8
    Section 2.3      Directors and Officers of Surviving Corporation....................        I-8

ARTICLE III  CONVERSION OF SHARES.......................................................        I-8
    Section 3.1      Exchange Ratio.....................................................        I-8
    Section 3.2      Exchange of Company Common Stock; Procedures.......................        I-9
    Section 3.3      Dividends; Transfer Taxes; Escheat.................................        I-9
    Section 3.4      No Fractional Securities...........................................       I-10
    Section 3.5      Closing of Company Transfer Books..................................       I-10
    Section 3.6      Further Assurances.................................................       I-10

ARTICLE IV  REPRESENTATIONS AND WARRANTIES OF THE COMPANY...............................       I-10
    Section 4.1      Organization.......................................................       I-10
    Section 4.2      Capitalization.....................................................       I-11
    Section 4.3      Company Subsidiaries...............................................       I-11
    Section 4.4      Authority Relative to this Agreement...............................       I-12
    Section 4.5      Consents and Approvals; No Violations..............................       I-12
    Section 4.6      Reports and Financial Statements...................................       I-12
    Section 4.7      Absence of Certain Changes or Events; Material Contracts...........       I-13
    Section 4.8      Litigation.........................................................       I-13
    Section 4.9      Absence of Undisclosed Liabilities.................................       I-13
    Section 4.10     No Default.........................................................       I-13
    Section 4.11     Taxes..............................................................       I-13
    Section 4.12     Title to Properties; Encumbrances..................................       I-14
    Section 4.13     Intellectual Property..............................................       I-15
    Section 4.14     Compliance with Applicable Law.....................................       I-15
    Section 4.15     Information in Disclosure Documents and Registration Statement.....       I-16
    Section 4.16     Employee Benefit Plans; ERISA......................................       I-16
    Section 4.17     Environmental Laws and Regulations.................................       I-17
    Section 4.18     Vote Required......................................................       I-17
    Section 4.19     Opinion of Financial Advisor.......................................       I-18
    Section 4.20     Accounting Matters.................................................       I-18
    Section 4.21     NYBCL Section 912..................................................       I-18
    Section 4.22     Labor Matters......................................................       I-18
    Section 4.23     Affiliate Transactions.............................................       I-18
    Section 4.24     Brokers............................................................       I-18
    Section 4.25     Tax Matters........................................................       I-18
    Section 4.26     Accounts Receivable................................................       I-18
    Section 4.27     Inventory..........................................................       I-19

ARTICLE V  REPRESENTATIONS AND WARRANTIES OF PARENT.....................................       I-19
    Section 5.1      Organization.......................................................       I-19
    Section 5.2      Capitalization.....................................................       I-19
    Section 5.3      Authority Relative to this Agreement...............................       I-20
    Section 5.4      Consents and Approvals No Violations...............................       I-20
    Section 5.5      Reports and Financial Statements...................................       I-20
    Section 5.6      Absence of Certain Changes or Events; Material Contracts...........       I-20
    Section 5.7      Information in Disclosure Documents and Registration Statement.....       I-21
    Section 5.8      Absence of Undisclosed Liabilities.................................       I-21
    Section 5.9      Compliance with Applicable Law.....................................       I-21
    Section 5.10     Litigation.........................................................       I-21
    Section 5.11     Opinion of Financial Advisor.......................................       I-21
    Section 5.12     Accounting Matters.................................................       I-21
    Section 5.13     Tax Matters........................................................       I-22
    Section 5.14     Brokers............................................................       I-22
    Section 5.15     No Default.........................................................       I-22

ARTICLE VI  CONDUCT OF BUSINESS PENDING THE MERGER......................................       I-22
    Section 6.1      Conduct of Business by the Company Pending the Merger..............       I-22
    Section 6.2      Conduct of Business by Parent Pending the Merger...................       I-23
    Section 6.3      Conduct of Business of Sub.........................................       I-24

ARTICLE VII  ADDITIONAL AGREEMENTS......................................................       I-24
    Section 7.1      Access and Information.............................................       I-24
    Section 7.2      No Solicitation....................................................       I-24
    Section 7.3      Registration Statement.............................................       I-25
    Section 7.4      Proxy Statements; Stockholder Approval.............................       I-26
    Section 7.5      Compliance with the Securities Act.................................       I-26
    Section 7.6      Reasonable Best Efforts............................................       I-26
    Section 7.7      Proxy and Option Agreement.........................................       I-27
    Section 7.8      Company Stock Options..............................................       I-27
    Section 7.9      Public Announcements...............................................       I-28
    Section 7.10     Expenses...........................................................       I-28
    Section 7.11     Listing Application................................................       I-28
    Section 7.12     Supplemental Disclosure............................................       I-28
    Section 7.13     Letters of Accountants.............................................       I-28
    Section 7.14     Recruitment........................................................       I-28
    Section 7.15     Indemnification....................................................       I-29

ARTICLE VIII  CONDITIONS TO CONSUMMATION OF THE MERGER..................................       I-29
    Section 8.1      Conditions to Each Party's Obligation to Effect the Merger.........       I-29
    Section 8.2      Conditions to Obligations of Parent and Sub to Effect the Merger...       I-30
    Section 8.3      Conditions to Obligation of the Company to Effect the Merger.......       I-31

ARTICLE IX  TERMINATION.................................................................       I-32
    Section 9.1      Termination........................................................       I-32
    Section 9.2      Effect of Termination..............................................       I-33

ARTICLE X  GENERAL PROVISIONS...........................................................       I-34
    Section 10.1     Amendment and Modification.........................................       I-34
    Section 10.2     Waiver.............................................................       I-34
    Section 10.3     Survivability; Investigations......................................       I-34
    Section 10.4     Notices............................................................       I-34
    Section 10.5     Descriptive Headings; Interpretation...............................       I-35
    Section 10.6     Entire Agreement; Assignment.......................................       I-35
    Section 10.7     Governing Law......................................................       I-35
    Section 10.8     Severability.......................................................       I-35
    Section 10.9     Counterparts.......................................................       I-35

                                    SCHEDULE

Schedule 4.2(b)   Rights to Acquire Capital Stock
Schedule 4.2(c)   Vesting and Modification of Company Stock Options
Schedule 4.3      Subsidiaries of the Company
Schedule 4.5      No Violations
Schedule 4.6      Accounting Changes
Schedule 4.7      Absence of Certain Changes
Schedule 4.9      Undisclosed Liabilities
Schedule 4.10     No Defaults
Schedule 4.11     Taxes
Schedule 4.12     Liens
Schedule 4.13(a)  Intellectual Property
Schedule 4.14     Compliance with applicable Laws
Schedule 4.16.    Employee Benefit Plans
Schedule 4.17(a)  Compliance with Environmental Laws and Regulations
Schedule 4.17(b)  Asbestos; Underground Storage, Etc.
Schedule 4.17(c)  Certain Communications and Requests for Information; Remediation
Schedule 4.23     Affiliate Transactions
Schedule 5.1      Subsidiaries of Parent
Schedule 5.4      Violations (Parent)
Schedule 5.5      Accounting Changes (Parent)
Schedule 5.8      Undisclosed Liabilities (Parent)
Schedule 5.9      Compliance with Applicable Laws (Parent)
Schedule 6.1      Conduct of Business
Schedule 6.2(d)   Changes to Parent's Capitalization
Schedule 8.2(h)   Required Governmental Approvals

                                    EXHIBITS

Exhibit A  Proxy and Option Agreement
Exhibit B  Affiliate Agreement
Exhibit C  Opinion of Otterbourg, Steindler, Houston & Rosen, P.C.
Exhibit D  Opinion of Proskauer Rose LLP

                               [Exhibits Omitted]

                          AGREEMENT AND PLAN OF MERGER

    AGREEMENT AND PLAN OF MERGER dated March 7, 1997, by and among Henry Schein, Inc., a Delaware corporation ("Parent"), HSI Acquisition Corp., a New York corporation and wholly-owned subsidiary of Parent ("Sub"), and Micro Bio-Medics, Inc., a New York corporation (the "Company"), as revised.

    The Boards of Directors of Parent and Sub and the Company deem it advisable and in the best interests of their respective stockholders that Parent acquire the Company pursuant to the terms and conditions of this Agreement, and, in furtherance of such acquisition, such Boards of Directors have unanimously approved the merger of Sub with and into the Company in accordance with the terms of this Agreement and the New York Business Corporation Law (the "NYBCL").

    Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent's willingness to enter into this Agreement, certain holders of shares of the Common Stock, par value $.03 per share, of the Company (the "Company Common Stock") are entering into an agreement with Parent and Sub in the form attached hereto as Exhibit A (the "Proxy and Option Agreement") granting Parent the right to vote such shares of the Company Common Stock and granting Parent an option to purchase such shares of the Company Common Stock in accordance with the terms set forth in the Proxy and Option Agreement.

    For federal income tax purposes, it is intended that the Merger (as defined in Section 1.1) shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

    For accounting purposes, it is intended that the Merger shall be accounted for as a pooling of interests.

    In consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

                                   ARTICLE I.

                                   THE MERGER

    SECTION 1.1. THE MERGER. In accordance with the provisions of this Agreement and the NYBCL, at the Effective Time (as defined in Section 1.2), Sub shall be merged with and into the Company (the "Merger"), the separate existence of Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger (sometimes hereinafter called the "Surviving Corporation") and shall continue its corporate existence under the laws of the State of New York. The Merger shall have the effects set forth in Section 906 of the NYBCL.

    SECTION 1.2. EFFECTIVE TIME OF THE MERGER. The Merger shall become effective at the time of filing of, or at such later time specified in, a properly executed Certificate of Merger, in the form required by and executed in accordance with the NYBCL, filed with the Secretary of State of the State of New York in accordance with the provisions of Section 904 of the NYBCL. Such filing shall be made as soon as practicable after the Closing (as defined in Section 1.3). When used in this Agreement, the term "Effective Time" shall mean the date and time at which the Merger shall become effective.

    SECTION 1.3. CLOSING. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Proskauer Rose Goetz & Mendelsohn LLP, 1585 Broadway, New York, New York, at 10:00 a.m., on the day on which all of the conditions set forth in Article VIII are satisfied or waived or on such other date and at such other time and place as Parent and the Company shall agree (such date, the "Closing Date").

                                  ARTICLE II.

                           THE SURVIVING CORPORATION

    SECTION 2.1 CERTIFICATE OF INCORPORATION. The Certificate of Incorporation of Sub in effect at the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation until amended in accordance with applicable law, except that the name of the Surviving Corporation shall be "Micro Bio-Medics, Inc.".

    SECTION 2.2 BY-LAWS. The By-Laws of Sub as in effect at the Effective Time shall be the By-Laws of the Surviving Corporation until amended in accordance with applicable law.

    SECTION 2.3 DIRECTORS AND OFFICERS OF SURVIVING CORPORATION.

    (a) The directors of Sub at the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Certificate of Incorporation or By-Laws of the Surviving Corporation or as otherwise provided by law.

    (b) The officers of the Company at the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Certificate of Incorporation or By-Laws of the Surviving Corporation, or as otherwise provided by law.

                                  ARTICLE III.

                              CONVERSION OF SHARES

    SECTION 3.1 EXCHANGE RATIO. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof:

        (a) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 3.1(b) and other than shares of Company Common Stock as to which appraisal rights shall have been duly demanded under the NYBCL ("Dissenting Shares")) shall be converted into the right to receive 0.62 (the "Exchange Ratio") of a share of the Common Stock, par value $.01 per share, of Parent (the "Parent Common Stock"), payable upon the surrender of the certificate formerly representing such share of Company Common Stock.

        (b) All shares of Company Common Stock that are held by the Company as treasury shares shall be canceled and retired and cease to exist, and no securities of Parent or other consideration shall be delivered in exchange therefor.

        (c) Each share of Common Stock, par value $.01 per share, of Sub ("Sub Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of Common Stock, par value $.03 per share, of the Surviving Corporation.

        (d) Each outstanding option to purchase Company Common Stock set forth on Schedule 4.2(b) (each, a "Company Stock Option") and each warrant to purchase Company Common Stock set forth on Schedule 4.2(b) (each, a "Company Warrant") shall be assumed by Parent as more specifically provided in
    Section 7.8.

        (e) The holders of Dissenting Shares, if any, shall be entitled to payment by the Surviving Corporation of the appraised value of such shares to the extent permitted by and in accordance with the provisions of Section 623 of the NYBCL; provided, however, that (i) if any holder of the Dissenting Shares shall, under the circumstances permitted by the NYBCL, subsequently deliver a written withdrawal of such holder's demand for appraisal of such shares, or
    (ii) if any holder fails to establish such holder's entitlement to rights to payment as provided in such Section 623, or (iii) if neither any holder of Dissenting Shares nor the Surviving Corporation has filed a petition demanding a determination of the value of all Dissenting Shares within the time provided in such Section 623, such holder or holders (as the case may be) shall forfeit such right to payment for such shares and such shares shall thereupon be deemed to have been converted into Parent Common Stock pursuant to Section 3.1(a) as of the Effective Time. The Surviving Corporation shall be solely responsible for, and shall pay out of its own funds, any amounts which become due and payable to holders of Dissenting Shares, and such amounts shall not be paid directly or indirectly by Parent.

    SECTION 3.2 EXCHANGE OF COMPANY COMMON STOCK; PROCEDURES.

    (a) Prior to the Closing Date, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as Exchange Agent hereunder (the "Exchange Agent"). As soon as practicable after the Effective Time, Parent shall deposit with or for the account of the Exchange Agent stock certificates representing the number of shares of Parent Common Stock issuable pursuant to
Section 3.1 in exchange for outstanding shares of Company Common Stock, which shares of Parent Common Stock shall be deemed to have been issued at the Effective Time.

    (b) As soon as practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the "Certificates") that were converted pursuant to
Section 3.1 into the right to receive shares of Parent Common Stock (i) a form of letter of transmittal specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and (ii) instructions for use in surrendering such Certificates in exchange for certificates representing shares of Parent Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole shares of Parent Common Stock which such holder has the right to receive pursuant to the provisions of this
Article III and (y) cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 3.4, after giving effect to any required tax withholdings, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock may be issued to a transferee if the Certificate representing such Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer, and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 3.2(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender a certificate representing shares of Parent Common Stock and cash in lieu of any fractional shares of Parent Common Stock as contemplated by this Article III.

    SECTION 3.3 DIVIDENDS; TRANSFER TAXES; ESCHEAT. No dividends or distributions that are declared on shares of Parent Common Stock will be paid to persons entitled to receive certificates representing shares of Parent Common Stock until such persons surrender their Certificates. Upon such surrender, there shall be paid, to the person in whose name the certificates representing such shares of Parent Common Stock shall be issued, any dividends or distributions with respect to such shares of Parent Common Stock which have a record date after the Effective Time and shall have become payable between the Effective Time and the time of such surrender. In no event shall the person entitled to receive such dividends or distributions be entitled to receive interest thereon. Promptly following the date which is six months after the Effective Time, the Exchange Agent shall deliver to the Surviving Corporation all cash, certificates and other documents in its possession relating to the transactions described in this Agreement, and any holders of Company Common Stock who have not theretofore complied with this Article III shall look thereafter only to the Surviving Corporation for the shares of Parent Common Stock, any dividends or distributions thereon, and any cash in lieu of fractional shares thereof to which they are entitled pursuant to this Article III. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to a holder of Company Common Stock for any shares of Parent Common Stock, any dividends or distributions thereon or any cash in lieu of fractional shares thereof delivered to a public official pursuant to applicable abandoned property, escheat or similar laws upon the lapse of the applicable time periods provided for therein.

    SECTION 3.4 NO FRACTIONAL SECURITIES. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional interests shall not entitle the owner thereof to vote or to any rights of a security holder. In lieu of any such fractional securities, each holder of Company Common Stock who would otherwise have been entitled to a fraction of a share of Parent Common Stock upon surrender of such holder's Certificates will be entitled to receive, and Parent will timely provide (or cause to be provided) to the Exchange Agent sufficient funds to make, a cash payment (without interest) determined by multiplying (i) the fractional interest to which such holder would otherwise be entitled (after taking into account all shares of Company Common Stock then held of record by such holder) and (ii) the average of the per share closing prices for Parent Common Stock on the Nasdaq National Market ("Nasdaq") for the five trading days immediately preceding the Effective Time. It is understood (i) that the payment of cash in lieu of fractional shares of Parent Common Stock is solely for the purpose of avoiding the expense and inconvenience to Parent of issuing fractional shares and does not represent separately bargained-for consideration and (ii) that no holder of Company Common Stock will receive cash in lieu of fractional shares of Parent Common Stock in an amount greater than the value of one full share of Parent Common Stock.

    SECTION 3.5 CLOSING OF COMPANY TRANSFER BOOKS. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of shares of Company Common Stock shall thereafter be made on such stock transfer books. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged as provided in this Article III.

    SECTION 3.6 FURTHER ASSURANCES. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of Sub or the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of each of Sub and the Company or otherwise, all such deeds, bills of sale, assignments and assurances and to take and do, in such names and on such behalf or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out the purposes of this Agreement.

                                  ARTICLE IV.

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

    The Company represents and warrants to Parent and Sub as follows:

    SECTION 4.1 ORGANIZATION. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of New York and has the corporate power to carry on its business as it is now being conducted or presently proposed to be conducted. The Company is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not have a material adverse effect, individually or in the aggregate, on the financial condition, results of operations, business, assets, liabilities, prospects or properties of the Company and its Subsidiaries (as defined below) taken as a whole, or the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement (a "Company Material Adverse Effect"). As used in this Agreement, the term "Subsidiary" means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (x) such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interest in such partnership) or (y) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party and/or one or more of its Subsidiaries.

    SECTION 4.2 CAPITALIZATION.

    (a) The authorized capital stock of the Company consists of 20,000,000 shares of Company Common Stock and 1,000,000 shares of Preferred Stock, par value $1.00 per share, of the Company (the "Company Preferred Stock"). As of the date hereof, (i) 5,072,848 shares of Company Common Stock are issued and outstanding, (ii) no shares of Company Preferred Stock are issued and outstanding, (iii) Company Stock Options to acquire 1,842,668 shares of Company Common Stock are outstanding under all stock option plans of the Company or otherwise, (iv) Company Warrants to acquire 106,420 shares of Company Common Stock are outstanding, and (v) 2,524,090 shares of Company Common Stock are reserved for issuance pursuant to the Company Stock Options, the Company Warrants and all other Rights (as hereinafter defined) to purchase or otherwise receive capital stock or other securities of the Company. All of the issued and outstanding shares of Company Common Stock are validly issued, fully paid and nonassessable.

    (b) Except as set forth on Schedule 4.2(b), (i) there is no outstanding right, subscription, warrant, call, option or other agreement or arrangement (including, without limitation, pursuant to any employee benefit plan) of any kind (collectively, "Rights") to purchase or otherwise to receive from the Company or any of its Subsidiaries, any of the outstanding authorized but unissued or treasury shares of the capital stock or any other security of the Company or any of its Subsidiaries or to require the Company or any of its Subsidiaries to purchase any such security, (ii) there is no outstanding security of any kind convertible into or exchangeable for such capital stock, and (iii) there is no voting trust or other agreement or understanding to which the Company or any of its Subsidiaries is a party or is bound with respect to the voting of the capital stock of the Company or any of its Subsidiaries. The conversion of the Company Stock Options provided for in Section 7.8 of this Agreement is in accordance with the respective terms of the Company Stock Options and the plans under which they were issued.

    (c) Since December 1, 1995, except as set forth on Schedule 4.2(c), the Company has not in any manner accelerated or provided for the acceleration of the vesting or exercisability of, or otherwise modified the terms and conditions applicable to, any of the Company Stock Options, whether set forth in the governing stock option plans of the Company, a stock option grant, award or other agreement or otherwise. Except as set forth on Schedule 4.2(c), none of the awards, grants or other agreements pursuant to which Company Stock Options were issued have provisions which accelerate the vesting or right to exercise such options upon the execution of this Agreement (including the documents attached as Exhibits hereto), the consummation of the transactions contemplated hereby (or thereby) or any other "change of control" events.

    SECTION 4.3 COMPANY SUBSIDIARIES. Schedule 4.3 contains a complete and accurate list of all Subsidiaries of the Company. Each Subsidiary of the Company that is a corporation is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. Each Subsidiary of the Company that is a partnership is duly formed and validly existing under the laws of its jurisdiction of formation. Each Subsidiary of the Company has the corporate power or the partnership power, as the case may be, to carry on its business as it is now being conducted or presently proposed to be conducted. Each Subsidiary of the Company is duly qualified as a foreign corporation or a foreign partnership, as the case may be, authorized to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not have a Company Material Adverse Effect. All of the outstanding shares of capital stock of the Subsidiaries of the Company that are corporations are validly issued, fully paid and nonassessable, except to the extent provided in
Section 630 of the NYBCL. All of the outstanding shares of capital stock of, or other ownership interests in, each Subsidiary of the Company are owned by the Company or a Subsidiary of the Company, in each case, except as set forth in the Company SEC Reports (as hereinafter defined), free and clear of any liens, pledges, security interests, claims, charges or other encumbrances of any kind whatsoever ("Liens").

    SECTION 4.4 AUTHORITY RELATIVE TO THIS AGREEMENT. The Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated on its part hereby have been duly authorized by the Company's Board of Directors and, except for the approval of its stockholders to be sought at the stockholders meeting contemplated by Section 7.4(a) with respect to this Agreement, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or for the Company to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

    SECTION 4.5 CONSENTS AND APPROVALS; NO VIOLATIONS. Neither the execution, delivery and performance of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby, will (i) conflict with or result in any breach of any provisions of the charter, by-laws or other organizational documents of the Company or any of its Subsidiaries, (ii) require a filing with, or a permit, authorization, consent or approval of, any federal, state, local or foreign court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or administrative agency or commission (a "Governmental Entity"), except in connection with or in order to comply with the applicable provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), state securities or "blue sky" laws, the By-Laws of the National Association of Securities Dealers (the "NASD"), the filing and recordation of a Certificate of Merger as required by the NYBCL, and filing with the New York Board of Pharmacy and with the New York State Department of Social Services (as required by 18 NYCRR Section 502.5(b), (iii) except as set forth on Schedule 4.5, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, or result in the creation of a Lien on any property or asset of the Company or any of its Subsidiaries pursuant to, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation (each, a "Contract") to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound or (iv) violate any material law, order, writ, injunction, decree, statute, rule or regulation of any Governmental Entity applicable to the Company, any of its Subsidiaries or any of their properties or assets.

    SECTION 4.6 REPORTS AND FINANCIAL STATEMENTS. The Company has timely filed all reports required to be filed with the Securities and Exchange Commission (the "SEC") pursuant to the Exchange Act or the Securities Act since December 1, 1993 (collectively, the "Company SEC Reports"), and has previously made available to Parent true and complete copies of all such Company SEC Reports. Such Company SEC Reports, as of their respective dates, complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and none of such Company SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Company SEC Reports have been prepared in accordance with generally accepted accounting principles ("GAAP") consistently applied throughout the periods indicated (except as otherwise noted therein) and fairly present the consolidated financial position of the Company and its consolidated Subsidiaries as at the dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries for each of the periods then ended, except that in the case of the unaudited consolidated financial statements included in any Form 10-Q, the presentation and disclosures conform with the applicable rules of the Exchange Act, but include all adjustments necessary to conform to GAAP requirements with respect to interim financial statements. Except as set forth on Schedule 4.6, since December 1, 1993, there has been no change in any of the significant accounting (including tax accounting) policies, practices or procedures of the Company or any of its consolidated Subsidiaries.

    SECTION 4.7 ABSENCE OF CERTAIN CHANGES OR EVENTS; MATERIAL CONTRACTS. Except as set forth on Schedule 4.7 or in the Company SEC Reports, since December 1, 1995, (i) neither the Company nor any of its Subsidiaries has conducted its business and operations other than in the ordinary course of business and consistent with past practices or taken any actions that, if it had been in effect, would have violated or been inconsistent with the provisions of Section
6.1 and (ii) there has not been any fact, event, circumstance or change affecting or relating to the Company or any of its Subsidiaries which has had or is reasonably likely to have a Company Material Adverse Effect. Except as set forth on Schedule 4.7, the transactions contemplated by this Agreement will not constitute a change of control under or require the consent from or the giving of notice to a third party pursuant to the terms, conditions or provisions of any material Contract to which Parent or any of its Subsidiaries is a party, or require any payment to be made under any Contract to which the Parent or any of its Subsidiaries is a party.

    SECTION 4.8 LITIGATION. Except for litigation disclosed in the notes to the financial statements included in the Company's Annual Report to Stockholders for the year ended November 30, 1995 or in the Company SEC Reports filed subsequent thereto, there is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, the outcome of which, in the reasonable judgment of the Company, is likely to have a Company Material Adverse Effect; nor is there any judgment, decree, injunction, ruling or order of any Governmental Entity outstanding against the Company or any of its Subsidiaries having, or which is reasonably likely to have, a Company Material Adverse Effect.

    SECTION 4.9 ABSENCE OF UNDISCLOSED LIABILITIES. Except for liabilities or obligations which are accrued or reserved against in the Company's financial statements (or reflected in the notes thereto) included in the Company SEC Reports or which were incurred after August 31, 1996 in the ordinary course of business and consistent with past practice, and except as set forth on Schedule 4.9, none of the Company and its Subsidiaries has any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of a nature required by GAAP to be reflected in a consolidated balance sheet (or reflected in the notes thereto) or which would reasonably be expected to have a Company Material Adverse Effect.

    SECTION 4.10 NO DEFAULT. Except as set forth on Schedule 4.10, neither the Company nor any Subsidiary of the Company is in default or violation (and no event has occurred which with notice or the lapse of time or both would constitute a default or violation) of any term, condition or provision of (i) its charter, by-laws or comparable organizational documents, (ii) any material Contract to which the Company or any of its Subsidiaries is a party or by which they or any of their properties or assets may be bound, or (iii) any material order, writ, injunction or decree, or any material statute, rule or regulation, of any Governmental Entity applicable to the Company or any of its Subsidiaries.

    SECTION 4.11 TAXES.

    (a) The Company has heretofore delivered or made available to Parent true, correct and complete copies of the consolidated federal, state, local and foreign income, franchise sales and other Tax Returns

(as hereinafter defined) filed by the Company and the Company Subsidiaries for each of the Company's years ended November 30, 1995, 1994, 1993, 1992 and 1991 inclusive. Except as set forth on Schedule 4.11, the Company has duly filed, and each Subsidiary has duly filed, all material federal, state, local and foreign income, franchise, sales and other Tax Returns required to be filed by the Company or any of its Subsidiaries. All such Tax Returns are true, correct and complete, in all material respects, and the Company and its Subsidiaries have paid all Taxes (as hereinafter defined) shown on such Tax Returns and have made adequate provision for payment of all accrued but unpaid material Taxes anticipated in respect of all periods since the periods covered by such Tax Returns. Except as set forth on Schedule 4.11, all material deficiencies assessed as a result of any examination of Tax Returns of the Company or any of its Subsidiaries by federal, state, local or foreign tax authorities have been paid or reserved on the financial statements of the Company in accordance with GAAP consistently applied, and true, correct and complete copies of all revenue agent's reports, "30-day letters," or "90-day letters" or similar written statements proposing or asserting any Tax deficiency against the Company or any of its Subsidiaries for any open year have been heretofore delivered to Parent. The Company has heretofore delivered or will make available to Parent true, correct and complete copies of all written tax-sharing agreements and written descriptions of all such unwritten agreement or arrangements to which the Company or any of its Subsidiaries is a party. Except as set forth in Schedule 4.11, no material issue has been raised during the past five years by any federal, state, local or foreign taxing authority which, if raised with regard to any subsequent period, could reasonably be expected to result in a proposed material deficiency for any such subsequent period. Except as disclosed in
Schedule 4.11 hereof, neither the Company nor any of its Subsidiaries has granted any extension or waiver of the statutory period of limitations applicable to any claim for any material Taxes. Schedule 4.11 lists the consolidated federal income tax returns of the Company and its Subsidiaries that have been examined by and settled with the Internal Revenue Service (the "Service"). Except as set forth in Schedule 4.11, (i) no consent has been filed under Section 341(f) of the Code with respect to any of the Company or the Subsidiaries of the Company; (ii) neither the Company nor any of the Subsidiaries of the Company has participated in, or cooperated with, an international boycott within the meaning of Section 999 of the Code; and (iii) neither the Company nor any of the Subsidiaries of the Company has issued or assumed any corporate acquisition indebtedness, as defined in Section 279(b) of the Code. The Company and each Subsidiary of the Company have complied (and until the Effective Time will comply) in all material respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes (including, without limitation, withholding of Taxes pursuant to Sections 1441 and 1442 of the Code or similar provisions under any foreign laws) and have, within the time and in the manner prescribed by law, withheld from employee wages and paid over to the proper governmental authorities all amounts required to be so withheld and paid over under all applicable laws.

    (b) For purposes of this Agreement, the term "Taxes" shall mean all taxes, charges, fees, levies, duties, imposts or other assessments, including, without limitation, income, gross receipts, excise, property, sales, use, transfer, gains, license, payroll, withholding, capital stock and franchise taxes, imposed by the United States, or any state, local or foreign government or subdivision or agency thereof, including any interest, penalties or additions thereto. For purposes of this Agreement, the term "Tax Return" shall mean any report, return or other information or document required to be supplied to a taxing authority in connection with Taxes.

    SECTION 4.12 TITLE TO PROPERTIES; ENCUMBRANCES. Except as described in the following sentence, each of the Company and its Subsidiaries has good, valid and marketable title to, or a valid leasehold interest in, all of its material properties and assets (real, personal and mixed, tangible and intangible), including, without limitation, all the properties and assets reflected in the consolidated balance sheet of the Company and its Subsidiaries as of August 31, 1996 included in the Company's Quarterly Report on Form 10-Q for the period ended on such date (except for properties and assets disposed of in the ordinary course of business and consistent with past practices since August 31, 1996). None of such properties or assets are subject to any Liens (whether absolute, accrued, contingent or otherwise), except (i) as specifically set forth in the Company SEC Reports; (ii) Liens for taxes, assessments or other governmental charges not delinquent or being contested in good faith and by appropriate proceedings and with respect to which proper reserves have been taken by the Company or its Subsidiaries and have been duly reflected on their books and records and, with respect to reserves taken on or prior to August 31, 1996, the financial statements of the Company ("Proper Reserves"); (iii) deposits or pledges to secure obligations under workmen's compensation, social security or similar laws, or under unemployment insurance as to which the Company and its Subsidiaries are not in default; (iv) deposits or pledges to secure bids, tenders, contracts (other than contracts for the payment of money), leases, statutory obligations, surety and appeal bonds and other obligations of like nature arising in the ordinary course of business of the Company or its Subsidiaries; (v) judgment Liens listed on Schedule 4.12 that have been stayed or bonded and mechanics', workmen's, materialmen's or other like liens with respect to obligations which are not due or which are being contested in good faith by the Company or its Subsidiaries and as to which they have taken Proper Reserves; and (vi) minor imperfections of title and encumbrances, if any, which are not substantial in amount, do not materially detract from the value of the property or assets subject thereto and do not materially impair the operations of any of the Company and its Subsidiaries.

    SECTION 4.13 INTELLECTUAL PROPERTY.

    (a) Except as set forth on Schedule 4.13(a), the Company and its Subsidiaries are the sole and exclusive owners of all material patents, patent applications, patent rights, trademarks, trademark rights, trade names, trade name rights, copyrights, service marks and registrations for and applications for registration of trademarks, service marks and copyrights, and are the sole and exclusive owners of, or have an irrevocable, royalty free right to use, all material technology and know-how, trade secrets, rights in computer software and other proprietary rights and information and all technical and user manuals and documentation made or used in connection with any of the foregoing, in each case used or held for use in connection with the businesses of the Company or any of its Subsidiaries as currently conducted (collectively, the "Intellectual Property"), free and clear of all Liens except as set forth on Schedule 4.13(a) and except minor imperfections of title and encumbrances, if any, which are not substantial in amount, do not materially detract from the value of the Intellectual Property subject thereto and do not impair in any material respect the operations of any of the Company and its Subsidiaries.

    (b) All outstanding registrations and applications for Intellectual Property
(i) are valid, subsisting, in proper form and enforceable, and have been duly maintained, including the submission of all necessary filings and fees in accordance with the legal and administrative requirements of the appropriate jurisdictions and (ii) have not lapsed, expired or been abandoned, and no application or registration therefor is the subject of any pending, or, to the knowledge of the Company, threatened legal or governmental proceeding before any registration authority in any jurisdiction.

    (c) To the knowledge of the Company, there are no conflicts with or infringements of any Intellectual Property by any third party. The conduct of the businesses of the Company and its Subsidiaries as currently conducted (collectively, the "Business") does not conflict with or infringe in any way any proprietary right of any third party, which conflict or infringement would have a Company Material Adverse Effect, and there is no claim, suit, action or proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries (i) alleging any such conflict or infringement with any third party's proprietary rights, or (ii) challenging the ownership, use, validity or enforceability of the Intellectual Property.

    SECTION 4.14 COMPLIANCE WITH APPLICABLE LAW. Except as set forth on Schedule
4.14 or as disclosed in the Company SEC Reports, (i) the Company and its Subsidiaries hold, and are in compliance with the terms of, all material permits, licenses, exemptions, orders and approvals of all Governmental Entities necessary for the current and presently proposed conduct of their respective businesses ("Company Permits"), (ii) no fact exists or event has occurred, and no action or proceeding is pending or, to the Company's knowledge, threatened, that has a reasonable possibility of resulting in a revocation, nonrenewal, termination, suspension or other material impairment of any material Company Permits, (iii) the businesses of the Company and its Subsidiaries are not being conducted in violation, in any material respect, of any material applicable law, ordinance, regulation, judgment, decree or order of any Governmental Entity ("Applicable Law"), and (iv) to the knowledge of the Company, (x) no investigation or review by any Governmental Entity with respect to the Company or its Subsidiaries is pending or threatened or has been undertaken within the past six years, and (y) no Governmental Entity has indicated an intention to conduct the same.

    SECTION 4.15 INFORMATION IN DISCLOSURE DOCUMENTS AND REGISTRATION
STATEMENT. None of the information to be supplied by the Company for inclusion in (i) the Registration Statement to be filed with the SEC by Parent on Form S-4 under the Securities Act for the purpose of registering the shares of Parent Common Stock to be issued in connection with the Merger (the "Registration Statement") or (ii) the proxy statement to be distributed in connection with the Company's meeting of stockholders to vote upon this Agreement (the "Proxy Statement") will, in the case of the Registration Statement, at the time it becomes effective and at the Effective Time, or, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the meeting of stockholders of the Company to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the applicable provisions of the Exchange Act, and the rules and regulations promulgated thereunder, except that no representation is made by the Company with respect to statements made therein based on information supplied by Parent or its representatives for inclusion in the Proxy Statement or with respect to information concerning Parent or any of its Subsidiaries incorporated by reference in the Proxy Statement.

    SECTION 4.16 EMPLOYEE BENEFIT PLANS; ERISA.

    (a) Schedule 4.16 hereto sets forth a true and complete list of each material employee benefit plan, arrangement or agreement that is maintained, or was maintained at any time during the five (5) calendar years preceding the date of this Agreement (the "Company Plans"), by the Company or by any trade or business, whether or not incorporated (a "Company ERISA Affiliate"), which together with the Company would be deemed a "single employer" within the meaning of Section 4001 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

    (b) Each of the Company Plans that is subject to ERISA is and has been in compliance with ERISA and the Code in all material respects; each of the Company Plans intended to be "qualified" within the meaning of Section 401(a) of the Code is so qualified; no Company Plan has an accumulated or waived funding deficiency within the meaning of Section 412 of the Code; neither the Company nor any Company ERISA Affiliate has incurred, directly or indirectly, any material liability (including any material contingent liability) to or on account of a Company Plan pursuant to Title IV of ERISA; no proceedings have been instituted to terminate any Company Plan that is subject to Title IV of ERISA; no "reportable event," as such term is defined in Section 4043(b) of ERISA, has occurred with respect to any Company Plan; and no condition exists that presents a material risk to the Company or any Company ERISA Affiliate of incurring a liability to or on account of a Company Plan pursuant to Title IV of ERISA.

    (c) The current value of the assets of each of the Company Plans that are subject to Title IV of ERISA, based upon the actuarial assumptions (to the extent reasonable) presently used by the Company Plans, exceeds the present value of the accrued benefits under each such Company Plan; no Company Plan is a multiemployer plan (within the meaning of Section 4001(a)(3) of ERISA) and no Company Plan is a multiple employer plan as defined in Section 413 of the Code; and all material contributions or other amounts payable by the Company as of the Effective Time with respect to each Company Plan in respect of current or prior plan years have been either paid or accrued on the balance sheet of the Company. To the knowledge of the Company, there are no material pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Company Plans or any trusts related thereto.

    (d) Neither the Company nor any Company ERISA Affiliate, nor any Company Plan, nor any trust created thereunder, nor any trustee or administrator thereof has engaged in a transaction in connection with which the Company or any Company ERISA Affiliate, any Company Plan, any such trust, or any trustee or administrator thereof, or any party dealing with any Company Plan or any such trust could be subject to either a material civil penalty assessed pursuant to
Section 409 or 502(i) of ERISA or a material tax imposed pursuant to Section 4975 or 4976 of the Code. No Company Plan provides death or medical benefits (whether or not insured), with respect to current or former employees of the Company or any Company ERISA Affiliate beyond their retirement or other termination of service other than (i) coverage mandated by applicable law or
(ii) death benefits under any "employee pension plan," as that term is defined in Section 3(2) of ERISA).

    SECTION 4.17 ENVIRONMENTAL LAWS AND REGULATIONS.

    a. Except as set forth on Schedule 4.17(a): (i) the Company and its Subsidiaries are and have been, in all material respects, in compliance with, and there are no outstanding allegations by any person or entity that the Company or its Subsidiaries has not been in compliance with, all material applicable laws, rules, regulations, common law, ordinances, decrees, orders or other binding legal requirements relating to pollution (including the treatment, storage and disposal of wastes and the remediation of releases and threatened releases of materials), the preservation of the environment, and the exposure to materials in the environment or work place ("Environmental Laws") and (ii) the Company and its Subsidiaries currently hold all material permits, licenses, registrations and other governmental authorizations (including exemptions, waivers, and the like) and financial assurance required under Environmental Laws for the Company and its Subsidiaries to operate their businesses as currently conducted.

    (b) Except as set forth on Schedule 4.17(b), to the knowledge of the Company (and without special investigation for purposes hereof) (i) there is no friable asbestos-containing material in or on any real property currently owned, leased or operated by the Company or its Subsidiaries and (ii) there are and have been no underground storage tanks (whether or not required to be registered under any applicable law), dumps, landfills, lagoons, surface impoundments, injection wells or other land disposal units in or on any property currently owned, leased or operated by the Company or its Subsidiaries.

    (c) Except as set forth on Schedule 4.17(c), (i) neither the Company nor its Subsidiaries has received (x) any written communication from any person stating or alleging that any of them may be a potentially responsible party under any Environmental Law (including, without limitation, the Federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended) with respect to any actual or alleged environmental contamination or (y) any request for information under any Environmental Law from any Governmental Entity with respect to any actual or alleged material environmental contamination; and
(ii) none of the Company, its Subsidiaries or any Governmental Entity is conducting or has conducted (or, to the knowledge of the Company, is threatening to conduct) any environmental remediation or investigation.

    SECTION 4.18 VOTE REQUIRED. The affirmative vote of the holders of two-thirds of the outstanding shares of the Company Common Stock are the only votes of the holders of any class or series of the Company's capital stock necessary to approve the Merger. The Board of Directors of the Company, at a meeting duly called and held on March 7, 1997, unanimously (i) approved this Agreement and the Proxy and Option Agreement, (ii) determined that the transactions contemplated hereby and thereby are fair to and in the best interests of the holders of Company Common Stock and (iii) determined to recommend this Agreement, the Merger and the other transactions contemplated hereby to such holders for approval and adoption. The resolutions of the Company's Board of Directors taking the actions described in the preceding sentence have not been rescinded, withdrawn, amended or otherwise modified, remain in full force and effect, and constitute the only action of such Board of Directors with respect to the Merger or the other transactions contemplated by this Agreement.

    SECTION 4.19 OPINION OF FINANCIAL ADVISOR. The Company has received the opinion of Houlihan, Lokey, Howard & Zukin, Inc., dated March 7, 1997, substantially to the effect that the consideration to be received in the Merger by the holders of Company Common Stock is fair to such holders from a financial point of view, a copy of which opinion has been delivered to Parent.

    SECTION 4.20 ACCOUNTING MATTERS. None of the Company, any of its Subsidiaries or any of their respective directors, officers or stockholders has taken any action which would prevent the accounting for the Merger as a pooling of interests in accordance with Accounting Principles Board Opinion No. 16, the interpretative releases pursuant thereto and the pronouncements of the SEC.

    SECTION 4.21 NYBCL SECTION 912. Prior to the date hereof, the Board of Directors of the Company has approved this Agreement and the Proxy and Option Agreement, and the Merger and the other transactions contemplated hereby and thereby, and such approval is sufficient to render inapplicable to the Merger and any of such other transactions the provisions of Section 912 of the NYBCL.

    SECTION 4.22 LABOR MATTERS. Neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other understanding with a labor union or labor organization and, to the knowledge of the Company, there is no activity involving any employees of the Company or its Subsidiaries seeking to certify a collective bargaining unit or engaging in any other organizational activity.

    SECTION 4.23 AFFILIATE TRANSACTIONS. Except as set forth in Schedule 4.23 or as disclosed in the Company SEC Reports, there are no Contracts or other transactions between the Company or any of its Subsidiaries, on the one hand, and any (i) officer or director of the Company or any of its Subsidiaries, (ii) record or beneficial owner of five percent or more of the voting securities of the Company or (iii) affiliate (as such term is defined in Regulation 12b-2 promulgated under the Exchange Act) of any such officer, director or beneficial owner, on the other hand.

    SECTION 4.24 BROKERS. Except for its financial advisors, Houlihan, Lokey, Howard & Zukin, Inc., Bangert, Dawes, Reade, Davis & Thom, Incorporated, and Royce Investment Group, Inc., no broker, finder or financial advisor is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company, and the Company has delivered to the Parent true, complete and correct copies of (or, in the case of any oral agreement or arrangement, a true, complete and correct summary of) each agreement or arrangement pursuant to which any of such advisors is entitled to any such fee or commission.

    SECTION 4.25 TAX MATTERS. The Company knows of no fact or circumstance which is reasonably likely to cause the Merger to be treated other than as a tax-free reorganization under Section 368(a) of the Code.

    SECTION 4.26 ACCOUNTS RECEIVABLE. All of the accounts and notes receivable of the Company and its Subsidiaries set forth on the books and records of the Company or to be incurred after the date hereof (in each case net of the applicable reserves reflected or, with respect to future accounts and notes receivable, to be reflected on the books and records of the Company and in the financial statements included in the Company's SEC reports): (i) represent or will represent sales actually made or to be made in the ordinary course of business for goods or services delivered or rendered to unaffiliated customers in bona fide arm's length transactions, (ii) constitute or will constitute valid claims, and (iii) are, or upon incurrence will be, good and collectible, in each case at the aggregate recorded amounts thereof without right of recourse, defense, deduction, return of goods, counterclaim, or offset and have been or will be collected in the ordinary course of business and consistent with past experience.

    SECTION 4.27 INVENTORY. All inventory of the Company and its Subsidiaries is (net of the applicable reserves reflected on the books and records of the Company and in the financial statements included in the Company's SEC reports) of merchantable quality, free of defects in workmanship or design and is usable and salable at normal profit margins and in accordance with historical sales practices in the ordinary course of the business of the Company and its Subsidiaries. The Inventory (net of such reserves) does not include any items which are obsolete, damaged, excessive, below standard quality or slow moving (I.E., items that are for discontinued or expected to be discontinued product lines, or items that have not been used or sold within 12 months prior to the date hereof).

                                   ARTICLE V.

                    REPRESENTATIONS AND WARRANTIES OF PARENT

    Parent represents and warrants to the Company as follows:

    SECTION 5.1 ORGANIZATION. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power to carry on its business as it is now being conducted or presently proposed to be conducted. Parent is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities make such qualification necessary, except where the failure to be so qualified will not have a material adverse effect individually or in the aggregate, on the financial condition, results of operations, business, assets, liabilities, prospects or properties of Parent and its Subsidiaries taken as a whole or on the ability of Parent to consummate the Merger and the other transactions contemplated by this Agreement (a "Parent Material Adverse Effect"). Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of New York. Sub has not engaged in any business (other than in connection with this Agreement and the transactions contemplated hereby) since the date of its incorporation. Schedule 5.1 contains a complete and accurate list of all Subsidiaries of Parent.

    SECTION 5.2 CAPITALIZATION.

    (a) The authorized capital stock of Parent consists of 60,000,000 shares of Parent Common Stock and 1,000,000 shares of Preferred Stock, par value $.01 per share, of Parent ("Parent Preferred Stock"). As of the date hereof, (i) approximated 23,282,000 shares of Parent Common Stock are issued and outstanding, (ii) no shares of Parent Preferred Stock are issued and outstanding, (iii) options to acquire approximately 800,000 shares of Parent Common Stock (the "Parent Stock Options") are outstanding under all stock option plans of Parent, and (iv) approximately 800,000 shares of Parent Common Stock are reserved for issuance pursuant to the Parent Stock Options and all other Rights to purchase or otherwise receive capital stock or other securities of Parent. All of the outstanding shares of capital stock of Parent are, and the shares of Parent Common Stock issuable in exchange for shares of Company Common Stock at the Effective Time in accordance with this Agreement will be, when so issued, duly authorized, validly issued, fully paid and nonassessable.

    (b) The authorized capital stock of Sub consists of 1,000 shares of Sub Common Stock, of which 1,000 shares, as of the date hereof, were issued and outstanding. All of such outstanding shares are owned by Parent, and are validly issued, fully paid and nonassessable.

    (c) Except as disclosed in Schedule 5.2, (i) there are no outstanding Rights to purchase or otherwise to receive from Parent or Sub any of the outstanding authorized but unissued or treasury shares of the capital stock or any other security of Parent or Sub, (ii) there is no outstanding security of any kind convertible into or exchangeable for such capital stock, and (iii) there is no voting trust or other agreement or understanding to which Parent or Sub is a party or is bound with respect to the voting of the capital stock of Parent or Sub.

    (d) Parent and its subsidiaries do not beneficially own any shares of the Company's voting stock and, to Parent's knowledge, none of its affiliates or associates (as such terms are defined in Section 912 of the NYBCL) beneficially own any shares of the Company's voting stock.

    SECTION 5.3 AUTHORITY RELATIVE TO THIS AGREEMENT. Each of Parent and Sub has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by each of Parent and Sub and the consummation by Parent and Sub of the transactions contemplated on its part hereby have been duly authorized by their respective Boards of Directors, and by Parent as the sole stockholder of Sub, and no other corporate proceedings on the part of Parent or Sub are necessary to authorize this Agreement or for Parent and Sub to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Sub and constitutes a valid and binding agreement of each of Parent and Sub, enforceable against Parent and Sub in accordance with its terms.

    SECTION 5.4 CONSENTS AND APPROVALS NO VIOLATIONS. Neither the execution, delivery and performance of this Agreement by Parent or Sub, nor the consummation by Parent or Sub of the transactions contemplated hereby will (i) conflict with or result in any breach of any provisions of the Certificate of Incorporation or By-Laws of Parent or of Sub, (ii) require a filing with, or a permit, authorization, consent or approval of, any Governmental Entity except in connection with or in order to comply with the applicable provisions of the HSR Act, the Securities Act, the Exchange Act, state securities or "blue sky" laws, the By-Laws of the NASD, and the filing and recordation of a Certificate of Merger as required by the NYBCL, (iii) except as set forth on Schedule 5.4 hereto, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, or result in the creation of a Lien on any property or asset of Parent or any of its Subsidiaries pursuant to, any of the terms, conditions or provisions of any material Contract to which Parent or Sub is a party or by which either of them or any of their properties or assets may be bound or (iv) violate any material law, order, writ, injunction, decree, statute, rule or regulation of any Governmental Entity applicable to Parent, Sub or any of their properties or assets.

    SECTION 5.5 REPORTS AND FINANCIAL STATEMENTS. Parent has timely filed all reports required to be filed with the SEC pursuant to the Exchange Act or the Securities Act since November 3, 1995 (collectively, the "Parent SEC Reports"), and has previously made available to the Company true and complete copies of all such Parent SEC Reports. Such Parent SEC Reports, as of their respective dates, complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and none of such SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Parent included in the Parent SEC Reports have been prepared in accordance with GAAP consistently applied throughout the periods indicated (except as otherwise noted therein) and fairly present the consolidated financial position of Parent and its consolidated Subsidiaries as at the dates thereof and the consolidated results of operations and cash flows of Parent and its consolidated Subsidiaries for each of the periods then ended, except that in the case of the unaudited consolidated financial statements included in any Form 10-Q, the presentation and disclosures conform with the applicable rules of the Exchange Act, but include all adjustments necessary to conform to GAAP requirements with respect to interim financial statements. Since December 31, 1995, there has been no change in any of the significant accounting (including tax accounting) policies, practices or procedures of the Parent or, except as set forth on Schedule 5.5, any of its consolidated Subsidiaries.

    SECTION 5.6 ABSENCE OF CERTAIN CHANGES OR EVENTS; MATERIAL CONTRACTS. Except as set forth in the Parent SEC Reports, since September 29, 1996, (i) Parent has not conducted its business and operations other than in the ordinary course of business and consistent with past practices or taken any of the actions set forth in Section 6.2(b) and (ii) there has not been any fact, event, circumstance or change affecting or relating to Parent and its Subsidiaries which has had or is reasonably likely to have a Parent Material Adverse Effect.

    SECTION 5.7 INFORMATION IN DISCLOSURE DOCUMENTS AND REGISTRATION
STATEMENT. None of the information to be supplied by Parent or Sub for inclusion in (i) the Registration Statement or (ii) the Proxy Statement will in the case of the Registration Statement, at the time it becomes effective and at the Effective Time, or, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the meeting of stockholders of the Company to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement will comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act, and the rules and regulations promulgated thereunder, except that no representation is made by Parent with respect to statements made therein based on information supplied by the Company or its respective representatives for inclusion in the Registration Statement or the Proxy Statement or with respect to information concerning the Company or any of its Subsidiaries incorporated by reference in the Registration Statement or the Proxy Statement.

    SECTION 5.8 ABSENCE OF UNDISCLOSED LIABILITIES. Except for liabilities or obligations which are accrued or reserved against in Parent's consolidated financial statements (or reflected in the notes thereto) included in the Company SEC Reports or which were incurred after September 30, 1996 in the ordinary course of business and consistent with past practice, and except as set forth on
Schedule 5.8, none of Parent and its Subsidiaries has any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of a nature required by GAAP to be reflected in a consolidated balance sheet (or reflected in the notes thereto) or which would have a Parent Material Adverse Effect.

    SECTION 5.9 COMPLIANCE WITH APPLICABLE LAW. Except as set forth on Schedule
5.9 or as disclosed in the Parent SEC Reports, (i) the Parent and its Subsidiaries hold, and are in compliance with the terms of, all material permits, licenses, exemptions, orders and approvals of all Governmental Entities necessary for the current and presently proposed conduct of their respective businesses ("Parent Permits"), (ii) no fact exists or event has occurred, and no action or proceeding is pending or, to Parent's knowledge, threatened, that has a reasonable possibility of resulting in a revocation, nonrenewal, termination, suspension or other material impairment of any material Parent Permits, (iii) the businesses of Parent and its Subsidiaries are not being conducted in violation of Applicable Law, and (iv) to the knowledge of Parent, (x) no investigation or review by any Governmental Entity with respect to Parent or its Subsidiaries is pending or threatened and (y) no Governmental Entity has indicated an intention to conduct the same.

    SECTION 5.10 LITIGATION. Except for litigation disclosed in the notes to the financial statements included in Parent's Annual Report to Stockholders for the year ended December 31, 1995 or in Parent SEC Reports filed subsequent thereto, there is no suit, action, proceeding or investigation pending or, to the knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries, the outcome of which, in the reasonable judgment of Parent, is likely to have a Parent Material Adverse Effect; nor is there any judgment, decree, injunction, ruling or order of any Governmental Entity outstanding against Parent or any of its Subsidiaries having, or which is reasonably likely to have, a Parent Material Adverse Effect.

    SECTION 5.11 OPINION OF FINANCIAL ADVISOR. Parent has received the opinion of Tanner & Co., Inc., dated March 7, 1997, substantially to the effect that the consideration to be received in the Merger by the holders of Company Common Stock is fair to the holders of Parent Common Stock from a financial point of view, a copy of which opinion has been delivered to the Company.

    SECTION 5.12 ACCOUNTING MATTERS. None of the Parent, any of its Subsidiaries or any of their respective directors, officers or stockholders has taken any action which would prevent the accounting for the Merger as a pooling of interests in accordance with Accounting Principles Board Opinion No. 16, the interpretative releases pursuant thereto and the pronouncements of the SEC.

    SECTION 5.13 TAX MATTERS. Parent knows of no fact or circumstance which is reasonably likely to cause the Merger to be treated other than as a tax-free reorganization under Section 368(a) of the Code.

    SECTION 5.14 BROKERS. Except for its financial advisor, Tanner & Co., Inc., no broker, finder or financial advisor is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Sub.

    SECTION 5.15 NO DEFAULT. Neither Parent nor any Subsidiary of Parent is in default or violation (and no event has occurred which with notice or the lapse of time or both would constitute a default or violation) of any term, condition or provision of (i) its charter, by-laws or comparable organizational documents,
(ii) any material Contract to which Parent or any of its Subsidiaries is a party or by which they or any of their properties or assets may be bound, or (iii) any material order, writ, injunction or decree, or any material statute, rule or regulation, of any Governmental Entity applicable to Parent or any of its Subsidiaries.

                                  ARTICLE VI.

                     CONDUCT OF BUSINESS PENDING THE MERGER

    SECTION 6.1 CONDUCT OF BUSINESS BY THE COMPANY PENDING THE MERGER. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless Parent shall otherwise agree in writing, or as otherwise expressly contemplated by this Agreement:

        (a) the Company shall conduct, and cause each of its Subsidiaries to conduct, its business only in the ordinary and usual course consistent with past practice, and the Company shall use, and cause each of its Subsidiaries to use, its reasonable efforts to preserve intact the present business organization, keep available the services of its present officers and key employees, and preserve the goodwill of those having business relationships with it;

        (b) the Company shall not, nor shall it permit any of its Subsidiaries to, (i) amend its charter, bylaws or other organizational documents, (ii) split, combine or reclassify any shares of its outstanding capital stock,
    (iii) declare, set aside or pay any dividend or other distribution payable in cash, stock or property, or (iv) directly or indirectly redeem or otherwise acquire any shares of its capital stock or shares of the capital stock of any of its Subsidiaries;

        (c) the Company shall not, nor shall it permit any of its Subsidiaries to, (i) authorize for issuance, issue or sell or agree to issue or sell any shares of, or Rights to acquire or convertible into any shares of, its capital stock or shares of the capital stock of any of its Subsidiaries (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), except for the issuance of shares of Company Common Stock upon the exercise of Company Stock Options outstanding on the date of this Agreement, or amend any outstanding Company Stock Option, Company Warrant or other Right, except that the Company may amend the terms of the Company Stock Options set forth on Schedule 4.2(b) under the heading "1987 Plan" to provide that the holders thereof may exercise such options prior to their expiration dates regardless of whether such holders are then serving as directors of the Company; (ii) merge or consolidate with another entity; (iii) acquire or purchase an equity interest in or a substantial portion of the assets of another corporation, partnership or other business organization (except for such potential acquisitions, and on substantially such terms, as have been described in a letter executed and delivered by the Company and Parent simultaneously with the execution and delivery of this Agreement and provided that the Company keeps Parent informed as to the status of all negotiations with respect thereto

    (including any termination of such negotiations) and gives Parent prior notice of the consummation of any such acquisition and the signing of any agreement with respect thereto) or otherwise acquire any assets outside the ordinary and usual course of business and consistent with past practice or otherwise enter into any material contract, commitment or transaction outside the ordinary and usual course of business consistent with past practice; (iv) sell, lease, license, waive, release, transfer, encumber or otherwise dispose of any of its assets outside the ordinary and usual course of business and consistent with past practice; (v) incur, assume or prepay any material indebtedness or any other material liabilities other than in the ordinary course of business and consistent with past practice; (vi) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person other than a Subsidiary of the Company or customers, in each case in the ordinary course of business and consistent with past practice;
    (vii) make, extend or modify in any material respect any loans, advances or capital contributions to, or investments in, any other person, other than to Subsidiaries of the Company or loans to employees of the Company or any of its Subsidiaries, in an aggregate amount not exceeding $25,000, for such reasons, and on such terms and conditions, as are consistent with past practice; (viii) authorize or make capital expenditures in excess of the respective amounts set forth on Schedule 6.1 hereto; (ix) permit any insurance policy naming the Company or any Subsidiary of the Company as a beneficiary or a loss payee to be canceled or terminated other than in the ordinary course of business; or (x) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing;

        (d) the Company shall not, nor shall it permit its Subsidiaries to, (i) adopt, enter into, terminate or amend (except as may be required by Applicable Law) any Company Plan or other arrangement for the current or future benefit or welfare of any director, officer or current or former employee, (ii) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee (except for normal increases in compensation in the ordinary course of business consistent with past practice and accrued and unpaid bonuses in respect of the Company's fiscal year ended November 30, 1996 that are consistent with past practice and have been properly accrued and reflected on the Company's books and records, or (iii) take any action to fund or in any other way secure, or to accelerate or otherwise remove restrictions with respect to, the payment of compensation or benefits under any employee plan, agreement, contract, arrangement or other Company Plan (including the Company Stock Options);

        (e) the Company shall not, nor shall it permit its Subsidiaries to, take any action with respect to, or make any material change in, its accounting or tax policies or procedures, except as required by law or to comply with GAAP; and

        (f) the Company shall not (i) take any action or allow any action to be taken by any of its Subsidiaries or affiliates which would jeopardize the treatment of Parent's acquisition of the Company as a pooling of interests for accounting purposes; or (ii) take any action which would jeopardize qualification of the Merger as a reorganization within the meaning of
    Section 368(a) of the Code.

    SECTION 6.2 CONDUCT OF BUSINESS BY PARENT PENDING THE MERGER. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the Company shall otherwise agree in writing, or as otherwise expressly contemplated by this Agreement:

        (a) Parent shall conduct its business and the business of its Subsidiaries in a manner designed, in the good faith judgment of its Board of Directors, to enhance the long-term value of the Parent Common Stock and the business prospects of Parent and its Subsidiaries;

        (b) Parent shall not (i) split, combine or reclassify any shares of its outstanding capital stock; or (ii) declare, set aside or pay any dividend or other distribution payable in cash, stock or property;

        (c) Parent shall not authorize for issuance, issue or sell or agree to issue or sell any shares of, or Rights to acquire or convertible into any shares of, its capital stock, except for (i) the issuance of shares of Parent Common Stock (x) upon the exercise of Parent Stock Options or other Rights outstanding on the date of this Agreement or (y) upon the exercise of Rights described in the immediately following clause (ii), (ii) the issuance of Rights pursuant to existing employee benefit plans or arrangements in a manner consistent with past practice, and (iii) the issuance of shares of Parent Common Stock in connection with arms' length acquisitions with non-affiliates; and

        (d) Except as described on Schedule 6.2(d), Parent shall not, nor shall it permit any of its Subsidiaries to, (i) amend its charter, bylaws or other organizational documents, (ii) split, combine or reclassify any shares of its outstanding capital stock, or (iii) directly or indirectly redeem or otherwise acquire any shares of its capital stock or shares of the capital stock of any of its Subsidiaries.

    SECTION 6.3 CONDUCT OF BUSINESS OF SUB. During the period from the date of this Agreement to the Effective Time, Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement. It is understood that Sub was formed by Parent solely for the purpose of effecting the Merger, and that Sub will have no material assets and no material liabilities prior to the Merger. Parent shall cause Sub to perform its obligations under this Agreement.

                                  ARTICLE VII.

                             ADDITIONAL AGREEMENTS

    SECTION 7.1 ACCESS AND INFORMATION. Each of the Company and Parent shall (and shall cause its Subsidiaries and its and their respective officers, directors, employees, auditors and agents to) afford to the other and to the other's officers, employees, financial advisors, legal counsel, accountants, consultants and other representatives reasonable access, during normal business hours throughout the period from the date hereof until the earlier of the Effective Time and the termination of this Agreement, to all of its books and records and its properties, plants and personnel and, during such period, each shall furnish promptly to the other a copy of each report, schedule and other document filed or received by it pursuant to the requirements of federal securities laws, provided that no investigation pursuant to this Section 7.1 shall affect any representations or warranties made herein or the conditions to the obligations of the respective parties to consummate the Merger. Unless otherwise required by law, each of Parent and the Company agrees that it (and its respective Subsidiaries and its and their respective representatives) shall hold in confidence all non-public information so acquired in accordance with the terms of the confidentiality agreement between Parent and the Company executed in November 1996 (the "Confidentiality Agreement").

    SECTION 7.2 NO SOLICITATION.

    (a) Prior to the Effective Time, the Company agrees that neither it, any of its Subsidiaries or its affiliates, nor any of the respective directors, officers, employees, affiliates, agents or representatives of the foregoing (including, without limitation, any investment banker, attorney or accountant retained by the Company or any of its Subsidiaries) will, directly or indirectly, solicit, initiate, facilitate or encourage (including by way of furnishing or disclosing non-public information) any inquiries or the making of any proposal with respect to or which may reasonably be expected to lead to, any merger, consolidation or other business combination involving the Company or any Subsidiary of the Company (other than any acquisition by the Company permitted under Section 6.1(c)) or the acquisition of all or any significant assets or capital stock of the Company or any Subsidiary of the Company taken as a whole (an "Acquisition Transaction") or negotiate, explore or otherwise engage in discussions with any corporation, partnership, person, other entity or group (as defined in Section 13(d)(2) of the Exchange Act) (other than Parent and its representatives) in furtherance of such inquiries or with respect to any Acquisition Transaction, or endorse any Acquisition Transaction, or enter into any agreement, arrangement or understanding with respect to any such Acquisition Transaction or which would require it to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement; provided, however, that the Company may, in response to an unsolicited written proposal from a third party, furnish information to and engage in discussions with such third party, in each case only if the Board of Directors of the Company determines in good faith by a majority vote, after consultation with its financial advisor, Houlihan, Lokey, Howard & Zukin, Inc., and after reviewing the advice of outside counsel to the Company, that such action is reasonably likely to be required by the fiduciary duties of the Board of Directors and, prior to taking such action, the Company
(i) provides reasonable notice to Parent to the effect that it is taking such action and (ii) receives from such corporation, partnership, person or other entity or group (and delivers to Parent) an executed confidentiality agreement in reasonably customary form. The Company agrees that as of the date hereof, it, its Subsidiaries and affiliates, and the respective directors, officers, employees, agents and representatives of the foregoing, shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any person (other than Parent and its representatives) conducted heretofore with respect to any Acquisition Transaction. The Company agrees to immediately advise Parent in writing of any inquiries or proposals (or desire to make a proposal) received by (or indicated to), any such information requested from, or any such negotiations or discussions sought to be initiated or continued with, any of it, its Subsidiaries or affiliates, or any of the respective directors, officers, employees, agents or representatives of the foregoing, in each case from a corporation, partnership, person or other entity or group (other than Parent and its representatives) with respect to an Acquisition Transaction, and the terms thereof, including the identity of such third party, and to update on an ongoing basis or upon Parent's request, the status thereof, as well as any actions taken or other developments pursuant to this Section 7.2(a). Notwithstanding anything in the foregoing provisions of the Section 7.2(a) to the contrary: (i) the Company shall not disclose any information received by it or any of its directors, officers, employees, agents or representatives pursuant to the Confidentiality Agreement or any other confidentiality or other similar agreement between the Company and Parent to any person in violation of such agreement and (ii) the Company shall not be obligated to disclose to Parent any confidential information provided to the Company by any third party in violation of any confidentiality agreement between the Company and such third party provided for in this Section 7.2.

    (b) Except as set forth in this Section 7.2(b), the Board of Directors of the Company shall not (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to the Parent or the Sub, the approval or recommendation by the Board of Directors of this Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Transaction or
(iii) cause the Company to enter into any agreement with respect to any Acquisition Transaction. Notwithstanding the foregoing, in the event that prior to the Effective Time the Board of Directors of the Company determines in good faith by a majority vote, after consultation with its financial advisor, Houlihan, Lokey, Howard & Zukin, Inc., and after reviewing the advice of outside counsel to the Company, that such action is reasonably likely to be required by the fiduciary duties of the Board of Directors, the Board of Directors of the Company may withdraw or modify its approval or recommendation of this Agreement and the Merger, approve or recommend an Acquisition Transaction or cause the Company to enter into an agreement with respect to an Acquisition Transaction, provided, in each case, that such Board determines in its good faith reasonable judgment, by a majority vote after consultation with its financial advisor and after reviewing the advice of outside counsel to the Company, that the Acquisition Transaction is more favorable to the stockholders of the Company than the Merger. The Company shall provide reasonable prior notice to the Parent or the Sub to the effect that it is taking such action.

    SECTION 7.3 REGISTRATION STATEMENT. As promptly as practicable, Parent and the Company shall in consultation with each other prepare and file with the SEC the Proxy Statement and Parent in consultation with the Company shall prepare and file with the SEC the Registration Statement. Each of Parent and the Company shall use its reasonable best efforts to have the Registration Statement declared effective as soon as practicable. Parent shall also use its reasonable best efforts to take any action required to be taken under state securities or "blue sky" laws in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement in the Merger. The Company shall furnish Parent with all information concerning the Company and the holders of its capital stock and shall take such other action as Parent may reasonably request in connection with the Registration Statement and the issuance of shares of Parent

Common Stock, and Parent shall furnish the Company with all information concerning Parent and the holders of its capital stock and shall take such other action as the Company may reasonably request in connection with the Proxy Statement. If at any time prior to the Effective Time any event or circumstance relating to Parent, any Subsidiary of Parent, the Company, any Subsidiary of the Company, or their respective officers or directors, should be discovered by such party which should be set forth in an amendment or a supplement to the Registration Statement or Proxy Statement, such party shall promptly inform the other thereof and take appropriate action in respect thereof.

    SECTION 7.4 PROXY STATEMENTS; STOCKHOLDER APPROVAL.

    (a) The Company, acting through its Board of Directors, shall, subject to and in accordance with applicable law and its Certificate of Incorporation and By-Laws, promptly and duly call, give notice of and, as soon as practicable following the date upon which the Registration Statement becomes effective, hold a meeting of the holders of Company Common Stock for the purpose of voting to approve and adopt this Agreement and the transactions contemplated hereby, and, except as otherwise provided in Section 7.2(b), (i) recommend approval and adoption of this Agreement and the transactions contemplated hereby, by the stockholders of the Company and include in the Proxy Statement such recommendation and (ii) take all reasonable and lawful action to solicit and obtain such approval.

    (b) The Company, as promptly as practicable, shall cause the definitive Proxy Statement to be mailed to its stockholders.

    (c) At or prior to the Closing, the Company shall deliver to Parent a certificate of its Secretary setting forth the voting results from its stockholder meeting.

    SECTION 7.5 COMPLIANCE WITH THE SECURITIES ACT.

    (a) At least 10 days prior to the Effective Time, the Company shall cause to be delivered to Parent a list identifying all persons who were at the record date for its stockholders' meeting convened in accordance with Section 7.4 hereof, "affiliates" of the Company, as that term is used in paragraphs (c) and
(d) of Rule 145 under the Securities Act (the "Affiliates").

    (b) The Company shall use its reasonable best efforts to cause each person who is identified as one of its Affiliates in its list referred to in Section 7.5(a) above to deliver to Parent (with a copy to the Company), at least 10 days prior to the Effective Time, a written agreement, in the form attached hereto as Exhibit B (the "Affiliate Agreement").

    (c) If any Affiliate of the Company refuses to provide an Affiliate Agreement, Parent may place appropriate legends on the certificates evidencing the shares of Parent Common Stock to be received by such Affiliate pursuant to the terms of this Agreement and may issue appropriate stop transfer instructions to the transfer agent for shares of Parent Common Stock to the effect that the shares of Parent Common Stock received by such Affiliate pursuant to this Agreement only may be sold, transferred or otherwise conveyed (i) pursuant to an effective registration statement under the Securities Act, (ii) in compliance with Rule 145 promulgated under the Securities Act, or (iii) pursuant to another exemption under the Securities Act.

    SECTION 7.6 REASONABLE BEST EFFORTS. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, the obtaining of all necessary waivers, consents and approvals and the effecting of all necessary registrations and filings. Without limiting the generality of the foregoing, as promptly as practicable, the Company, Parent and Sub shall make all filings and submissions under the HSR Act as may be reasonably required to be made in connection with this Agreement and the transactions contemplated hereby. Subject to the Confidentiality Agreement, the Company will furnish to Parent and Sub, and Parent and Sub will furnish to the Company, such information and assistance as the other may reasonably request in connection with the preparation of any such filings or submissions. Subject to the Confidentiality Agreement, the Company will provide Parent and Sub, and Parent and Sub will provide the Company, with copies of all material written correspondence, filings and communications (or memoranda setting forth the substance thereof) between such party or any of its representatives and any Governmental Entity, with respect to the obtaining of any waivers, consent or approvals and the making of any registrations or filings, in each case that is necessary to consummate the Merger and the other transactions contemplated hereby. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers or directors of Parent and the Surviving Corporation shall take all such necessary action.

    SECTION 7.7 PROXY AND OPTION AGREEMENT. Concurrently herewith, and as an essential inducement for Parent's entering into this Agreement, Parent and Sub are entering into the Proxy and Option Agreement with certain holders of Company Common Stock with respect to all such shares of Company Common Stock held by such holders, except for the Excluded Reade Shares (as described in the Option and Proxy Agreement).

    Section 7.8 COMPANY STOCK OPTIONS. To the extent permitted by the respective terms of the Company Stock Options and the plans under which they were issued and the respective terms of the Company Stock Warrants, at the Effective Time, each of the Company Stock Options (and, solely with respect to such options, the applicable option plans pursuant to which such options were issued) and each of the Company Warrants which is outstanding immediately prior to the Effective Time and listed on Schedule 4.2(b) shall be assumed by Parent on the terms set forth herein and converted automatically into an option or a warrant, as the case may be, to purchase shares of Parent Common Stock (each, a "Converted Option" or a "Converted Warrant", as the case may be) in an amount and at an exercise price determined as provided below:

        (a) The number of shares of Parent Common Stock to be subject to a Converted Option or a Converted Warrant shall be equal to the product of the number of shares of Company Common Stock remaining subject (as of immediately prior to the Effective Time) to the original option or warrant and the Exchange Ratio, provided that any fractional shares of Parent Common Stock resulting from such multiplication shall be rounded down to the nearest share; and

        (b) The exercise price per share of Parent Common Stock under a Converted Option or a Converted Warrant shall be equal to the exercise price per share of Company Common Stock under the original option or warrant divided by the Exchange Ratio, provided that such exercise price shall be rounded down to the nearest cent.

    The adjustment provided herein with respect to any options which are "incentive stock options" (as defined in Section 422 of the Code) shall be modified to the extent required to comply with Section 424(a) of the Code and the applicable Treasury Regulations. After the Effective Time, each Converted Option shall be exercisable and shall vest upon the same terms and conditions as were applicable to the related Company Stock Option immediately prior to the Effective Time, except that all references to the Company shall be deemed to be references to Parent. Parent shall file with the SEC a registration statement on Form S-8 (or other appropriate form) and shall take any action required to be taken under state securities "blue sky" laws for purposes of registering all shares of Parent Common Stock issuable after the Effective Time upon exercise of the Converted Options, and use all reasonable efforts to have such registration statement (or a successor or replacement registration statement) become effective with respect thereto as promptly as practicable after the Effective Time and to remain in effect while any of the Converted Options remain exercisable. Parent shall reserve for issuance in connection with the exercise of Converted Options and Converted Warrants such number of shares of Parent Common Stock as shall be required to be issued upon such exercise.

    SECTION 7.9 PUBLIC ANNOUNCEMENTS. Each of Parent, Sub and the Company agrees that it will not issue any press release or otherwise make any public statement with respect to this Agreement (including the Exhibits hereto) or the transactions contemplated hereby (or thereby) without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that such disclosure can be made without obtaining such prior consent if (i) the disclosure is required by law or by obligations imposed pursuant to any listing agreement with any national securities exchange or quotation system and (ii) the party making such disclosure has first used its reasonable best efforts to consult with (but not obtain the consent of) the other party about the form and substance of such disclosure.

    SECTION 7.10 EXPENSES. Except as otherwise set forth in Section 9.2(b), whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement (including the Exhibits hereto) and the transactions contemplated hereby (and thereby) shall be paid by the party incurring such expenses, except that (i) the filing fee in connection with filings under the HSR Act, (ii) the expenses incurred in connection with printing the Registration Statement and the Proxy Statement and (iii) the filing fee with the SEC relating to the Registration Statement or the Proxy Statement will be shared equally by Parent and the Company.

    SECTION 7.11 LISTING APPLICATION. Parent will use its reasonable best efforts to cause the shares of Parent Common Stock to be issued pursuant to this Agreement in the Merger (as well as the shares of Parent Common Stock issuable after the Effective Time upon exercise of the Parent Options) to be listed for quotation and trading on the Nasdaq National Market.

    SECTION 7.12 SUPPLEMENTAL DISCLOSURE. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would be likely to cause (x) any representation or warranty contained in this Agreement to be untrue or inaccurate or (y) any covenant, condition or agreement contained in this Agreement not to be complied with or satisfied and
(ii) any failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 7.12 shall not have any effect for the purpose of determining the satisfaction of the conditions set forth in Article VIII of this Agreement or otherwise limit or affect the remedies available hereunder to any party.

    SECTION 7.13 LETTERS OF ACCOUNTANTS.

    (a) Parent shall use all reasonable efforts to cause to be delivered to the Company a letter of BDO Seidman, LLP, Parent's independent auditors, dated a date within two business days before the date on which the Registration Statement shall become effective and addressed to the Company, in form and substance reasonably satisfactory to the Company and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement, which letter shall be brought down to a date within two business days prior to the Effective Time.

    (b) The Company shall use all reasonable best efforts to cause to be delivered to Parent a letter of Miller, Ellin & Company, the Company's independent auditors, dated a date within two business days before the date on which the Registration Statement shall become effective and addressed to Parent, in form and substance reasonably satisfactory to Parent and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement, which letter shall be brought down to a date within two business days prior to the Effective Time.

    SECTION 7.14 RECRUITMENT. Prior to the Effective Time, and, if this Agreement is terminated by the Company pursuant to Section 9.1(e)(i) or 9.1(e)(ii), prior to the first anniversary of the date of such termination, neither Parent nor any of its Subsidiaries shall hire or solicit the employment of any employee of the Company or any of its Subsidiaries. Prior to the Effective Time and, if this Agreement is terminated by Parent pursuant to Section 9.1(d)(i) or 9.1(d)(ii) prior to the first anniversary of such termination, neither the Company nor any of its Subsidiaries shall hire or solicit the employment of any employee of Parent or any of its Subsidiaries. If this Agreement terminates without the Merger being consummated except as provided in the preceding sentences of this Section 7.14, neither Parent nor its Subsidiaries, on the one hand, nor the Company nor its Subsidiaries, on the other, will hire or solicit the employment of any employee of any of the others, for a period of six months from the date of such termination.

    SECTION 7.15 INDEMNIFICATION.

    (a) For a period of six years after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify, defend and hold harmless the present and former directors, officers, employees and agents of the Company and its Subsidiaries (each, an "Indemnified Party") against any and all losses, costs, damages, claims and liabilities (including reasonable attorneys' fees) arising out of the Indemnified Party's service or services as a director, officer, employee or agent of the Company or, if at the Company's request, of another corporation, partnership, joint venture, trust or other enterprise occurring at or prior to the Effective Time (including the transactions contemplated by or related to this Agreement) to the fullest extent permitted under New York Law and the Company's Articles of Incorporation and Bylaws as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any litigation, action, claim or proceeding and whether or not Parent or Surviving Corporation is insured against any such matter. Without limiting the foregoing, in any case in which approval by the Surviving Corporation is required to effectuate any indemnification and subject to the applicable requirements of the NYBCL, the Surviving Corporation shall direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel selected by the Surviving Corporation and reasonably acceptable to the Indemnified Party.

    (b) The Surviving Corporation or the Parent shall maintain in effect (for at least six years from the Effective Time in the case of claims made policies) directors' and officers' liability insurance policies providing coverage in an aggregate amount of at least $10,000,000 and with a carrier(s) having a Best rating at least equal to the Best rating of the current carrier(s) covering directors and officers of the Company serving as of or after December 1, 1990 with respect to claims arising from occurrences prior to or at the Effective Time (including the transactions contemplated by or related to this Agreement).

    (c) If Parent or the Surviving Corporation or any successors or assigns shall transfer all or substantially all of its assets to any person or entity, then and in each case, proper provision shall be made so that the assigns of Parent or the Surviving Corporation shall assume the obligations set forth in this Section 7.15.

    (d) The provisions of this Section 7.15 are intended to be for the benefit of and shall be enforceable by, each Indemnified Party and his or her respective heirs and representatives.

                                 ARTICLE VIII.

                    CONDITIONS TO CONSUMMATION OF THE MERGER

    SECTION 8.1 CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

        (a) HSR APPROVAL. Any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and no action shall have been instituted by the Department of Justice or Federal Trade Commission challenging or seeking to enjoin the consummation of this transaction, which action shall have not been withdrawn or terminated.

        (b) STOCKHOLDER APPROVALS. This Agreement and the transactions contemplated hereby shall have been approved and adopted by the requisite vote (as described in Section 4.18) of the stockholders of the Company, in accordance with applicable law.

        (c) NASDAQ LISTING. The shares of Parent Common Stock issuable to the holders of Company Common Stock pursuant to this Agreement in the Merger shall have been authorized for listing on the Nasdaq National Market, upon official notice of issuance.

        (d) REGISTRATION STATEMENT. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceeding by the SEC seeking a stop order.

        (e) NO ORDER. No Governmental Entity (including a federal or state court) of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which materially restricts, prevents or prohibits consummation of the Merger or any transaction contemplated by this Agreement; provided, however, that the parties shall use their reasonable best efforts to cause any such decree, judgment, injunction or other order to be vacated or lifted.

        (f) APPROVALS. Other than the filing of Merger documents in accordance with the NYBCL, all authorizations, consents, waivers, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity the failure of which to obtain, make or occur would, individually or in the aggregate, have a material adverse effect at or after the Effective Time on Parent and its Subsidiaries including the Surviving Corporation and its Subsidiaries, shall have been obtained, been filed or have occurred. Parent shall have received all state securities or "blue sky" permits and other authorizations necessary to issue the shares of Parent Common Stock pursuant to this Agreement in the Merger.

        (g) LITIGATION. No preliminary or permanent injunction or other order shall have been issued by any court or by any governmental or regulatory agency, body or authority which enjoins, restrains or prohibits the transactions contemplated hereby, including the consummation of the Merger or has the effect of making the Merger illegal and which is in effect at the Effective Time (each party agreeing to use its best efforts to have any such injunction or order lifted).

        (h) STATUTES. No statute, rule, regulation, executive order, decree or order of any kind shall have been enacted, entered, promulgated or enforced by any court or governmental authority which prohibits the consummation of the Merger or has the effect of making the Merger illegal.

        (i) MARKET EVENTS. There shall not have occurred and be continuing any general suspension or limitation of trading in Parent Common Stock (exclusive, however, of any temporary suspension pending an ensuing public announcement) or in securities generally on Nasdaq.

        (j) TAX OPINION. The Company shall have received the opinion of Cummings & Lockwood, counsel to the Company, which opinion shall be reasonably satisfactory to Parent, to the effect that the Merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, which opinion shall be dated on or about the date that is two business days prior to the date the Proxy Statement is first mailed to stockholders of the Company and shall have not have been withdrawn or modified in any material respect. Such opinion may be based, as to the matters of fact set forth in such certificates, on certificates of officers of the Company and Parent and of other appropriate persons that are provided to Parent.

    SECTION 8.2 CONDITIONS TO OBLIGATIONS OF PARENT AND SUB TO EFFECT THE MERGER. The obligations of Parent and Sub to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following additional conditions, unless waived in writing by Parent:

        (a) REPRESENTATIONS AND WARRANTIES. (i) The aggregate effect of all inaccuracies in the representations and warranties of the Company set forth in this Agreement does not and would not reasonably be expected to have a Company Material Adverse Effect and (ii) the representations and warranties of the Company that are qualified with reference to a Company Material Adverse Effect or materiality shall, subject to such qualification, be true and correct and the representations and warranties that are not so qualified shall be true and correct in all material respects, in each case as of the date hereof, and, except to the extent such representations and warranties speak as of an earlier date, as of the Effective Time as though made at and as of the Effective Time, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company to such effect.

        (b) PERFORMANCE OF OBLIGATIONS OF THE COMPANY. Each of the Company and its Subsidiaries shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company to such effect.

        (c) AFFILIATE AGREEMENTS. Parent shall have received the Affiliate Agreements from each of the Affiliates of the Company, as contemplated in
    Section 7.5.

        (d) "POOLING LETTER." Parent shall have received from BDO Seidman, LLP a letter, dated the Closing Date and addressed to Parent, to the effect that, subject to customary qualifications, the Merger qualifies for pooling of interests treatment for financial reporting purposes in accordance with GAAP, and Parent shall have received from the Company, with the consent of Miller, Ellin & Company, a copy of a letter, dated the Closing Date, of Miller, Ellin & Company addressed to the Company to the effect that, subject to customary qualifications, the Merger qualifies for pooling of interests for financial reporting purposes in accordance with GAAP.

        (e) LETTERS OF RESIGNATION. Parent and Sub shall have received letters of resignation addressed to the Company from the members of the Company's board of directors, which resignations shall be effective as of the Effective Time.

        (f) DISSENTING SHARES. The aggregate number of shares of Company Common Stock into which all Dissenting Shares are convertible shall not constitute more than 9% of the number of shares of Company Common Stock outstanding as of immediately prior to the Effective Time (calculated assuming no dilution).

        (g) LEGAL OPINION. Parent shall have received opinions, dated the Closing Date, of Otterbourg, Steindler, Houston & Rosen, P.C. and Lester Morse, P.C. which together are substantially to the effect set forth in Exhibit C hereto, subject to assumptions, qualifications and limitations reasonably satisfactory to Parent, which opinions shall be reasonably satisfactory to Parent.

        (h) 1996 DIRECTORS' RETIREMENT PLAN. The Company's 1996 Directors' Retirement Plan shall have terminated and neither the Company, Parent nor any of their respective Subsidiaries shall have any liability or obligation to any person arising under or in respect of such plan.

    SECTION 8.3 CONDITIONS TO OBLIGATION OF THE COMPANY TO EFFECT THE
MERGER. The obligation of the Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following additional conditions:

        (a) REPRESENTATIONS AND WARRANTIES. (i) The aggregate effect of all inaccuracies in the representations and warranties of Parent set forth in this Agreement does not and will not have a Parent Material Adverse Effect and (ii) the representations and warranties of Parent contained in this Agreement that are qualified with reference to a Parent Material Adverse Effect or materiality shall be true and correct and the representations and warranties that are not so qualified shall be true and correct in all material respects as of the date hereof, and, except to the extent such representations and warranties speak as of an earlier date, as of the Effective Time as though made on and as of the

    Effective Time, and the Company shall have received a certificate signed on behalf of Parent by the chief executive officer or the chief financial officer of Parent to such effect.

        (b) PERFORMANCE OF OBLIGATIONS OF PARENT AND SUB. Each of Parent and Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate signed on behalf of Parent by the chief executive officer or the chief financial officer of Parent to such effect.

        (c) LEGAL OPINION. The Company shall have received an opinion, dated the Closing Date, of Proskauer Rose Goetz & Mendelsohn LLP, reasonably satisfactory to the Company, substantially to the effect set forth in Exhibit D hereto.

                                   ARTICLE IX

                                  TERMINATION

    SECTION 9.1 TERMINATION. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of the Company:

        (a) by mutual consent of Parent and the Company;

        (b) by either Parent or the Company, if (i) the Merger shall not have been consummated before September 30, 1997, or (ii) the approval of the stockholders of the Company required by Section 4.18 shall not have been obtained at a meeting duly convened therefor or any adjournment thereof (unless, in the case of any such termination pursuant to this Section 9.1(b), the failure to so consummate the Merger by such date or to obtain such stockholder approval shall have been caused by the action or failure to act of the party (or its Subsidiaries) seeking to terminate this Agreement, which action or failure to act constitutes a breach of this Agreement);

        (c) by either Parent or the Company, if any permanent injunction or action by any Governmental Entity of competent jurisdiction preventing the consummation of the Merger shall have become final and nonappealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 9.1(c) shall have used all reasonable efforts to remove such injunction or overturn such action;

        (d) by Parent, if (i) there has been a breach of any representations or warranties of the Company set forth herein the effect of which, individually or together with all other such breaches, is a Company Material Adverse Effect, (ii) there has been a breach in any material respect of any of the covenants or agreements set forth in this Agreement on the part of the Company, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by Parent to the Company,
    (iii) the Board of Directors of the Company (x) withdraws or amends or modifies in a manner materially adverse to Parent or Sub its recommendation or approval in respect of this Agreement or the Merger, (y) makes any recommendation with respect to an Acquisition Transaction (including making no recommendation or stating an inability to make a recommendation), other than a recommendation to reject such Acquisition Transaction, or (z) takes any action that would be prohibited by Section 7.2, (iv) any corporation, partnership, person or other entity or group ("Acquiring Person") other than Parent, or any affiliate or Subsidiary of Parent, shall have become the beneficial owner of more than 20% of the outstanding voting equity of the Company (either on a primary or a fully diluted basis); provided, however that "Acquiring Person" shall not include any corporation, partnership, person, other entity or group which beneficially owns as of the date hereof (either on a primary or a fully diluted basis) more than 20% of the outstanding voting equity of the Company (either on a primary or a fully diluted basis) and which has not after the date hereof increased such ownership percentage by more than an additional 1% of the outstanding voting equity of the Company (either on a primary or a fully diluted basis), or (v) any other Acquisition Transaction shall have occurred with any Acquiring Person other than Parent, or any affiliate or Subsidiary of Parent;

        (e) by the Company, if (i) there has been a breach of any representations or warranties of Parent set forth herein the effect of which, individually or together with all other such breaches, is a Parent Material Adverse Effect, (ii) there has been a breach in any material respect of any of the covenants or agreements set forth in this Agreement on the part of Parent, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by the Company to Parent or (iii) such termination is necessary to allow the Company to enter into an Acquisition Transaction in accordance with Section 7.2(b); and

        (f) by Parent, if the meeting of stockholders of the Company to vote upon this Agreement is canceled or is otherwise not held prior to August 31, 1997 except as a result of a judgment, injunction, order or decree of any competent authority or events or circumstances beyond the reasonable control of the Company.

    SECTION 9.2 EFFECT OF TERMINATION.

    (a) In the event of termination of this Agreement pursuant to this Article IX, the Merger shall be deemed abandoned and this Agreement shall forthwith become void, without liability on the part of any party hereto, except as provided in this Section 9.2, Section 7.1, Section 7.10 and Section 7.14.

    (b) If (x) Parent shall have terminated this Agreement pursuant to Sections 9.1(d)(iii), 9.1(d)(iv) or 9.1(d)(v) or (y) either (1) Parent or the Company shall have terminated this Agreement pursuant to Section 9.1(b) or (2) Parent shall have terminated this Agreement pursuant to Section 9.1(d)(i), 9.1(d)(ii) or 9.1(f) and, prior to or within one (1) year after any termination described in this clause (y), the Company (or any of its Subsidiaries) shall have directly or indirectly entered into a definitive agreement for, or shall have consummated, an Acquisition Transaction or (z) the Company shall have terminated this Agreement pursuant to Section 9.1(e)(iii), then, in any of such cases, the Company shall pay Parent (A) a termination fee of five million dollars ($5,000,000), plus (B) an amount equal to Parent's actual, documented out-of-pocket expenses incurred in connection with this Agreement and the transactions contemplated hereby, including, without limitation, legal, professional and service fees and expenses; provided, however, that any liquidated damage amounts previously paid by the Company to Parent pursuant to
Section 9.2(c) shall be credited against the termination fee payable under this
Section 9.2(b). Any fees or amounts payable under this Section 9.2(b) shall be paid in same day funds no later than: (i) two business days after a termination described in clause (x) of this Section 9.2(b); (ii) concurrently with or prior to the entering into of the definitive agreement for, or the consummation of, such Acquisition Transaction, in the case of a termination described in clause
(y) of this Section 9.2(b); or (iii) concurrently with or prior to a termination described in clause (z) of this Section 9.2(b).

    (c) If Parent shall have terminated this Agreement pursuant to Sections 9.1(d)(i), 9.1(d)(ii) or 9.1(f), then, in any of such cases, the Company shall pay to Parent as liquidated damages and not as a penalty, three million dollars ($3,000,000). Such liquidated damage amount shall be payable no later than two business days after such termination.

    (d) If the Company shall have terminated this Agreement pursuant to Section 9.1(e)(i) or 9.1(e)(ii), then, in either such case, Parent shall pay to the Company as liquidated damages and not as a penalty, three million dollars ($3,000,000). Such liquidated damage amount shall be payable no later than two business days after such termination.

                                   ARTICLE X

                               GENERAL PROVISIONS

    SECTION 10.1 AMENDMENT AND MODIFICATION. At any time prior to the Effective Time, this Agreement may be amended, modified or supplemented only by written agreement (referring specifically to this Agreement) of Parent, Sub and the Company with respect to any of the terms contained herein; provided, however, that after any approval and adoption of this Agreement by the stockholders of the Company, no such amendment, modification or supplementation shall be made which under applicable law requires the approval of such stockholders, without the further approval of such stockholders.

    SECTION 10.2 WAIVER. At any time prior to the Effective Time, Parent and Sub, on the one hand, and the Company, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other,
(ii) waive any inaccuracies in the representations and warranties of the other contained herein or in any documents delivered pursuant hereto and (iii) waive compliance by the other with any of the agreements or conditions contained herein which may legally be waived. Any such extension or waiver shall be valid only if set forth in an instrument in writing specifically referring to this Agreement and signed on behalf of such party.

    SECTION 10.3 SURVIVABILITY; INVESTIGATIONS. The respective representations and warranties of Parent and the Company contained herein or in any certificates or other documents delivered prior to or as of the Effective Time (i) shall not be deemed waived or otherwise affected by any investigation made by any party hereto and (ii) shall not survive beyond the Effective Time. The covenants and agreements of the parties hereto (including the Surviving Corporation after the Merger) shall survive the Effective Time without limitation (except for those which, by their terms, contemplate a shorter survival period).

    SECTION 10.4 NOTICES. All notices and other communications hereunder shall be in writing and shall be delivered personally or by next-day courier or telecopied with confirmation of receipt, to the parties at the addresses specified below (or at such other address for a party as shall be specified by like notice; provided that notices of a change of address shall be effective only upon receipt thereof. Any such notice shall be effective upon receipt, if personally delivered or telecopied, or one day after delivery to a courier for next-day delivery.

    (a) If to Parent or Sub, to:
       Henry Schein, Inc.
       135 Duryea Road
       Melville, New York 11747
       Fax: (516) 843-5675
       Attention: Mark E. Mlotek, Esq.
       with a copy to:
       Proskauer Rose Goetz & Mendelsohn LLP
       1585 Broadway
       New York, New York 10036
       Fax: (212) 969-2900
       Attention: Robert A. Cantone

    (b) if to the Company, to:
       Micro Bio-Medics, Inc.
       864 Pelham Parkway
       Pelham Manor, New York 10803
       Fax: (914) 738-9538
       Attention: Bruce J. Haber, Esq.
       with a copy to:
       Otterbourg, Steindler, Houston & Rosen, P.C.
       230 Park Avenue
       New York, New York 10169
       Fax: (212) 682-6104
       Attention: Donald N. Gellert, Esq.

    SECTION 10.5 DESCRIPTIVE HEADINGS; INTERPRETATION. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References in this Agreement to Sections, Schedules, Exhibits or Articles mean a Section, Schedule, Exhibit or Article of this Agreement unless otherwise indicated. The term "person" shall mean and include an individual, a partnership, a joint venture, a limited liability company, a corporation, a trust, a Governmental Entity or an unincorporated organization.

    SECTION 10.6 ENTIRE AGREEMENT; ASSIGNMENT. This Agreement (including the Schedules and other documents and instruments referred to herein), together with the Proxy and Option Agreement and the Confidentiality Agreement, constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties or any of them, with respect to the subject matter hereof. This Agreement is not intended to confer upon any person not a party hereto any rights or remedies hereunder. This Agreement shall not be assigned by operation of law or otherwise; provided that Parent or Sub may assign its rights and obligations hereunder to a direct or indirect subsidiary of Parent, but no such assignment shall relieve Parent or Sub, as the case may be, of its obligations hereunder.

    SECTION 10.7 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the provisions thereof relating to conflicts of law, except to the extent relating to matters governed by the General Corporation Law of the State of Delaware.

    SECTION 10.8 SEVERABILITY. In case any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect against a party hereto, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby and such invalidity, illegality or unenforceability shall only apply as to such party in the specific jurisdiction where such judgment shall be made.

    SECTION 10.9 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

    IN WITNESS WHEREFORE, each of Parent, Sub and the Company has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the date first above written.

                                          HENRY SCHEIN, INC.
                                          By:___________________________________
                                            Name:
                                            Title:

                                          MICRO BIO-MEDICS, INC.
                                          By:___________________________________
                                            Name:
                                            Title:

                                          HSI ACQUISITION CORP.
                                          By:___________________________________
                                            Name:
                                            Title:

                                                                        ANNEX II

                  OPINION OF HOULIHAN, LOKEY, HOWARD & ZUKIN, INC.

                                 March 7, 1997

The Board of Directors
Micro Bio-Medics, Inc.
846 Pelham Parkway
Pelham Manor, NY 10803

Gentlemen:

    We understand that Henry Schein, Inc. ("HSI"), HSI Acquisition Corp. ("HSIAC") and Micro Bio-Medics, Inc. (the "Company") are considering entering into a transaction whereby HSIAC, a wholly-owned subsidiary of HSI, would be merged (the "Merger") with and into the Company and the Company would be the surviving corporation. We further understand that each share of Company common stock issued and outstanding immediately prior to date and time at which the Merger becomes effective would be converted into the right to receive 0.62 of a share of the common stock of HSI. Such transaction and all related transactions are referred to collectively herein as the "Transaction."

    You have requested our opinion (the "Opinion") as to the matter set forth below. The Opinion does not address the Company's underlying business decision to effect the Transaction. Additionally, you have advised us that the Company has indicated that it has no intention of engaging in any alternative to the Transaction. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company. Furthermore, at your request, we have not negotiated the Transaction or advised you with respect to alternatives to it.

    In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

        1. reviewed the Company's annual reports to shareholders and on Form 10-K for the five fiscal years ended 1995, draft Form 10-K for the fiscal year ended 1996, and quarterly reports on Form 10-Q for the three quarters ended August 31, 1996, and Company-prepared interim financial statements for the fiscal year ended 1996, which the Company's management has identified as being the most current financial statements available;

        2. reviewed HSI's annual reports to shareholders and on Form 10-K for the fiscal year ended 1995, quarterly reports on form 10-Q for the three quarters ended September 28, 1996, prospectus dated June 21, 1996, and the draft financial statements for the fiscal year ended December 28, 1996, which HSI's management has identified as being the most current financial statements available;

        3.  reviewed copies of the following agreements:

           a. February 26, 1997 draft of Agreement and Plan of Merger by and among Henry Schein, Inc., HSI Acquisition Corp. and the Company;

           b.  January 27, 1997 draft of Option and Proxy Agreement;

           c.  January 27, 1997 draft of Affiliate Agreement;

           d.  February 26, 1997 draft of Employment Agreement;

           e. February 5, 1997 draft of Henry Schein, Inc. Class B Option Agreement Pursuant to the 1994 Stock Option Plan; and

           f. February 5, 1997 draft of Agreement among Henry Schein, Inc. and Bruce Haber;

        4. met with certain members of the senior management of the Company to discuss the Transaction, the operations, financial condition, future prospects and projected operations and performance of the Company, and had discussions with representatives of the Company's investment bankers and counsel to discuss certain matters;

        5. met with certain members of the senior management of HSI to discuss the Transaction, the operations, financial condition, future prospects and projected operations and performance of HSI;

        6. visited certain facilities and business offices of the Company and HSI;

        7. reviewed forecasts and projections prepared by the Company's management with respect to the Company for the fiscal year ending November 30, 1997;

        8. reviewed forecasts and projections prepared by HSI's management with respect to HSI for the fiscal year ending December 27, 1997;

        9. reviewed the historical market prices and trading volume for the Company's and HSI's publicly traded securities;

        10. reviewed certain other publicly available financial data for certain companies that we deem comparable to the Company and HSI, and publicly available prices and premiums paid in other transactions that we considered similar to the Transaction; and

        11. conducted such other studies, analyses and inquiries as we have deemed appropriate.

    We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company an HSI, and that there has been no material change in the assets, financial condition, business or prospects of the Company and HSI since the date of the most recent financial statements made available to us.

    We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and HSI and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company or HSI. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

    Based upon the foregoing, and in reliance thereon, it is our opinion that the consideration to be received by the public stockholders of the Company in connection with the Transaction is fair to them from a financial point of view.

HOULIHAN, LOKEY, HOWARD & ZUKIN, INC.

                OPINION OF HOULIHAN, LOKEY, HOWARD & ZUKIN, INC.

                                          April 18, 1997

The Board of Directors
Micro Bio-Medics, Inc.
846 Pelham Parkway
Pelham Manor, NY 10803

Gentlemen:

    On March 7, 1997 (the "Opinion Date"), we issued a written opinion (the "Opinion") regarding a transaction involving Henry Schein, Inc., HSI Acquisition Corp., and Micro Bio-Medics, Inc. (the "Company"). The Opinion contains detailed documentation of the premises, analyses, and logic upon which our conclusions were founded and should be read in conjunction with this letter. In rendering the Opinion, we reviewed among other things, copies of the following agreements:

        a. February 26, 1997 draft of Agreement and Plan of Merger by and among Henry Schein, Inc., HSI Acquisition Corp. and the Company;

        b.  January 27, 1997 draft of Option and Proxy Agreement;

        c.  January 27, 1997 draft of Affiliate Agreement;

        d.  February 26, 1997 draft of Employment Agreement;

        e. February 5, 1997 draft of Henry Schein, Inc. Class B Option Agreement Pursuant to the 1994 Stock Option Plan; and

        f. February 5, 1997 draft of Agreement among Henry Schein, Inc. and Bruce Haber.

    The above agreements were the most recent drafts available to us as of the Opinion Date.

    At your request, we have subsequently reviewed the following agreements:

        a. Agreement and Plan of Merger dated as of March 7, 1997, as revised, by and among Henry Schein, Inc., HSI Acquisition Corp. and the Company;

        b. Option and Proxy Agreement dated as of March 7, 1997, as revised, by and among Henry Schein, Inc. and the persons listed on Schedule A thereto;

        c. Form of Affiliate Agreement to be executed by affiliates of MBM, as revised;

        d. Employment Agreement dated as of March 7, 1997 between Bruce J. Haber and Henry Schein, Inc.;

        e. Form of Option Agreement between Bruce J. Haber and Henry Schein, Inc. pursuant to Henry Schein Inc.'s 1994 Stock Option Plan, as revised;

        f. Agreement dated as of March 7, 1997, as revised, between Henry Schein, Inc. and Bruce J. Haber relating to the termination of his prior employment agreement with MBM;

        g. Restricted Stock Agreement dated as of March 7, 1997, as revised, between Bruce J. Haber and Henry Schein, Inc.; and

        h. Form of Agreement between Bruce J. Haber and Schein with respect to termination of his employment under certain circumstances.

        (collectively referred to as the "Agreements").

    You have asked us whether if, had we reviewed the Agreements on or before the Opinion Date, the conclusions reached in the Opinion would have been different. After our review of the Agreements (and only the Agreements), we have concluded that the conclusions reached in the Opinion would not have been different as of March 7, 1997 if we had reviewed the Agreements on or before the Opinion Date.

    We have not conducted any investigations, analyses, or inquiries regarding the Transaction (as defined in the Opinion) since the Opinion Date other than the review of the Agreements. This letter does not purport to consider the fairness of the Transaction at any time other than March 7, 1997 and should not be viewed or construed as doing so. This letter only considers the impact of the Agreement upon our Opinion as of the Opinion Date. Unanticipated events and circumstances may have occurred and actual results may have varied from those assumed since the Opinion Date, we have not considered the impact of any such events, circumstances or results in this letter.

HOULIHAN, LOKEY, HOWARD & ZUKIN, INC.

                                                                       ANNEX III

              SECTION 623 OF THE NEW YORK BUSINESS CORPORATION LAW

    (a) A Shareholder intending to enforce his right under a section of this chapter to receive payment for his right under a section of this chapter to receive payment for his shares if the proposed corporate action referred to therein is taken shall file with the corporation, before the meeting of shareholders at which the action is submitted to a vote, or at such meeting but before the vote, written objection to the action. The objection shall include a notice of his election to dissent, his name and residence address, the number and classes of shares to which he dissents and a demand for payment of the fair value of his shares if the action is taken. Such objection is not required from any shareholder to whom the corporation did not give notice of such meeting in accordance with this chapter or where the proposed action is authorized by written consent of shareholders without a meeting.

    (b) Within ten days after the shareholders' authorization date, which term as used in this section means the date on which the shareholders' vote authorizing such action was taken, or the date on which such consent without a meeting was obtained from the requisite shareholders, the corporation shall give written notice of such authorization or consent by registered mail to each shareholder who filed written objection or from whom written objection was not required, excepting any shareholder who voted for or consented in writing to the proposed action and who thereby is deemed to have elected not to enforce his right to receive payment for his shares.

    (c) Within twenty days after the giving of notice to him, any shareholder from whom written objection was not required and who elects to dissent shall file with the corporation a written notice of such election, stating his name and residence address, the number and classes of shares as to which he dissents and a demand for payment of the fair value of his shares. Any shareholder who elects to dissent from a merger under section 905 (Merger of subsidiary corporation) or paragraph (c) of section 907 (Merger or consolidation of domestic and foreign corporations) or from a share exchange under paragraph (g) of Section 913 (Share exchanges) shall file a written notice of such election to dissent within twenty days after the giving to him of a copy of the plan of merger or exchange or an outline of the material features thereof under section 905 or 913.

    (d) A shareholder may not dissent as to less than all of the shares, as to which he has a right to dissent, held by him of record, that he owns beneficially. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such owner, as to which such nominee or fiduciary has a right to dissent, held of record by such nominee or fiduciary.

    (e) Upon consummation of the corporate action, the shareholder shall cease to have any of the rights of a shareholder except the right to be paid the fair value of his shares and any other rights under this section. A notice of election may be withdrawn by the shareholder at any time prior to his acceptance in writing of an offer made by the corporation, as provided in paragraph (g), but in no case later than sixty days from the date of consummation of the corporate action except that if the corporation fails to make a timely offer, as provided in paragraph (g), the time for withdrawing a notice of election shall be extended until sixty days from the date an offer is made. Upon expiration of such time, withdrawal of a notice of election shall require the written consent of the corporation. In order to be effective, withdrawal of a notice of election must be accompanied by the return to the corporation of any advance payment made to the shareholder as provided in paragraph (g). If a notice of election is withdrawn, or the corporate action is rescinded, or a court shall determine that the shareholder is not entitled to receive payment for his shares, or the shareholder shall otherwise lose his dissenters' rights, he shall not have the right to receive payment for his shares and he shall be reinstated to all his rights as a shareholder as of the consummation of the corporate action, including any intervening preemptive rights and the right to payment of any intervening dividend or other distribution or, if any such rights have expired or any such dividend or distribution other

                                     III-1
than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceeding that may have been taken in the interim.

    (f) At the time of filing the notice of election to dissent or within one month thereafter the shareholder of shares represented by certificates shall submit the certificates representing his shares to the corporation, or to its transfer agent, which shall forthwith note conspicuously thereon that a notice of election has been filed and shall return the certificates to the shareholder or other person who submitted them on his behalf. Any shareholder of shares represented by certificates who fails to submit his certificates for such notation as herein specified shall, at the option of the corporation exercised by written notice to him within forty-five days from the date of filing of such notice of election to dissent, lose his dissenter's rights unless a court, for good cause shown, shall otherwise direct. Upon transfer of a certificate bearing such notation, each new certificate issued therefor shall bear a similar notation together with the name of the original dissenting holder of the shares and a transferee shall acquire no rights in the corporation except those which the original dissenting shareholder had at the time of transfer.

    (g) Within fifteen days after the expiration of the period within which shareholders may file their notices of election to dissent, or within fifteen days after the proposed corporate action is consummated, whichever is later (but in no case later than ninety days from the shareholders' authorization date), the corporation or, in the case if a merger or consolidation, the surviving or new corporation, shall make a written offer by registered mail to each shareholder who has filed such notice of election to pay for his shares at a specified price which the corporation considers to be their fair value. Such offer shall be accompanied by a statement setting forth the aggregate number of shares with respect to which notices of election to dissent have been received and the aggregate number of holders of such shares. If the corporate action has been consummated, such offer shall also be accompanied by (1) advance payment to each such shareholder who has submitted the certificates representing his shares to the corporation, as provided in paragraph (f), of an amount equal to eighty percent of the amount of such offer, or (2) as to each shareholder who has not yet submitted his certificates a statement that advance payment to him of an amount equal to eighty percent of the amount of such offer will be made by the corporation promptly upon submission of his certificates. If the corporate action has not been consummated at the time of the making of the offer, such advance payment or statement as to advance payment shall be sent to each shareholder entitled thereto forthwith upon consummation of the corporate action. Every advance payment or statement as to advance payment shall include advice to the shareholder to the effect that acceptance of such payment does not constitute a waiver of any dissenters' rights. If the corporate action has not been consummated upon the expiration of the ninety day period after the shareholders' authorization date, the offer may be conditioned upon the consummation of such action. Such offer shall be made at the same price per share to all dissenting shareholders of the same class, or if divided into series, of the same series and shall be accompanied by a balance sheet of the corporation whose shares the dissenting shareholder holds as of the latest available date, which shall not be earlier than twelve months before the making of such offer, and a profit and loss statement or statements for not less than a twelve-month period ended on the date of such balance sheet or, if the corporation was not in existence throughout such twelve month period, for the portion thereof during which it was in existence. Notwithstanding the foregoing, the corporation shall not be required to furnish a balance sheet or profit and loss statement or statements to any shareholder to whom such balance sheet or profit and loss statement or statements were previously furnished, nor if in connection with obtaining the shareholders' authorization for or consent to the proposed corporate action the shareholders were furnished with a proxy or information statement, which included financial statements, pursuant to Regulation 14A or Regulation 14C of the United States Securities and Exchange Commission. If within thirty days after the making of such offer, the corporation making the offer and any shareholder agree upon the price to be paid for his shares, payment therefor shall be made within sixty days after the making of such offer or the consummation of the proposed corporate action, whichever is later, upon the surrender of the certificates for any such shares represented by certificates.

                                     III-2

    (h) The following procedure shall apply if the corporation fails to make such offer within such period of fifteen days, or if it makes the offer and any dissenting shareholder or shareholders fail to agree with it within the period of thirty days thereafter upon the price to be paid for their shares:

        (1) The corporation shall, within twenty days after the expiration of whichever is applicable of the two periods last mentioned, institute a special proceeding in the supreme court in the judicial district in which the office of the corporation is located to determine the rights of dissenting shareholders and to fix the fair value of their shares. If, in the case of merger or consolidation, the surviving or new corporation is a foreign corporation without an office in this state, such proceeding shall be brought in the county where the office of the domestic corporation, whose shares are to be valued, was located.

        (2) If the corporation fails to institute such proceeding within such period of twenty days, any dissenting shareholder may institute such proceeding for the same purpose not later than thirty days after the expiration of such twenty day period. If such proceeding is not instituted within such thirty day period, all dissenter's rights shall be lost unless the supreme court, for good cause shown, shall otherwise direct.

        (3) All dissenting shareholders, except those who, as provided in paragraph (g), have agreed with the corporation upon the price to be paid for their shares, shall be made parties to such proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in such proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons, and upon each nonresident dissenting shareholder either by registered mail and publication, or in such other manner as is permitted by law. The jurisdiction of the court shall be plenary and exclusive.

        (4) The court shall determine whether each dissenting shareholder, as to whom the corporation requests the court to make such determination, is entitled to receive payment for his shares. If the corporation does not request any such determination or if the court finds that any dissenting shareholder is so entitled, it shall proceed to fix the value of the shares, which, for the purposes of this section, shall be the fair value as of the close of business on the day prior to the shareholders' authorization date. In fixing the fair value of the shares, the court shall consider the nature of the transaction giving rise to the shareholder's right to receive payment for shares and its effects on the corporation and its shareholders, the concepts and methods then customary in the relevant securities and financial markets for determining fair value of shares of a corporation engaging in a similar transaction under comparable circumstances and all other relevant factors. The court shall determine the fair value of the shares without a jury and without referral to an appraiser or referee. Upon application by the corporation or by any shareholder who is a party to the proceeding, the court may, in its discretion, permit pretrial disclosure, including, but not limited to, disclosure of any expert's reports relating to the fair value of the shares whether or not intended for use at the trial in the proceeding and notwithstanding subdivision (d) of section 3101 of the civil practice laws and rules.

        (5) The final order in the proceeding shall be entered against the corporation in favor of each dissenting shareholder who is a party to the proceeding and is entitled thereto for the value of his shares so determined.

        (6) The final order shall include an allowance for interest at such rate as the court finds to be equitable, from the date the corporate action was consummated to the date of payment. In determining the rate of interest, the court shall consider all relevant factors, including the rate of interest which the corporation would have had to pay to borrow money during the pendency of the proceeding. If the court finds that the refusal of any shareholder to accept the corporate offer of payment of his shares was arbitrary, vexatious or otherwise not in good faith, no interest shall be allowed to him.

                                     III-3

        (7) Each party to such proceeding shall bear its own costs and expenses, including the fees and expenses of its counsel and of any experts employed by it. Notwithstanding the foregoing, the court may, in its discretion, apportion and assess all or any part of the costs, expenses and fees incurred by the corporation against any or all of the dissenting shareholders who are parties to the proceeding, including any who have withdrawn their notices of election as provided in paragraph (e), if the court finds that their refusal to accept the corporate offer was arbitrary, vexatious or otherwise not in good faith. The court may, in its discretion, apportion and assess all or any part of the costs, expenses and fees incurred by any or all of the dissenting shareholders who are parties to the proceeding against the corporation if the court finds any of the following:
    (A) that the fair value of the shares as determined materially exceeds the amount which the corporation offered to pay; (B) that no offer or required advance payment was made by corporation; (C) that the corporation failed to institute the special proceeding within the period specific therefor; or (D) that the action of the corporation in complying with its obligations as provided in this section was arbitrary, vexatious or otherwise not in good faith. In making any determination as provided in clause (A), the court may consider the dollar amount or the percentage, or both, by which the fair value of the shares as determined exceeds the corporate offer.

        (8) Within sixty days after final determination of the proceeding, the corporation shall pay to each dissenting shareholder the amount found to be due him, upon surrender of the certificates for any such shares represented by certificates.

    (i) Shares acquired by the corporation upon the payment of the agreed value therefor or of the amount due under the final order, as provided in this section, shall become treasury shares or be canceled as provided in section 515 (Reacquired shares), except that, in the case of a merger or consolidation, they may be held and disposed of as the plan of merger or consolidation may otherwise provide.

    (j) No payment shall be made to dissenting shareholder under this section at a time when the corporation is insolvent or when such payment would make it insolvent. In such event, the dissenting shareholder shall, at his option:

        (1) Withdraw his notice of election, which shall in such event be deemed withdrawn with the written consent of the corporation; or

        (2) Retain his status as a claimant against the corporation and, if it is liquidated, be subordinated to the rights of creditors of the corporation, but have rights superior to the non-dissenting shareholders, and if it is not liquidated, retain his right to be paid for his shares, which right the corporation shall be obliged to satisfy when the restrictions of this paragraph do not apply.

        (3) The dissenting shareholder shall exercise such option under subparagraph (1) or (2) by written notice filed with the corporation within thirty days after the corporation has given him written notice that payment for his shares cannot be made because of the restrictions of this paragraph. If the dissenting shareholder fails to exercise such option as provided, the corporation shall exercise the option as provided, the corporation shall exercise the option by written notice given to him within twenty days after the expiration of such period of thirty days.

    (k) The enforcement by a shareholder of his right to receive payment for his shares in the manner provided herein shall exclude the enforcement by such shareholder of any other right to which he might otherwise be entitled by virtue of share ownership, except as provided in paragraph (e), and except that this section shall not exclude the right of such shareholder to bring or maintain an appropriate action to obtain relief on the ground that such corporate action will be or is unlawful or fraudulent as to him.

    (l) Except as otherwise expressly provided in this section, any notice to be given by a corporation to a shareholder under this section shall be given in the manner provided in section 605 (Notice of meetings of shareholders).

    (m) This section shall not apply to foreign corporations except as provided in subparagraph (e) (2) of section 907 (Merger or consolidation of domestic and foreign corporations). (Last amended by L. 1986, Ch 117, Section3.)

                                     III-4

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Article TENTH of the Company's Amended and Restated Certificate of Incorporation provides that the Company shall indemnify and hold harmless, to the fullest extent authorized by the Delaware General Corporation Law, its officers and directors against all expenses, liability and loss actually and reasonably incurred in connection with any civil, criminal, administrative or investigative action, suit or proceeding. The Amended and Restated Certificate of Incorporation also extends indemnification to those serving at the request of the Company as directors, officers, employees or agents of other enterprises.

    In addition, Article NINTH of the Company's Amended and Restated Certificate of Incorporation provides that no director shall be personally liable for any breach of fiduciary duty. Article NINTH does not eliminate a director's liability (i) for a breach of his or her duty of loyalty to the Company or its stockholders, (ii) for acts of intentional misconduct, (iii) under Section 174 of the Delaware General Corporation Law for unlawful declarations of dividends or unlawful stock purchases or redemptions, or (iv) for any transactions from which the director derived an improper personal benefit.

    Section 145 of the Delaware General Corporation Law permits a corporation to indemnify its directors and officers against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant officers or directors are reasonably entitled to indemnity for such expenses despite such adjudication of liability.

    Section 102(b)(7) of the Delaware General Corporation Law provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENTS

    (A) EXHIBITS

    The exhibits required by Item 601 of Regulation S-K and filed herewith are listed in the Exhibit Index immediately preceding the exhibits.

    (B) FINANCIAL STATEMENT SCHEDULES

    All schedules are omitted as the required information is presented in the consolidated financial statements or related notes incorporated by reference in the Proxy Statement/Prospectus or are not applicable.

    (C) REPORTS, OPINIONS OR APPRAISALS

    Opinion of Houlihan, Lokey, Howard & Zukin, Inc. (filed as Annex II to the Proxy Statement/ Prospectus constituting part of this Registration Statement and incorporated herein by reference).

ITEM 22. UNDERTAKINGS

    The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

PROVIDED, HOWEVER, that paragraphs (1) (i) and (1) (ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the undersigned registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (6) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (7) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Melville, State of New York on July 2, 1997.

                                HENRY SCHEIN, INC.

                                By:            /s/ STANLEY M. BERGMAN
                                     -----------------------------------------
                                                 Stanley M. Bergman
                                             CHAIRMAN, CHIEF EXECUTIVE
                                               OFFICER AND PRESIDENT

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stanley M. Bergman and Steven Paladino, and each of them, such person's true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such persons and in such person's name, place and stead, in any and all capacities, to sign any and all Amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent, and both of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or either of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURE                      CAPACITY                  DATE
------------------------------  --------------------------  -------------------

                                Chairman, Chief Executive
    /s/ STANLEY M. BERGMAN        Officer, President and
------------------------------    Director (principal          July 2, 1997
      Stanley M. Bergman          executive officer)

                                Senior Vice President,
     /s/ STEVEN PALADINO          Chief Financial
------------------------------    Officer and Director         July 2, 1997
       Steven Paladino            (principal financial
                                  and accounting officer)

   /s/ JAMES P. BRESLAWSKI
------------------------------  Director                       July 2, 1997
     James P. Breslawski

    /s/ GERALD A. BENJAMIN
------------------------------  Director                       July 2, 1997
      Gerald A. Benjamin

     /s/ LEONARD A. DAVID
------------------------------  Director                       July 2, 1997
       Leonard A. David

      /s/ MARK E. MLOTEK
------------------------------  Director                       July 2, 1997
        Mark E. Mlotek

      /s/ PAMELA JOSEPH
------------------------------  Director                       July 2, 1997
        Pamela Joseph

     /s/ MARVIN H. SCHEIN
------------------------------  Director                       July 2, 1997
       Marvin H. Schein

      /s/ IRVING SHAFRAN
------------------------------  Director                       July 2, 1997
        Irving Shafran

                                 EXHIBIT INDEX

    Unless otherwise indicated, exhibits are incorporated by reference to the correspondingly numbered exhibits in the Henry Schein, Inc.'s Registration Statement on Form S-1 (Registration No. 33-96528).

 EXHIBIT NO.                                           DESCRIPTION                                           PAGE NO.
-------------  -------------------------------------------------------------------------------------------  -----------

        2.1    Agreement and Plan of Merger, dated as of March 7, 1997, as revised, by and among Henry
               Schein, Inc., HSI Acquisition Corp and Micro Bio-Medics, Inc. (filed as Annex I to the
               Proxy Statement/Prospectus included in this Registration Statement)

        3.1    Form of Amended and Restated Articles of Incorporation

        3.2    Form of Amended and Restated Bylaws

        5.1    Opinion of Proskauer Rose LLP regarding legality (filed herewith)

        5.2    Opinion of Cummings & Lockwood regarding certain tax matters (filed herewith)

        9.1    Voting Trust Agreement dated September 30, 1994, as amended, among Henry Schein, Inc., the
               Estate of Jacob M. Schein, the Trusts under Articles Third and Fourth of the Will of Jacob
               M. Schein, the Trust established by Pamela Joseph under Trust Agreement dated February 9,
               1994, the Trust established by Martin Sperber under Trust Agreement dated September 19,
               1994, management stockholders and Stanley M. Bergman, as voting trustee

        9.2    Agreements dated December 27, 1994 among Henry Schein, Inc., various executive officers and
               Stanley M. Bergman, as voting trustee

        9.3    Agreements dated as of May 1, 1995 among Henry Schein, Inc., various executive officers and
               Stanley M. Bergman, as voting trustee

       10.1    Amended and Restated Schein Agreement (the "Schein Agreement"), effective as of February
               16, 1994, among Henry Schein, Inc., Marvin H. Schein, the Trust established by Marvin H.
               Schein under Trust Agreement dated September 9, 1994, the Charitable Trust established by
               Marvin H. Schein under Trust Agreement dated September 12, 1994, the Estate of Jacob M.
               Schein, the Trusts established by Articles Third and Fourth of the Will of Jacob M. Schein,
               the Trust established by Pamela Joseph under Trust Agreement dated February 9, 1994, the
               Trust established by Martin Sperber under Trust Agreement dated September 19, 1994, the
               Trust established by Stanley M. Bergman under Trust Agreement dated September 15, 1994,
               Pamela Schein, Pamela Joseph, Martin Sperber, Stanley M. Bergman, Steven Paladino and James
               P. Breslawski (collectively, the "Schein Parties")

       10.2    Schein Registration Rights Agreement dated September 30, 1994, among Henry Schein, Inc.,
               Pamela Schein, the Trust established by Pamela Joseph under Trust Agreement dated February
               9, 1994, Marvin H. Schein, the Trust established by Marvin H. Schein under Trust Agreement dated December 31, 1993, the Trust established by Marvin H. Schein under Trust Agreement dated September 19, 1994, the Charitable Trust established by Marvin H. Schein under Trust
               Agreement dated September 12, 1994, Martin Sperber, the Trust established by Martin Sperber under Trust Agreement dated September 19, 1994, Stanley M. Bergman and the Trust established by Stanley M. Bergman under Trust Agreement dated September 15, 1994

                                      II-6
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
 EXHIBIT NO.                                           DESCRIPTION                                           PAGE NO.
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
       10.3    Letter Agreement dated September 30, 1994 to Henry Schein, Inc. from Marvin H. Schein,
               Pamela Joseph and Pamela Schein

       10.4    Release to the Schein Agreement dated September 30, 1994

       10.5    Separation Agreement dated as of September 30, 1994 by and between Henry Schein, Inc.,
               Schein Pharmaceutical, Inc. and Schein, Schein Holdings

       10.6    Restructuring Agreement dated September 30, 1994 among Schein, Schein Holdings, Henry
               Schein, Inc., the Estate of Jacob M. Schein, Marvin H. Schein, the Trust established by
               Marvin H. Schein under Trust Agreement dated December 31, 1993, the Trust established by
               Marvin H. Schein under Trust Agreement dated September 9, 1994, the Charitable Trust established by Marvin H. Schein under Trust Agreement dated September 12, 1994, Pamela
               Schein, Pamela Joseph, the Trust established by Pamela Joseph under Trust Agreement dated
               February 9, 1994; the Trusts under Articles Third and Fourth of the Will of Jacob M.
               Schein; Stanley M. Bergman, the Trust established by Stanley M. Bergman under Trust
               Agreement dated September 15, 1994, Martin Sperber, the Trust established by Martin Sperber under Trust Agreement dated December 31, 1993, and the Trust established by Martin Sperber under Trust Agreement dated September 19, 1994

       10.7    Agreement and Plan of Corporate Separation and Reorganization dated as of September 30,
               1994 among Schein, Schein Holdings, Henry Schein, Inc., the Estate of Jacob M. Schein,
               Marvin H. Schein, the Trust established by Marvin H. Schein under Trust Agreement dated
               December 31, 1993, the Trust established by Marvin H. Schein under Trust Agreement dated
               September 9, 1994, the Charitable Trust established by Marvin H. Schein under Trust
               Agreement dated September 12, 1994, Pamela Schein, the Trust established by Article Fourth of the Will of Jacob M. Schein for the benefit of Pamela Schein and her issue under Trust
               Agreement dated September 29, 1994, Pamela Joseph, the Trust established by Pamela Joseph under Trust Agreement dated February 9, 1994, the Trust established by Pamela Joseph under
               Trust Agreement dated September 28, 1994 and the Trusts under Articles Third and Fourth of the Will of Jacob M. Schein

       10.8    Henry Schein, Inc. 1994 Stock Option Plan, as amended and restated effective as of July 1,
               1995**

       10.9    Henry Schein, Inc. Amendment and Restatement of the Supplemental Executive Retirement
               Plan**

      10.10    Henry Schein, Inc. Summary Executive Incentive Plan**

      10.11    Consulting Agreement dated September 30, 1994 between Henry Schein, Inc. and Marvin H.
               Schein**

      10.12    Employment Agreement dated as of January 1, 1992 between Henry Schein, Inc. and Stanley M.
               Bergman**

      10.13    Amended and Restated Stock Issuance Agreement dated as of December 24, 1992 between Henry
               Schein, Inc. and Stanley M. Bergman**

      10.14    Stock Issuance Agreements dated December 27, 1994 between Henry Schein, Inc. and various executive officers**

      10.15    Agreement and Plan of Merger dated as of September 1, 1995, among Henry Schein, Inc.,
               Schein Dental Equipment Corp., Marvin Schein and others

                                      II-7
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
 EXHIBIT NO.                                           DESCRIPTION                                           PAGE NO.
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
      10.16    Stock Purchase Agreement dated August 25, 1995, by Henry Schein, Inc., PRN Medical, Inc.
               and its shareholders, and Florida Doctor Supply, Inc. and its shareholders

      10.17    Restated Standard Indemnity Agreement dated February 8, 1993, as amended January 25, 1993, by and between Showa Dekko America, Inc. and Henry Schein, Inc.

      10.18    Guaranty Agreement by and between Showa Dekko K.K. and Henry Schein, Inc., relating to the
               Restated Standard Indemnity Agreement dated February 8, 1993, as amended January 25, 1993, by and between Showa Denko America, Inc. and Henry Schein, Inc.

      10.19    Stock Issuance Agreements dated as of May 1, 1995 between Henry Schein, Inc. and executive officers

      10.20    Agreement of Purchase and Sale of Assets dated February 28, 1996 by and among Henry Schein,
               Inc., Benton Dental, Inc. and Modern Dental Concepts, Inc. (incorporated by reference to
               Exhibit 10.20 of the registrant's Form 10-K for the fiscal year ended December 28, 1996)

      10.21    Credit Agreement dated as of December 8, 1994 between Henry Schein, Inc. and The Chase
               Manhattan Bank, N.A.

      10.22    Loan Agreement dated May 5, 1995 by and between Henry Schein, Inc. and New York State Urban
               Development Corporation

      10.23    Term Loan Agreement dated as of November 15, 1993 between Henry Schein Europe, Inc. and
               Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A.

      10.24    Corporate Guarantee dated November 15, 1993 by Henry Schein, Inc., Zahn Dental Co., Inc.
               Zahn Dental (Florida), Inc., Zahn Dental (Mass), Inc., Tri-State Medical Supply, Inc. and
               Zahn Schein Holdings with respect to the Term Loan dated as of November 15, 1993 between
               Henry Schein Europe, Inc. and Cooperatieve Centrale Raiffeisen-Boerenleenbank, B.A.

      10.25    Joint and Several Guarantee dated February 7, 1995 by Henry Schein, Inc. in favor of Banque
               Nationale de Paris

      10.26    Joint and Several Guarantee dated February 7, 1995 by Henry Schein, Inc. in favor of Banque
               Francaise du Commerce Exterieur

      10.27    Guarantee dated March 1, 1996 by Henry Schein, Inc. in favor of Deutsche Bank AG
               (incorporated by reference to Exhibit 10.27 of the registrant's Form 10-K for the fiscal year ended December 28, 1996)

      10.28    Lease Agreement dated December 22, 1995 by and between Dugan Realty, L.L.C. and Henry
               Schein, Inc. (incorporated by reference to Exhibit 10.28 of the registrant's Form 10-K for the fiscal year ended December 28, 1996)

      10.29    Commercial Guaranty dated August 1, 1994 by Henry Schein, Inc. in favor of the Mid-City
               National Bank

      10.30    Discretionary Line of Credit dated August 18, 1995 between PNC Bank, Delaware and one of
               Henry Schein, Inc.'s 50% owned companies

                                      II-8
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
 EXHIBIT NO.                                           DESCRIPTION                                           PAGE NO.
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
      10.31    Discretionary Line of Credit Demand Note dated August 18, 1995 in favor of one of Henry
               Schein, Inc.'s 50% owned companies

      10.32    Loan Agreement dated March 30, 1992 between the Royal Bank of Scotland plc, Henry Schein
               U.K. Schein Holdings Limited and BDG U.K. Schein Holdings Limited

      10.33    Loan Agreement dated January 28, 1994 between the Royal Bank of Scotland plc, Henry Schein
               U.K. Schein Holdings Limited and Dental Express (Supplies) Limited

      10.34    Credit Agreement dated June 5, 1995 among Canadian Imperial Bank of Commerce and one of
               Henry Schein, Inc.'s 50% owned companies

      10.35    Master Lease Agreement dated as of February 28, 1991 between General Electric Capital
               Corporation and Henry Schein, Inc.

      10.36    Master Lease Agreement dated December 2, 1994 between Chase Equipment Leasing, Inc. and
               Henry Schein, Inc.

      10.37    Software License Agreement dated as of June 20, 1995 between Henry Schein, Inc. and
               XcelleNet, Inc.

      10.38    Software License Agreement dated as of October 31, 1994, as amended, between J.D. Edwards &
               Henry Schein, Inc.

      10.39    Software Update Agreement dated as of October 31, 1994, as amended, between J.D. Edwards &
               Company and Henry Schein, Inc.

      10.40    Software Services Agreement dated as of October 31, 1994, as amended, between J.D. Edwards
               & Company and Henry Schein, Inc.

      10.41    Lease dated December 3, 1990 between WRC Properties, Inc. and Henry Schein, Inc.

      10.42    Lease dated March 2, 1992 between Vista Distribution Center, Inc. and Henry Schein, Inc.

      10.43    Lease dated as of September 30, 1993, as amended October 14, 1993 and May 23, 1995, by and between Broad Hollow Realty Co. and Henry Schein, Inc.

      10.44    Lease dated April 27, 1995 by Lyndean Investments Limited to Kent Dental Limited and Henry
               Schein U.K. Schein Holdings Limited

      10.45    Lease dated October 23, 1994 between Georg and Pia Netzhammer and Henry-Schein Dentina GmbH
               (English translation and original version)

      10.46    Lease dated January 11, 1995 between Lyndean Investments Limited, Kent Dental Limited and
               Henry Schein U.K. Schein Holdings Limited

      10.47    Stock Purchase Agreement dated as of August 18, 1995 among Henry Schein, Inc., the Mark
               Family Partnership and others

      10.48    Group Purchasing Program Agreement dated March 31, 1994, as amended June 26, 1995, by and between AMA Resources, Inc. and Henry Schein, Inc.

      10.49    Hospital Supply Purchase Agreement dated as of November 10, 1994 between Veterinary Centers of America, Inc. and Henry Schein, Inc.

                                      II-9
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 EXHIBIT NO.                                           DESCRIPTION                                           PAGE NO.
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
      10.50    Award of Contract to Henry Schein, Inc. dated April 14, 1995 by Department of the Army

      10.51    Sales Agent Agreement dated March 1, 1995 by and between Merck & Co., Inc. and Henry
               Schein, Inc.

      10.52    Supply Agreement dated March 20, 1991

      10.53    Shareholders' Agreement dated March 20, 1991

      10.54    Non-Negotiable Promissory Note dated March 20, 1991 from Henry Schein, Inc. to N-Tech

      10.55    Guaranty dated March 20, 1991 by Henry Schein, Inc. and others in favor of N-Tech, Inc.

      10.56    Demand Debenture dated December 20, 1988 from one of Henry Schein, Inc.'s 50% owned companies to Canadian Imperial Bank of Commerce

      10.57    Pledge Agreement dated December 20, 1988 of one of Henry Schein, Inc.'s 50% owned companies to Canadian Imperial Bank of Commerce

      10.58    Shareholders' Agreement dated as of December 1, 1990 by and among the shareholders of Henry
               Schein Espana, S.A.

      10.59    Shareholders' Agreement dated as of April 1, 1991 between the shareholders of
               Schein-Dentina, B.V. (English translation)

      10.60    Put and Call Option Agreement dated August 29, 1991 between Schein International (Europe)
               Inc. and the shareholders of Henry Schein U.K. Schein Holdings Limited

      10.61    Deed of Guarantee dated August 29, 1991 between Henry Schein, Inc. and the shareholders of
               Henry Schein U.K. Schein Holdings Limited

      10.62    Stock Purchase Agreement dated November 1, 1992 among SSN Healthcare Supply, Inc., Henry
               Schein, Inc., Tri-State Medical Supply, Inc. and a shareholder

      10.63    Stock Purchase and Shareholders' Agreement dated March 19, 1993 by and among S.A.
               Hospithera and Henry Schein Europe, Inc.

      10.64    Agreement dated March 19, 1993 by and among S.A. Hospithera N.V., Henry Schein Europe Inc., and S.A. Henry Schein Hospithera N.V.

      10.65    Supply Agreement dated as of March 15, 1993 between Henry Schein B.V. and S.A. Henry Schein
               Hospithera N.V.

      10.66    Put and Call Option Agreement dated July 1, 1993 between P.W. White Schein Holdings Limited and Henry Schein Europe Inc.

      10.67    Shareholders' Agreement dated July 1, 1993 between the shareholders of Henry Schein UK
               Schein Holdings Ltd.

      10.68    Consortium Agreement dated July 1, 1993 between the shareholders of Henry Schein UK Schein
               Holdings Ltd.

      10.69    Guarantee dated July 1, 1993 between Henry Schein, Inc. and P.W. White Schein Holdings
               Limited

                                     II-10
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
 EXHIBIT NO.                                           DESCRIPTION                                           PAGE NO.
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
      10.70    Restructuring Agreement dated July 30, 1993 by and among Henry Schein, Inc., Dental Plan,
               Inc., and certain of its employees

      10.71    Share Purchase Agreement dated as of November 17, 1993 by and among Henry Schein B.V. and
               Johannes Cornelis van den Braak

      10.72    Asset Purchase and Business Development Agreement dated May 23, 1994 among Henry Schein,
               Inc., Chicago Medical Equipment Company, and its principal stockholder, Universal Footcare
               Schein Holdings Corp., Universal Footcare Products, Inc. and Universal Footcare Sales Co.,
               L.L.C.

      10.73    Sales Service Agreement dated as of August 1, 1994 between Universal Footcare Products,
               Inc. and Universal Footcare Sales Co., L.L.C.

      10.74    Unanimous Shareholders Agreement dated August 4, 1994 among Henry Schein Canada Inc., Henry
               Schein, Inc., 972704 Ontario Inc. and its shareholders, and Consolidated Dental Ltd.

      10.75    Share Purchase Agreement dated June 27, 1994 by and between the shareholders of Henry
               Schein France S.A.

      10.76    Shareholders Agreement dated January 1, 1995 among SSN Healthcare Supply, Inc., South
               Jersey Medical Supply Co., Inc., South Jersey Surgical Supply Co., Inc., and its
               shareholders

      10.77    Shareholders Agreement dated as of January 24, 1995 by and among the shareholders of
               Dentisoft, Inc.

      10.78    Purchase Agreement dated as of June 14, 1995 among The Veratex Corporation, Henry Schein,
               Inc. and Schein Michigan Corp.

      10.79    Form of Henry Schein, Inc. Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit 10.79 of the registrant's Form 10-K for the fiscal year ended December
               28, 1996)**

      10.80    Supply Agreement made as of July 7, 1995 between Tidi Products, Inc. and Henry Schein, Inc.

      10.81    Agreement Subject to Conditions Precedent dated July 21, 1995 between Henry Schein Europe
               Inc., Henry Schein France S.A., Gerard Ifker, Didier Cochet, Frederic Ladet, Jean-Hugues
               Lelievre and Christophe Morales (English Translation)

      10.82    Put and Call Option Agreement dated June 9, 1995 between William Roger Killiner and Henry
               Schein U.K. Schein Holdings Limited

      10.83    Put and Call Option Agreement dated June 9, 1995 between Anthony Alan Anderson and Henry
               Schein U.K. Schein Holdings Limited

      10.84    Agreement of Purchase and Sale of Assets dated as of July 1, 1995 by and among Precision
               Dental Specialties, Inc. and its shareholders, PDS Acquisition Corp., and Henry Schein,
               Inc.

      10.85    Shareholders Agreement dated as of July 1, 1995 by and among Precision Dental Specialties,
               Inc. and its shareholders, PDS Acquisition Corp., and Henry Schein, Inc.

      10.86    Agreement dated January 1, 1995 between Henry Schein (UK) Holdings Ltd. and The Royal Bank of Scotland plc

                                     II-11
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
 EXHIBIT NO.                                           DESCRIPTION                                           PAGE NO.
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
      10.87    Agreement dated March 4, 1993 between Henry Schein (UK) Holdings Ltd. and The Royal Bank of
               Scotland plc

      10.88    Loan Agreement dated November 16, 1993 between Henry Schein B.V. and others and
               Crediet-en-Effectenbank N.V. (English translation and original version)

      10.89    Multicurrency Credit Policy between Henry Schein Espana, S.A. and others and Banco Popular
               Espanol, S.A. (English translation and original version)

      10.90    Revolving Credit Agreement (the "Credit Agreement") dated as of January 31, 1997 among
               Henry Schein, Inc., The Chase Manhattan Bank, Fleet Bank, N.A., Cooperatieve Centrale
               Raiffeisen Boerenleenbank, B.A. "Rabobank Nederland", New York Branch and European American
               Bank (filed herewith)

      10.91    Option and Proxy Agreement, dated as of March 7, 1997, as revised, by and among Henry
               Schein, Inc. and the persons listed on Schedule A thereto, each a shareholder of Micro
               Bio-Medics, Inc. (filed herewith)

      10.92    Employment Agreement, dated March 7, 1997, between Bruce J. Haber and the registrant (filed herewith)**

      10.93    Termination of Employment Agreement, dated March 7, 1997, as revised, between Bruce J.
               Haber and the registrant (filed herewith)**

      10.94    Agreement and Plan of Merger among Henry Schein, Inc., HS Acquisition, Inc., Roane-Barker,
               Inc. and Ralph L. Falls, Jr. dated as of May 23, 1997, as amended by letters dated June 24,
               1997 and June 25, 1997 (filed herewith)

       11.1    Statements regarding computation of per share income (filed as part of Henry Schein, Inc.'s
               Current Report on Form 8-K dated June 24, 1997 and incorporated by reference in the Proxy
               Statement/Prospectus included in this Registration Statement)

       21.1    List of Subsidiaries Henry Schein, Inc.

       23.1    Consent of BDO Seidman, LLP* (filed herewith)

       23.2    Consent of Miller, Ellin & Company (filed herewith)

       23.3    Consent of Proskauer Rose LLP (included in Exhibit 5.1)

       23.4    Consent of Cummings & Lockwood (included in Exhibit 5.2)

       23.5    Consent of Houlihan, Lokey, Howard & Zukin, Inc. (filed herewith)

       24.1    Powers of Attorney (included in Part II of the Registration Statement)

------------------------

**  Indicates management contract or compensatory plan or arrangement.

                                     II-12